5/19

08002639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SNS Reaal NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2008
THOMSON REUTERS

FILE NO. 82- 35768

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/19/08

BEST AVAILABLE COPY

SNS REAAL

RECEIVED
2008 MAY 19 A 7:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual Report 2007

AR/S
12-31-07

Focus on growth



Annual Report 2007
SNS REAAL

SNS REAAL N.V.
Croeselaan 1
PO Box 8444
3503 RK Utrecht
Netherlands
Telephone 030 - 29 15 200
www.snsreaal.com

Corporate Communications
Telephone +31 30 291 4844
concerncommunicatie@snsreaal.nl

Investor Relations
Telephone +31 30 291 4246/7
investorrelations@snsreaal.nl

The latest information for investors can be found at www.investor.snsreaal.nl



Focus on growth

Innovation in a saturated market. Creativity in response to an ever-changing market environment. Admittedly, 2007 was a turbulent year. The landscape of financial institutions, for example, saw some major changes. Regulations were tightened yet again. With due observance its statutory obligations, SNS REAAL managed to achieve commercial successes. This was done by identifying and utilising new opportunities for growth. By each time making clear choices. And, in particular, by never losing sight of who we are and what we want. Focussing on growth in the Netherlands. But always from a wide and innovative perspective, typifying SNS REAAL.

Contents



Lots of movement in the savings market

The savings market is in flux, which means: new opportunities abound. SNS Bank managed to cleverly benefit with the Keuzedeposito. In just two months, this attracted almost 2 billion euro in deposits. In all, savings in 2007 grew to 19.2 billion euro.



SNS REAAL in brief

Profile

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL is among the largest banking and insurance companies of the Netherlands with a balance sheet total of € 103 billion and 6,713 employees (FTEs).

SNS REAAL has a long history of commitment to Dutch society. SNS REAAL's history goes back to the end of the 19th century, and has its roots in regional savings banks and various insurance companies. SNS REAAL emerged in 1997 from a merger of the banking operations of SNS Group and the insurance operations of Reaal Group, which for many years was tied to the trade union movement. An eye for social interests and new social developments are in the organisation's genes.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL consists of the business units SNS Bank, REAAL Verzekeringen and Group Activities. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Operations and market positions

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products directly through its own branch offices, independent intermediaries, the Internet and telemarketing, as well as indirectly through SNS Regio Bank's franchise outlets. The investment products range from do-it-yourself to advisory products and asset management. With an income of € 751 million, SNS Bank is the number 5 retail bank of the Netherlands. Through SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly through the Internet. With an income of € 2,864 million, REAAL Verzekeringen is the number 5 life insurer of the Netherlands. After the finalisation of the acquisition of Zwitserleven, REAAL Verzekeringen will be the second largest life insurer in the Netherlands. With an income of € 598 million, REAAL Verzekeringen is the number 7 non-life insurer of the Netherlands.

SNS Asset Management, which is part of the Group Activities, manages the investment funds of SNS Bank and ASN Bank as well as the investments of REAAL Verzekeringen and the SNS REAAL Pension Fund. SNS Asset Management also provides asset management for institutional investors and performs specialised investment research in the field of corporate sustainability.

Listing

The SNS REAAL share is listed on NYSE Euronext Amsterdam, and is included in the Amsterdam MidKap Index. At the end of 2007, the market capitalisation amounted to € 4.0 billion.

Corporate values

- Client focus
- Professional
- Honest
- Socially responsible

Key figures SNS REAAL

In € millions	2007	2006	2005	2004	2003
Result					
Income banking operations					
Net interest income, banking operations	783	567	595	571	587
Net commission and management fees	129	120	114	109	92
Other income	26	81	56	13	18
Total income banking operations	**938**	**768**	**765**	**693**	**697**
Income insurance operations					
Net premium income	2,523	1,960	1,745	1,650	1,737
Result on investment	834	561	545	618	453
Result on investment on behalf of policyholders	96	215	394	126	196
Other income	94	68	48	41	31
Total income insurance operations	**3,547**	**2,804**	**2,732**	**2,435**	**2,417**
Other income and eliminations	58	4	(17)	46	109
Total consolidated income	**4,543**	**3,576**	**3,480**	**3,174**	**3,223**
Total consolidated expenses	**3,974**	**3,117**	**3,064**	**2,816**	**2,866**
Operating profit before taxation	569	459	416	358	357
Taxation	101	88	93	70	97
Third-party interests	3	--	--	--	17
Net profit for the period	**465**	**371**	**323**	**288**	**243**
Net profit banking operations	**272**	**214**	**204**	**151**	**129**
Net profit insurance operations	**205**	**170**	**140**	**128**	**86**
Net profit group activities	**(12)**	**(13)**	**(21)**	**9**	**28**
Net earnings per share (€)	**1.87**	**1.65**	**1.55**	**1.38**	**1.16**
Diluted net earnings per share (€)	**1.87**	**1.65**	**1.55**	**1.38**	**1.16**

In € millions	31-12-2007	31-12-2006	31-12-2005	31-12-2004	31-12-2003
Balance sheet					
Total assets	**103,074**	**79,742**	**68,088**	**59,972**	**52,691**
Investments	21,067	10,626	9,953	8,233	8,740
Investments for insurance contracts on behalf of policyholders	7,235	3,955	3,426	2,798	2,971
Loans and advances to customers	63,045	56,700	46,143	42,551	34,360
Loans and advances to credit institutions	1,631	3,769	4,207	3,421	3,071
Shareholders' equity	3,591	3,200	2,528	1,880	1,643
Capital base	5,620	4,864	4,144	3,323	2,799
Debt certificates	35,212	31,259	25,654	23,464	16,061
Technical provisions insurance operations	24,858	13,283	12,658	11,330	11,174
Savings	19,179	13,678	12,333	10,973	10,404
Amounts due to credit institutions	6,887	7,534	3,419	2,442	2,344

In percentage	31-12-2007	31-12-2006	31-12-2005	31-12-2004	31-12-2003
Ratios					
Return on shareholders' equity	13.7%	12.7%	14.1%	16.6%	15.9%
Double Leverage	116.3%	107.8%	105.3%	114.3%	115.3%
Average number of employees (FTE)	6,245	5,609	5,336	5,383	5,545
SNS Bank:					
Efficiency ratio	60.3%	62.6%	59.8%	63.1%	64.6%
BIS ratio	11.5%	11.2%	11.9%	11.7%	11.9%
Tier 1 ratio	8.4%	8.2%	8.7%	8.7%	8.3%
REAAL Verzekeringen:					
New annual premium equivalent *(in € millions)*	207	196	176	172	168
Operating cost/premium ratio	14.1%	13.8%	13.5%	13.2%	--
Solvency Life operations	272%[1]	236%	233%	192%	195%
Solvency Non-Life operations	255%[1]	279%	275%	261%	359%
Number of shares outstanding at end of period	261,472,608	234,761,284			
Weighted average number of outstanding shares	248,155,233	224,564,046			

[1]) Solvency Life and Non-Life operations 2007 are calculated based on new legislation.

1 Net profit SNS REAAL


€ millions
500
450
400
350
300
250
200
150
100
50
0
CAGR = 18%
2003
2004
2005
2006
2007
Net profit SNS REAAL

2 Earnings per share SNS REAAL


€
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
CAGR = 10%
2003*
2004
2005
2006
2007
Earnings per share SNS REAAL

*) Number of shares after stock split in 2004 was used for calculation earnings per share 2003.

3 Composition of net profit 2007 (excluding group activities)


43%
(2006: 44%)
57%
(2006: 56%)
SNS Bank
REAAL Verzekeringen

4 Composition of income SNS REAAL


€ millions
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
Net commision and other income
Net interest income
Investment income
Net premium income

5 Composition of expenses SNS REAAL


€ millions
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
Other expenses
Staff costs
Value adjustments
Acquisition costs for insurance operations
Technical expenses

6 Number of employees (FTE)


Employees(FTE)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
SNS REAAL
SNS Bank
REAAL Verzekeringen

7 Shareholders' equity SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
Retained earnings
Reserves
Share premium
Issued share capital

8 Return on shareholders' equity SNS REAAL


%
20
18
16
14
12
10
2003
2004
2005
2006
2007
Return on shareholders' equity SNS REAAL

9 Efficiency ratio SNS Bank


%
65
64
63
62
61
60
59
58
57
2003
2004
2005
2006
2007
Efficiency ratio SNS Bank

10 Operating cost/premium ratio REAAL Verzekeringen


%
20
18
16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Effect of capitalising the internal acquisition costs
Operating cost/premium ratio

11 Solvency levels SNS Bank


%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
2007
BIS ratio
Tier 1 ratio
Core capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core capital ratio (6.0%)

12 Solvency levels REAAL Verzekeringen


%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Non-life
Life
Financial target Solvency non-life (200%)
Financial target Solvency life (150%)

Foreword

In 2007, SNS REAAL devoted a great deal of its effort to strengthening and expanding the company. While acquisitions and integrations required much attention from management, the existing activities showed steady development and again delivered a very strong performance.

Key figures

- Net profit rose to record level of €465 million (+25.3%)
- Earnings per share rose to €1.87 (+13.3%)
- Return on shareholders' equity rose from 12.7% to 13.7%.

Key points

- Market performance in line with targets.
- Focus on growth, also through new sources of income.
- Operating costs stabilised.

In 2007, SNS REAAL again made some important strides in implementing its long-term strategy. The acquired activities of AXA NL, Winterthur and DBV ('AXA NL Combined') and the Dutch activities of Swiss Life Holding ('Zwitserleven') yet to be acquired offer many strategic benefits. REAAL Verzekeringen will become the second-largest life insurer in the Netherlands, improving amongst others its access to the SME-market for pension products and non-life and disability insurance. In addition, as from 2011 we will annually generate cost benefits of approximately €50 million before taxes for AXA NL Combined. For Zwitserleven the annual cost benefits will grow to an estimated €35 million as of 2012. These acquisitions also contribute to further diversification of our income and results, reducing our dependence on the mortgage market in particular and broadening our base for growth.

Within banking operations, the property finance activities of SNS Property Finance and the acquired savings portfolio of Regio Bank, in particular, contributed to the diversification. Our new franchise formula SNS Regio Bank, in which the franchise operations acquired from ING and our existing CVB operations were merged, kicked off on 1 July. The formula was an instant success, and over the next few years will be developed into a superior distribution channel. SNS Regio Bank brings us additional distribution capacity in savings and mortgages, and enhanced visibility with almost 300 extra points of sale.

In a class of our own

SNS REAAL makes clear choices, and its strategy is straightforward. We opt for a focus on the Netherlands and for a limited number of products and services. However, within those restrictions we wish to excel: with a flexible and efficient organisation, with innovative products and services and with a moderate risk profile. This puts us in a unique position of our own in the Dutch market.

We are organised differently, we think differently and we act differently. We are accessible and easy to approach, both in the real world and online, and we listen to our clients. This appeals to increasing numbers of consumers and SME-clients. Since our IPO in 2006, our brands are gaining in recognition and reputation. SNS Bank's website, which independent research has called the best performer of all the websites of the larger financial institutions, our well-trained and motivated employees and the 873 branch offices adorned with the SNS Bank or SNS Regio Bank logo all contribute considerably to this. Last year, SNS Bank and ASN Bank jointly welcomed some 162,500 new clients. REAAL Verzekeringen is developing not only into one of the leading players in the Dutch market, but also into an increasingly stronger brand. The quality of a number of core products was confirmed last year by independent experts. According to the joint performance survey 2007 of the industry associations of insurers and intermediaries, REAAL Verzekeringen was the best pension insurance company of the Netherlands.

In other categories as well, REAAL Verzekeringen achieved high positions in the rankings. With its realistic approach to insurance, REAAL is reaching ever more retail and SME-clients. The integration of AXA NL Combined is likely to take this realism still further.

Moderate risk profile

Market conditions were not easy in 2007. Continuing pressure on prices in mortgages and in various insurance segments demanded an alert pricing and marketing policy and strong cost control. Financial markets were extraordinarily turbulent. However, the international liquidity and credit crisis did not have a material impact on net profit. Professional risk management and a solid balance sheet limited the direct effects of this crisis. SNS REAAL maintained its moderate risk profile and has again proved its worth in the face of these developments and under these extraordinary market conditions. No financial institution is forever immune to the indirect damage resulting from the turmoil in the financial markets. In 2007, the bank accordingly saw funding grow more expensive and experienced pressure on interest income. Due to its proactive policy, a significant increase in retail funding and by exploiting all other possibilities, SNS REAAL is well-positioned to face 2008 with confidence.

Market performance

The acquisitions of SNS Property Finance, Regio Bank and AXA NL Combined brought major contributions to the significant and robust net profit growth, but existing operations also developed positively. In savings, our portfolio grew from € 13.7 billion to € 19.2 billion (+40.1%), our market share increased from 6.3% to 8.3% and our margins improved. The launch of the savings product Spaarkeuzedeposito in July was a major success and ASN Bank, market leader in sustainable asset growth, again contributed significantly to this growth. SNS Bank's investment products also performed well. SNS Fundcoach continued last year's rapid growth. Assets under management rose from € 589 billion to € 802 billion (+36.2%). Total assets under management of SNS and ASN investment funds increased by 9.7% to € 4,215 million.

Conditions in the mortgages market continued to be challenging; SNS Bank aimed for a healthy balance between return and market share. Market share improved in the second half, but at 7.4% fell just short of the targeted 8 to 10%. SNS Bank enhanced its focus on corporate mortgages and is benefiting from its collaboration with SNS Property Finance. We expect our new approach of the SME market to bear fruit in 2008. SNS Property Finance's loan portfolio grew from € 8.8 billion to € 11.6 billion (+31.8%).

REAAL Verzekeringen generated strong growth in individual life insurance, both through existing activities and the addition of AXA NL Combined. Net income from regular premium products increased organically by 5.1% and income from single premium products rose by 4.0%. Total net premium income of non-life insurance operations rose from € 413 million to € 542 million (+31.2%). In the non-life SME-market, REAAL Verzekeringen improved its market position, also due to the addition of AXA NL Combined.

Clear strategic direction

SNS REAAL has set itself a clear strategic direction for the next few years. While, for hundreds of years, the centre of the bank was an office building, the Internet now forms SNS Bank's new centre for sales and information, and it is well on its way to becoming a Do It Yourself-bank. We offer advice through the Internet, using live@dvies and webchat, by telephone and through our own branch offices and the franchise offices of SNS Regio Bank. ASN Bank, which offers all its products through the Internet, will further expand its leading position in sustainable asset growth. In the next few years, we will better exploit our improved distribution capacity. By also including third-party products in our range, we offer our clients a more comprehensive range and we give new momentum to our profit and income growth.

REAAL Verzekeringen continues to work on further improving the support provided to intermediaries, so that they can offer suitable products and good product information to an increasing number of clients. The REAAL College and more extensive chain integration play a key role in this regard.

In the years through 2009, we will continue to pursue average growth of earnings per share of 10% and a return on equity of 15% (after taxes). The spearheads driving our growth are: savings and investment, the SME-market, property finance, pensions, non-life insurance, disability insurance, distribution and growth through acquisitions and strategic partnerships. We will maintain our moderate risk profile and continue to invest in innovation: in processes and systems, products, service provision concepts and new business operations. Innovation will also be a hallmark of our human resources policy, for example by offering more teleworking opportunities.

In all our enterprises, we remain true to our principles: customer-orientation, professionalism, integrity and social commitment. Our corporate responsibility objectives are expressed emphatically in our products and services. We will devote even more time and effort to securing integrity in terms of products, the organisation, our employees, business partners and clients, and we will develop new distribution concepts focusing on sustainability. Over the past year, we have also worked on achieving more transparency in unit-linked insurance and we have put a great deal of effort in this context into providing information to and coaching intermediaries.

Staff

SNS REAAL is an attractive employer. We wish to attract and retain talented employees, for example with special courses for management trainees and our Talent Development programme. Our organisation will be constantly on the move in order to be able to respond efficiently and effectively to new market developments. This also affects our employees. The transformation of SNS Bank into a DIY bank means that we will need fewer staff for client services and more staff for advisory services. Our human resources and housing policies are already geared towards this. REAAL Verzekeringen has been strengthened with more than a thousand new colleagues from AXA, Winterthur and DBV. Increasing complexity of the insurance market as a result of changes in legislation and ongoing product and pricing differentiation require a great deal of expert knowledge. That is why we were very pleased to be able to add so much extra knowledge and experience.

The Executive Board would like to thank all the staff for their contributions last year. After all, their expertise, enthusiasm and teamwork, and their services to our clients are what determines the success of our strategy.



Sjoerd van Keulen



Chairman of the Executive Board of SNS REAAL

The SNS REAAL share

The SNS REAAL share is listed on NYSE Euronext Amsterdam, and has been included in the Amsterdam MidKap Index since 2007. Due to a share issue and a secondary offering by Stichting Beheer SNS REAAL in connection with the acquisition of AXA NL, the free float increased from 34.5% to 45.7% in 2007.

Earnings per share

SNS REAAL aims to grow earnings per share by an average of 10% per year. This target is based on both organic expansion and growth through acquisitions. In 2007, earnings per share amounted to €1.87 (+13.3%). As a result of the share issue of 22 June 2007, the average weighted number of shares outstanding rose from 224,564,046 to 248,155,233 and the free float of our stock improved. The new shares have been fully taken into account for the purpose of calculating earnings per share as from the issuing date of the new shares.

Table 1: Information per share

x C 1 (value 31-12-2007)	2007	2006
Net profit	1.87	1.65
Dividend	0.82	0.71
Dividend yield	5.34%	4.32%

Additional information per share is provided on pages 8, 129 and 244.

Ownership spread

At year-end 2007, Stichting Beheer SNS REAAL held an interest of 54.3% in SNS REAAL. Aviva plc has reported a 5.85% interest. The duty to report this interest to the stock exchange in accordance with the Financial Supervision Act (Wft) came into force on 22 June 2007.

13 Ownership spread



Stichting Beheer SNS REAAL
Free float
54.3%
45.7%
SNS REAAL
100%
100%
SNS Bank
REAAL Verzekeringen

14 Geografic concentration shareholders year-end 2007



13%
30%
21%
14%
22%
NL Institutional
NL Retail
North America
Europe (incl. UK)
Other

Other interests exceeding 5% were not known to SNS REAAL in February 2008.

There is no additional public information on shareholders in SNS REAAL other than that ensuing from the Wft. In September 2007, SNS REAAL commissioned research into the ownership distribution of SNS REAAL N.V. shares. Based on its own research, SNS REAAL estimates that the proportional shareholdings of institutional and private investors are 86% and 14% respectively.

The ownership spread of SNS REAAL shares is set out in graph 14. The percentage for the Netherlands excludes Stichting Beheer SNS REAAL.

Share ownership directors

For information concerning the allocation of shares to members of the Executive Board as part of the remuneration policy, please refer to the section Remuneration report in the chapter Corporate Governance.

Share issue

On 22 June 21,212,121 new shares were issued, the proceeds of which were used to finance the acquisition

Share price development in 2007

15 Share price development and volume SNS REAAL


Share price in €
Lowest share price €14.20
21-11-2007
Highest share price €18.59
02-05-2007
18.0
16.0
14.0
12.0
Volume
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
02-01-2007
16-01-2007
30-01-2007
13-02-2007
27-02-2007
13-03-2007
27-03-2007
10-04-2007
24-04-2007
08-05-2007
22-05-2007
05-06-2007
19-06-2007
03-07-2007
17-07-2007
31-07-2007
14-08-2007
28-08-2007
11-09-2007
25-09-2007
09-10-2007
23-10-2007
06-11-2007
20-11-2007
04-12-2007
18-12-2007
31-12-2007
Share price
Volume

16 Share price development Dutch Financials


02-01-2007 = 100
120
110
100
90
80
70
60
50
40
02-01-2007
16-01-2007
30-01-2007
13-02-2007
27-02-2007
13-03-2007
27-03-2007
10-04-2007
24-04-2007
08-05-2007
22-05-2007
05-06-2007
19-06-2007
03-07-2007
17-07-2007
31-07-2007
14-08-2007
28-08-2007
11-09-2007
25-09-2007
09-10-2007
23-10-2007
06-11-2007
20-11-2007
04-12-2007
18-12-2007
31-12-2007
SNS REAAL
Aegon
ING
Fortis

17 Share price development in comparison with indices


02-01-2007 = 100
120
110
100
90
80
02-01-2007
16-01-2007
30-01-2007
13-02-2007
27-02-2007
13-03-2007
27-03-2007
10-04-2007
24-04-2007
08-05-2007
22-05-2007
05-06-2007
19-06-2007
03-07-2007
17-07-2007
31-07-2007
14-08-2007
28-08-2007
11-09-2007
25-09-2007
09-10-2007
23-10-2007
06-11-2007
20-11-2007
04-12-2007
18-12-2007
31-12-2007
SNS REAAL
AMX
AEX

of AXA NL. In addition, Stichting Beheer SNS REAAL sold 12,121,212 existing shares. After exercising the greenshoe option, Stichting Beheer SNS REAAL sold another 3,030,303 existing shares. The total issue of new shares and the sale of existing shares in the capital of SNS REAAL thus amounted to 36,363,636 shares. Both the share issue and the sale of existing shares took place at a price of € 16.50 per share. The total gross proceeds amounted to € 600 million, of which € 350 million pertained to SNS REAAL shares and € 250 million to Stichting Beheer SNS REAAL shares. As a result, the percentage of shares held by Stichting Beheer SNS REAAL fell from 65.5% to approximately 54.3%. Some 7% of the offered shares was placed with private investors in the Netherlands, and approximately 93% with institutional investors both in the Netherlands and abroad. The share issue and the secondary offering of existing ordinary shares by Stichting Beheer SNS REAAL enhanced the free float and therefore the liquidity of the SNS REAAL share.

Special share issue

During the extraordinary meeting of shareholders of 29 January 2008, a resolution was adopted to amend the Articles of Association of SNS REAAL to effect a special share issue to Stichting Beheer SNS REAAL at a total issue price of € 600 million. The purpose of the share issue, which will be effected in the second quarter of 2008, is to increase SNS REAAL's capital. The capital increase will be used to finance the acquisition of Zwitserleven at more favourable terms. For more information, please refer to the section Corporate Governance on page 118.

Dividend policy

SNS REAAL pursues a stable dividend policy. Assuming the company achieves its internal solvency and funding targets, SNS REAAL intends to distribute a dividend of 40-45% of net profit. SNS REAAL expects to declare yearly both an interim dividend and a final dividend payable to the shareholders. In the event of the declaration of an interim dividend, it will be proposed in principle to amount to 50% of the total dividend of SNS REAAL in the previous financial year. If the Executive Board is designated by the General Meeting of Shareholders as the body that is authorised to issue shares, the Supervisory Board can resolve, at the proposal of the Executive Board, that dividends will be distributed fully or partially in the form of shares in the capital of SNS REAAL in lieu of cash, or to grant the shareholders the option to choose between both kinds of dividend. If the Executive Board is not designated as the authorised body to issue shares, the General Meeting of Shareholders will decide. SNS REAAL will annually present a proposal to the General Meeting of Shareholders regarding the dividend distribution.

Dividend proposal

The Executive Board proposes a total dividend for 2007 of € 0.82 per share. As an interim dividend of € 0.36 per share was paid in September 2007, the proposed final dividend is € 0.46 per share. This dividend will be made payable fully in cash, distributed from profit. The data regarding the dividend proposal to the General Meeting of Shareholders, the ex-dividend quotation and the dividend payment date are included in the table on the next page.

Agenda Annual General Meeting of Shareholders

The agenda for the Annual General Meeting of Shareholders will be published on our website www.snsreaal.com. Printed copies may be requested by phone (+ 31 30 291 48 76) or by e-mail (aandeelhoudersvergadering@snsreaal.com).

Investor Relations

SNS REAAL values a good relationship with investors and analysts and strives for optimum transparency and consistency in its communications. Any publications that are issued regarding our financial performance, strategy and activities can be viewed and downloaded from our website, www.investor.snsreaal.com, as soon as they are published. In addition, the Executive Board gives regular presentations to analysts and investors. SNS REAAL also maintains contacts with investors and analysts by means of one-on-one meetings, presentations and telephone conferences. In November 2007, an Investor Day was held, where members of the Executive Board and the management team gave presentations on strategy,

Table 2: Statement of changes in shares

	Total	Other shareholders	Stichting
Total number of shares per 31-12-2006	**234,761,284**	**80,992,643**	**153,768,641**
Issue of shares SNS REAAL	21,212,121	21,212,121	--
Sale of shares Stichting	--	15,151,515	(15,151,515)
Final dividend 2006	2,582,592	890,994	1,691,598
Interim dividend 2007	2,916,611	1,333,875	1,582,736
Total number of shares per 31-12-2007	**261,472,608**	**119,581,148**	**141,891,460**

recent acquisitions and integration plans, market developments, growth opportunities, asset and risk management and financial objectives.

Other information

More information on the SNS REAAL share can be found on www.investor.snsreaal.com. The site also includes an interactive version of this annual report with a search function.

Table 3:

Important dates 2008	
29 January	Extraordinary General Meeting of Shareholders.
21 February	Publication annual figures 2007.
14 March	Annual report 2007 available on www.snsreaal.com.
28 March	Record date for the Annual General Meeting of Shareholders.
31 March	Publication European Embedded Value Report 2007.
16 April	Annual General Meeting of Shareholders in Jaarbeurs, Utrecht, with webcast.
18 April	Date ex-final dividend.
22 April	Expected record date final dividend.
5 May	2007 final dividend payment date.
21 May	Trading update 1st quarter 2008 (before opening hours).
14 August	Publication of first-half results for 2008 (before opening hours). Press conference with webcast; analysts' meeting with call-in option and webcast.
15 August	Expected date ex-interim dividend.
19 August	Expected record date interim dividend.
12 November	Trading update 3rd quarter (before opening hours).
Fourth quarter	Investor Day.
19 February 2009	Publication of the 2008 annual figures; press conference with webcast; analysts' meeting with call-in option and webcast.



The Executive Board of SNS REAAL.

From left to right Ronald Latenstein van Voorst, Rien Hinssen, Sjoerd van Keulen en Cor van den Bos.

SNS REAAL Executive Board

Sjoerd van Keulen, chairman

Sjoerd van Keulen (1946) has been Chairman of the Executive Board and CEO since the end of 2002. He is also charged with supervising the departments Legal, Compliance and Operational Risk Management, Internal Audit, Human Resources, Corporate Communications, Corporate Affairs and International Affairs.

About his mission: 'SNS REAAL is a modern bank assurance institution with its roots in the Netherlands. More and more people notice and appreciate this. We distinguish ourselves by combining innovation and entrepreneurship with level-headedness and accessibility.'

Sjoerd van Keulen started his professional career as an organisational consultant. As a banker, he was previously a member of the Executive Board of MeesPierson and Fortis.

Cor van den Bos

Cor van den Bos (1952) has been a member of the Executive Board since 2001 and is Chairman of the Board of Directors of REAAL Verzekeringen.

About his mission: 'The art is to grow fast, yet remain nimble, innovative and fresh. Because: effectiveness is a major driver of our success.'

Cor van den Bos trained as a corporate economist, after which he specialised in accountancy. He has held various board-level positions at Aegon and was a member of the Executive Board of the Athlon Groep.

Rien Hinssen

Rien Hinssen (1956) has been a member of the Executive Board since 1999 and is chairman of the Management Board of Directors of SNS Bank.

About his mission: 'We want to be close to our clients in every respect – by means of the Internet and through the 870 branch offices of SNS Bank and SNS Regio Bank, but also by offering attractive and accessible products. Organising your finances should be easy for everyone.'

Rien Hinssen read law, and then specialised in financial and business management. He held various positions at Rabobank and started at SNS Bank in 1982 as District Director for North and Central Limburg.

Ronald Latenstein van Voorst

Ronald Latenstein van Voorst (1964) has been Chief Financial Officer (CFO) on the Executive Board since 2002. He is also charged with supervising SNS Asset Management and the group staff departments Risk Management, Investor Relations, Group Finance, ICT, Fiscal Affairs and Facility Management.

About his mission: 'SNS REAAL is an object lesson in how to grow profitably in a saturated market. We have achieved that by further conquering the Randstad urban area, by alertly responding to new market opportunities and by regularly adding new sources of income closely related to our existing ones.'

After graduating in economics, Ronald Latenstein van Voorst specialised in business administration. Following several national and international financial management positions, he joined SNS REAAL in 1995. After a brief intermezzo as CFO at Bank Insinger de Beaufort, he returned to SNS REAAL in 2002.

More extensive CVs of the Executive Board members can be found on www.snsreaal.com. Their external positions are outlined on page 107 of this annual report.

Supervisory Board

Joop Bouma, chairman
Appointed in 1990, Joop Bouma (1934) is emeritus professor of business economics at Rijksuniversiteit Groningen; he was Deputy Chairman of the Board of Vereniging AEGON and is a supervisory board member at various other companies.

Hans van de Kar, vice-chairman
Appointed in 1997, Hans van de Kar (1934) is a lecturer in financial management at Leiden University and chairman or board member of various other organisations in the social, cultural and financial area.

Jos van Heeswijk
Appointed in 1990. Previously, Jos van Heeswijk (1938) was chairman of the board of Geveke N.V. He has been on the supervisory boards of various other companies in the energy, technology and trade sectors.

Bas Kortmann
Appointed in 1990, Sebastiaan Kortmann (1950) is vice-chancellor and member of the executive board of the Radboud University Nijmegen. He is a member of the Supervisory Board of Dela Coöperatie U.A. and chairman or board member of some anti-takeover foundations and trust offices. In addition, Bas Kortmann is on the board of Stichting Beheer SNS REAAL.

Robert Jan van de Kraats
Appointed in 2006, Robert Jan van de Kraats (1960) is vice-chairman of the Executive Board and CFO of Randstad Holding N.V., where he is responsible for Yacht (interim professionals), Asia, Mergers and Acquisitions, IT, Investor Relations and shared service centres. He is a former member of the Executive Board and CFO of NCM Holding N.V. Van de Kraats is on the Executive Board of New Venture and on the Supervisory Board of Ordina N.V.

Jaap Lagerweij
Appointed in 2006, Jaap Lagerweij (1947) is managing director of the Sperwer Groep, a board member of Superunie, a supermarket purchasing organisation, and a former chairman of the board of retailers HEMA and the Praxis Group. He is also on the supervisory boards of various other companies.

Henk Muller
Appointed in 1997, Henk Muller (1942) is on the Supervisory Board of ASN Beleggingsfondsen N.V., chairman of the Netherlands Participation Institute and a member of the Supervisory Council of SNV Nederlandse Ontwikkelingsorganisatie. He is also a board member of Stichting Beheer SNS REAAL. Muller is a former board member of the FNV trade union, a former member of the Sociaal-Economische Raad and Stichting van de Arbeid.

A number of the Supervisory Board members were also on the supervisory board of a legal predecessor of SNS REAAL N.V. For more information about the Supervisory Board members, please refer to the section on Corporate Governance, on page 107.

Mission, activities, strategy and objectives

Mission

SNS REAAL strives to be the preferred financial specialist for retail and SME clients*) in the Netherlands. We want to enable our clients to secure their financial future by offering accessible and transparent banking and insurance products. SNS REAAL focuses mainly on the Dutch market. Its activities cover three main product groups: mortgages and property finance, asset growth (i.e. savings and investments) and insurance.

SNS REAAL distinguishes itself in the markets it operates in by building strong market positions based on a tight focus on core product and client groups, great innovative capacity, largely standardised products and operational processes and complementary brands and distribution methods.

Activities

The table on page 22 summarises SNS REAAL's business units, brands, product groups and distribution channels. The activities of Zwitserleven have not yet been included. This acquisition is expected to be finalised in the first half of 2008.

Strategy

SNS REAAL has a clear, straightforward strategy. Clear choices were made in our marketing strategy regarding product groups, client groups and market regions. SNS REAAL also decided to optimise client access by using complementary brands and distribution channels. In this regard, SNS REAAL uses shared centres for product development and administrative processing for its core product groups.

In implementing this strategy, SNS Bank and REAAL Verzekeringen make their own choices regarding the best possible products, service concepts, product/market combinations, labelling and distribution channels. They do so in order to achieve their operational and financial objectives, while using the purchasing and cross-selling options within the group.

The Group activities, including SNS Asset Management, are holding activities aimed primarily at supporting SNS Bank and REAAL Verzekeringen. SNS Asset Management also focuses on institutional investors, its specialist research in the area of sustainable investment being a distinguishing feature in the market.

SNS REAAL's strategic priorities and operational objectives for the coming years are based in part on a SWOT analysis of the strengths and weaknesses of the organisation and the opportunities and threats in the market.

Strengths

- Focus on the Netherlands, client groups and core products
  SNS REAAL has developed a great deal of expertise in developing, selling and distributing financial retail products in the Netherlands. Resources and management focus are concentrated on core product and clients groups, which partly explains the organisation's great innovative capacity. SNS REAAL is one of the big players in the Dutch market for retail mortgages, property finance and life insurance.
- Innovation
  Thanks to its efficient organisation, its specialisation in the retail and SME markets and a stimulating business culture, SNS REAAL is frequently able to create outstandingly innovative products and services.
- Distribution
  The diversification in distribution channels leads to a high return on sales effort, making it possible for us to capitalise on specific opportunities in each distribution channel and to promote cross selling. Cooperation with intermediaries is also strong. This is important particularly in the mortgage and insurance markets.
- Moderate risk profile
  Focusing on a limited number of banking and insurance products for retail and SME clients in the Netherlands, and properly balancing risk and return by means of continuous and proactive risk management, mitigates the risk profile.
- Operational organisation and ICT infrastructure
  In the Dutch banking sector, SNS REAAL has a strong efficiency ratio and in the Dutch insurance sector, a strong operational costs/premium ratio. In addition, SNS REAAL is a flexible and efficient organisation with a short time-to-market for its products. It is capable of rapidly making a good return on the companies

*) The Dutch authorities consider 250 employees the upper limit of a medium-sized company. With some products, SNS REAAL also focuses on larger companies. This is the case, in particular, with property finance and pensions.

Table 4:

Business unit	Brand	Product groups	Clients	Distribution channels
SNS Bank	SNS Bank	Mortgages, savings, investments, payments, insurance brokerage, commercial credit	Retail, SME	Branches, internet, intermediaries, telephone
	SNS Property Finance	Property finance (investments, projects, participations, structured financing, real estate leasing)	Companies, professional investors, project developers, housing corporations	Offices
	ASN Bank	Savings, investments	Retail	Internet
	SNS Regio Bank	Mortgages, savings, investments	Retail, SME	Franchise offices
	BLG Hypotheken	Mortgages	Retail, SME	Intermediaries, distribution partners
	SNS Securities	Securities research, institutional brokerage, corporate finance, asset management	Institutional (international), high-wealth retail	Account management
	SNS Fundcoach	Investment funds	Retail	Internet
	SNS Assurantiën	Insurance, pensions	SME	Offices, sales staff
REAAL Verzekeringen	REAAL Verzekeringen, AXA and Winterthur*	Individual life, group life, non-life and disability insurance	Retail, SME and larger companies	Intermediaries, agents, distribution partners
	DBV	Life individual	Retail	Intermediaries, distribution partners
	Proteq	Non-life and funeral insurance	Retail	Internet, telephone, alliances
	Route Mobiel	Breakdown assistance	Retail	Internet, telephone
SNS Asset Management	SNS Asset Management	Asset management, research on sustainable investments	Internal: SNS and ASN investment funds, investment portfolio REAAL Verzekeringen External: institutional investors	Account management

*) The brand names AXA and Winterthur will be replaced by REAAL Verzekeringen in the course of 2008.

it acquires, inter alia, through cost synergies, as has been demonstrated in recent years.

Weaknesses

- Dependence on individual life insurance and mortgages
  The strong market position in individual life insurance means that a disappointing performance by this product group would have a relatively major adverse effect on the overall results. The same applies to mortgages, albeit to a lesser extent.
- Scale
  In comparison to the largest players in the market, in a number of operations, SNS REAAL's scale benefits are more limited.
- Brand recognition
  Compared to the brands of the major players, SNS REAAL's brands are not as well known.
- Limited synergy benefits between bank and insurer
  SNS Bank and REAAL Verzekeringen focus mainly on their own distribution channels to make optimum use of changes in the market and client needs.
  The synergy is therefore limited, but may be improved in the medium term.

Opportunities

- Ageing
  The increasing number of elderly people in the Netherlands will lead to a greater demand in the long term for pensions and (supplementary) savings and investment plans for old age provisions, including the bank savings scheme on favourable tax terms applicable since 1 January 2008.
- Reduction in collective regulations
  As a result of leaner or reduced group benefit provisions, such as VUT (early retirement) and WAO (Disability Insurance Act), private individuals and entrepreneurs will increasingly have to insure themselves or arrange supplementary insurance, for example through disability insurance products and pension products.

- ⊙ Under-representation in the Randstad urban area
  In the Randstad urban area, where the number of bank branches and franchises has recently been increased considerably, we have good opportunities for improving our market share.
- ⊙ Under-representation in the SME-market
  The are opportunities for applying our knowledge and distribution channels more adequately in the SME-market for both banking and insurance products.
- ⊙ Corporate sustainability, savings and investment
  The need for sustainable commercial operations and savings and investment products is increasing. With its specialist knowledge in this area, SNS REAAL could capitalise on this development.
- ⊙ Distribution of third-party products
  Selected sales of third-party banking and insurance products will contribute to improving our total product range and to profitable growth.
- ⊙ International growth
  There are also good international growth opportunities for SNS Property Finance's property finance operations.

Threats

- ⊙ Competition in mortgage and life insurance markets
  Our margins are permanently under pressure as a result of strong price competition in the market for mortgages and life insurance.
- ⊙ Vulnerability in the event of unfavourable interest and stock market developments.
  Banks and insurance companies are dependent on the yield curve on the mortgage market and on the investments for their own risk that are linked to life insurance policies. By definition, this makes them vulnerable to unfavourable interest rate and stock market developments.
- ⊙ Increasingly legislative environment
  In the financial sector, changes in legislation and regulations demand frequent changes to products and data management. This leads to an increase in staffing and IT costs. Moreover, the risk of legal claims in the financial industry is increasing.

Strategic challenges

SNS REAAL has identified a number of strategic challenges based on the complex of strengths, weaknesses, opportunities and threats. The most important strategic challenges are:

- ⊙ SNS REAAL employs its strong operational efficiency and its experience with consolidating acquired companies to significantly improve the scale of a number of activities, particularly in insurance. The acquisition of AXA NL and the acquisition of Zwitserleven contribute to a structural reduction of the costs per unit of production.
- ⊙ SNS REAAL uses the growth opportunities in the Randstad urban area by developing SNS Regio Bank, a franchise formula with 727 branches, of which 116 in the Randstad urban area. The development of SNS Regio Bank also contributes to improving SNS Bank's brand recognition.
- ⊙ SNS REAAL capitalises on the diversification and effectiveness of its distribution channels by reinforcing the range of banking and insurance products with third-party products, enhancing the distribution share in a cost-efficient way.
- ⊙ SNS REAAL reduces its dependence on individual life insurance and mortgages by focusing on growth markets, including sustainable asset growth, property finance, pensions, SME non-life insurance and disability insurance.
- ⊙ SNS REAAL offsets its limited cost benefits from economies of scale with a short time-to-market and with innovative products and services based on its efficient organisation, its retail and SME specialisations and its stimulating corporate culture.

Strategic priorities

Also based on the SWOT analysis, SNS REAAL has determined a main strategic course with the following three priorities: structural value development, focussing on retail and SME clients in the Netherlands and structural growth.

1 *Structural value creation*

SNS REAAL aims to create value for all its stakeholders: in particular shareholders, clients, employees and society in general. We create growth and return for our shareholders while adequately controlling risks; we create accessible and transparent products for our clients that allow them to manage their financial future. Our staff is best served in this capacity by offering them the scope to develop their talents, while we serve society best through the sustainable development of our company based on a balanced concern for social, ethical and environmental issues.

Central features of SNS REAAL's value management are:

- ⊙ Diversification of income
  The combination of bank and insurance activities results in different types of income: interest, commissions, premium income, investment income. Therefore, the income flow is relatively stable. Moreover, in the event of interest rate changes, there are compensating income effects between the bank and the insurance activities. In addition, SNS Bank and REAAL Verzekeringen aim for diversification of

income through the development or acquisition of companies with products that are supplementary to the existing activities.

- The distribution function
  SNS REAAL produces its own products for which it has its own distribution channels as well as using partners' distribution channels, in which the intermediary plays a major role. Moreover, SNS REAAL distributes third-party products through its distribution channels. SNS REAAL views its distribution role as an important opportunity for creating value and seeks to strengthen it. This is why we are looking to strengthen the distribution function.
- Sufficient return with a moderate risk profile
  The main objective is to improve and maintain market positions thanks to powerful, innovative products and distribution methods. Growing returns, however, must go hand in hand with cost control, efficient use of capital, a strict pricing policy and risk management.
- Long-term relationships
  SNS REAAL invests great effort into developing and maintaining long-term relationships with its clients and intermediaries. We wish to offer our clients accessible and transparent products with a good price/quality ratio. SNS REAAL seeks to guarantee the integrity of staff and company in product development and contacts with clients.
- Cost control, synergy and economies of scale
  Cost control is essential. Our efficiency ratios are among the best in the Dutch financial market but will have to improve further. Standardisation of products, systems and processes generate significant benefits in synergy and scale without harming the great diversity of distribution methods. SNS REAAL has gained considerable experience in integrating newly-acquired activities rapidly and efficiently.
- Attracting, developing and retaining talent
  SNS REAAL invests in its staff and thus in the company's structural development. We offer an extensive programme of talent and leadership development. We support professional courses and 'training on the job', and promote mobility between business units in order to improve creativity, innovation and synergy. We offer opportunities for working at home and for flexible working hours, and for achieving a good balance between the careers and personal lives of our staff.
- Corporate Sustainability
  SNS REAAL offers a broad range of sustainable products and services and aims to operate responsibly and supports social projects and activities. SNS REAAL looks to combine responsible and commercial entrepreneurship.

2 Focus on retail and SME clients in the Netherlands

SNS REAAL focuses on a number of client and product groups in the Netherlands. This leads to the efficient use of resources, distinctive brands and market positioning, and a moderate risk profile.

- Client groups
  SNS REAAL targets retail and SME clients. Our markets are characterised by narrow margins, a broad product range, the growing use of the Internet and clients who look for a provider capable of quickly and effectively meeting their changing needs with appealing products. Customer focus is about product development, data processing, marketing and client contact. SNS REAAL has embedded client focus throughout the organisation, where it plays an important role in our training and educational programmes.
- Product groups
  SNS REAAL offers three product groups: mortgages and property finance, savings and investments and insurance (life, pensions, non-life and disability). We want to be market leader in these product areas. By choosing a limited number of product groups, we are able to standardise many products and modules, and use resources and staff efficiently and effectively. Some of our SME banking products are based on those for retail clients. We also develop specific (standardised) products for the corporate market. Our specialty products in property finance are developed by SNS Property Finance.
- The Netherlands
  SNS REAAL focuses its financial resources and management attention on the Dutch market. In addition, we also develop property finance activities abroad to a limited extent.

3 Structural growth

SNS REAAL seeks profitable growth in its activities. This is necessary to ensure continuity and to maintain and improve our market positions. In a competitive market like the Netherlands, scaling up can often make an important contribution to achieving higher returns. Broadening income flows and looking for new sources of income, for example, through alliances, is a central point of focus. In addition, looking for new possibilities to structurally lower costs also remains necessary.

For mortgages and individual life insurance, in which we have already attained leading market position, we expect a lower growth in the coming years than in the previous years. SNS REAAL's growth strategy for the coming years is based on the following drivers:

- Savings and investments

Given the ageing population and the increasing personal responsibility of citizens to provide for their own pensions, we see good growth opportunities for savings, investments and insurance products in this area.

- SME-market
  SNS Bank and REAAL Verzekeringen both see good growth opportunities in the market of small and medium-sized enterprises for commercial mortgages and non-life insurance packages, as well as for defined-contribution pensions.
- Property finance
  SNS Property Finance wants to become a recognised international real estate financier.
- Pensions
  Within the product group asset growth, especially pensions offer good growth opportunities, certainly after the acquisition of Zwitserleven.
- Distribution
  Substantial growth could be achieved through better use of and further improvement of the existing distribution channels, including in particular the Internet, the further development of the SNS Regio Bank franchise formula, offering more third-party products, and further expansion of the number of distribution channels, e.g. through activities in adjacent segments and the distribution channels of our partners.
- Non-life insurance
  In non-life insurance, the SME segment offers good growth opportunities, partly in connection with the acquisition of AXA NL Combined.
- Disability insurance products
  A growth market for disability and absenteeism insurance with good margins has developed as a result of a retreating government.
- Acquisitions
  Interesting potential acquisitions include companies that can contribute towards strengthening our existing market positions and expanding into adjacent segments.

Strategy per business unit

The business units SNS Bank, REAAL Verzekeringen and SNS Asset Management, part of the Group activities, each translate the strategy of SNS REAAL into their own strategy and yearly initiatives. Within SNS Bank, the retail business SNS Bank and SNS Property Finance, the property finance business, each pursue their own strategy. The strategies of the business units are explained in the chapters Developments SNS Bank, Developments REAAL Verzekeringen and Developments Group activities.

Financial targets

The targets for return, efficiency and solvency have remained unchanged compared to last year.

Solvency

- SNS REAAL double leverage lower than 115%.
- SNS Bank BIS ratio higher than 11%.
- SNS Bank Tier 1 ratio higher than 8%.
- Life solvency ratio higher than 150%.
- Non-Life solvency ratio higher than 200%.

The targets for the BIS ratio and Tier 1 ratio of SNS Bank remain unchanged until we have obtained clarity with regard to the Basel II requirements. The capital ratio's of REAAL Verzekeringen and the efficiency targets remain unchanged as well.

Table 5:

Return and efficiency objectives 2008-2009	
Return	• Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009. • Return on shareholders' equity of 15% per annum on average after tax.
Efficiency	• Efficiency ratio SNS Bank of 55% as per year-end 2009. • Operating cost/premium ratio REAAL Verzekeringen of 13% as per year-end 2009. • Combined ratio for non-life insurance operations of 97% as per year-end 2009.

Operational targets

SNS REAAL has defined a number of operational targets for implementing its mission over the coming years: A number of these targets have been revised in connection with acquisitions.

- Market share in new mortgages: 8-10% (unchanged).
- Market share in overall savings: 7-9% (formerly 6-8%).
- Market share in individual life insurance 16-19% (formerly 14-17%).
- Market share in non-life insurance: 6 - 8% (formerly 4-6%).
- Top five position in disability insurance in 2009 (unchanged).

The chapter Strategy Update provides quantitative and qualitative information on the results SNS REAAL achieved in 2007 in pursuing these strategic, operational and financial objectives.



Faster growth: sustainable saving

2007 was a fruitful year in terms of sustainable savings. ASN Bank grew correspondingly: 350 million euro was deposited thanks to the ASN Summer Deposit campaign. This brought total savings to over 3.5 billion euro. A record number of 563 new ASN Young Savers thanks to the GoedGeldSpel.nl. And close the end of the year, yet another growth milestone was achieved: ASN Bank had the pleasure of welcoming its 350,000th customer.



Report of the Executive Board

Strategy update

SNS REAAL is pleased to account for the way in which it has worked towards achieving its strategic ambitions and objectives. In the summary below, we describe our performance and strategic initiatives in 2007 in relation to our strategic priorities and operational and financial targets.

Strategic priorities

1 *Structural value creation.*

Central features of SNS REAAL's value management are:

- Diversification of income
  Dependence on income related to mortgages and mortgage-related life insurance decreased, while the share of total income generated in the SME market increased. The increased income diversity was mainly due to the large increase in the corporate loan portfolio due to the acquisition of SNS Property Finance at the end of 2006, the acquisition of AXA NL Combined and the growth of SNS Fundcoach. The consolidation of AXA NL Combined from 5 September 2007 contributed to income diversification by adding products aimed at supplementary (niche) markets, in particular disability and SME non-life insurance.
- The distribution function
  The acquisition of Regio Bank significantly strengthened SNS Bank's distribution capacity. The total number of branch and franchise offices of SNS Bank rose from 605 to 873. Product information, sales and marketing through the Internet improved further during the year. REAAL Verzekeringen's distribution network was strengthened by the acquisition of AXA NL Combined, which led to a considerable increase in the number of intermediaries and underwriting agents.
- Good returns with a moderate risk profile
  SNS REAAL's return on shareholders' equity (ROE) improved from 12.7% to 13.7%, driven by strong profit growth and a more efficient use of capital. In 2007, the ROE still felt a slight negative impact from the time difference between the share issue in June, effected in connection with the acquisition of AXA NL Combined, and the completion of that acquisition in September.
- Long-term relationships
  SNS Bank's key initiatives to retain clients included: an attractive transition for the clients of the acquired Regio Bank, special informative meetings for SNS Fundcoach clients and the development of a mortgage retention programme.
  REAAL Verzekeringen's key initiatives to retain clients included: An attractive transitional scheme for clients of the acquired AXA NL Combined, coaching and communication to promote knowledge and effectiveness of intermediaries and the continuation of relationships with large distribution partners and mortgage distribution chains, that sometimes sell our products under their own labels.
- Cost control, synergy and economies of scale
  The acquisition of Regio Bank and the merger with the CVB franchise operations to form SNS Regio Bank resulted in a strong improvement of the scale and cost structure in franchise banking.
  By moving a large property finance portfolio from SNS Bank's retail operations to SNS Property Finance, these loans can now be managed in a better infrastructure and at lower cost. Further reduction of SNS Bank's finance activities for the SME sector in favour of an enhanced focus on SME mortgages also contributed to an enhanced cost structure.
  The acquisition of AXA NL Combined and the planned acquisition of Zwitserleven will lead to economies of scale and a better cost structure for virtually all REAAL's insurance activities based on indirect distribution.
- Attracting, developing and retaining talent
  In order to further increase the company's appeal as an employer for young talented professionals, more management trainees were recruited and the career development programme for young talented professionals was enhanced including the implementation of various initiatives to encourage the promotion of talented employees to higher positions. For more information, see the chapter on Human Resources on page 88.
- Corporate Sustainability
  Based on the recommendations of the De Ruiter committee, agreements were made within the Dutch Association of Insurers to improve information on unit-linked insurance and increase the accessibility and transparency of these products. REAAL Verzekeringen has already implemented part of these improvements in 2007 and other improvements will become available to clients and intermediaries in the course of 2008, as recommended by the De Ruiter committee. The section on Developments REAAL Verzekeringen provides an overview of these implemented and scheduled improvements.

The popularity of our sustainable savings and investment products, including the products of ASN Bank, increased sharply as described in the section on Developments SNS Bank. For our vision on corporate sustainability, please refer to the Corporate Responsibility section.Various measures were taken to further embed the integrity of the organisation and employees, customers, business partners and products. For more information, please refer to the Integrity and Compliance section in the chapter Corporate Sustainability.

2 *Focus on retail and SME clients in the Netherlands*

- Client groups
  The consolidation and growth of SNS Property Finance helped to sharply increase the share in SNS Bank's income generated from SME clients. In addition, the acquisition of AXA NL Combined has resulted in a broader catchment area in the market, both in the retail and SME target groups; it will also provide REAAL Verzekeringen with better access to better educated and higher remunerated clients in the retail and disability markets. In the SME market, REAAL Verzekeringen will obtain better access to both the existing target group and to new niche target groups in specialist sectors. After completion, the takeover of Zwitserleven will provide REAAL Verzekeringen with a stronger representation in the SME and larger-company markets.
- Product groups
  SNS Bank's retail operations further reduced its finance activities for the SME sector focused more sharply on corporate mortgages and total solutions packages for the SME market. The larger corporate mortgages of the retail business were transferred to the portfolio of SNS Property Finance. The acquisition of AXA NL Combined will particularly reinforce SME non-life insurance businesses, in particular knowledge-intensive liability insurance and technical insurance. The acquisition of AXA NL Combined will also lead to an expansion of the disability product group range. After finalising the takeover of Zwitserleven, REAAL Verzekeringen will be better represented in life insurance, particularly in pensions.
- The Netherlands
  SNS REAAL will continue to focus primarily on the Dutch market. At year-end 2007, 95% of SNS Bank's total loan portfolio consisted of loans in the Netherlands. Only SNS Property Finance has a limited focus on foreign operations.

3 *Structural growth*

Our main drivers of structural growth are savings and investment, the corporate market, property finance, pensions, non-life insurance, disability insurance, distribution and growth through acquisitions and strategic partnerships.

- Savings and investments
  The assets managed by the SNS and ASN investment funds increased from € 3.8 billion to € 4.2 billion (+9.7%); within this, new funds amounted to € 356 million. Investment products, for which SNS Bank provides advisory and management services, showed healthy growth. The assets under management at SNS Fundcoach, our digital investment fund supermarket, rose from € 589 million to € 802 million (+36.2%). Our share of the savings market increased from 6.3% to 8.3%, including new funds amounting to € 5.5 billion net. The investments in connection with insurance contracts on behalf of policyholders grew from € 3,955 million to € 7,235 million, almost entirely caused by the acquisition of AXA NL Combined.
- SME market
  The acquisition of AXA NL Combined strengthens and broadens SNS REAAL's opportunities for growth in the SME segment. In the non-life product group, in particular in liability, technical insurance and disability, REAAL Verzekeringen will gain better access to niche markets. In the semi-group pensions product group, the acquisition of AXA NL Combined boosts REAAL Verzekeringen's market share. The products of REAAL Verzekeringen and AXA NL Combined in this area are very similar, and integration in this product group will result in improved commercial capability and efficiency due to economies of scale.
- Property finance
  SNS Property Finance's total loan portfolio grew from € 3.8 billion to € 5.6 billion (+47.4%).This excludes the transition of the property finance portfolio of retail banking operations to the amount of € 1.1 billion. The total value of the property finance portfolio increased from € 8.8 billion at year-end 2006 to € 11.6 billion at year-end 2007.
- Distribution
  Distribution capacity was boosted by the new franchise formula SNS Regio Bank, incorporating CVB Bank's franchise operations and the acquired operations of Regio Bank. This took the total number of distribution outlets of SNS Bank from 605 to 873, and sharply increased our presence in the Randstad urban area was sharply improved. For the next few years, SNS Bank's distribution strategy will focus on aligning the distribution methods and standards of the company's own channel and those of the franchise channel.

in 2007, nearly 300 SNS Bank cash dispensers were placed in virtually all HEMA outlets. This agreement with HEMA will contribute to improving our client service level and SNS Bank's brand awareness; it will also reduce the cash provision role of our branch offices, while creating new opportunities for interactive marketing communications.
The acquisition of AXA NL Combined led to marked growth of the number of intermediaries and the number of collaborating underwriting agents, in particular enhancing our access to the SME market. The results of Proteq, the direct sales channel of REAAL Verzekeringen, fell short of expectations. That is why we will introduce a new strategy in 2008, which will offer better communication and sales opportunities through the Internet. We will market non-life retail insurance, animal healthcare insurance (Dier en Zorg) and vehicle breakdown insurance (Route Mobiel) as separate brands.

- Pensions
  The group and semi-group pension portfolios grew, mainly on the back of the acquisition of AXA NL Combined. Finalisation of the Zwitserleven acquisition will further reinforce the basis for growth in pensions.
- Non-life insurance
  Net premium income of the total non-life operations rose from €413 million to €542 million (+31.2%), in particular due to the consolidation of AXA NL Combined from 5 September. The acquisition of AXA NL Combined has provided a much broader basis for future growth in non-life insurance.
- Disability insurance products
  REAAL Verzekeringen has individual and collective disability product ranges, which were marketed between September 2006 and May 2007. The growth potential in this area was strengthened further in 2007 through the acquisition of AXA NL Combined, which has additional products and market positions in the higher segment and the medical sector.
- Acquisitions and strategic partnerships.
  - AXA NL Combined*
    The acquisition of AXA Nederland, Winterthur and DBV ('AXA NL Combined'), finalised on 5 September, means a significant improvement and an addition to REAAL Verzekeringen's operations. With this acquisition, REAAL Verzekeringen increases its market share in the overall insurance market (including life-cycle products) from 5.2% to 9.3%. The market share in the life market rose from 6.1% to 11.0%. In the non-life market (excluding healthcare insurance) our share rose from 3.4% to 5.8%. Distribution capacity was strengthened considerably by the increase in collaborating intermediaries and underwriting agents. The purchase price of AXA NL Combined was approximately €1.8 billion. For more details on the purchase price, see page 166 of this annual report.

    The strategic priorities delivered by this acquisition are diversification of SNS REAAL's sources of income, a substantial market share increase, significant cost synergies due to economies of scale and the addition of market knowledge, distribution outlets and supplementary products in the SME non-life market and in disability.

  - Zwitserleven*
    The intended acquisition of Zwitserleven will represent a major strengthening in the Dutch non-life insurance market, in particular in pensions. The acquisition also adds 4.7% market share for REAAL Verzekeringen in the life insurance market. Partly due to the acquisition of AXA NL Combined, the total share of the life insurance market (including life-cycle products) rose to approximately 15.7%. The purchase price of the Dutch and Belgian activities of Swiss Life Holding will amount to at most €1,535 million. In January 2008, SNS REAAL and Delta Lloyd Group signed a letter of intent on the sale of the Belgian operations for €135 million.

    This acquisition is aligned with SNS REAAL's strategic priorities by delivering a substantial increase in market share in pensions, significant cost synergies due to economies of scale in all life insurance products, and the addition of a strong brand and market knowledge.

  - Regio Bank
    The acquisition of Regio Bank, which was announced in 2006, was completed on 1 July 2007. The franchise organisation was incorporated into the new SNS Regio Bank formula, together with CVB Bank's existing franchise operations, giving SNS Bank a leading franchise position in banking products in the Netherlands with over 700 franchisees. The purchase price of Regio Bank was approximately €55 million. For more details, see page 167 of this annual report.
    This acquisition meets SNS REAAL's strategic criteria by significantly raising the distribution capacity of SNS Bank, strengthening our core mortgages and savings products and providing

*) Market shares relate to 2006 and are based on gross premium income. Source: AM Jaarboek

cost synergies and a more prominent presence in the Randstad urban area by the addition of 55 franchise offices.

- FBS Bankiers
  The acquisition of FBS Bankiers, completed on 1 October 2007, strengthens the operations of SNS Securities, in particular in the areas of securities advisory and asset management services FBS Bankiers has 30 employees and its annual sales amount to almost € 10 million. SNS Securities provides investment services in the areas of research and corporate finance, and provides advisory and management services to institutional and private investors. The purchase price of FBS Bankiers was approximately € 16 million. For more details on the purchase price, see page 169 of this annual report.

This acquisition meets our strategic objectives by delivering increased scale in our advisory and asset management services and by adding a client portfolio and expertise.

Table 6: Financial targets

Return	2007	2006	Target
Growth in earnings per share	13.3%	6.5%	10% per annum on average, starting in 2006 up to year-end 2009
Return on ordinary shareholders' equity, after tax	13.7%	12.7%	15% per annum on average
Efficiency	**2007**	**2006**	**Target**
Efficiency ratio SNS Bank	60.3%	62.6%	55% at year-end 2009
Operating cost/premium ratio REAAL Verzekeringen	14.1%	13.8%	13% at year-end 2009
Combined ratio non-life operations[1]	95.9%	94.7%	97% at year-end 2009
Solvency	**2007**	**2006**	**Medium-term target**
Double leverage SNS REAAL	116.3%	107.8%	< 115%
BIS ratio SNS Bank	11.5%	11.2%	> 11%
Tier 1 ratio	8.4%	8.2%	> 8%
Solvency life operations[2]	272%	236%	> 150%
Solvency non-life operations[2]	255%	279%	> 200%

¹) As of 2007, the combined ratio is calculated excluding reinsurance results, excluding indemnified business by AXA S.A. and excluding Kyrill storm.
²) Solvency life and non-life operations 2007 are calculated based on new legislation.

Table 7: Operational targets

	2007	2006	Target 2007	Target 2008
Market share new mortgages	7.4%	8.0%	8 - 10%	8 - 10%
Market share savings balances	8.3%	6.3%	6 - 8%	7 - 9%
Market share individual life insurance (excluding life-cycle products)	14.5%[1]	15.7%	17 - 20%	18 - 22%
Market share non-life insurance (excluding life cycle products)[2]	4.2%	3.4%	4 - 6%	5 - 7%
Top five position disability insurance in 2009[3]	Nr. 4			

¹) Concerns REAAL Verzekeringen, excluding AXA NL Combined.
²) Own estimate by REAAL Verzekeringen for 2007.
³) Concerns individual disability insurance.

Outlook 2008

If the crisis on the financial markets continues in 2008, as it has so far, this may prove to be a challenging year. SNS REAAL will continue to focus on diversifying its existing sources of income and on investing in new sources, on improving the operational efficiency based on integration processes, and on innovating in marketing and distribution. At the same time, SNS REAAL will maintain its moderate risk profile.

Financial markets

Equity

The stock markets will continue to be volatile for the time being, especially due to concerns about the impact of the credit crisis. Meanwhile, stock markets have generally become cheaper, measured by various valuation methods, such as dividend discount models - in which interest rates play a big role -, price/earnings ratios or dividend yields. However, these low valuations come at the end of a period marked by exceptionally strong growth in corporate earnings. Consequently, if corporate earnings were to fall significantly, this might put new pressure on equity valuations. However, no such relapse can as yet be derived from the leading indicators for the US and the eurozone. We expect that concerns about a recession in the US and a widening of the financial crisis will continue for some time. This may result in disappointing equity revenues for investors.

Interest rates

In order to limit the risks of an excessive slowdown of economic growth, the Federal Reserve - the American Central Bank - is expected to continue its policy of rate cuts. In the eurozone, the European Central Bank (ECB) will give priority to countering inflationary trends. This considerably reduces the likelihood of interest rate cuts, particularly as the average inflation rate in the eurozone is now above the norm. At the same time, the eurozone will not be able to avoid a certain slowdown of growth, which in turn reduces the likelihood of a rate hike.

The central banks will do all they can to ensure that the money market continues to function properly, but the situation cannot return to normal until mutual trust between banks is restored. This requires transparency, i.e. clarity about the financial health of potential debtors, which can only be achieved after the major banks have reported their audited figures for 2007.

Bond yields are currently low, relative to nominal economic growth. The very low real interest rates in the US, i.e. the interest rate less inflation expectations, reflect the advent of a recession. This may change during the course of the year if the economy develops less unfavourably than many analysts now fear. In the wake of a possible rise in US interest rates, long-term interest rates in the eurozone will also rise slightly. Credit spreads – the risk mark-ups on the money and capital markets –are likely to remain at the current high levels for some time in 2008. This means banks will need to obtain their funding at relatively high costs.

Product markets

Mortgages

We anticipate continued strong competition and ongoing pressure on prices. The overall Dutch mortgage market is expected to contract, in particular due to limited new construction activity and limited circulation in the residential market; both these trends will result in ongoing scarcity. The mortgage refinancing market will remain at its present low level. The yield curve is not likely to change by much, but may rise slightly at the end of the year. We expect interbank interest rates to show a mixed picture, which may contribute significantly to relatively large changes in mortgage interest rate levels over the course of the year.

Savings and investments

Economic developments will continue to support a favourable savings environment. Mounting uncertainty due to the credit crisis and the economic developments in the US may result in a higher savings growth at the expense of growth in investments. We expect the investment climate to improve later in 2008. For the full year 2008, SNS REAAL again expects the savings and investment inflow to increase. Inflow in investment products and structured savings and investment products in the investment market will again likely exceed that of individual equity investments. We expect products for sustainable asset growth to again outstrip the growth of other products.

Property finance

Demand for high-quality properties in the Netherlands remains high, despite high levels of investment over the past few years. In the office market, the divide between high-quality and less attractive properties is widening, and the latter category is clearly becoming less profitable. Prospects for the residential market and the markets for distribution centres and shopping centres remain positive. Demand for mixed-use centres is especially strong.

Partly due to scarcity of attractive investment projects in the Netherlands, demand for foreign property investment opportunities from Dutch investors remains high.

Life insurance

The overall market for individual life insurance is expected to contract slightly, in particular due to a decreasing demand for unit-linked insurance. Rising demand is expected for risk insurance that can be taken out in combination with banking products, however due to the relatively low average premiums for these products, this leads, on balance, to a contracting market. The mortgage-related insurance market will decline on the back of the mortgage market developments discussed above, and due to longer-term insurance resulting from a reduction in mortgage redemptions. The single premium market is expected to remain stable.

In the pensions market, semi-group unit-linked pensions in particular are showing good opportunities for growth. IFRS regulations make it less attractive for employers to administrate a pension fund for own account and risk. This leads to a shift from employers' pension funds to pension schemes outsourced to insurers.

Non-life insurance

The private non-life insurance market is expected to remain stable. Product transparency and comparability will improve further; simple products will increasingly be sold through the Internet and sales to or via interest groups, who require volume discounts will become more important.

Limited growth is expected for the total corporate non-life market, but prospects vary considerably by segment. Substantial growth is anticipated in the disability market, in particular due to ongoing economic growth and the increasing number of entrepreneurs.

Initiatives

The key initiatives planned for each product group are set out below.

Mortgages

- Within the Budgethypotheek concept, more options and product choices aimed at various target groups.
- Increased third-party product sales through our own distribution channels.
- Improvement and increased flexibility of advisory services, for example by using more mobile SNS Bank advisers.
- Product range optimisation and sales coaching for franchisees of SNS Regio Bank.
- Promotion of joint purchasing by franchisees of SNS Regio Bank through a centralised purchasing organisation.
- More collaboration with purchase organisations based on exclusive mortgage arrangements and more sales through the intermediaries and mortgage chains.
- Fine-tuning of the SME approach, focusing, among other things, on self-employed individuals.
- Intensifying marketing communication for commercial mortgages, with a special focus on distribution through SNS Regio Bank.

Savings and investments

- Improvement and expansion of Internet functionality, enabling clients to better manage their financial affairs, obtain a better overview and make easier use of corresponding online and offline advisory functions.
- Improvement and increased flexibility of advisory services, for example by using more mobile SNS Bank advisers.
- Product range optimisation and sales coaching for franchisees of SNS Regio Bank.
- Third-party investment fund sales through our own distribution channels.
- Intensifying SNS Bank's savings campaigns and ASN Bank's new sustainable asset growth products.
- Introduction of products in the area of tax-friendly savings for mortgage repayments or pension schemes.

Property finance

- Stronger focus on alternative sectors and property concepts, such as mixed-use centres, residential centres for the elderly, healthcare centres and hotels (investment financing).
- Stronger focus on regions outside the Randstad urban area (investment finance and project finance).
- Stronger focus on investments in carefully selected projects (project finance).
- Selective growth in a number of major European markets (project finance).

Life insurance

- More focus on the growth markets of risk insurance, immediate annuities and semi-group unit-linked pensions.
- Promoting the sales and advisory quality of the intermediaries through strong chain integration.
- Improving the transparency of investment insurance based on the recommendations of the De Ruiter Committee. For more information, see page 65.
- Realising a better cost structure through economies of scale based on the integration of AXA NL Combined.

Non-life insurance

- Improvement and expansion of the non-life SME insurance product range, in particular based on the integration of AXA NL Combined.
- Repositioning of Proteq and improvement of the direct distribution channel, in particular through improved internet functionality.
- Promoting the efficiency and advisory quality of the intermediaries through strong chain integration.
- Realising a better cost structure through economies of scale based on the integration of AXA NL Combined.

Disability insurance

- Improvement and expansion of the product range, particularly based on the integration of AXA NL Combined.

Objectives

Our long-term operational and financial objectives are set out in the chapter Strategy, mission, activities and objectives on page 21. In view of the continuing unrest and volatility on the financial markets, we do not give any concrete forecast of the profit and revenue development of SNS REAAL in 2008.

In € millions	2007	2006	Change
SNS REAAL	**465**	**371**	25.3%
SNS Bank	**272**	**214**	27.1%
SNS Retail	186	208	(10.6%)
SNS Property Finance[1]	86	6	1,333.3%
REAAL Verzekeringen	**205**	**170**	20.6%
REAAL Life	177	145	22.1%
REAAL Non-Life	23	21	9.5%
REAAL Other	5	4	25.0%
Group activities	**(12)**	**(13)**	7.7%
Total income	4,543	3,576	27.0%
Total expenses	3,974	3,117	27.5%
Operating profit before taxation	569	459	24.0%
Taxation	101	88	14.8%
Third party interests	3	--	--
Net profit for the period	465	371	25.3%
Earnings per share (EPS) (€)	1.87	1.65	13.3%
Diluted earnings per share (€)	1.87	1.65	13.3%
Balance Sheet			
Total assets	103,074	79,742	29.3%
Investments	21,067	10,626	98.3%
Investments for insurance contracts on behalf of policyholders	7,235	3,955	82.9%
Loans and advances to customers	63,045	56,700	11.2%
Group equity	3,591	3,200	12.2%
Savings	19,179	13,678	40.2%
Technical provisions insurance operations	24,858	13,283	87.1%
Ratios			
Return on shareholders' equity (ROE)	13.7%	12.7%	
Double Leverage	116.3%	107.8%	
Average number of employees (FTE)	6,245	5,609	
SNS Bank			
Efficiency ratio	60.3%	62.6%	
BIS ratio	11.5%	11.2%	
Tier 1 ratio	8.4%	8.2%	
REAAL Verzekeringen			
Operating cost/premium ratio	14.1%	13.8%	
Solvency life operations[2]	272%	236%	
Solvency non-life operations[2]	255%	279%	
Number of shares outstanding at end of period	261,472,608	234,761,284	
Weighted average number of outstanding shares	248,155,233	224,564,046	

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.
[2]) Solvency life and non-life operations 2007 are calculated based on new legislation.

Financial outlines

In 2007 SNS REAAL's net profit rose by 25.3% to a record level of € 465 million. Earnings per share rose by 13.3% to € 1.87, while return on shareholders' equity was 13.7%, up from 12.7%. This strong performance was driven by robust organic growth of several key activities, as well as by the results of the recent acquisitions of SNS Property Finance, SNS Regio Bank and AXA NL Combined.

SNS REAAL

Result 2007

SNS REAAL's net profit grew by € 94 million, from € 371 million to € 465 million (+25.3%). On average over the past four years, this represents a compound annual growth rate of 18%.

SNS Bank's net profit increased from € 214 million to € 272 million (+27.1%), mainly driven by SNS Property Finance's contribution of € 86 million and growing net interest income from retail banking. This compensated a decrease in the net result on bond gains, which in 2006 amounted to € 35 million.
REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+20.6%). Within this, net profit of REAAL Verzekeringen Life increased by € 32 million of which € 12 million was attributable to AXA NL Combined. Net profit of REAAL Verzekeringen Non-Life and Other grew by € 3 million including € 10 million contribution of AXA NL Combined. The € 12 million net negative impact of the Kyrill storm on the non-life insurance operations was partly offset by favourable developments in claims in the second half of 2007.

Operating costs were kept well in check. The efficiency ratio at SNS Bank showed a positive development.
At REAAL Verzekeringen the operating cost/premium ratio, excluding AXA NL Combined, improved from 13.8% in 2006 to 13.3% in 2007.

At 17.8%, the effective tax rate was lower than in 2006 (19.2%). This reduction was mainly due to the lower statutory corporate tax rate, which decreased from 29.6% in 2006 to 25.5% in 2007.

Net profit from Group activities

Group activities comprise the business units managed directly by SNS REAAL at holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include the largely discontinued SNS REAAL Invest and, as from 1 July 2006, SNS Asset Management.

Net profit from Group activities, including consolidation adjustments, remained stable at € 12 million negative in 2007 compared to € 13 million negative in 2006.
Result from Group activities was positively influenced by € 35 million from the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of the holding of F. van Lanschot Bankiers' shares (this interest was reduced from 7.6% to 5.3%). However, interest expenses increased by € 24 million mainly because the acquisitions of SNS Property Finance and AXA NL Combined were partly funded by increasing double leverage at holding company level. In addition staff costs increased by € 14 million. This was primarily driven by the first time inclusion of a full year of staff costs of SNS Asset Management, the introduction of a long-term incentive programme and the increase of staff in connection with legislation and compliance.

Earnings per share

SNS REAAL aims to grow its earnings per share (EPS) by an average of 10% annually, starting in 2006 up to year-end 2009, including acquisitions. EPS for 2007 amounted to € 1.87 (+13.3%); on average for the period 2006-2007 this represents a compound annual growth rate of 10%. This is an important step towards achieving SNS REAAL's implied EPS target of € 2.27 by the end of 2009. After the issue of new ordinary shares on 22 June 2007 and the interim (stock) dividend for 2007 declared and paid in September 2007, the weighted average number of outstanding shares for 2007 was 248,155,233. As from the issue date, the new shares have been fully taken into account for the purpose of calculating EPS.

Return on shareholders' equity

Return on shareholders' equity (ROE) of SNS REAAL was 13.7% (2006: 12.7%). The financial target is a ROE of 15% per annum on average after tax. ROE in 2007 was reduced by the timing difference between the share issue


€
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
CAGR = 10%
2003*
2004
2005
2006
2007
Earnings per share SNS REAAL

*) Number of shares after stock split in 2004 was used for calculation earnings per share 2003.

for the acquisition of AXA NL Combined in June and the completion of the acquisition in September.

Balance sheet

SNS REAAL's balance sheet grew by € 23.3 billion, from € 79.7 billion at year-end 2006 to € 103.0 billion at the end of 2007 (+29.2%). Excluding the impact of the acquisitions of AXA NL Combined (€ 16.6 billion) and Regio Bank (€ 3.0 billion), the balance sheet grew by € 3.7 billion to € 83.4 billion.

19 Return on shareholders' equity SNS REAAL


%
20
18
16
14
12
10
2003
2004
2005
2006
2007
Return on shareholders' equity SNS REAAL

Investments for own account increased by € 10.4 billion to € 21.0 billion (+98.1%), mainly as a result of the consolidation of AXA NL Combined (€ 7.9 billion). Loans and advances to customers rose by € 6.3 billion to € 63.0 billion (+11.1%), mainly attributable to the acquisitions of AXA NL Combined and Regio Bank and organic growth at SNS Property Finance.
Goodwill and other intangible fixed assets rose by € 1.2 billion to € 2.0 billion mainly due to the recognition of intangible fixed assets related to AXA NL Combined. This consists of Value of Business Acquired (€ 658 million), other intangible assets (€ 162 million) and goodwill (€ 237 million).

On the liability side, SNS Bank showed a reduction of amounts due to credit institutions of € 2.2 billion, mainly due to the accelerated redemption of a facility with ABN AMRO N.V. in connection with the acquisition of Bouwfonds Property Finance in 2006. The growth of SNS Bank's total assets of € 6.2 billion was primarily funded by the growth of savings by € 5.5 billion (+40.2%). Besides the contribution of Regio Bank (€ 2.1 billion), savings increased due to strong organic growth at ASN Bank and as a result of SNS Bank's successful deposit campaigns. Furthermore, the total amount of debt certificates increased by € 1.3 billion.

Technical provisions at REAAL Verzekeringen increased by € 11.6 billion, particularly due to the acquisition of AXA NL Combined (€ 11.2 billion). The life technical provision increased by € 10.7 billion, and that for non-life by € 0.9 billion.

SNS REAAL's group equity grew by € 391 million to € 3.6 billion (+12.2%) compared to year-end 2006. This was mostly attributable to the share issue (€ 342 million net of costs recognised in 2007) and the net profit for 2007 of € 465 million. This was partly offset by a decrease of € 325 million caused by the unrealised revaluation of investments and cash flow hedges in response to market developments and realisations and a decrease of € 94 million related to the distribution of the final dividend for 2006 and the interim dividend for 2007. The capital base increased by € 759 million to € 5.6 billion, while subordinated debt increased by € 368 million to € 2,032 million.

The acquisition of AXA NL Combined was financed by € 450 million internal resources by the net proceeds of the share issue in June 2007 of € 342 million and for the remaining part by a combination of hybrid capital and debt certificates.

Solvency

The 'double leverage', which is the ratio between the book value of the subsidiaries and SNS REAAL's shareholders' equity, increased from 107.8% at year-end 2006 to 116.3% at the end of 2007. While shareholders' equity was strengthened by the share issue in June (€ 342 million), the value of associated companies and subsidiaries increased mainly due to a share premium of € 711 million paid in to REAAL Verzekeringen by SNS REAAL and the 2007 net profit generated by associated companies and subsidiaries (less dividends paid).
The double leverage is set to come into line with the target (<115%) in early 2008.

SNS Bank's capital base increased by € 344 million to € 3.9 billion. The € 272 million net profit was partly

distributed to SNS REAAL as dividends (€130 million). Subordinated debt increased by €230 million. The fair value reserve was €35 million lower as a result of higher interest rates. Tier 1 capital amounted to €2.6 billion. SNS Bank's capital adequacy position remained strong. The Tier 1 ratio at the end of 2007 was 8.4% (year-end 2006: 8.2%), the BIS ratio was 11.5% (year-end 2006: 11.2%) and the Core capital ratio was 6.5% (year-end 2006: recalculated 6.5%).
Basel II was adopted on 1 January 2008. If the Basel II ratios were calculated as at 31 December 2007 the ratios were even more robust. Based on preliminary calculations, the Tier 1 ratio was 12.8%, the BIS ratio was 17.2% and the Core capital ratio was 11.2%.

REAAL Verzekeringen's capital base increased by €1,022 million, to €2.4 billion (+71.6%) at the end of 2007. With the acquisition of AXA NL Combined, SNS REAAL injected €711 million in the form of paid-in share premium into REAAL Verzekeringen's capital. In addition, in the second half of the year the capital base was further reinforced by subordinated loans (€420 million). The net profit of €205 million for 2007 was partly offset by a dividend of €26 million distributed to SNS REAAL and a net total decline of €276 million in the fair value reserve and the cash flow hedge reserve.

The solvency ratios of REAAL Verzekeringen remained well above target. New legislation, which is effective from 2007 (Wft), has positively affected the solvency calculation as the surplus value of the technical provisions shown by the liability adequacy test at life operations is now taken into account. As a result, solvency of life operations 2007 was 272%. Solvency of non-life operations of 255% was not influenced by the new calculation method.

The 2007 solvency ratio of REAAL Verzekeringen, based on the new calculation method, amounted to 198% and reflects the total solvency position of the insurance operations.

Overall, the strong capital base is now being deployed more effectively and is better aligned with SNS REAAL's risk profile.

20 Solvency levels SNS Bank


%
13
12
11
10
9
8
7
6
5
2003
2004
2005
2006
2007

- BIS ratio
- Tier 1 ratio
- Core capital ratio
- Financial target BIS ratio (11.0%)
- Financial target Tier 1 ratio (8.0%)
- Financial target Core capital ratio (6.0%)

21 Solvency levels REAAL Verzekeringen


%
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007

- Non-life
- Life
- Financial target Solvency non-life (200%)
- Financial target Solvency life (150%)

SNS Bank

In € millions	2007	2006	Change
Result			
Net interest income banking operations	783	567	38.1%
Net commission and management fees	129	120	7.5%
Result on investments	14	67	(79.1%)
Results on derivatives and other financial instruments	13	15	(13.3%)
Other operating income	(1)	(1)	0.0%
Total income	**938**	**768**	22.1%
Value adjustments to financial instruments and other assets	35	36	(2.8%)
Staff costs	332	283	17.3%
Depreciation and amortisation of tangible and intangible fixed assets	31	25	24.0%
Other operating expenses	203	173	17.3%
Total expenses	**601**	**517**	16.2%
Operating profit before taxation	**337**	**251**	34.3%
Taxation	64	37	73.0%
Third party interests	1	--	--
Net profit for the period	**272**	**214**	27.1%
Net profit SNS Retail	**186**	**208**	(10.6%)
Net profit SNS Property Finance[1]	**86**	**6**	1,333.3%
Risk-weighted assets	30,744	28,454	
Ratios			
Return on shareholders' equity	12.6%	14.1%	
Efficiency ratio	60.3%	62.6%	
BIS ratio	11.5%	11.2%	
Tier 1 ratio	8.4%	8.2%	
Core capital ratio	6.5%	6.5%	
Number of branches SNS Bank	146	167	
Number of agencies SNS Regio Bank	727	438	
Number of cash dispensers	513	308	

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Result

The results of Regio Bank have been consolidated in SNS Bank results from 1 July 2007. SNS Bank's net profit of € 272 million rose by € 58 million (+27.1%). SNS Property Finance contributed € 80 million to this increase and Regio Bank € 4 million.

The effect of the international liquidity and credit crisis on SNS Bank's liquidity position was relatively limited. The liquidity position of SNS Bank remained solid, supported by the diversified funding policy, the growth of savings on the back of the savings deposit campaigns and the ample liquidity buffers accumulated prior to the credit crisis. Nevertheless if the current situation endures for a longer period, it will also have an impact on banking operations.

Despite the lower statutory corporate tax rate, the effective tax rate increased to 19.0% compared to 14.7% in 2006 as a result of the lower impact of structured tax investments. Furthermore in 2006 the effective tax rate was influenced by a recalculation of the net deferred tax liabilities resulting in a release of € 9 million.

Return on shareholders' equity (ROE) for 2007 was 12.6% down from 14.1% in 2006.

Income

Total income increased from € 768 million in 2006 to € 938 million (+22.1%) in 2007. The higher net interest income and higher net commissions and management fees of SNS Retail Banking and the contribution made by SNS Property Finance more than compensated for the lower results on investments and derivatives and

22 Composition of income SNS Bank


€ millions
1,000
750
500
250
0
2005
2006
2007
Other income
Net commission and management fees
Net interest income SNS Property Finance
Net interest income Retail Banking

23 Efficiency ratio SNS Bank


%
65
64
63
62
61
60
59
58
57
2003
2004
2005
2006
2007
Efficiency ratio SNS Bank

other financial instruments. SNS Bank's interest income (excluding SNS Property Finance, Regio Bank and FBS) increased by € 24 million (+4.4%) compared to the level realised in 2006, despite a € 24 million decrease in penalty interest income due to a further contraction of the mortgage refinancing market on the back of rises in interest rates. Margin pressure in mortgages was more than compensated by improved margins in other products, most notably savings.

The consolidation of SNS Property Finance, an improved net interest income and a sharply lower result on investments and derivatives and other financial instruments enhanced the quality of income. The diversification of net interest income improved due to strong growth of net interest income on savings products and SME mortgages and the acquisition of SNS Property Finance. In retail banking, commissions and management fees as a percentage of total income grew from 15.9% to 17.0%.

Expenses

Total expenses rose by € 84 million due to SNS Property Finance (€ 70 million) and Regio Bank (€ 12 million). Value adjustments to financial instruments and other assets remained low at € 35 million (2006: € 36 million). As a result of the increased income, strict cost control and the consolidation of SNS Property Finance for a full year, the efficiency ratio improved from 62.6% in 2006 to 60.3% in 2007.

Funding

SNS Bank's funding strategy has consistently been based on three pillars: diversification of funding sources, commitment to the investor base and a proactive view of the environment. The retail lending base grew due to a combination of the acquisition of Regio Bank and organic growth. As a result, retail funding as a percentage of total funding increased from 36% at the end of 2006 to 42% at the end of 2007. At the end of 2007, 56% of retail loans was funded with retail money (2006: 44%). SNS Bank has maintained a prudent and proactive funding and liquidity strategy and was able to profit for a longer period from the historically low credit spreads by attracting a relatively large amount of long-term funding. Looking ahead, the funding position has been secured until the end of 2008 without need for recourse to the capital markets as of today.

24 Diversification of funding sources year-end 2007


7%
(2006: 11%)
16%
(2006: 15%)
12%
(2006: 14%)
21%
(2006: 19%)
42%
(2006: 36%)
2%
(2006: 5%)
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

SNS Retail Banking

In € millions	2007	2006	Change
Result			
Net interest income banking operations	596	551	8.2%
Net commission and management fees	128	120	6.7%
Result on investments	13	67	(80.6%)
Results on derivatives and other financial instruments	12	15	(20.0%)
Other operating income	2	--	--
Total income	**751**	**753**	(0.3%)
Value adjustments to financial instruments and other assets	20	35	(42.9%)
Other expenses	505	476	6.1%
Total expenses	**525**	**511**	2.7%
Operating profit before taxation	**226**	**242**	(6.6%)
Taxation	39	34	14.7%
Third party interests	1	--	--
Net profit for the period	**186**	**208**	(10.6%)
Risk-weighted assets	18,832	19,571	
Efficiency ratio	67.2%	63.2%	

Result

SNS Retail Banking's net profit decreased from € 208 million to € 186 million (–10.6%). Excluding the net result on the 2006 bond sales of € 35 million and the impact of the conversion of the property finance activities to SNS Property Finance (€ 4 million), net profit rose by 9.8% due to improved net interest income and higher net commissions and management fees.

Regio Bank has been included in SNS Retail Banking's result from 1 July 2007. In the second half of 2007, Regio Bank made a positive contribution to net profit of € 4 million. The integration of this company into SNS Bank and related system conversions were completed at year-end 2007.

Income

Net interest income

The increase of net interest income of SNS Retail Banking by € 45 million (+8.2%) was due to an increase of commercial interest income while penalty interest fell by € 24 million. The growth of commercial interest income was due to higher sales volumes in almost all product segments and improved margins on savings products and the SME portfolio. This growth was partially offset by lower margins in the mortgage business as a result of the ongoing fierce competition. Regio Bank contributed € 26 million to net interest income.

Penalty interest income fell by € 24 million from € 53 million in 2006 to € 29 million in 2007 (–45.3%). This fall was caused by a decrease in the volume of early redemptions on the back of interest rate hikes, which further contracted the mortgage refinancing market, continuing a trend that had started in 2006. Penalty interest income also declined as the spread between client interest rates and market interest rates narrowed. Penalty interest income in the second half of 2007 amounted to € 15 million which was almost equal to the first half of 2007.

Interest rates rose across the entire yield curve during 2007. Short-term interest rates continued to increase and the yield curve became partly inverted in the second half of 2007. The long end of the yield curve steepened but continued to be relatively flat. During 2007, SNS Bank's exposure to future interest rate hikes was reduced. These movements in the yield curve and the ALM policy resulted in a limited but positive ALM income in line with 2006.

In the highly competitive mortgage market, compared to the first half of 2007, SNS Retail Banking regained market share in mortgages from 6.7% to 7.4%.
SNS Budget Mortgage, voted 'Best European Mortgage Product of 2007', generated over half of the new mortgage production. In the existing mortgage portfolio, retention improved in 2007. The acquisition of Regio Bank added a mortgage portfolio of € 1.6 billion, in total SNS Bank's retail mortgage portfolio expanded by 5.7% to € 44.8 billion (2006: € 42.4 billion).

In 2007, the savings market share grew from 6.3% to 8.3% partly as a result of successful products at ASN Bank and SNS Bank's savings deposit campaigns. Regio Bank contributed € 2.1 billion to the savings portfolio and SNS Bank's total savings portfolio increased by € 5.5 billion to € 19.2 billion (+40.1%). ASN Bank showed considerable growth in both volume and the number of clients. In 2007, the number of clients increased by 14.4% (45,651 new clients).

Net commission and management fees

Excluding the management fees of SNS Asset Management, which was transferred to SNS REAAL at 1 July 2006, growth of net commissions and management fees in 2007 was € 16 million (+14.3%). This increase occurred across all commission-related activities, the insurance commissions grew by 6.1% to € 35 million. Growth in securities commissions was mostly driven by the activities of SNS Fundcoach and SNS Securities. SNS Fundcoach's assets under management increased by € 213 million from € 589 million at year-end 2006 to € 802 million at the end of 2007 (+36.2%). The numbers of new accounts and active clients both grew in 2007, and SNS Fundcoach's fee income increased accordingly. Additionally, management fee income of SNS and ASN funds rose compared to 2006.
Net commission fees contributed by SNS Securities grew from € 13 million to € 16 million, supported by the FBS Bankiers contribution and the former activities of Van der Hoop.

Other income

The result on investments fell sharply, from € 67 million in 2006 to € 13 million in 2007, largely due to the absence in 2007 of the significant net profits realised from bond sales in 2006 (€ 35 million net). Based on the positive revaluations and SNS Bank's interest rate projections, substantial results were made in 2006 through bond sales. In view of the size of the fair value reserve at the end of 2007 and the interest rate environment, the result on investments, as indicated before, is expected to remain low in 2008.

Income from derivatives and other financial instruments fell by € 3 million from € 15 million in 2006 to € 12 million at the end of 2007. The international liquidity and credit crisis had a minor negative impact on the market value of SNS Bank's bond trading portfolio (−€ 9 million). As we intend to hold this portfolio to maturity date (approximately two years), future positive results will offset this current negative mark to market performance.

Expenses

Value adjustments to financial instruments and other assets

Value adjustments to financial instruments and other assets fell by € 15 million from € 35 million in 2006 to € 20 million in 2007 (−42.9%). The lower addition for retail mortgages reflects the low risk of this portfolio, fewer forced property sales and associated lower shortfalls on foreclosures per item. In addition, in 2006 the provisioning policy was tightened, resulting in higher additions. There was a markedly lower inflow of infected loans from the SME sector, in particular due to the improved economic environment and to the release of a number of remaining provisions in respect of the settlement of various loans. The value adjustments as a percentage of risk-weighted assets fell from 0.18% in 2006 to 0.11% in 2007.

Other expenses

Other expenses increased by € 29 million, from € 476 million in 2006 to € 505 million in 2007 (+6.1%). This increase was mainly due to the acquisitions and integration of Regio Bank and FBS (€ 22 million). Excluding these factors, strict cost control limited the increase in other expenses to € 7 million (+1.5%). The total number of FTEs at retail banking decreased by 103, despite the integration of Regio Bank (54 FTEs). This decrease was caused by STP projects and the reorganisation of the SME business. However, total staff costs increased as more temporary staff was hired for projects related to legislation (implementation of Basel II), efficiency and integration.

SNS Property Finance

In € millions	2007	2006[1]	2006 Pro forma	Change
Result				
Net interest income banking operations	187	16	182	2.7%
Net commission and management fees	1	--	--	--
Result on investments	1	--	--	--
Results on derivatives and other financial instruments	1	--	--	--
Other income	(3)	(1)	5	(160.0%)
Total income	**187**	**15**	**187**	0.0%
Value adjustments to financial instruments and other assets	15	1	11	36.4%
Other expenses	61	5	55	10.9%
Total expenses	**76**	**6**	**66**	15.2%
Operating profit before taxation	**111**	**9**	**121**	(8.3%)
Taxation	25	3	39	(35.9%)
Third party interests	--	--	--	--
Net profit for the period[1]	**86**	**6**	**82**	4.9%
Effect purchase price allocation	23	1	12	91.7%
Net profit for the period (before PPA)	**109**	**7**	**94**	16.0%
Risk-weighted assets	11,912	8,883	8,883	
Efficiency ratio	32.6%	33.3%	29.4%	

[1]) Comparative figure net profit SNS Property Finance 2006 relates only to December 2006.

Result

Total net profit of SNS Property Finance amounted to € 86 million compared to a pro forma net profit in 2006 of € 82 million (+4.9%). The loan portfolio grew from € 8.8 billion at the end of 2006 to € 11.6 billion at the end of 2007 (+31.8%). This increase was due to the organic growth of the loan portfolio of € 1.7 billion (+ 19.3%) and by integration of the existing property finance activities of SNS Bank (€ 1.1 billion). The integration of these activities with those of SNS Property Finance was completed at year-end 2007 and made a contribution to the net profit of € 4 million. These positive developments were partly offset by lower other income and higher other expenses.

Excluding the effect of the Purchase Price Allocation (PPA) adjustments and higher funding costs, SNS Property Finance recorded a net profit of € 109 million, an increase of 16.0% compared to pro forma net profit for 2006 excluding PPA adjustments of € 94 million. PPA adjustments in 2007 were € 23 million, compared to € 12 million in the pro forma net profit for 2006. The difference was due to the PPA adjustment to fair value of equity participations which led to a higher negative PPA impact on the other income and value adjustments to financial instruments and other assets. The organic growth of net profit was fully offset by the higher PPA adjustments in 2007 compared to the adjustments in the pro forma figures 2006. It is expected that the impact of the PPA will decrease substantially in the coming years.

The total portfolio of SNS Property Finance as at 31 December 2007 consisted of € 7.0 billion of investment finance and € 4.6 billion of project finance. The portfolio is well diversified by geography and across asset classes. The major part of the portfolio is domestic (76%) and investments in North America are limited to 7% of the total portfolio. The total portfolio share of the residential sector amounted to 37% at the end of 2007.

Income

Net interest income in 2007 increased by € 5 million (+2.7%) to € 187 million. This increase was due to the growth of the portfolio, partly offset by lower (non-) recurring commissions. Recurring interest revenue accounted for 94% of total net interest income, with the remainder sourced from transaction-related income. The organic growth in the portfolio mainly related to expanding international project finance activities.

25 Geographic composition portfolio
SNS Property Finance


14%
3%
7%
76%
The Netherlands
North America
Spain
Other

26 Portfolio by asset classes
SNS Property Finance


7%
12%
37%
22%
22%
Residential
Offices
Shops
Business premises
Other

On a total portfolio basis margins remained stable. Within this, lower margins on investment finance were offset by a small increase in margins on project finance together with an increase in the share of project finance in the total portfolio.

Expenses

Value adjustments to financial instruments and other assets

Total value adjustments in 2007 were negative at € 15 million, with a net provision release of € 1 million in the first half year followed by a net negative charge of € 16 million in the second half. The adjustment in the second half was due to impairments on a limited number of loans in the USA and Spain, partly compensated by releases of other provisions as a result of settlement and final repayment on impaired loans. SNS Property Finance has taken full control of the projects involved and has acted swiftly to restructure the management and focus of these projects. The value adjustments as a percentage of risk weighted assets of SNS Property Finance were at a satisfactory level of 0.13%.

Other expenses

Compared to the pro forma figures for 2006, other expenses increased by € 6 million mainly due to the increase of staff related to the expansion of activities and to costs related to the process integration. As a result the efficiency ratio increased to 32.6% compared to 29.4% in pro forma 2006.

REAAL Verzekeringen

In € millions	2007	2006	Change
Result			
Premium income	2,584	2,009	28.6%
Reinsurance premium	61	49	24.5%
Net premium income	**2,523**	**1,960**	28.7%
Share in the result of associated companies	--	3	(100.0%)
Net commission and management fees	54	57	(5.3%)
Result on investments	834	561	48.7%
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)
Results on derivatives and other financial instruments	29	6	383.3%
Other operating income	11	2	450.0%
Total income	**3,547**	**2,804**	26.5%
Technical expenses on insurance contracts	1,979	1,393	42.1%
Technical expenses on insurance contracts on behalf of policyholders	496	663	(25.2%)
Technical expenses on insurance contracts	**2,475**	**2,056**	20.4%
Acquisition costs for insurance operations	333	240	38.8%
Value adjustments to financial instruments and other assets	29	(2)	--
Staff costs	184	141	30.5%
Depreciation and amortisation of tangible and intangible fixed assets	35	27	29.6%
Other operating expenses	88	75	17.3%
Other interest expenses	144	34	323.5%
Total expenses	**3,288**	**2,571**	27.9%
Operating profit before taxation	**259**	**233**	**11.2%**
Taxation	52	63	(17.5%)
Third party interests	2	--	--
Net profit for the period	**205**	**170**	20.6%
Effect purchase price allocation	15	--	--
Net profit for the period (before PPA)	**220**	**170**	29.4%
Ratios			
Return on shareholders' equity	13.9%	13.6%	
Operating cost/premium ratio	14.1%	13.8%	
Solvency life operations [1]	272%	236%	
Solvency non-life operations [1]	255%	279%	
New annual premium equivalent (*in € millions*)	207	196	
Value New Business (*in € millions*) [2]	14	20	
Combined ratio non-life operations [3]	98.6%	94.7%	
Claims ratio [3]	55.9%	53.7%	

The comparative figures have been adjusted for comparison purposes.

¹) Solvency life and non-life operations 2007 are calculated based on new legislation.

²) VNB 2007 includes AXA NL Combined which is based on different calculation principles than REAAL Verzekeringen. As of 2007 VNB includes cost synergies of AXA NL Combined and surplus value of technical provisions of the liability adequacy test.

³) As of 2007 the combined and the claims ratios are calculated excluding reinsurance results and excluding indemnified business by AXA S.A.

Result

REAAL Verzekeringen's net profit increased from € 170 million to € 205 million (+20.6%), with results of AXA NL Combined being consolidated from 5 September 2007. AXA NL Combined made a positive contribution to REAAL Verzekeringen's net profit in 2007 of € 22 million including funding costs.

Excluding the net impact of AXA NL Combined net profit rose by € 13 million (+7.6%). The negative net impact of the Kyrill storm on the non-life insurance operations was € 12 million but this was more than offset by favourable development in claims and higher results on investments and derivatives and other financial instruments.

27 Net profit REAAL Verzekeringen


€ millions
225
200
175
150
125
100
75
50
25
0
CAGR = 24%
2003
2004
2005
2006
2007
Net profit REAAL Verzekeringen

28 Composition of income for own account REAAL Verzekeringen


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Net provision
Other income
Investment income
Net premium income

Furthermore, the effective tax rate decreased from 27.0% in 2006 to 20.1% in 2007, mainly caused by the lower corporate tax rate and the higher impact of structured tax investments.

Excluding the negative net effect of Purchase Price Allocation (PPA) adjustments of € 15 million, REAAL Verzekeringen posted a net profit of € 220 million (€ 205 million including PPA). Within this the contribution to net profit of AXA NL Combined was € 51 million (€ 36 million after PPA). The PPA adjustments consisted of € 11 million amortisation of Value of Business Acquired (VOBA) and € 4 million depreciation and amortisation of other tangible and intangible fixed assets.

Income

Total income of REAAL Verzekeringen increased from € 2,804 million to € 3,547 million (+26.5%).
Net income from regular life premiums grew by € 242 million to € 1,144 million (+26.8%) due to a combination of organic growth (€ 46 million, +5.1%) and the contribution of AXA NL Combined of € 196 million. Single life premiums grew by € 192 million to € 837 million. Excluding AXA NL Combined, single life premiums increased by € 26 million (+4.0%).
Net non-life premium income rose by 31.2%, to € 542 million. Excluding AXA NL Combined net non-life premiums were virtually flat compared to 2006.
Other operating income increased by € 9 million to € 11 million due to the sale of a former Nieuwe Hollandse Lloyd (NHL) portfolio to AEGON and the surrender fees received at the termination of an important distribution partnership.

Result on investments REAAL Verzekeringen

In € millions	2007	2006	Change
Result			
Interest income	631	426	48.1%
Dividend income	45	30	50.0%
Rental income	19	15	26.7%
Other	--	4	(100.0%)
Direct investment income	**695**	**475**	46.3%
Realised gains/losses	105	81	29.6%
Unrealised gains/losses	34	5	580.0%
	139	**86**	61.6%
Total result on investments REAAL Verzekeringen	**834**	**561**	48.7%

The result on investments for own account rose by €273 million compared to 2006 (+48.7%). Excluding the contribution of AXA NL Combined, the results on investments increased by €58 million. This positive development was mainly due to the increase in realised gains on sales of equities. Taking into account the fair value reserve at the end of 2007 and the prevailing stock market conditions, realised gains could be lower in 2008. Unrealised gains/losses increased by €29 million to €34 million due to increased results on investment property (€13 million) and higher unrealised gains on bonds (€16 million) as a result of expansion of the investment portfolio at fair value through profit and loss.

Expenses

REAAL Verzekeringen's total expenses rose by €717 million to €3,288 million. Excluding AXA NL Combined total expenses increased by €45 million, due to €35 million higher acquisition costs as a result of strong production growth in the past few years and a one-off adjustment of €15 million to better align the amortisation of acquisition costs for insurance operations with premiums from policyholders. Interest expenses increased by €27 million due to increased structured tax investments.

Value adjustments to financial instruments and other assets, excluding AXA NL Combined, increased by €29 million caused by €15 million equity impairments as a result of lower stock markets and value adjustments to loans and intangible fixed assets. Furthermore technical expenses on insurance contracts increased organically by €52 million, mainly due to growth of the life portfolio. Technical expenses on insurance contracts on behalf of policyholders decreased by €102 million due to the interest rate hike resulting in a decrease in the value of fixed-income security investments for insurance contracts on behalf of policyholders.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.8% to 14.1%. Excluding AXA NL Combined staff costs, depreciation costs and other operating expenses were nearly on a par with 2006, whilst premium income grew organically (regular premiums +5.1% and single premiums +4.0% compared to 2006). As a result the operating cost/premium ratio excluding AXA NL Combined improved to 13.3%.

Pro forma figures for AXA NL Combined

Update pro forma 2006 figures

Since the announcement of the acquisition of AXA NL Combined on 4 June 2007 SNS REAAL continued the determination of the Purchase Price Allocation (PPA) of AXA NL Combined. This has resulted in adjustments to the valuations of Value of Business Acquired (VOBA) and other intangible fixed assets. The valuation of VOBA has been increased from €617 million to €673 million, mainly caused by an increased yield curve. The determination of the other intangible fixed assets resulted in PPA adjustments of €167 million, consisted of the distribution network, client relations, trademark and software. The value of these intangible fixed assets had not yet been determined at the time of the announcement of the acquisition. As a result the amortisation costs for VOBA in 2006 were increased from €22 million to €26 million. Amortisation costs of other intangible fixed assets amounted to €12 million which had not been calculated at 4 June 2007.
In addition, the pro forma financing costs increased from €34 million to €40 million as a result of higher interest rates in 2007 compared to the 2006 interest rates as presented in June 2007. The impact on the pro forma amortisation costs and financing costs for 2006 as communicated when the acquisition was made public on 4 June 2007 is summarised as follows:

Pro forma figures 2006 AXA NL Combined

In € millions	2006 4 June 2007	2006 31 December 2007
Stand alone normalised net profit before VOBA and funding costs	**143**	**143**
Amortisation VOBA and other intangibles (after taxation)	(22)	(38)
Financing costs (after taxation)	(34)	(40)
Net profit for the period	**87**	**65**

Pro forma figures

For comparison, pro forma figures for AXA NL Combined have been included for the years 2007 and 2006. These figures take into account the effects of purchase price accounting, normalisations and additional funding costs related to the acquisition of AXA NL Combined.
The figures for the period September 2007 until December 2007 included in the SNS REAAL financial statements are pre-sented in the column headed 'AXA NL Combined Sep-Dec 2007'.

The acquisition of AXA NL Combined for an amount of € 1.8 billion, was financed by € 342 million net proceeds from the issue of new ordinary shares, € 450 million internal resources and a mix of hybrid capital and senior debt totalling for € 1.0 billion. The financing was raised at SNS REAAL holding company level and € 630 million of this was down-streamed to REAAL Verzekeringen. The remaining € 370 million was retained in the SNS REAAL holding company, resulting in € 4 million net funding costs included in the result of Group activities.

Taking into account the funding costs at SNS REAAL holding and allocated interest expenses related to the financing from internal resources, the contribution of AXA NL Combined to SNS REAAL's net profit for the period September 2007 to December 2007 was € 18 million.

Revenue and cost development 2007

Regular life gross premiums of AXA NL Combined were flat versus 2006 and single life insurance premiums increased by € 28 million. Non-life gross premiums were flat compared to 2006. Disability premiums increased markedly by € 5 million to € 71 million.
Operating costs in 2007 increased due to re-insourcing of the unit-linked portfolio from Accenture.

Pro forma figures AXA NL Combined

In € millions	Pro forma 2007	Pro forma 2006	Change	AXA NL Combined Sep-Dec 2007
Stand alone normalised net profit before VOBA and funding costs	**140**	**143**	(2.1%)	**51**
Amortisation VOBA and other intangibles (after taxation)	(34)	(38)	(10.5%)	(15)
Stand alone normalised net profit before funding costs	**106**	**105**	1.0%	**36**
Additional funding costs (after taxation)	(42)	(40)	5.0%	(14)
Net profit for the period	**64**	**65**	(1.5%)	**22**
Operating cost/premium ratio	15.6%	14.4%		18.8%

REAAL Verzekeringen Life

In € millions	2007	2006	Change
Result			
Regular life premiums	1,144	902	26.8%
Single life premiums	837	645	29.8%
Net premium income	**1,981**	**1,547**	28.1%
Net commission and management fees	39	37	5.4%
Share in results of associated companies	--	3	(100.0%)
Result on investments	710	529	34.2%
Result on investments for insurance contracts on behalf of policyholders	96	215	(55.3%)
Results on derivatives and other financial instruments	31	6	416.7%
Other operating income	7	--	--
Total income	**2,864**	**2,337**	22.6%
Technical expenses on insurance contracts	2,172	1,821	19.3%
Acquisition costs for insurance operations	178	134	32.8%
Value adjustments to financial instruments and other assets	27	(2)	1450.0%
Staff costs	117	95	23.2%
Depreciation and amortisation of tangible and intangible fixed assets	25	17	47.1%
Other operating expenses	43	39	10.3%
Other interest expenses	79	33	139.4%
Total expenses	**2,641**	**2,137**	23.6%
Operating profit before taxation	**223**	**200**	11.5%
Taxation	44	55	(20.0%)
Third party interests	2	--	--
Net profit for the period	**177**	**145**	22.1%

Net profit

Net profit posted of life insurance operations was up 22.1% from € 145 million to € 177 million, due to higher investment income, higher results on derivatives and other financial instruments and a lower effective tax rate. These positive movements more than offset increased acquisition costs and higher interest expenses related to structured tax investments and the financing of the acquisition of AXA NL Combined.
REAAL Verzekeringen Life net profit grew organically by € 20 million and the acquisition of AXA NL Combined, including the costs of funding relating to the acquisition, contributed € 12 million.

Income

Net regular premium income increased by € 242 million to € 1,144 million (+26.8%) of which € 46 million was driven by organic portfolio growth. Single life premiums rose by € 192 million to € 837 million (+29.8%), of which € 26 million was organically and mainly through strong growth in the Immediate Annuities product group.

Result on investments for own account was organically € 55 million higher than in 2006, mainly attributable to increased realised gains on equity sales (+€ 49 million) and the growth of the investment portfolio. Result on derivatives and other financial instruments grew organically by € 12 million due to the expansion of derivative positions used for hedging purposes.

Other operating income increased by € 7 million to € 7 million. This increase was caused by surrender fees received on the termination of an important distribution partnership and a the sale of a small part of the former NHL portfolio to AEGON.

New annual premium equivalent market shares and value of new business

The new annual premium equivalent (NAPE) rose € 11 million to € 207 million (+5.6%). From September onwards, AXA NL Combined contributed € 37 million to the NAPE of REAAL Verzekeringen. The organic change was thus a decrease by € 26 million.
The organic decline was attributable to rises in the interest rates. As a result of these increases, the market for mortgage refinancing decreased with less new individual insurance business as a result, but with improving lapse rates. In addition an important distribution partnership was ended.

The total life market for new regular premium contracted by 15.2% in 2007. This decline related mostly to Unit Linked products. REAAL Verzekeringen's market share excluding AXA NL Combined, amounted to 14.5% (life-course savings not included). This represents a decrease of 1.2 percentage point compared to year-end 2006. Market share of regular life premiums of AXA NL Combined as of September 2007 was 6.0%.

In individual single premiums, REAAL Verzekeringen realised strong growth in market share from 7.3% to 9.1% due to a strong recovery of its position from the second quarter of 2007 onwards caused by more competitive pricing. Market share of single life premiums of AXA NL Combined as of September 2007 was 9.7%.

For 2007, the value of new business (VNB) of REAAL Verzekeringen (excluding AXA NL Combined) was € 12 million (2006: € 20 million), based on a European Embedded Value basis (EEV). The VNB of AXA NL Combined, based on a Market Consistent Embedded Value basis (MCEV), for the full year 2007 was € 2 million (2006: € 10 million). The Dutch market for life insurance products continued to be very competitive, as a result, the margins of both regular premiums (for example mortality covers) and individual single premium products (in particular immediate annuities) remained under pressure. In addition, new inflow was lower due to a decreasing mortgage refinancing market and the surrender of an important distribution contract. At AXA NL Combined, costs-overruns as a result of the re-insourcing of mid-way cancelled outsourcing projects had a negative impact on the value of new business.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses € 472 million, including funding costs for the acquisition), total expenses of life insurance operations rose by € 32 million (+1.5%) to € 2,169 million. Technical expenses on insurance contracts decreased by € 52 million mainly due to a lower result on investments for insurance contracts on behalf of policyholders. Acquisition costs for insurance operations increased by € 35 million to € 169 million (+26.1%). This increase was caused by strong production growth in recent years and a one-off adjustment of € 15 million to better align the amortisation period of acquisition costs with premiums from policyholders. Value adjustments on financial instruments and other assets increased by € 26 million. This increase was caused by impairments on equities (€ 13 million) and on loans to intermediaries and intangibles. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses fell by € 3 million due to effective cost control and an improved allocation of costs between life and non-life operations. Other interest expenses increased by € 26 million due to interest expenses relating to the funding of structured tax investments.

REAAL Verzekeringen Non-Life

In € millions	2007	2006	Change
Result			
Non-life premiums	590	448	31.7%
Reinsurance premiums	48	35	37.1%
Net premium income	**542**	**413**	31.2%
Net commission and management fees	10	13	(23.1%)
Result on investments	42	27	55.6%
Results on derivatives and other financial instruments	1	--	--
Other operating income	3	1	200.0%
Total income	**598**	**454**	31.7%
Technical expenses on insurance contracts	303	235	28.9%
Acquisition costs for insurance operations	157	105	49.5%
Value adjustments to financial instruments and other assets	2	--	--
Staff costs	57	46	23.9%
Depreciation and amortisation on tangible and intangible fixed assets	5	5	0.0%
Other operating expenses	38	31	22.6%
Other interest expenses	6	1	500.0%
Total expenses	**568**	**423**	34.3%
Operating profit before taxation	**30**	**31**	(3.2%)
Taxation	7	10	(30.0%)
Net profit for the period	**23**	**21**	9.5%

Net profit

Net profit of non-life operations in 2007 was significantly influenced by the Kyrill storm with an impact on net profit 2007 that amounted to € 12 million*. Excluding the impact of the Kyrill storm net profit of non-life operations was up by € 14 million (+66.7%). REAAL Verzekeringen non-life grew organically by € 5 million (+23.8%) and AXA NL Combined (including the costs of funding relating to the acquisition) contributed € 9 million.

Growth of net profit was mainly caused by favourable developments in claims in the second half of 2007 and decreased expenses on re-insurance contracts, partly offset by increased acquisition costs for insurance operations.

Income

At € 542 million, non-life net premium income was € 129 million higher than 2006 (+31.2%), mainly driven by the positive contribution of AXA NL Combined (€ 126 million). In addition REAAL Verzekeringen's transport sector showed strong growth in 2007.

*) In the first half year an amount of € 13 million was reported, due to a release of a provision of € 1 million in the second half, the total impact of the Kyrill storm in full year 2007 was € 12 million.

Result on investments increased by € 15 million (+55.6%). Result on investments, excluding AXA NL Combined amounted to € 27 million and was in line with 2006.

Disability premium income as a percentage of total gross non-life premium income increased by 4 percentage points to 7% in 2007 due to a combination of the acquisition of AXA NL Combined and organic growth. The acquisition of AXA NL Combined will further diversify REAAL Verzekeringen's non-life insurance income, in particular, it increases and broadens its distribution power in the key growth area of disability.

Expenses excluding AXA NL Combined

Excluding AXA NL Combined (impact on total expenses € 130 million, including funding costs for the acquisition), total expenses of non-life insurance operations rose by € 15 million (+3.5%) to € 438 million. Technical expenses on insurance contracts increased by € 6 million. Increased technical expenses on insurance contracts generated by the Kyrill storm (€ 12 million net) were partly offset by the increased share of reinsurance companies in the loss expenses. Acquisition costs for insurance operations increased by € 3 million to € 108 million (+2.9%) due to higher gross premiums. Value

29 Composition of gross premium income REAAL Verzekeringen Non-Life 2007


7%
29%
26%
38%
Disability
Fire
Motor
Other

30 Composition of gross premium income REAAL Verzekeringen Non-Life 2006


3%
30%
28%
39%
Disability
Fire
Motor
Other

adjustments to financial instruments and other assets increased by € 2 million as a result of lower stock markets compared to 2006. Staff costs, depreciation and amortisation of tangible and intangible assets and other expenses increased by € 5 million due to an improved allocation of costs between life and non-life operations.

Acquisition costs for insurance operations, including AXA NL Combined, as a percentage of gross non-life premiums increased from 23.4% in 2006 to 26.7% in 2007, mainly due to one-off acquisition costs for insurance operations of € 10 million due to revised profit sharing programs at AXA NL Combined.

Combined ratio and claims ratio

The combined ratio 2007 was 98.6% and the claims ratio amounted to 55.9%. Excluding the impact of the Kyrill storm, the combined ratio was 95.9% (2006: 94.7%) and well below our long term target of 97%. Excluding the Kyrill storm the claims ratio was 53.2% and was also better than in 2006 (53.7%).

REAAL Verzekeringen – Other

The other activities of REAAL Verzekeringen comprise the business units that are not directly managed by REAAL Verzekeringen Life or REAAL Verzekeringen Non-Life. Net profit of other operating activities was € 5 million (2006: € 4 million). The acquisition of AXA NL Combined contributed an amount of € 1 million.

Developments SNS Bank

SNS Bank comprises a division for retail operations ('the retail business') and a division for property finance (SNS Property Finance). Both these divisions pursue focused strategies for product development and distribution. The activities of SNS Property Finance are well aligned with retail banking's SME operations, which focuses on commercial mortgages.

This section addresses market developments, market performance and the latest developments by product group with separate discussions of developments in retail operations and property finance. The composition and source of income other than income generated by the sale of products and the operational results are discussed in the section Financial outlines.

Retail banking SNS Bank

The retail banking clients comprise private individuals and small and medium-sized enterprises in the Netherlands. Its products groups are mortgages, savings and investments. Distribution takes place mainly through the Internet, the bank's own branch offices and franchises, and independent intermediaries. SNS Bank uses different brands for its products that each have a distinct market position. Each brand is linked to the most suitable distribution channel or to an optimum mix of distribution channels. SNS Bank also uses REAAL Verzekeringen's distribution channels. Joint and central product development and data administration for a large number of products result in a cost efficient and flexible organisation.

SNS Bank's strategy is mostly aimed at further developing distribution capacity by improved DIY options for clients through the Internet and high-quality added advice through the Internet, the banks own

31 Composition of income SNS Bank 2007 pro forma*


3%
13%
19%
65%

- Net interest income Retail Banking
- Net interest income SNS Property Finance
- Net commission and management fees
- Other income

*) Pro forma 2007: including Regio Bank FY 2007.

32 Composition of income SNS Bank 2006


10%
16%
2%
72%

- Net interest income Retail Banking
- Net interest income SNS Property Finance
- Net commission and management fees
- Other income

Table 8: Key figures SNS Bank

in € millions	2007	2006	Change
Income retail banking SNS Bank	751	753	(0.3%)
Income SNS Property Finance	187	15*	--
Total income	938	768	+22.1%
Total expenses	601	517	+16.2%
Net profit	272	214	+27.1%
Total assets	70,584	64,382	+9.6%
Return on shareholders' equity	12.6%	14.1%	

*) Consolidated as per 1 December 2006.

branch offices and franchises. Other strategic spear points include growth in the Randstad, in savings and in commercial mortgages, as well as growth in sustainable asset growth through ASN Bank.

Developments 2007

Introduction

In 2007, SNS Bank made important progress in improving and strengthening its distribution capacity and in its positioning itself as an innovative do-it-yourself bank with an additional advisory service.

33 Composition of income SNS Retail Bank


2%
(2006: 2%)
2%
(2006: 9%)
17%
(2006: 16%)
79%
(2006: 73%)
Net interest income
Net commission and management fees
Investment income
Result on derivatives and other income

Since the completion of the acquisition of Regio Bank on 1 July 2007, SNS Regio Bank has been marketed as a new franchise formula, merging the operations of Regio Bank and the existing CVB franchise operations. The integration of the organisation, products and systems was completed by the end of 2007; all employees are now based at the head office of SNS Bank in Utrecht and all products have been merged into the SNS system with no disruption to client service during the transition. A physical 'bricks and mortar' presence for advice and payment services is one of the pillars of our distribution strategy; with its network of 727 branches, of which 116 are located in the Randstad urban area, SNS Regio Bank takes personal financial advice closer to its clients.

Regio Bank added a savings portfolio of € 2.1 billion, immediately benefiting from SNS Bank's strong range of savings products. The introduction of Spaarkeuzedeposito in July demonstrated SNS Regio Bank's distribution capacity from the outset. The SNS Budget Mortgage was a success with our new franchisees and their clients. SNS Regio Bank made an excellent start. National and regional marketing campaigns, in which franchisees could also promote their local added value, enhanced the recognition of the new formula in the second half of 2007.

The installation of almost 300 cash dispensers at HEMA retail branches, increasing the total number of ATMs to 513, means that our clients can now withdraw money closer to home. The new ATMs will contribute to our brand recognition, offer additional opportunities for marketing communications and will assist with phasing out the cash dispensing function of branch offices.

Major strides were also made in further developing SNS Bank as a do-it-yourself bank. SNS Bank aims to offer its clients ease, accessibility and high-level functionality in internet banking, and distinguishes itself with innovative services like live@dvies and web chat for mortgage advice, or our new savings website which has further professionalised SNS Bank's sales and marketing. A survey by website monitor WatchMouse showed that over the past year, the availability of the SNS Bank website was much better than that of the largest Dutch banks.

In order to improve service levels for our customers and to offer our products in a more cost-efficient manner, the chain of mortgage product process, from application through to acceptance was streamlined further. The Straight Through Processing (STP) automation project for mortgages was concluded in 2007 and the STP project for savings will be completed in early 2008.

Table 9: Distribution of mortgages and savings products (new products/inflow)

		Mortgages 2007	Savings 2007
Indirect	BLG Hypotheken label	25%	--
	SNS Regio Bank label	6%	30%
	Other franchisees, intermediaries, purchasing combinations, distribution partners	42%	--
Direct	Branch offices, internet and call centres SNS Bank	27%	44%
	ASN Bank sales label	--	26%

*) New production
**) New inflow

Mortgages

The amount of the total mortgage portfolio rose from €44.9 billion to €46.2 billion (+2.9%). The addition of the mortgage portfolio of Regio Bank, acquired on 1 July 2007, increased the total portfolio by €1.6 billion. The transfer of property finance loans from Retail Banking to SNS Property Finance's portfolio reduced the portfolio volume by €1.1 billion. Every sales brand (SNS Bank, BLG Hypotheken and SNS Regio Bank) contributed positively to growth; organic growth of the mortgage portfolio amounted to 1.8%.

In 2007 the volume of new registered mortgages in the Netherlands amounted to €115 billion (2006: €126 billion). A reduced mortgage refinancing market and a flat interest rate curve meant a difficult environment and considerably pressure on mortgage pricing over the full year, although this pressure decreased somewhat in the second half of the year.

During the year, SNS Bank sought a healthy balance between returns and market share, which at 7.4% was a little below our target range of 8 to 10%. The innovative concept of the SNS Budget Mortgage, which was introduced in 2006, continued to be successful despite being copied by a number of competitors. The quality of this product was acknowledged internationally when it was chosen as the European mortgage product of the year by 150 international financial experts. Additionally a survey by the Consumentenbond and MoneyView named the SNS Budget Mortgage as the best mortgage product in the Netherlands.

SME clients

SNS Bank reinforced its position as a specialist in commercial mortgages for SME clients. SNS Bank wants to be clearly recognisable in this market with tailor-made products and a large interest-only part of the mortgage, enabling entrepreneurs to fund part

34 Mortgage portfolio SNS Bank


€ millions
50,000
40,000
30,000
20,000
10,000
0
2003
2004
2005
2006
2007
Residential mortgages
Other mortgages


€ millions
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
ASN Bank
SNS Regio Bank
BLG Hypotheken
SNS Bank

of their working capital based on mortgage security. SNS Property Finance's know-how and contacts are of great use to SNS Bank for further developing its position as a specialist in SME commercial mortgages. After a year marked by the reorganisation of the SME approach, at the end of 2007 new marketing campaigns for the SME commercial mortgages were initiated.

Transferring the larger commercial mortgages to SNS Property Finance has simplified SNS Bank's management and IT infrastructure; SNS Bank can now use similar systems for residential and smaller commercial mortgages and SNS Property Finance, whose systems are suitable for large loans, benefits from greater scale.

Innovation, renewal and expansion

BLG's specialised mortgage products, which are sold through intermediaries, have achieved good penetration in a number of niche markets and are a good addition to SNS Budgethypotheek. In December 2007, BLG introduced Recreatiehypotheek, a new product for permanent, brick-built holiday homes which offers loans at up to 110% of the foreclosure value.

In 2007, a centralised scheduling tool for mortgage advice meetings was made available to customers via the internet; this has resulted in improved scheduling control and greater convince for customers. In addition to live, online advice from live@dvies, clients can also discuss their mortgage needs on the internet with other prospective clients via web-chat. Live@dvies, introduced in 2006, was awarded the Adobe e.day Award. This annual award recognises companies that use the Internet to take their operations to a higher level.

The award has been instituted by the Emerce magazine, which is a magazine describing trends in the field of e-business, marketing and media.

Investment

The assets under management of SNS funds rose from € 2.7 billion to € 3.0 billion (+10.6%) and assets under management of ASN funds grew from € 1.2 billion to € 1.3 billion (+7.6%). The total new inflow in the SNS and ASN investment funds was lower than in 2006.

According to a survey held by the Dutch Consumers' Association, the SNS Bank funds outperform the market. The Consumers' Association survey focused not only on the returns over the past five years, but also on stability within that period. According to another survey, organised by belegger.nl, the ASN Water & Milieufonds was the best sustainable investment product, Corné van Zeijl, portfolio manager of the SNS Nederlandfonds, was the best fund manager and SNS Fundcoach was the best investment fund provider.

In 2007, SNS Fundcoach once again recorded strong growth. Gross inflow amounted to € 221 million and the number of clients increased from 18,200 to 27,400 (+50%), making SNS Fundcoach the market leader among international internet-based investment funds. SNS Securities also contributed to the higher income, driven by positive developments in institutional brokerage and private clients and the increased number of assisted share transactions. SNS Securities mainly focuses on small-cap and mid-cap funds, and specialises in securities research, institutional brokerage, corporate finance, and private asset management and advice. SNS Securities joined the European Securities Network (ESN), which generates joint research on over a thousand listed companies. The takeover of FBS Bankiers with effect from 1 October made a limited contribution to the increase in income. FBS Bankiers will be integrated fully in 2008.

36 Composition of Assets under Management SNS Bank


€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
SNS Fundcoach
ASN Investment funds
SNS Investment funds

37 New inflow investment funds SNS Bank


€ millions
800
700
600
500
400
300
200
100
0
2005
2006
2007
SNS Fundcoach
ASN investment funds
SNS investment funds

Innovation, renewal and expansion

The launch of the SNS Emerging Countries fund was very successful. This fund invests in reputable funds specialising in emerging countries. Total assets under management of the SNS Emerging Countries Fund rose to € 25.8 million at year-end 2007.

Table 10: Investment opportunities

Do-it-yourself		With advice		Managed	
SNS Effectenlijn	Fund Account (SNS Fundcoach)	SNS Vermogens-Prisma	SNS Effecten Adviesdesk	SNS Vermogens-beheer	SNS Managed Account
SNS Effectenlijn (Securities Line), for the active 'do-it-yourself'-investors, for years rated on of the best internet brokers among commercial banks.	SNS Fundcoach is an 'investment funds supermarket' that helps investors to put together a sound investment portfolio themselves.	SNS VermogensPrisma is an advisory concept that staff use when advising clients about their wealth creation.	The SNS Effecten Adviesdesk (securities advisory desk) advises investors in putting together their individual portfolios.	SNS Vermogensbeheer (Asset Management) promotes 'personal' management of individual portfolios (minimum € 250,000).	SNS Managed Account is available for assets of at least € 20,000. The client can monitor his portfolio on internet, including the transaction that the assets manager has performed.

SNS Fundcoach was the first investment fund provider to eliminate purchase and sales charges for the majority (some 370) of its funds. Marketing communication, including radio commercials, Internet banners and digital newsletters, was expanded with special events where clients could meet the managers of some of our highly successful investment funds. A panel of financial experts of De Telegraaf newspaper chose SKAGEN Global, for which SNS Fundcoach is the only provider in the Netherlands, as Product of the Year.

When investing for savings accounts and investment funds, ASN Bank only chooses companies, organisations and governments that meet its sustainable investment criteria. The bank uses unequivocal admission and exclusion criteria which can be found at www.asnbank.nl. In April, ASN Bank tightened the human rights component of its investment criteria, making it the first bank to implement the United Nations' draft international guidelines for enterprises. To further strengthen relationships with its clients, ASN Bank introduced ASN Client Days, which were held in the Municipal Museum in The Hague and in Emmen Zoo.

Savings

In 2007 the total Dutch savings market grew from € 220.3 billion to € 234.7 billion (+6.5%). The joint savings balances of SNS Bank, ASN Bank and SNS Regio Bank, including accrued interest, rose from € 13.7 billion to € 19.2 billion (+40.1%). ASN Bank contributed almost € 1 billion (+36%) to this growth, while SNS Regio Bank contributed amply € 3 billion, which includes € 2.1 billion conversion. The joint market share increased sharply, from 6.3% to 8.3%. Organic growth of savings balances, excluding the acquired Regio Bank savings portfolio, amounted to 24.8%. The total number of savings accounts (withdrawable on demand) at SNS Bank, ASN Bank and SNS Regio Bank rose from 1.9 million to 2.2 million.

In addition, the introduction of SNS Keuzedeposito in July proved very successful. Thanks to good marketing communication and timing, outwitting the competition, this product attracted deposits of € 1.8 billion by year-end 2007 for at least one year. Given the difficult circumstances in the money and capital markets due to the credit crunch, this provided welcome support for the liquidity and funding position of SNS Bank. Besides SNS Keuzedeposito and SNS Spaarmix, ASN Bank's products and in particular ASN Ideaalsparen contributed strongly to the growth in savings balances.

ASN Bank managed to continue its strong growth of recent years. The popularity of sustainable asset growth is still



€ millions
25,000
20,000
15,000
10,000
5,000
0
2003
2004
2005
2006
2007
Savings SNS Bank

gaining momentum, and as the market leader, ASN Bank is well-positioned to benefit from this trend. ASN Bank stands out in this market due to its sustainability analyses of companies and the explanations it provides in this respect on its website, as well as by its product development and marketing communications. ASN Bank frequently collaborates with social organisations such as Cordaid, Oxfam Novib and the Wadden Sea Society. ASN Bank's client base increased from 318,000 to more than 363,000 (+14.4%) in 2007.

Innovation, renewal and expansion

A new savings website helped to improve the sales and communication options for savings products and improvements to search engine marketing and the introduction of an online-response model made it possible to contact many more potential clients. This helped to push SNS Bank up from 96th to 7th best findable advertisers on the web. Furthermore, costs per contact decreased drastically.

ASN Bank also introduced ASN Wereldsp@ren, a new Internet savings account based on collaboration with the National Association of World Shops. Another new

39 Composition of increase in savings



27%
(2006: 32%)
56%
(2006: 14%)
17%
(2006: 54%)
SNS Bank
ASN Bank
SNS Regio Bank

40 Number of savings accounts (withdrawable on demand) SNS Bank


In thousands
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
ASN Bank
SNS Regio Bank
SNS Bank

product was the micro credit ASN Vrouwenspaardeposito, which generates interest that accrues to reliable partner organisations of Cordaid that provide loans on fair terms to entrepreneurial women's groups in developing countries for sustainable initiatives.

SNS Property Finance

Strategy

The clients of SNS Property Finance are companies, professional investors, project developers and housing corporations. The products comprise project financing and investment financing. Project financing focuses is on medium-sized clients and reliable newcomers with strong concepts, growth ambitions and a need for tailor-made loans. Project financing partly takes place abroad. SNS Property Finance aims to generate a large part of its international growth by following Dutch clients who invest abroad. SNS Property Finance operates in all phases of the property cycle, from short-term loans for land purchase, construction and trading transactions to long-term loans for investment properties. As one of the major property financiers in the Netherlands, SNS Property Finance distinguishes itself by its profound knowledge of the market and of property-specific risk factors, and by having a strong network in all of its markets.

Developments 2007

Introduction

SNS Property Finance is a property financier with specialist knowledge in the area of commercial property. Its core activities comprise project finance, including risk-bearing equity participations, and investment finance. In the Netherlands, SNS Property Finance ranks among the top three property financiers. Part of the portfolio, 24% at year-end 2007, comprises projects and participations abroad, concentrated in the United States, Germany, France, Spain and Belgium; the majority of these transactions relate to foreign activities by our Dutch clients.

Project finance comprises short-term loans for the constructing of offices, shopping centres, shops, industrial premises, residential housing and mixed projects, as well as bridging loans and land purchase. Clients are mainly project developers, property entrepreneurs and construction companies that are also developers. In participation projects, SNS Property Finance participates in the equity as a risk-bearing party for a range of both relatively small projects and knowledge-intensive, large-scale and long-term projects.

Investment loans are long-term loans for residential housing, shops, shopping centres, offices and industrial premises in the Netherlands. Clients are mainly private investors, limited partnerships for property ventures, and property investment funds.

For both project finance and investment finance, SNS Property Finance uses structured loan solutions, such as syndicated loans. SNS Property Finance acts as an expert centre for property finance for SNS REAAL.

Portfolio growth

In 2007, the international market for project finance and investment finance showed modest growth. SNS Property Finance's total loan portfolio grew from € 3.8 billion to € 5.6 billion (+47.4%). The total value of the property finance portfolio increased from € 8.8 billion at year-end 2006 to € 11.6 billion at year-end 2007, to which the transfer of the retail banking property finance portfolio contributed € 1.1 billion. Organic growth in the total property finance portfolio amounted to 19.3% and was mainly driven by expansion in international project finance.

41 Volume of property finance portfolio SNS Property Finance


24%
53%
15%
8%
NL - Investment finance
NL - Lease
NL - Project finance
International - Project finance

Project financing

The project finance portfolio increased to € 4.7 billion (+46.9%). In project finance, SNS Property Finance concentrated more on participations in the past year. Major projects in which SNS Property Finance participates include New Babylon in The Hague, the monumental post office in Rotterdam and Hafencity in Hamburg, Germany. The trend of redevelopment of prime locations continued, including mixed-use redevelopment of inner city areas for offices, shops and housing. Projects of this type often require creative, structured solutions, for example in connection with the temporary housing of displaced tenants, and the continuation of commercial activities during the execution of the project. As a specialist, SNS Property Finance is able to deliver clear added value to these kinds of projects.

The foreign property finance portfolio, which consists almost entirely of property loans, increased to approximately € 2.8 billion (+40.0%). At year-end 2007, this portfolio accounted for 24% of the overall property finance portfolio. At year-end 2007, 7% of the loans originated in the US, 4% in Germany, 3% in Spain, 2% in France, 2% in Belgium and 6% in other countries. In view of the developments on the American housing market, SNS Property Finance tightened monitoring of its American activities. Particularly close attention was paid to the finance activities related to condominium projects. As a result, some projects will be converted into rental apartments.

Investment finance

The project finance portfolio increased to 7.0 billion (+25.0%). Demand from investors for real estate remained high in 2007. Partly due to this demand, transaction volume was high, which provided a solid basis for SNS Property Finance's financing potential. Investors who obtained loans from SNS Property Finance were frequently able to generate returns of between 6% and 12%. The relatively high share of residential property in the portfolio, some 70%, was in line with SNS Property Finance's moderate risk profile. The remaining part of the portfolio comprised offices and retail property.

Developments REAAL Verzekeringen

REAAL Verzekeringen sells life, non-life, absenteeism and disability insurance products through independent intermediaries. In addition, non-life insurance is sold directly to consumers under the brand names Proteq, Dier en Zorg and Route Mobiel.

Table 11: Key figures REAAL Verzekeringen

In € millions	2007	2006	Change
Total income	3,547	2,804	+26.5%
Total expenses	3,288	2,571	+27.9%
Net profit	205	170	+20.6%
Total assets	34,043	16,591	+105.2%
Return on shareholders' equity	13.9%	13.6%	

This chapter discusses market developments, performance and new developments by product group. The composition and source of income other than income generated by the sale of products and the operational results of REAAL Verzekeringen are discussed in the section Financial outline.

Strategy

REAAL Verzekeringen's clients comprise private individuals, SME and larger companies in the Netherlands. The product groups are individual and (semi-)group life insurance, non-life insurance and disability insurance.

Indirect distribution mainly takes place through intermediaries, but mortgage chains, purchase organisations, banks and underwriting agents also play a major role. REAAL Verzekeringen also uses SNS Bank's distribution channels. It is an essential part of the distribution strategy to respond alertly and creatively to new opportunities in each distribution channel. Only a small part of the products is distributed under a different brand name than REAAL Verzekeringen. Joint and central product development and data administration for a large number of products result in a cost efficient and flexible organisation.
A small part of the income is generated through direct distribution. These are simple non-life products, which can be purchased without advice. These products, carrying the brand names of Proteq, Dier en Zorg and Route Mobiel, are sold through the Internet, through telephone sales and alliances.

REAAL Verzekeringen's strategy is mainly directed at maintaining a strong market position in individual life insurance and growth in the SME non-life market, disability insurance and pensions. REAAL Verzekeringen intends to realise a significant improvement of the cost structure in the next few years. The recent acquisition of AXA NL Combined and the intended acquisition of Zwitserleven in 2008 will bring about scale benefits that will make this possible.

Developments 2007

Acquisitions

With the acquisition of AXA NL Combined, concluded on 5 September 2007, REAAL Verzekeringen now ranks among the top five insurers of the Netherlands. Market share rose from 5.2% to 9.3% and the number of intermediaries increased, including many with specialised know-how. As from 2008, the acquisition will generate efficiency benefits in systems, processes and products. REAAL Verzekeringen's product range will be expanded and improved with AXA NL Combined products, thus adding to the appeal of our total product range for inter-

42 Composition of income REAAL Verzekeringen



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Net provision
Other income
Investment income
Net premium income

43 Composition of gross premium income Life and Non-life 2007 pro forma


22%
(2006: 22%)
78%
(2006: 78%)
Life
Non-life

mediaries and for our retail and SME clients. DBV's mortgage and life insurance products will retain their current brand name. REAAL Verzekeringen will present its revised product portfolio in the first quarter of 2008.

Against the background of an insurance industry that is becoming increasingly knowledge-intensive due to the increasing complexity of the market and the products, new legislation and regulations, the knowledge and expertise of the AXA employees are a major benefit for REAAL Verzekeringen. REAAL Verzekeringen and AXA NL Combined aim to learn from one another and pool their product expertise, market knowledge and distribution capacity in a single organisation
The most significant consequences of the acquisition of AXA NL Combined by product group are:

Life:
- A near-doubling of the Individual and Group portfolios;
- Cost reductions due to an increase of scale and broadening of knowledge.

Non-Life:
- Strengthening of our position in the SME non-life growth market;
- Additional knowledge, market positions and distribution outlets in the area of knowledge intensive products such as liability insurance and technical insurance;
- An increase in the number of underwriting agents, making REAAL Verzekeringen co-leader in the underwriting market;
- increased scale in retail non-life insurance.

The intended acquisition of life insurer and pension specialist Zwitserleven in 2008 will lead to a major strengthening of REAAL Verzekeringen's position in pensions and will make REAAL Verzekeringen the second-largest life insurer in the Netherlands. The pension businesses of REAAL Verzekeringen and AXA NL Combined will be incorporated into Zwitserleven. Access to specialised pension distribution, in particular through 'fee consultants', will be significantly improved as a result.

Integration timetable
The integration of the operational and commercial organisation of AXA NL Combined, including the product range, will take place in the first half of 2008. Systems integration will be carried out from the second half of 2008 through 2010. Completion of the acquisition of Zwitserleven and the legal permits for the organisational merger are expected in the first half of 2008. The next step will be to schedule and prepare the organisational merger for the second half year of 2008. The organisational alignment of the operational and commercial organisations, including harmonisation of the product range, is scheduled for the first half of 2009. System reconciliation will be completed before 2012.

44 Time schedule integrations


AXA NL Integration
APR 2007
SEP 2007
JAN 2008
JUL 2008
JAN 2010
PHASE 0
PHASE 1
PHASE 2
PHASE 3
Legal and social authorisations
Integration planning and pre-organisation
Operational and commercial integration
Systems integration and conversions
Zwitserleven Integration
PHASE 0
PHASE 1
PHASE 2
PHASE 3
Legal and social authorisations
Integration planning and pre-organisation
Operational and commercial integration
Systems integration and conversions
JAN 2008
JUL 2008
JAN 2009
JUL 2009
JAN 2012

Distribution
REAAL Verzekeringen has invested significantly in coaching and educating intermediaries and in further chain integration, improving the intermediaries' ability to provide online proposals and access client and product information online. The recommendations of the De Ruiter committee regarding transparency of investment insurance were instrumental in this respect.

The positioning in the SME market was improved, in particular by strengthening relationships with specialised intermediaries, by the introduction of a starter pack for entrepreneurs, an additional focus on Zekerheidspensioen and expansion in disability insurance through the acquisition of AXA NL Combined. New initiatives in the SME market were supported in various ways by communication initiatives, including a summer slump survey into the extent to which entrepreneurs face higher or lower risks in the summer compared to the rest of the year.

REAAL Verzekeringen's brand positioning as a down-to-earth insurance company was also backed up by various initiatives in the retail market. REAAL Verzekeringen wants to show that insuring is simply a matter of risk and probability calculations based on past facts and experiences. This open and honest brand positioning, which leads to relevant products for our clients, was communicated by a tongue-in-cheek survey of the full moon's influence on man and nature.

Life

Individual

Net income from regular premium products rose by 26.1% and income from single premium products rose by 37.9%, in particular due to the consolidation of AXA NL Combined as per 5 September 2007. The organic growth of this income amounted to 4.3% and 10.3%, respectively. Excluding the life-cycle savings products

45 Composition of new life insurance policies



17%
(2006: 21%)
83%
(2006: 79%)
Life-regular
Life-single

segment, (estimated) market share amounted to 14.5%. Including the life-cycle savings market, our market share amounted to 13.9%. The life-cycle savings market is dominated by a limited number of parties linked to large pension funds.

The market for individual life insurance based on regular premiums was under pressure due to a fall in the number of sales of new mortgage-based life insurance products, in particular as a result of the slowdown of the mortgage refinancing market. REAAL Verzekeringen nevertheless delivered good net growth of € 222 million, including AXA NL Combined. The total market for individual life insurance, excluding life-cycle products, fell by approximately 15%. There was a shift towards simple savings products.

The market for single life premium policies remained unchanged. REAAL Verzekeringen posted strong growth of 29.8% with the acquisition of AXA NL Combined and active marketing and pricing policies. Table 13 gives a brief overview of the types of individual and (semi-) group pensions in the Netherlands and REAAL Verzekeringen products.

Table 12: Distribution of insurance products (new products/premium income)

		Life 2007*	Non-Life 2007**
Indirect	Independent intermediaries	43%	
	Purchase organisations	27%	52%
	Distribution partners	25%	
	Underwriting agents	--	30%
Direct	Internet (Proteq)	--	9%
	SNS Bank	5%	9%
	Retail chains	--	--

*) New production
**) Premium income

Group and semi-group

The group and semi-group pension portfolio grew, mainly on the back of the acquisition of AXA NL Combined.

In the market for semi-group pensions, REAAL Verzekeringen reinforced its position as market leader in the defined contribution products segment, both with strong organic growth and through the acquisition of AXA NL Combined. In this market, REAAL Verzekeringen offers umbrella contracts to employers for their employees' pension insurance. There was growing demand for owner-manager plans to fit their situation. In group pensions there was a noticeable trend for further economising; demand for average pay pension schemes increased, while demand for final pay pension schemes fell.

Innovation, renewal and expansion

The quality of our products is acknowledged both by our clients and by independent experts. According to the 2007 joint performance survey conducted by the NVA, the Dutch insurance industry association, and the NBVA and DAK, the intermediary industry association, REAAL Verzekeringen was the best pension insurer in the Netherlands. Insurers were scored on ten aspects, including reliability, loyalty and integrity, the knowledge level of the internal sales staff, the speed of service provision and efficiency through chain integration. In the categories Individual Life and Non-Life, REAAL Verzekeringen also achieved high ratings, improving on last year's ratings.

The Group Individual Pension Plan, one of our successful pension products for the semi-group market, was awarded five stars by MoneyView, a specialist in information and analysis of financial services. The Group Individual Pension Plan, introduced in 2005 and further improved in 2007, stands out by its excellent quality based on good conditions and coverage.

Regional commercial initiatives with intermediaries take place regularly. One of our most successful initiatives last year was a modified mortgage for clients of Turkish origin whose knowledge of Dutch is limited. All documentation for this target group, including the policies, is written in Turkish.

Non-Life

Net premium income of the total non-life operations rose from € 413 million to € 542 million (+31.2%), in particular due to the consolidation of AXA NL Combined as per 5 September. Organic growth of net premium income amounted to € 3 million, or 0.7%. The share of net premium income in total non-life income stayed flat at 91% compared to the previous year. Estimates suggest that the total non-life market showed a modest growth. Authorative market figures were not yet available at the time of the completion of this annual report. Our growth was impacted positively by further reinforcement of our position in the underwriting market, both due to new contracts concluded by REAAL Verzekeringen and to AXA NL Combined's underwriting contracts. Growth in the SME non-life market outperformed growth in the retail non-life market, partly due to our improved position in the underwriting market.

46 Composition of income Non-Life insurance 2007



18%
(2006: 20%)
82%
(2006: 80%)
Direct distribution
Indirect distribution

Table 13: Pensions in the Netherlands

	Pillar 1	Pillar 2	REAAL product	Pillar 3	REAAL product
Organising body	Public sector	Employer		Individual participant	
Product types	Old age pension	Group pension	REAAL Zekerheidspensioen	Annuity policy (regular premiums)	REAAL Pension Shortfall Insurance and REAAL Private Pension
		Semi-group pension	Group Individual Pension Plan	Single premium (one-off or flexible premiums)	REAAL Single premium
		Pension for owner/manager	REAAL Pension Plan		

More transparency in investment insurance

Based on the advice of the De Ruiter committee to increase the transparency of investment insurance, REAAL Verzekeringen has developed six information models in collaboration with the other members of the Dutch Association of Insurers. This information gives prospective, existing and new clients better insight into:

- Investment insurance in general;
- Specific investment insurance and the associated cost structures;
- The value creation of an individual investment insurance (by means of an annual account statement);
- Movements at the surrender of a product;
- Movements connected to premium decrease, premium increase or making a policy premium-free.

Clients who are considering terminating their policies prematurely, can also obtain prior insight into the surrender penalties, to help them make well-informed decisions. A number of these information improvements have already been introduced in 2007, and further improvements will be introduced in 2008 in accordance with the advice of the De Ruiter committee.

In 2007, REAAL Verzekeringen made special efforts to inform intermediaries about the quality, the structure and the costs of its investment insurance and about the new way in which information is to be provided to consumers. In various regional meetings, the De Ruiter Committee Manual was explained further. The requirements in terms of contents and organisation for adequate advice and information provision to clients were discussed at length.

On 4 March 2008, the Financial Services Ombudsman published his recommendation with regard to the dispute between private customers that had taken out unit-linked insurance policies and insurance companies associated with the Financial Services Complaints Board. SNS REAAL is currently studying this recommendation and its consequences, if any, for SNS REAAL. The amount of any payments to be made in connection with this dispute cannot be reliably estimated at this time.

Price competition increased in most non-life market segments, in particular in motor insurance. REAAL Verzekeringen sets itself apart in this market by offering a fundamental differentiation in terms of rates and risk calculation, which often enables us to combine attractive offers with reasonable margins. In the motor insurance market, which is important for a good position with intermediaries, REAAL Verzekeringen managed to increase its market share from 3.6% to 4.2%.

Disability insurance

REAAL Verzekeringen generated strong growth in the disability insurance market, thanks in part to the acquisition of AXA NL Combined. REAAL Verzekeringen offers three product groups in this market: individual disability, group disability and absenteeism insurance. In May, the range was expanded by the REAAL Payment Insurance product, the first disability insurance to cover all types of payments. Both employees and employers can choose what level of payments they wish to insure against the risk of occupational disability. AXA NL Combined's disability products offer REAAL Verzekeringen better access to higher paid target groups and to the medical sector.

Direct distribution

The products that are distributed through the direct channel, i.e. without intervention of intermediaries, are the Proteq retail non-life insurance, Dier en Zorg animal healthcare cost insurance and the vehicle breakdown insurance of Route Mobiel.
Of the total income of non-life insurance operations, 18% was generated through direct distribution, against 20% in 2006. This lower share is mainly linked to the acquisition of AXA NL Combined, which does not sell products through the direct channel. The animal health insurance policy Dier en Zorg showed positive growth, benefiting from new pricing and the introduction of rate differentiation by breed. The number of policies increased by 27%. Route Mobiel's client base increased slightly by almost 4% and the number of policies increased by more than 15%.

Innovation, renewal and expansion

The focus for most product groups in 2007 was on product maintenance and product modification.
The integration of AXA NL Combined, scheduled for 2008, will mean an enormous boost for product innovation and expansion. The best products for each target market will be chosen from the combined ranges of REAAL Verzekeringen and AXA NL Combined, and modified where necessary to obtain an even better and more comprehensive total product range.

Developments Group activities

SNS REAAL's Group activities comprise SNS Asset Management, SNS REAAL Invest and the staff departments. These activities are managed directly by the Executive Board. Income and expenses that are directly attributable are allocated to SNS Bank or REAAL Verzekeringen. Consequently, the result on group activities is the balance of income and expenses that are not directly attributable.

SNS Asset Management

Strategy

SNS Asset Management's primary objective is the responsible management of the investment funds of SNS Bank and ASN Bank, and the management of the investments of SNS Bank and REAAL Verzekeringen for own account. In addition, SNS Asset Management takes care of the administration for a large number of funds of REAAL Verzekeringen and SNS Regio Bank.

The strategy for the management of the investment funds comprises:

- Independent management of the investment funds focusing on the Netherlands and on sustainable asset growth;
- Joint management of a number of other investment funds with a partner, pooling joint expertise and management capacity;
- Management of investment funds involving specialised funds of other investment fund managers.

SNS Asset Management performs complete company analysis, whereby in addition to the financial situation, governance, environmental policy and social policy of enterprises is evaluated.

Additionally, SNS Asset Management is increasingly focusing on the external market for sustainable institutional asset management, capitalising on its distinguishing sustainability expertise. SNS Asset Management is the market leader in sustainable institutional asset management in the Netherlands.

Developments 2007

Assets under management increased from €16.4 billion to €18.9 billion (+15.2%). This increase was mainly attributable to the rising numbers of clients of SNS Bank and external clients. Growing demand for sustainable investment products contributed significantly to total growth. The results of SNS Asset Management developed positively.

The SNS Institutional Microfinance Fund, introduced in 2006, experienced a flying start. By introducing this sustainable fund, SNS Asset Management reinforced its strategy, established in 2006, of further growth through external clients. The SNS Institutional Microfinance Fund aims to achieve a healthy risk-return ratio and to contribute to social development in emerging countries by means of providing loans to small businesses and independent entrepreneurs. At year-end 2007, the assets of this fund amounted to €79.5 million, of which approximately 88% was managed for external clients. During 2007, SNS Asset Management developed new sustainable products for the institutional market which will be introduced in 2008.

At the end of 2007 SNS Asset Management officially pledged its support to the Access to Medicine index, which will be published in Spring 2008. As a supporter of this index SNS Asset Management, together with several other large asset managers with combined assets under management of €900 billion, SNS Asset Management has undertaken to take into account in its investment policy the manner in and degree to which pharmaceutical companies make medicines available to the third world.

48 Distribution assets under management SNS Asset Management 2007



24% (2006: 19%)
37% (2006: 35%)
9% (2006: 10%)
30% (2006: 36%)
SNS Bank
REAAL Verzekeringen for own account
REAAL Verzekeringen on behalf of policy holders
Third party

In the course of 2008, SNS Asset Management will take over the management of the investments for own account from AXA NL Combined. Subsequently, the AXA investment funds of AXA NL Combined will be added to the portfolio.

SNS REAAL Invest

SNS REAAL Invest participates and invests in companies. In the course of 2007 an equity portfolio was built up to an amount of € 100 million. The further downsizing of the venture capital activities resulted in a reduction of the size of the portfolio, from € 271 million at year-end 2006 to € 114 million at year-end 2007 (–137.7%).

Staff

The staff departments strive for a higher service level and greater efficiency in their supporting activities. In this, centralisation, standardisation and automation plays an important role. In 2007, several staff departments of SNS REAAL were confronted with higher costs, related to compliance with laws and regulations.

Risk Management

SNS REAAL conducts its business operations based on a healthy balance between risk, return and capital. In doing so, SNS REAAL seeks to maintain a moderate risk profile. Our primary focus on private and SME clients, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance, serves to limit our risk profile. In addition, SNS REAAL has a balanced risk management framework, which aims for a risk profile based on preset risk standards.

The risk profile is consistent with SNS REAAL's objective to maintain a solid A-rating with the rating agencies. This target rating demands a minimal capital level in order to be able to absorb unexpected losses in unusually adverse conditions; this is referred to as the 'economic capital'. The economic capital is the group's key risk metric, and forms the basis for calculating the Risk Adjusted Return on Capital; in the future it will also be used for assessing the results of SNS REAAL's business units. In SNS REAAL's opinion risk management and capital management are closely interconnected.

Risk management framework

SNS REAAL's risk management framework has the following components:
Risk principles (core principles and allocation of responsibilities), Risk committees (advisory and decision-making bodies for the line management departments) and Risk management departments (staff departments for management and advice).

SNS REAAL has defined a number of risk principles in order to ensure a consistent approach to risk management. These risk principles are:

- one shared, group-wide risk type classification;
- a pre-set risk tolerance for each recognised risk type;
- scenario analyses for stress situations and measures for emergency situations with regard to the key risks;
- testing and validation of risk management models;
- allocating all recognised risks to risk owners;
- monitoring and assessment of risks independently of commercial operations.

The responsibilities within the risk management departments have been clearly defined, whereby the ultimate responsibility for risk management lies with the Executive Board and SNS REAAL's Chief Financial Officer is also the Chief Risk Officer. The CFOs of SNS Bank and REAAL Verzekeringen also have risk management in their portfolio as an area of attention. Risk owners have been appointed within the Executive Board and the Management Boards of SNS Bank, SNS Property Finance and REAAL Verzekeringen. These risk owners are responsible for the formulation and execution of the risk policy for the appointed areas of attention. For explanations of the risk committees and the risk management department, see section 1.3 and 1.4 of the Financial Statements on page 172.

Developments by risk type

SNS REAAL distinguishes credit risks, market risks, insurance risks, liquidity risks, strategic risks, operating risks and integrity risks. The key developments for each risk type in 2007 are set out below.

Limits and scores 2007

Table 14 describes the key risk standards by risk type. The table also sets out the risk tolerance scores measured at year-end 2007.

Risk standards SNS REAAL

Credit risk

Credit risk is the risk of a debtor defaulting in whole or in part, or of its financial position deteriorating such that it has a negative impact on SNS REAAL's results and/or net asset value. SNS Bank's credit provision is almost entirely backed by mortgages secured on both private and corporate property, mainly in the Netherlands. There is a good diversification across properties and customer types.

REAAL Verzekeringen's main credit risk is concentrated in the fixed-interest investment portfolio. This portfolio is well diversified across rating categories, sectors and countries and on average has a good rating.

The composition of SNS Bank's and REAAL Verzekeringen's loans and advances to clients is set out in graph 49. This shows that they are mostly comprised of retail mortgages.

Table 14: SNS Bank

	Standard	Year-end 2007	Internal target
Bank book interest rate risk	Duration shareholders' equity	nil	0 < d < 8
Earnings-at-Risk	Effect % of budgeted net interest income	9.0%	< 10.0%
Solvency	BIS ratio	11.5%	> 11.0%
	Tier 1 ratio	8.4%	> 8.0%
	Core capital ratio	6.5%	> 6.0%

Table 15: REAAL Verzekeringen

	Standard	Year-end 2007	Internal target
Interest rate risk	Duration shareholders' equity	(5.9)	-10 < d < 5
Solvency	Present vs. required capital Life	272%	> 150%
	Present vs. required capital Non-Life	255%	> 200%

Diagram 50 shows the distribution of SNS Bank's loan portfolio. Retail mortgages make up the majority of the portfolio.

Key developments

The credit risk profiles of SNS Bank's retail and SME mortgage portfolios and of SNS Property Finance's property finance portfolio did not change significantly in 2007.

In November 2007, the Dutch Central Bank granted approval to SNS Bank to start using an advanced method to calculate the regulatory capital for its mortgage portfolio from 1 January 2008. This method is in accordance with the guidelines for banks under Basel II, which was implemented on 1 January 2007 in the Financial Supervision Act. Under these guidelines, SNS Bank is allowed to use internally developed credit risk models. The results of internal calculations show that this new capital calculation method is fully appropriate for SNS Bank's moderate risk profile and will lead to lower required capital levels. This new method establishes a clear link between risks and the use of capital, further strengthening SNS Bank's risk management.

In 2007, existing credit risk management organisation of SNS Property Finance was brought fully in line with the existing organisation of SNS REAAL.

The acquisition of Regio Bank was finalised on 1 July 2007. Because the acquired loan portfolio of Regio Bank comprises exclusively mortgage-backed residential loans, the credit risk profile remained virtually unchanged.

The acquisition of AXA NL Combined, finalised on 5 September 2007, significantly increased the size of the fixed-income securities portfolio. While the credit risk increased in absolute terms, the risk profile of the

49 Composition loans and advances to clients (SNS Bank & REAAL Verzekeringen) 2007


4%
19%
77%
Mortgages
Property Finance
Other

50 Credit portfolio SNS Bank


1%
6%
4%
4%
1%
17%
67%
Retail mortgages
Property finance
Credit institutions
Other loans and advances to customers
Off balance
Investments
Derivatives

total portfolio remained at a moderate level because the distribution of the investments across various rating categories hardly changed.

Retail banking SNS Bank

SNS Bank manages credit risk by setting credit limits at client level and closely monitoring these limits. This is done centrally for retail and SME loans (< € 1 million). Acceptance is supported by credit scoring models. In addition, retail mortgages and SME loans are also managed at portfolio level with the Portfolio Management Process, which consists of three components: rating, monitoring and intervention. This process means that unwanted concentrations in the portfolio can be avoided.

The Loan to Foreclosure Value (LtFV) is a key risk indicator for managing the mortgage portfolio. The LtFV shows the level of collateralisation by calculating the outstanding loan as a percentage of the foreclosure value of the collateral. Diagram 51 sets out the distribution of the mortgage portfolio across the various LtFV categories, including securitised mortgages and mortgages subject to a NHG guarantee. This diagram shows that the majority of the non-securitised mortgages have a low LtFV or were provided subject to NHG guarantee.

In addition, the mortgage portfolio is also managed by means of the risk standards PD (Probability of Default), LGD (Loss Given Default) and EL (Expected Loss). PD is the probability that a client will default on his payments within one year. LGD is the expected loss, expressed as a percentage, after realisation of the collateral, that the bank would suffer if a client were to default. The EL is the product of the PD, the LGD and the amount outstanding.

51 Residential mortgages: residential property in the Netherlands - type of security and credit risk


35%
45%
12%
8%

- Mortgages < 75% of foreclosure value
- Mortgages ≥ 75% of foreclosure value
- Mortgages with National Mortgage Guarantee
- Securitised mortgages

52 Residential mortgages NL


Percentage or basispoints
25
20
15
10
5
0
'05J
A
J
O
'06J
A
J
O
'07J
A
J
O

- Expected loss (basispoints)
- Loss given default (percentage)
- Probability of default (percentage)

Thus, EL indicates the amount of the expected loss for each client. These standards are used to monitor the development of the credit risk in the mortgage portfolio. The SNS Price Risk Committee assesses the portfolio each month based on these standards and makes adjustments where necessary. The development of PD, LGD and EL is presented in the graph 53. This shows PD to be stable, which indicates that the creditworthiness of the borrowers is unchanged. LGD shows a downward trend, which reflects an improved collateral position. EL, being the product of PD, and LGD is also declining, showing that expected losses in the portfolio are decreasing.

SNS Property Finance

When providing property financing, the credit committees of SNS Property Finance uses acceptance standards and policy rules to evaluate and approve loan applications. These standards and rules include credit ratings obtained from internal rating models as well as the risk standards PD, LGD and EL. Furthermore, the portfolio is also managed based on the composition of the types of financing, such as short-term, long-term, lease, participation and land financing, with portfolio limits for each financing type. Graph 52 shows the development of the average PD, LGD and EL for SNS Property Finance for the past year. The graph shows a slight decrease of PD, while LGD has remained almost constant. As a result, EL has also decreased. This means that the creditworthiness of the debtors has improved slightly, and as a result the expected loan losses are decreasing.

SNS Property Finance has only limited exposure to the American property market, which is marked by sales stagnation and falling house prices. Of the total loan portfolio of € 11.6 billion as at year-end 2007, only 8% related to the US and Canada. Only two condominium

53 SNS Property Finance


Percentage or basispoints
100
90
80
70
60
50
40
30
20
10
0
Expected loss (basispoints)
Loss given default (percentage)
Probability of default (percentage)

projects in this region give cause for worry. The financing activities related to these condominium projects were thoroughly assessed. The result of this assessment is that these projects will be transformed to rental projects. The loan portfolio in the US and Canada is being monitored closely; SNS Property Finance's new local office in Washington DC, due open in early 2008, will help with this monitoring. SNS Property Finance aims to build further its local networks and expertise to selectively exploit opportunities in the North American property market.

Loan provisions

SNS Bank's Special Credit department becomes involved when a retail client defaults, or when there is good reason to expect that he will do so, to take stock of the debtor's situation. When a customer is in arrears in the repayment of his mortgage, Special Credit takes action after a period of ten days. Based on the behavioural scoring models, Special Credit gears the collection measures to the expected probability of loss for each particular client. If the clients continues to default, Special Credit will make a proposal for a provision.

For loans of less than € 1 million, Special Credit will make a proposal based on an automated calculation of the provision, subject to the period of default and the coverage shortfall. The coverage shortfall comprises the difference between the amount owed and the foreclosure value of the collateral. The provision will be enhanced proportionally to the period of arrears. For loans exceeding €1 million, Special Credit will make a proposal based on an individual, loan-by-loan assessment.

At SNS Property Finance, the default notice decision is made on the basis of established default indicators. In case of default, the Risk Management department draws up a settlement and restructuring plan and makes a proposal for the size of the provision to the Risk Committee, who make the final determination of the provision. In determining the size of the provision, defaults and the experience that credit losses might result from non-defaults is taken into consideration. Table 16 shows the distribution of SNS Bank's provisions.

The addition to the provisions showed a marked decrease in 2007, indicating an improvement of the quality of the loan portfolio in this regard. The loan provision as a percentage of the risk weighted assets of SNS Bank decreased from the 2006 value of 0.74% to 0.67%.

SNS Financial Markets

SNS Financial Markets (SFM) conducts money and capital market transactions with banking counterparties on behalf of the treasury and funding activities, including derivatives transactions aimed at hedging interest rate and currency risks. Because credit risks are connected to these derivative transactions, SFM only enters into transactions with counterparties who have at least an A- rating. SFM operates within counterparty limits established by SNS Bank's Risk Policy Committee, thus avoiding unwanted concentrations. In addition, SFM uses collateral systems (Credit Support Annexes) to further mitigate the credit risk.

Table 16: Development of provisions SNS Bank

	2007						Total	
	Mortgages		Property finance		Other			
	Specific	IBNR	Specific	IBNR	Specific	IBNR	2007	2006
Balance as at 1 January	54	5	46	5	83	17	210	167
Acquisition*	1	0	0	0	4	0	5	48
Withdrawal	(22)	0	(2)	0	(18)	0	(42)	(43)
Addition	40	0	27	0	11	0	78	95
Releases	(17)	(3)	(17)	(2)	0	(10)	(49)	(59)
Other changes	0	0	5	0	0	0	5	2
	56	2	59	3	80	7	207	210

*) *Acquisition refers to the purchase in 2007 of Regio Bank.*

Table 17 shows the distribution of the exposures on financial institutions by rating category. The entire portfolio has at least an A- rating and over 90% has an AA- rating or higher.

Table 17: Distribution of exposures SNS Bank

Rating	Total
AAA	34.5%
AA+	24.6%
AA	18.1%
AA-	12.7%
A+	4.6%
A	4.9%
A-	0.6%
Total	100.0%

REAAL Verzekeringen

REAAL Verzekeringen manages the credit risk of its fixed-interest portfolio by setting limits for the size of the exposures by rating category. These limits are defined by REAAL Verzekeringen's ALCO (ALM Committee) and laid down in mandates that determine the investment limits of the portfolio managers. Periodically, the Risk Management department checks the asset managers' policy. REAAL Verzekeringen's fixed-interest investment portfolios only have European and North American debtors; the single-debtor risk is mitigated by a system of exposure limits depending on the debtor's credit rating.

The following table shows an overview of the fixed-income investment mix (excluding mortgages) across the various rating categories at the balance sheet date. The 'no rating' category largely comprises savings connected to savings mortgages. Excluding these amounts connected to savings mortgages, 74% of the portfolio has an AA or higher rating and 53% has an AAA rating.

The fixed-income portfolio increased significantly during 2007 due to the acquisition of AXA NL Combined. Since the distribution of credit ratings in the AXA NL Combined portfolio closely matched that in the existing REAAL Verzekeringen portfolio , the total credit risk profile has not significantly changed, remaining moderate.

REAAL Verzekeringen and AXA NL Combined have investments in collateralised negotiable loans (CDOs and CLOs). This portfolio is less than 1% of the total investment portfolio for own account and risk. Over 50% of this portfolio has a credit rating of AA or higher. REAAL Verzekeringen, including AXA NL Combined, has not invested either directly or indirectly in the American subprime mortgage market. REAAL Verzekeringen has invested a limited amount of € 16 million in corporate and retail subprime mortgages outside the United States.

Table 18: Credit risk profile REAAL Verzekeringen

Rating	2007	%
AAA	5,793	38%
AA	2,337	15%
A	2,207	15%
BBB	641	4%
Below BBB	27	0%
No rating	4,166	28%
Eliminations	(24)	0%
Total	15,147	100%

REAAL Verzekeringen's Credit Committee manages loans provision to intermediaries by means of strict acceptance criteria and periodic checks.

Market risk

Market risk is the risk that changes in market prices will have a negative impact on the results and net asset value of SNS REAAL. SNS REAAL is exposed to market risks in the areas of interest rates, shares and currencies. SNS REAAL uses derivatives to hedge market risks: it uses instruments such as currency swaps, (foreign currency) interest rate swaps and (interest rate) options.

The group's total market risk profile is determined by the market risk of the bank book of SNS Bank, the market risk in SNS Bank's securities trading portfolio and REAAL Verzekeringen's market risk.

Key developments

In 2007, the interest rate curve flattened yet again; i.e. the difference between long-term and short-term interest rates decreased. Consequently, SNS Bank reduced its interest rate position in 2007, as it had done in 2006. The adjustment of the interest rate position led to an improvement of the ALM results compared to 2006.

REAAL Verzekeringen's equity risk in connection with the acquisition of AXA NL Combined was hedged in the period up to the conclusion of the transaction on 5 September 2007 with a so-called collar construction, which offered good protection against the widespread fall in equity markets in summer 2007. The collar construction was chosen in order to limit premium costs. The costs of a put option were financed by selling a call option on the same share index.

The equity risk profile including AXA NL Combined was significantly reduced after the conclusion of the transaction by selling shares and buying put options, both in relation to the possible further risks arising from the credit crisis and to preserve solvency after the acquisition. In September 2007, it was decided to sell € 250 million of AXA NL Combined's equity portfolio and to hedge another € 530 million against share price falls exceeding 10% using long-term put options. DBV hedged its entire equity portfolio against share price falls of over 15%, by means of a collar.

In order to reduce the interest rate risk arising from guarantees provided, REAAL Verzekeringen and Winterthur started hedging the guarantee risk in the company profit share portfolio. In 2007, three tranches of receiver swaptions were purchased, hedging approximately 50% of the company profit share portfolios.

Market risk bank book

The interest rate risk is the main market risk SNS Bank is exposed to. Interest rate risks arise due to the fact that SNS Bank's assets and liabilities have different interest rate sensitivities. When managing SNS Bank's interest rate position, assessments are made on a monthly basis to establish whether the risks fall within pre-set limits. In these assessments, SNS Bank measures, monitors and manages the interest rate risk based on duration, Value-at-Risk and Earnings-at-Risk.

The duration (interest rate sensitivity) of equity is the primary indicator for interest rate risk. The SNS REAAL ALCO sets a new bandwidth for this indicator each year, taking account of expected developments of the yield curve and the optimization of interest rate risk. The bandwidth for 2007 was set as a range from 0 to 8. The duration of equity amounted to nil at year-end 2007 (year-end 2006: 3.9). Due to the flat yield curve and the volatile market conditions, the company aimed for a neutral risk position, as set out in graph 54.

54 Duration shareholders' equity SNS Bank


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
-0.5
2006Q4
2007Q1
2007Q2
2007Q3
2007Q4

■ Duration Shareholders' equity SNS Bank

Value-at-Risk (VaR) is a 99% confidence level measure of the maximum loss due to changes, in interest rates, among other factors. At year-end 2006, the VaR was € 408 million. In line with the objective to achieve a neutral risk position, VaR decreased sharply during 2007, as shown in graph 55. The average VaR in 2007 was € 109 million, and VaR was € 26 million at year-end 2007. This equalled less than 1% of the fair value of shareholders' equity.

Earnings-at-Risk (EaR) measures the effect of changes in the market interest rates on profit based on a period of one year. EaR had a € 74 million limit in 2007 (10% of the 2007 interest income). On average, EaR was approximately € 45 million, with a maximum of € 67 million in December 2007. EaR remained within the limit for the year as a whole.

In addition to the duration of equity, Value-at-Risk and Earnings-at-Risk, the bank uses a gap profile as a risk management tool. The gap profile is used to determine which maturities in the gap profile need to be adjusted to the desired level using interest rate swaps. Hence, duration of equity and the gap profile are the main tools for managing the interest rate position of SNS Bank.

55 Value-at-Risk SNS Bank


€ millions
450
400
350
300
250
200
150
100
50
0
2006Q4
2007Q1
2007Q2
2007Q3
2007Q4

■ Value-at-Risk SNS Bank

56 Earnings-at-Risk SNS Bank


€ millions
80
70
60
50
40
30
20
10
0
2006Q4
2007Q1
2007Q2
2007Q3
2007Q4

■ Earnings-at-Risk SNS Bank

The sensitivity of the market value of SNS Bank's share-holders' equity and result are also measured using various scenarios. Table 19 sets out the sensitivity to a 1% interest rate fall and a 1% interest rate rise. Here, too, the reduced interest rate sensitivity of the fair value of share-holders' equity is evident.

Market risk SNS Bank's trading portfolio

As in 2006, little use was made in 2007 of the preset limits for the trading portfolio. The total limit in terms of Value-at-Risk (99% confidence level on a daily basis) for the trading portfolio was only € 4.1 million, reflecting the low risk profile of this activity. The bond portfolio related to the bank's trading activities increased by € 750 million in 2007. The stress test limit for the trading portfolio in 2007 was € 12.3 million; the stress test evaluates, the impact of worst case scenarios on the current portfolios.

Currency risks arising from SNS Bank's funding in foreign currencies are always hedged. Currency risks in USD, JPY and GBP in REAAL Verzekeringen's investments are hedged between 80% and 90%.

Market risk REAAL Verzekeringen

The market risk of REAAL Verzekeringen reflects the fact that in the event of changes in the financial markets, the changes in the value of investments (fixed-income investments, equities, property) do not match those of the liabilities. Changes in financial markets therefore impact the result and shareholders' equity of REAAL Verzekeringen.

Interest rate risk arising when fixed-income assets and liabilities are not fully matched is a significant component of REAAL Verzekeringen's market risk profile. Interest rate risk impacts the result and shareholders' equity in the event of fluctuating market rates. The main measurement and management tools for interest rate risk are duration, scenario and Value-at-Risk analyses.

For the 'for own account and risk' portfolio, of REAAL Verzekeringen including AXA and Winterthur, the financial market risks are managed through a Value-at-Risk (VaR) system. The size of this portfolio at year-end 2007 amounted to € 16.4 billion. For the own account and risk portfolio, REAAL Verzekeringen employs a risk tolerance of 40% of the fair value of shareholders' equity (€ 880 million). REAAL Verzekeringen optimises return within this risk framework. VaR was € 582 million at year-end 2007.

Equity and similar investments of REAAL Verzekeringen were valued at € 2.5 billion at year-end 2007 (2006: € 1.4 billion). These equity investments were spread over Europe, North America and the Far East. The equity exposure increased due to the integration of the AXA NL Combined portfolios.

The duration of shareholders' equity amounted to – 5.9 at year-end 2007 (year-end 2006: – 17.5). The addition of the AXA NL Combined portfolios resulted in a lower interest rate risk for REAAL Verzekeringen than in 2006 since the AXA NL Combined portfolio is largely matched and comprises products without profit-sharing (annuities and single premiums).

Scenario analyses are used periodically to test the impact of changes in market yields on the result and shareholders' equity, as table 20 shows. The fair value of shareholders' equity increases in the event of a 1% decrease in interest rates by € 30 million (2006: € 80 million) and decreases in the event of a 1% increase of the interest rates by € 120 million (2006: € 190 million).

Underwriting risk

Underwriting risk is the risk that the volume and timing of future cash outflows differ from expectations. The underwriting risk particularly concerns cash flows as a result of mortality, disability, non-life claims development or early surrender.

The underwriting portfolio has a moderate risk profile. In life and non-life insurance the focus is on retail and SME markets in the Netherlands. The portfolio contains a large number of relatively small policies, thus guaranteeing adequate diversification. REAAL Verzekeringen limits its underwriting risk using systems for product development, acceptance and provisioning. Any risks that are accepted that do not meet the criteria or risks that exceed preset limits – if accepted – are transferred to a reinsurance company.

Key developments

After the acquisition of AXA NL Combined in 2007, it was decided to combine the purchase of the reinsurance

Table 19: Interest rate sensitivity SNS Bank

In € millions	Fair value shareholders' equity		Result		Shareholders' equity	
	2007	2006	2007	2006	2007	2006
Interest rate + 1%	13	(95)	42	(14)	(118)	(77)
Interest rate – 1%	(8)	98	(42)	14	118	77

programme for 2008 for REAAL Verzekeringen (including Proteq) and AXA NL Combined where possible. The main reasons for opting for a combined programme were economies of scale and loss of reinsurance cover from the AXA Group. During the full year 2007, separate reinsurance programmes were still in force for REAAL Verzekeringen (including Proteq) and AXA NL Combined.

REAAL Verzekeringen has made significant progress in 2007 towards further development of the economic capital model for underwriting risks. The economic capital model has been included for the first time in the determination of the adequacy test for life. Also, REAAL Verzekeringen participated in the third quantitative impact study (QIS3) in the context of Solvency II, which took place between April and June. This determined the financial impact on and the feasibility of implementing the new regulations for REAAL Verzekeringen. More information can be found in the section Solvency II on page 82. In 2008, the economic capital models of REAAL Verzekeringen and AXA NL Combined will be aligned and integrated.

Management life insurance portfolio
A life insurance policy entitles the policyholder to death benefits and/or a benefit payable on the maturity date of the policy. The technical provisions for the life portfolios amount to € 23 billion, including the AXA NL Combined portfolios. Developments in the insurance risks relating to mortality, costs and early surrender (the policyholder terminates the policy before the end date of the insurance) are assessed annually. The results are used for setting prices and acceptance conditions for new life insurance contracts and for the valuation of the insurance portfolio, which is expressed in the 'embedded value'. At reporting dates, the adequacy of the technical provision is tested using an adequacy test. This test is in compliance with IFRS reporting requirements and the guidelines of the Dutch Central Bank. The test includes the requirement that the minimum provision meets at least the redemption value. The adequacy test as at 31 December 2007 showed a significant surplus value, including the AXA NL Combined portfolios, indicating that the technical provisions are amply sufficient.

Management non-life insurance portfolio
The focus on the retail and SME markets has resulted in a portfolio characterised both by diversification across various segments and sub-segments and by homogeneity of the insured risks, leading to a relatively stable insurance result. The technical provisions for the non-life portfolios as at year-end 2007 amounted to € 1.6 billion, including the AXA NL Combined portfolios. The IBNR provision (provision for incurred but not reported claims and run-offs on reported claims) is determined quarterly, based on the latest analysis of run-off figures from our own portfolio. In addition, each half year, a liability adequacy test is carried out on the non-life technical provisions, which consist of reported cases and IBNR provisions. The adequacy test as at 31 December 2007 indicated that the non-life provisions are easily sufficient.

Reinsurance policy
The reinsurance policy provides protection against insurance risks connected to the life and non-life portfolios. In this case, the losses resulting from catastrophes are limited to levels that correspond with the risk profile. The reinsurance policy is determined based on risk analysis for the various portfolios, the size of the portfolios, the nature of the insurance risks, the results, the risk appetite and the financial strength of the company.

Liquidity risk

Liquidity risk is the risk that not sufficient funding and liquidity is available to meet the short term financial obligations. SNS REAAL manages its exposure to this risk to the extent that the group has sufficient reserves at its disposal and as a result has always remained able to meet its financial obligations.

SNS Bank is the largest borrower within SNS REAAL. The bank has a broad investor base, an extensive range of financing instruments and ample access to the international money and capital markets. SNS Bank does not hold investments in sub-prime mortgages, conduits of ABCP products (Asset Backed Commercial Papers), in line with SNS Bank's risk profile.

Table 20: Interest rate sensitivity fair value shareholders' equity REAAL Verzekeringen

In € millions	Interest rate +1%		Interest rate -1%	
	2007	2006	2007	2006
Assets	(690)	(400)	800	480
Technical provisions insurance operations	630	450	(830)	(640)
ther liabilities	90	30	(90)	(30)
Shareholders' equity	30	80	(120)	(190)

Key developments

In the first half of 2007, the maturity of the realised funding was long in terms of the liquidity profile. In this context, SNS Bank benefited from historically low credit spreads. However SNS Bank was adversely impacted by the subprime crisis in the financial markets in the second half of 2007; even though SNS Bank does not hold any investments based on subprime mortgages, it was hampered because many of its usual funding sources were not available at normal spread levels and volumes. In the face of this challenge, the prudent liquidity policy and contingency planning functioned excellently; SNS Bank managed to raise efficient funding through other channels, and also made use of its ample liquidity buffers.

In anticipation of the acquisition of AXA NL Combined, SNS REAAL had adequate raised funding on a timely basis before the onset of the credit crisis. Thus the turbulent market conditions did not impact the acquisition.

In 2007, SNS Bank performed two securitisations under the Hermes programme; Hermes XIII for an amount of € 2.8 billion and an on-balance securitisation, Hermes XIV, for an amount of € 2 billion in order to use this as collateral with the Dutch Central Bank. In June SNS Bank carried out a securitisation, including only mortgages bearing an NHG guarantee, Pearl II, for an amount of € 800 million. Additionally, the mix of retail and wholesale funding improved due to the takeover of Regio Bank. Moreover, in the autumn of 2007, SNS Bank held a successful deposit campaign, raising almost € 2 billion in retail funding with a duration of at least one year. The joint effect of these transactions caused an improvement of SNS Bank's liquidity position and an expansion of the share of retail funding to 42% at year-end 2007 (2006: 36%). SNS Bank's strongly improved liquidity position enables the bank to continue its normal business operations under normal market conditions until the end of 2008 without turning to the capital market.

Figure 57 shows that in spite of difficult market conditions, SNS Bank was able to maintain a strong liquidity position.

In February 2008, SNS Bank carried out a securitisation of mortgage loans backed by NHG guarantees (PEARL III), raising the available liquidity by € 400 million. Furthermore, SNS Bank has prepared a € 15 billion Covered Bond programme to improve its liquidity position. In the first two months of 2008, a second savings deposit campaign was started, once again raising over € 2 billion in new savings with a duration of at least one year.

See the risk section on page 171 in the Financial Statements for a qualitative and quantitative description of liquidity risks and the Funding and credit ratings section on page 84 for more information on funding.

Strategic risks

Strategic risks concern the risks that objectives are not achieved due to lack of response or inadequate response to changes in the environment. This may relate to for example, inadequate anticipation of reduced demand for core products, increasing competition or changes to regulations.

SNS REAAL lays down its strategy in a long-term plan. This strategy is reviewed annually and the strategic risks are highlighted by means of a strategic risk analysis. See the section Mission, activities, strategy and objectives, which contains an extensive SWOT analysis. Execution of the strategy is closely monitored. The execution in 2007 is discussed in the Strategy update section.

Operational risks

Operational risks concern the risks that strategic objectives cannot be achieved due to unpredictability of performance, unpredictability of information or due to unforeseen losses as a result of fraud, inadequate internal procedures, external events, systems or security.

Losses due to operational risks are unavoidable. SNS REAAL has insured many types of foreseeable losses due to operational risks with third parties to a reasonable amount. As a buffer for uninsured (unforeseen) losses, SNS REAAL's banking operations have the statutory capital requirement for operational risk. SNS Bank bases this capital requirement on the standardised approach according to Basel II, resulting in a capital requirement for each banking core activity. At year-end 2007, SNS Bank held a total capital requirement for operational risk of € 129 million (year-end 2006: € 98 million). SNS Bank periodically tests the actual adequacy of the capital requirement using economic capital calculation models, scenario analyses and stress tests. The company also continues to work on measuring sources of non-financial risks in order to define 'predictive values' in the form of relevant key indicators for each process chain. The largest reported uninsured direct loss was less than € 1 million.

In 2007, the policy for managing operational risk was strengthened, so that various risks, including fraud risks, outsourcing risks, reporting and continuity risks are hedged more directly and more coherently. The management of the operational risk is aimed not only at preventing direct financial losses; operational

37 Development liquidity position SNS Bank


€ millions
10,000
8,000
6,000
4,000
2,000
0
Dec-2006
Jun-2007
Dec-2007
Liquid assets
Cash

risk also arises when, for example, due to unforeseen demand, sales far exceeded the ability of the systems and personnel to process them. In order to mitigate against risks of this type, SNS REAAL focuses its policy on controlling its business operations by having well-organised procedures in place, which result in reliable and high-quality process chains. A high degree of 'straight-through processing', which SNS REAAL has achieved for its main business units, is consistent with that goal. By successfully managing operational risks, the chains result in maximally predictable performance, reliable information and fewer unforeseen losses, enabling the organisation to achieve the intended (strategic) objectives in a timely and cost-efficient manner.

SNS REAAL acknowledges that systems and procedures cannot prevent the risks of extremely serious disruptionsand errors due to exceptional circumstances (catastrophes). For this reason, the company is constantly on the alert for sudden catastrophes. All business units, coordinated by the Business Continuity Management department, frequently test their continuity plans. Furthermore, SNS REAAL has developed a coherent system of tools for managing the sources of operational risk as well as possible in a broad context (see box).

Integrity risk

Integrity risk is the risk that rules governing integrity in conduct, internal standards and regulations, the duty of care and legislation and regulations are not adequately observed. Integrity risks can result in direct losses, including as a result of claims and penalties, and in consequential loss, such as reputation damage or losses due to fraud and bad debts. In many cases, these are foreseeable losses which are insured up to a reasonable amount or for which provisions have been formed on the balance sheet, such as the provision for bad debts.

38 Main principles for managing operational risk:

1 Put the responsibility for managing operational risk as close to the processes as possible (i.e. with line management).
2 Use uniform and unambiguous management objectives for the design and organisation of new procedures and in the assessment of the risks of existing process chains.
3 Lay down operational procedures, risk management procedures and their organisation in writing.
4 When major changes are being implemented, allocate (new) tasks and roles directly to those responsible.
5 Perform risk analyses periodically and after major changes.
6 Allocate improvement measures to avoid unacceptable risks directly to those responsible, and monitor progress.
7 Formulate measures to better manage inherent operational risks which the organisation faces during the normal course of business or cannot avoid.
8 Have the line management formally adopt the risks that remain after actions and after management measures as residual risk.
9 In each process chain, implement 'controls' for reliable information and 'indicators' for performance and risks in order to obtain adequate insight into the nature and the amounts of non-financial risks and the effectiveness of the control measures taken.
10 Record all the details of incidents resulting in actual or averted losses and test the details against the outcomes of the risk assessments. Learn from incidents and errors.
11 Be alert to unforeseeable serious disruptions and errors (catastrophes). Regularly test the continuity plans, in order to be as well prepared as possible for catastrophes.
12 Maintain a capital buffer for losses due to unforeseen catastrophes and test their adequacy periodically using economic capital calculation models, scenario analyses and stress tests.

Since human error cannot be eradicated, in 2007, SNS REAAL created a graduated scale of the human errors that could result in non-financial risks. Frequently occurring 'clerical errors' with limited impact are dealt with as far as possible by process improvement or automation in accordance with the operational risk management policy, or by means of procedures and process descriptions. Losses and disruptions due to unacceptable behaviour or incorrect weighing of interests by employees and managers are countered by integrity risk management policies. Additionally, in order to prevent (near) losses due to intentional malicious behaviour (or internal or external fraud), the fraud policy has been improved further during 2007.

In order to control the integrity risks, SNS REAAL has in place a policy aimed at preventing unacceptable behaviour ensuing from incorrect judgments by an employee or director in his relations with interested parties. In its management of integrity risks, SNS REAAL distinguishes four pillars of integrity: of employees, of products and services, of clients, and of alliances.

Controlling integrity risks is largely related to working methods and the SNS REAAL company culture.
The desired and minimally required working methods that are in keeping with our company culture has been laid down for each of the four pillars in an integrity framework. All SNS REAAL employees work to this framework and can check their own decisions and responsibilities against it. The framework comprises the norms and values of SNS REAAL, social norms and values and legal norms and values (for example in the areas of monitoring securities-related conduct, operational integrity and client due diligence). See the Sustainability section for more information on integrity.

In order to enable employees to operate ethically within the set parameters, SNS REAAL aims for transparency in policy, processes and procedures. This approach is part of the business control framework, as set out in the Corporate governance section.

Capital management

The capital management of SNS REAAL is aimed at maintaining a solid single A-rating with the rating agencies, by which this functions as the key risk metric. In addition, capital management contributes to an increasing extent to systematic analysis and improvement of our operations.

In order to maintain the single A-rating SNS REAAL requires a minimum capital, enabling SNS REAAL to absorb unexpected losses in exceptional bad circumstances. This is called the economic capital. The economic capital serves as a basis for the calculation of the Risk Adjusted Return on Capital and in the near future economic capital will be used for evaluating the results of the business units of SNS REAAL.

Objectives and standards framework

SNS REAAL's capitalisation policy focuses on the optimisation of the capital structure so that it contributes to the realisation of the group's strategic goals. At the same time, SNS REAAL also seeks to maintain a healthy balance between the amount of capital and the risks that it runs. The IPO in 2006 has increased the company's strategic flexibility. This has enabled SNS REAAL to better attract additional shareholders' equity. This was exemplified by the successful share issue in 2007 in connection with the AXA NL Combined acquisition.

The restrictions set by the Dutch Central Bank, European regulations, rating agencies and internal requirements regarding capital adequacy are taken into account in determining the capital structure. See table 21.

SNS REAAL applies a 115% ceiling for its double leverage. This target limits the degree to which debt raised by the group can be reallocated to subsidiaries as shareholders' equity. Double leverage rose from 107.8% at year-end 2007 to 116.3% at year-end 2007. Due to the dividend policy of the associated companies and subsidiaries, SNS REAAL anticipates that the double leverage will reduce to below the desired maximum level of 115% in early 2008.

Key developments

The acquisition of AXA NL Combined has brought about a major shift in the group's capital structure. To partly fund this acquisition, SNS REAAL issued new shares generating gross proceeds of € 350 million. Another part of the purchase price was funded by the surplus solvency capital of REAAL Verzekeringen and SNS REAAL. This led to a more efficient solvency ratio and capital mix. Furthermore, SNS REAAL issued hybrid capital of € 350 million, also in connection with this acquisition. SNS REAAL aims for solvency standards as outlined in table 21.

In 2007, pursuant to the Basel II regulations, so-called parallel reports were initiated in which SNS Bank's solvency under Basel II is calculated in anticipation of the definitive effective date of Basel II on 1 January 2008. This has the following consequences:

- Under the calculation methodology of Basel II, Pillar 1, SNS Bank's BIS ratio at year-end 2007 amounts to 17.2% based on preliminary calculations as opposed to 11.5% under Basel I. This includes the risk types credit risk, market risk of trading portfolios and operational risk, and applies the IRB method for the credit risk for retail mortgages. The increase of the BIS ratio shows that the application of Basel II risk measurement results in a decrease of the risk-weighted assets. As a result, solvency ratios increase at a stable capital level.
- As of 1 January 2008, the solvency ratios of SNS Bank will rise due to Basel II. Due to the fact that the Basel II capital requirements are lower than the capital requirements under Basel I and considering the present outcome of the dialogue with DNB, the bank will be able to free up capital of approximately € 250

Table 21: Solvency standards

Entity	Standard	Internal target	Realisation
SNS REAAL	Double leverage	< 115%	116.3%
REAAL Verzekeringen	Present vs. required capital Life	> 150%	272%
	Present vs. required capital Life	> 200%	255%
SNS Bank	BIS ratio	> 11%	11.5%
	Tier 1 ratio	> 8%	8.4%
	Core capital ratio	> 6%	6.5%

million (from 1 January 2008 the capital requ-
is set at 90% of the risk-weighted assets under Basel I).

The second pillar of the new Basel II Capital Accord concerns the process by which banks and investment firms assess the adequacy of their internal capital (the so-called Internal Capital Adequacy Assessment Process or ICAAP) and the assessment of that process by the Supervisory Authority (the so-called Supervisory Review and Evaluation Process or SREP). The regulatory capital (ICAAP capital) determined by SNS Bank follows from the ICAAP. The ICAAP capital is the outcome of the internal capital calculation of SNS Bank for all risks that are relevant for SNS Bank based on the internal rating target, taking into account diversification effects. The SREP capital is determined by discussions between the Dutch Central Bank and SNS Bank and reflects the desired capital from a regulatory perspective. The SREP capital is the ICAAP capital rescaled to a confidence level of 99.90%, which can be increased by the supervisory authority with a prudential surcharge.

Framework for capital management

In assessing capital adequacy, SNS REAAL takes into account the economic risks of its underlying activities. These are assessed using economic capital and stress tests. The capitalisation is aimed at maintaining the single A credit rating. SNS REAAL's capital management comprises the following main activities: determining the required economic capital, performing stress tests on the capital adequacy and a qualitative capital adequacy assessment.

Required economic capital

SNS REAAL uses economic capital in as far as possible to gear the management of the company and the business units towards value creation. To this end, the economic capital must first be calculated as precisely as possible, without incorporating a margin of conservatism in the estimate of the components of the economic capital formulas and the economic capital calculations themselves. The (unadjusted) economic capital from this initial calculation provides a basis for value creation and performance management. The capital adequacy assessment adjusts this economic capital by taking into account uncertainties in the economic capital formulae by adding separate surcharges to the unadjusted economic capital.

A confidence interval of 99.96% is used in determining the economic capital, calibrated to the default probability of a company with a double A rating. In the calculation of economic capital, diversification effects, between both risk categories and product groups, are taken into account. These diversification effects occur because all risks do not manifest themselves simultaneously. In the calculation of the stand-alone economic capital of both SNS Bank and REAAL Verzekeringen, diversification between the banking and insurance operations is not taken into account; the capital adequacy of the economic capital of the banking and of the insurance operations is assessed separately.

Graph 59 compares the required economic capital with the required regulatory capital and the existing regulatory capital. SNS REAAL is constantly working to improve its internal economic capital models. These figures provide an indication of the risk profile and thus also of the economic capital of SNS REAAL.

Graph 59 shows that SNS Bank needs to maintain less capital according to the internal models than according to the Basel I capital requirements. It is also clear that after the acquisition of AXA NL Combined, REAAL Verzekeringen is well capitalised according to internal models.

Stress tests

A stress test analysis is performed annually in order to assess how well SNS Bank would endure stress scenarios. The stress test for SNS Bank, which was carried out again in 2007, showed that the losses under various stress scenarios covering all relevant risk categories, could be offset within the existing regulatory capital of €3.5 billion.

In the stress test, a liquidity scenario, a recession scenario and a system stress scenario were tested. The liquidity risk was based on a scenario of rapid

59 Available versus required capital 2007


€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

deterioration in access to the money and capital markets, and a lowering of SNS Bank's credit rating by two notches by the rating agencies. The recession and system stress scenarios also take into account an immediate abolition of mortgage interest tax relief. The most severe scenario, namely the system stress scenario combined with the immediate abolition of mortgage interest tax relief, comprised a fall in long-term interest rates to 3%, a 25% fall in share prices, a decrease in economic growth, a sharp increase of credit spreads and a severe fall in house prices. For the market risk, the losses are expressed in loss of market value during a one-year period. For the credit risk, a three-year horizon was chosen because the impact of negative scenarios for this risk type would be delayed. These losses were added up with losses associated with strategic and operational risks, not taking diversification effects into account.

Qualitative assessment capital management
In its capital management process, SNS REAAL prepares operational plans each year with a three-year horizon. A capital management plan is then prepared that covers the same period, in which the capital requirements and their fulfilment are set such that SNS REAAL can satisfy the internal and external standards. Instruments to lower the risk-weighted assets and to increase the available capital are used for capital management. SNS Bank's and REAAL Verzekeringen's capital is a combination of various types of capital, with the emphasis on shareholders' equity. Different bandwidths are applied for each entity for the other classes of capital. SNS REAAL capitalises its subsidiaries in accordance with the internal and external solvency standards. A possible capital surplus can thus be efficiently managed within the group as was demonstrated by the acquisition of AXA NL Combined in 2007.

Each month, SNS Bank prepares a twelve-month rolling forecast for its capital requirements. The monitoring process makes it possible to take additional measures if necessary, such as securitisation or raising subordinated loans. For more information about access to the money and capital markets, see the section on Funding and credit ratings. The qualitative assessment of the capital management comprises a comparison of the required economic capital and the existing capital including all permitted sources of capital, which consist of equity, subordinated loans and hybrid forms of capital. The calculation of the existing capital, takes account of all restrictions required by regulators and rating agencies with regard to the composition of the sources of capital.

SNS REAAL's senior management assesses the results of economic capital calculations, the requirements of regulators and rating agencies, the outcomes of stress tests and capital planning. Based on these assessments, management decides whether additional measures are needed. In terms of the abovementioned standards, SNS REAAL is adequately capitalised.

The assessment of the capital adequacy comprises the following:

- The economic capital is calculated and reported to the ALCO Group and the Management Board of SNS Bank on a quarterly basis.
- The capital requirements, derived from stress tests, are compared with the existing regulatory capital on an annual basis.
- The results of the stress tests are compared to the required economic capital on an annual basis.

Figure 60 shows the risk profile of the group based on a breakdown of the required economic capital (EKAP) per risk type.

Two particular features of the risk distribution in the total economic capital stand out from these charts. First the market risk share of SNS REAAL is relatively limited, and second, the natural hedge between the interest rate positions of SNS Bank and REAAL Verzekeringen decreased in 2007 as SNS Bank managed to reduce its interest rate risk to nearly zero.

The limited share of the market risk for SNS RAAL is related to the following factors:

- After the acquisition, AXA NL Combined's equity portfolio was reduced by € 250 million.

60 Economic capital to the type of risk SNS REAAL


5%
3%
26%
7%
23%
17%
19%
Market risk
Credit risk SNS REAAL (excluding SNS Property Finance)
Credit risk SNS Property Finance
Strategic risk
Operational risk
Insurance risk life
Insurance risk non-life

61 Economic capital to the type of risk REAAL Verzekeringen (year-end 2007)



14%
11%
7%
10%
30%
15%
9%
4%

- Market risk (interest)
- Market risk (shares)
- Market risk (other)
- Credit risk
- Strategic risk
- Operational risk
- Insurance risk Life
- Insurance risk Non-Life

62 Economic capital to the type of risk SNS Bank (year-end 2007)



5%
8%
25%
26%
36%

- Market risk
- Credit risk Retail Banking
- Credit risk Property Finance
- Strategic risk
- Operational risk

- The equity portfolios of REAAL Verzekeringen and AXA NL Combined were hedged against value decreases.
- AXA NL Combined's interest rate position is relatively small compared to the portfolio of REAAL Verzekeringen. This is also noticeable in the share of 'market risk interest rate' in the distribution of risks at REAAL Verzekeringen.
- SNS Bank's interest rate position was reduced further in 2007, which is also noticeable in SNS Bank's risk distribution.

Value creation

One of SNS Bank's financial objectives is economic value creation. To this end, the bank's activities should produce sufficient returns given the accompanying risks. Therefore, SNS Bank is increasingly assessing its activities on the basis of economic results and economic capital, using the risk adjusted performance indicators Risk Adjusted Return on Economic Capital (RAROC) and Economic Value Added (EVA). The economic capital calculations allow the determination of how much risk a client, portfolio or product group entails. Given the capital structure of SNS Bank and the yield requirements of the providers of capital, SNS Bank can thus determine the required return. These calculations are used in SNS Bank's pricing policies, portfolio management and performance measurement.

Since REAAL Verzekeringen enters into many long-term contracts for its life products, being able to adequately estimate the value created by product sales in advance is crucial. To achieve this, REAAL Verzekeringen has taken a number of measures. The actuarial department Pricing first tests each new product for profitability, which is assessed in terms of value and in terms of impact on the income statement. Decisions on actually marketing the product, special deals or contracts with sales organisations are taken by the Pricing Advisory Committee, on which the responsible members of the board sit, partly based on the input and advice of this department.

The value realisation is checked afterwards with embedded value calculations. In this context, the Value of New Business calculated on a 'best estimate' basis is assessed as well as the value of the total life insurance portfolio (Value in Force). The outcomes of these reports are discussed by the REAAL Verzekeringen Management Board and any necessary actions are initiated by them accordingly.

In 2007, REAAL Verzekeringen developed a new method for evaluating business cases and product introductions in order to improve the assessments of new production. The first results are expected in the course of 2008.

Preparations for Solvency II

In July 2007, the European Commission published the draft directive for Solvency II regulations. The contents of this document are generally based on the various advisory documents drafted by CEIOPS (Committee of European Insurance and Occupational Pensions Supervisors) for the Solvency II regulations. This draft directive largely defines the outlines of the Solvency II supervisory framework. Solvency II will set out solvency requirements that are more closely matched to the actual risks facing insurers and will be fully integrated into the business operations of insurers. Another major aspect of Solvency II is that the valuation of investments and liabilities is based on market value. Solvency II is expected to be finally introduced in around 2012.

In 2007, further progress has been made in calibrating the solvency models by means of a sector-wide introduction of the third quantitative impact study QIS3, which took place between April and June. REAAL Verzekeringen participated in this third impact study and subscribes to the risk approach of Solvency II. REAAL Verzekeringen already uses the market value approach for asset and liability management.

In 2007, REAAL Verzekeringen performed an initial review to determine the possible scope of the actions needed to prepare for the introduction of Solvency II. The conclusion was that REAAL Verzekeringen already meets many of the elements of Solvency II, in particular since market value is already a strategic objective, an economic capital model is already being used and because the results of the Control Programme are being exploited. REAAL Verzekeringen will participate in the next quantitative impact study QIS4, which is planned for spring 2008.

Funding and credit ratings

The goal of the capital market funding activities is to finance and capitalise the bank at the lowest economic cost while limiting the level of risk. During the liquidity crisis in the second half of 2007, SNS REAAL managed to maintain its liquidity and funding at relatively attractive conditions.

Liquidity is a vital precondition for the successful operation of SNS REAAL and SNS Bank. Our public funding strategy is aimed at funding the growth of SNS REAAL and SNS Bank at competitive levels. This strategy rests on two pillars. The first pillar is securing adequate liquidity in a timely fashion, avoiding the risk that at a late stage (considerable) funding must be obtained at unfavourable terms. The second pillar is diversification, in terms of funding instruments, type of investor and geographic area. By diversifying its funding instruments, SNS Bank can opt for the most suitable instrument in various market conditions, depending on its capital requirements.

Key developments

SNS Bank has maintained its liquidity well. SNS Bank's cash position at year-end 2007 amounted to € 3.0 billion. In addition, SNS Bank had € 5.7 billion in negotiable securities or securities that qualify as eligible assets at the Dutch Central Bank (DNB). In total, the liquidity position thus amounted to € 8.7 billion. During the liquidity crisis, SNS Bank proved to be able to adapt quickly to new market conditions. In a brief space of time, SNS Bank marketed the highly successful retail Keuzedeposito, a savings deposit with a minimum one-year maturity, which generated a net increase of € 1.8 billion. This helped us to finance over 56% of the retail loans with savings as at the end of 2007. In 2007, we were able to raise 42% of total funding through the retail channel.

SNS Bank managed to secure public funding in the capital market in good time due to a good selection of funding instruments. The funding position has been secured until the end of 2008 without any need for additional capital

63 Composition funding instruments



7%
(2006: 11%)
16%
(2006: 15%)
12%
(2006: 14%)
21%
(2006: 19%)
42%
(2006: 36%)
2%
(2006: 5%)
Medium term notes
Retailfunding
Credit institutions
Securitisation
Benchmark Bonds
Other

64 MTN funding to the type of investor



9%
3%
19%
16%
13%
40%
Asset Manager
Bank
Insurance
Investment Fund
Institutional
Other

65 Regional distribution MTN Funding



10%
7%
2%
2%
6%
7%
8%
5%
7%
4%
42%
Other
Benelux
Scandinavia
Asia
Switserland/Austria
Hong Kong
Italy/Spain
France
Canada/US
UK
Germany

Table 22: Funding transactions in 2007

Funding	Size	Issue date
Non-subordinated senior loan	5-year floating rate note € 1,250 million	February 2007
Securitisation through Hermes	Hermes XIII € 2,800 million.	March 2007
Securitisation through Pearl (NHG-mortgages)	Pearl II € 800 million	June 2007

market transactions. A Covered Bond programme was developed in 2007 that is expected to offer good opportunities for raising funding in 2008.

Liquidity

In the second half of 2007, liquidity became a hot topic for all banks in the wake of the problems in the American subprime mortgage market. We define liquidity as the degree to which the company can meet its short-term payment obligations. A number of mortgage banks in the United States had provided residential mortgages to customers whose repayment capacity was doubtful. The banks repackaged these loans, divided them into various tranches and sold them to investors around the world. The repackaged mortgages found their way into 'conduits' and Structured Investment Vehicles (SIVs), in the form of so-called Asset-Backed Securities. SIVs are special investment firms, often formed by banks, which mainly invest in ABS and which are financed by short-term loans. When the number of bankruptcies increased due to higher interest rates and house prices began to fall as a result, the SIVs could no longer attract funding, as the lenders considered the creditworthiness of their ABS products too low. This created a lack-of-confidence crisis between banks, and strongly reduced their willingness to lend each other money. This liquidity crisis, commonly referred to in the media as the 'credit crunch', resulted in strongly increasing credit spreads, a deteriorating issue climate, huge losses for a large number of commercial and investment banks, and downgrades by rating agencies.

During the liquidity crisis, SNS Bank's involvement in money market programmes has been very limited. Liquidity in this market virtually disappeared, but due to our funding strategy in the first six months of 2007, which had focused on diversifying our short-term funding, its impact on us was very limited indeed. In view of the uncertainty in the international money and capital markets, many parties wished to place their surplus cash resources closer to home, with familiar institutions. By actively marketing to these parties and by exploiting its network, SNS Bank succeeded in generating a large part of its funding in the fast-growing deposit market. Additionally, funding through SNS Bank's Keuzedeposito in the retail market was very successful. From its introduction in July until year-end 2007, this product raised a total of approximately € 1.8 billion from the retail market.

Liquidity risk management

Due to good diversification of the maturities across markets and currencies, SNS Bank has a low liquidity risk profile. Rating agencies acknowledge this quality of SNS Bank in their reports. Although no one could have predicted the market conditions that emerged in the second half of 2007, SNS Bank's liquidity policy has been proven to be robust and appropriate in the face of this crisis.

The Risk Management Department creates stress scenarios in collaboration with SNS Financial Markets. In the Treasury and ALM meetings, the scenarios and outcomes are frequently tested and assessed.

Funding instruments

Notes and 'Schuldscheine'

SNS REAAL raised its Euro Medium-Term Note programme (EMTN) by € 1 billion to € 2 billion in 2007 due to the increased funding requirements resulting from the acquisition of AXA NL Combined. Also as a result to this acquisition, SNS REAAL issued a perpetually subordinated loan of € 350 million. The SNS REAAL Tier 1 transaction was effected just before access to the capital market became much more difficult. At year-end 2007, approximately € 1.1 billion was outstanding under the EMTN programme.

In 2007, SNS Bank raised its EMTN programme from € 20 billion to € 25 billion in order to be able to provide for the funding needs of SNS Property Finance. The EMTN programme serves as a framework for issuing both private loans and public loans. At year-end 2007, approximately € 19.8 billion was outstanding under the EMTN programme.

SNS Bank placed private loans totalling € 2.4 billion in 2007. In addition, a € 1.25 billion public loan in the form of a floating rate note with a duration of five years was issued under the EMTN programme. SNS Bank did not issue any subordinated loans in 2007. However, SNS REAAL provided a € 100 million Tier 1 perpetual loan to the bank with a call after ten years. Additionally,

SNS REAAL provided two Lower Tier 2 loans of € 50 million each to SNS Bank. These loans have a maturity of 10 years.

The Australian $A 3 billion MTN programme was not used in 2007. Over the past three years, SNS Bank has effected three issues, one of which was a subordinated issue. Given the deteriorating capital market conditions, we did not enter this market this year. However, we will continue to monitor market conditions in Australia and Asia in the next few years, as we expect increasing interest and participation by investors from this region and anticipate a return to these markets. At year-end 2007, a total of $A 1.23 billion was outstanding under this programme.

As in 2006, SNS Bank was active in the Schuldscheine market in 2007. Schuldscheine are subordinated loans under German law that mainly find their way to German investors. In 2007, a total of € 206 million was issued in this market. At year-end 2007, approximately € 2.1 billion was outstanding in the Schuldscheine market.

Securitisation of mortgages
Securitising mortgages is a substantial part of SNS Bank's funding mix. In 2007, two transactions were effected under the Hermes programme with mortgage loans as collateral. The first transaction, Hermes XIII, had a volume of € 2.8 billion, the largest in Hermes' history. The second transaction, Hermes XIV, in the amount of € 2.0 billion was not placed with third parties and qualifies almost completely as eligible assets at DNB. Moreover, SNS Bank has carried out a second, so-called NHG securitisation, including only mortgages bearing an NHG guarantee. The maturity of this transaction, named Pearl II, is seven years and has a volume of € 800 million. Pearl II has a relatively low credit spread compared to alternative funding opportunities. At year-end 2007, a total of approximately € 15.9 billion in cash securitisations was outstanding. In the current environment, securitised mortgages offer insufficient possibilities as the risk level is deemed to be too high. As a result, SNS REAAL has developed a 'covered bond' programme.

Covered Bonds
The covered bond programme is one of SNS Bank's new instruments to expand its funding options. This programme, which was finalised in November 2007, opens up a new source of investors. It was given an AAA-rating by Moody's, S&P and Fitch. The term 'covered bond' refers to a special type of bond that offers double security to the bondholders. The first security for the investors concerns the solvency of SNS Bank as a financial institution, while the second security consists of a delineated portfolio of retail mortgages provided by SNS Bank. A covered bond programme with its accompanying documentation is very similar to a securitisation.

Benchmark bonds
Issues of liquid benchmark bonds contribute to the broadening of the investor base. These benchmark bonds can be actively traded on the European exchanges. SNS Bank's policy enables investors to adjust the maturity of their portfolio to the credit curve of SNS Bank. Liquid bonds are also an attractive way for institutional investors to invest in an SNS Bank bond.

In early 2007, SNS Bank issued a € 1.25 billion benchmark floating rate note with a maturity in five years. After this public transaction, the market deteriorated due to the liquidity crisis, and no new transactions were effected.

Table 23: Benchmark bonds outstanding at year-end 2007

Funding	Issue date
$ 1 billion floating rate note	June 2008
$ 1.25 billion floating rate note	October 2009
€ 1 billion fixed rate 6.125 %	April 2010
$ 800 million floating rate note	October 2011
$ 1.25 billion floating rate note	February 2012
€ 500 million fixed rate 5.625%	June 2012
€ 900 million fixed rate 4.625%	February 2014

Commercial Paper
SNS Bank has two commercial paper programmes – a European and a French programme – each with a maximum size of € 4 billion. Commercial papers programmes have maturities of one to twelve months; their short-term nature means they offer flexibility for realising the funding required at any particular time. In 2007, limited use was made of these instruments.

Credit spreads
Due to the liquidity crisis, credit spreads – the mark-up for debtor risks on loans in the money and capital markets – widened considerably in 2007 for most asset categories. The lack of clarity about the volume of low-quality repackaged mortgages and about the question as to which banks have them (in large quantities) caused so much doubt in the international capital markets that investors hardly dared enter into new transactions. That resulted in a write-down of most asset categories. Conduits and SIVs were even forced to sell their high-quality assets in order to create liquidity. Credit spreads widened considerably as a result, so that some markets became inaccessible or only accessible to

a limited extent. Many banks suffered. Widening credit spreads are most noticeable in the various tranches of securitisation vehicles, such as Mortgage-Backed Securities. In recent years, SIVs purchased these in large quantities, using the proceeds of the issue of short-term debt paper to acquire and fund securities with longer terms. When this became impossible, the supply of Mortgage-Backed Securities increased enormously, with spreads widening as far as 35 basis points in the Netherlands and even wider in other countries. This made an issue in this market segment impossible in the second half of 2007. We expect this situation to persist well into 2008.

Access to the capital market

The covered bond market remained relatively accessible. Transactions in covered bond format are currently the most obvious alternative for SNS Bank. SNS Bank anticipated this by setting up a covered bond programme as early as in 2006. The programme was signed in December 2007, and will be used when appropriate.

The capital market consists of a floating market and a fixed-interest market. Floating rate notes experienced the greatest difficulties as these bonds were usually placed with bank treasuries in their short-term investment portfolio. SNS Bank concluded one transaction in this market, well before the credit crisis emerged.

The fixed-interest bond market fared better, since it is more widely used by long-term oriented investors, such as pension funds, insurance companies and asset managers. In this market, too, the credit spread widened considerably. At the end of 2007, markets were very sensitive. The climate could change quickly in response to rumours, making markets inaccessible for long periods of time. SNS Bank did not operate in this market in 2007.

Credit ratings

In October 2007, Moody's lowered SNS REAAL's rating from A2/P-1 to A3/P-2. This adjustment was due to the acquisition of AXA NL, which led to a shift in the relationship between the group's banking and insurance operations and to a shift in SNS REAAL's capital base. The outlook and all other ratings remained unchanged. In December 2007, Standards & Poor's gave REAAL Verzekeringen a credit rating of A- for the long term, and a 'stable' outlook.

Table 24: Credit ratings

Long term	S&P	Moody's	Fitch
SNS REAAL	A- (stable)	A3 (stable)	A- (stable)
SNS Bank	A (stable)	A1 (stable)	A+ (stable)
REAAL Verzekeringen	A- (stable)		
REAAL Life insurance	A (stable)	A2 (stable)	A (stable)
REAAL Non-Life insurance	A (stable)	A2 (stable)	A (stable)
Short term	**S&P**	**Moody's**	**Fitch**
SNS REAAL	A-2	P-2	n/a
SNS Bank	A-1	P-1	F1

Human resources

SNS REAAL is a growing company. Recent acquisitions and changing market conditions bring about changes in the organisation, which offer our employees plenty of opportunities to develop their talents and abilities.

Table 25: Key figures employees

	2004	2005	2006	2007
Average number (FTEs)	5,383	5,336	5,609	6,245
Number of FTEs at year-end	5,230	5,442	5,776	6,713
Male/female ratio	m(55%) f(45%)	m(55%) f(45%)	m(56%) f(44%)	m(57%) f(43%)
Full-time/part-time ratio	ft(70%) pt(30%)	ft(70%) pt(30%)	ft(70%) pt(30%)	ft(68%) pt(32%)
Training costs (euros per FTE)	1,195	1,582	1,644	1,912
Absenteeism	4.4%	4.4%	4.1%	4.1%
Turnover	10.5%	11.4%	12.7%	16.5%

The number of SNS REAAL employees increased from 5,776 to 6,713 (FTEs), a 16.2% increase. The acquisitions of Regio Bank, AXA NL and FBS Bankiers resulted in the addition of 1,102 employees (FTEs). The fall in the number of other employees was mainly related to the STP projects and the reorganisation. The acquisition of AXA NL Combined is expected to lead to a reduction of 400 FTEs in the insurance operations over the next few years, mostly due to natural turnover.

SNS REAAL as an employer

SNS REAAL invests considerable effort in maintaining and strengthening its reputation as an attractive employer. The stock exchange listing in 2006 contributed to this. In 2007, SNS REAAL was again chosen by the Corporate Research Foundation as one of the best employers of the Netherlands, and also as one of the best ICT employers. An independent panel evaluated companies in terms of their human resources policy, employment conditions, internal promotion opportunities, work atmosphere and working conditions, education and training, absenteeism and staff turnover. The reports showed that SNS REAAL achieved high scores in relation to other companies for employment conditions, training and work atmosphere. The company's opportunities for promotion were not rated as highly. SNS REAAL is working to improve this situation with the new programme for management trainees that kicked off in 2007, and with the introduction of a talent development programme.

In 2007, an employee satisfaction survey was held in which employees could assess issues like work, manager, colleagues, work pressure, career development opportunities and remuneration. With a general satisfaction score of 7.2, SNS REAAL outscored the National Satisfaction Index, and scored slightly below the 7.4 achieved in 2005. The results led to focal points for both central policy and for the departments.

For a number of specialist positions in finance and ICT, the labour market showed signs of scarcity. Various presentations were given to colleges and universities as part of a target-group-oriented labour market approach, involving guest lectures on a variety of subjects. In addition, SNS REAAL attended career fairs, conferences and university career days.

Education and training

Traineeships

In 2007, SNS REAAL began a management trainee programme. The traineeship takes three years and comprises a demanding training and development programme. The programme promotes the development of our talent and our organisation, and reinforces SNS REAAL's appeal as an employer to talented and ambitious employees. Two groups of management trainees were recruited in 2007, who started their traineeship in various departments including Programme Management, Insurance Service Centre, Marketing and SNS Property Finance. These first groups were so successful and were so well received that another two groups will be recruited in 2008.

Besides a programme for management trainees SNS REAAL initiated a successful programme for financial trainees in 2006. During this two years program recently graduated employees are educated to become a financial specialist. The financial trainees carry out activities within and outside the financial column of SNS REAAL. More specialized employees are offered traineeships at the department Balance Sheet and Risk Management, SNS Securities and the Insurance Service Centre.

Career development
SNS REAAL will only be able to achieve its ambitions if it has good staff. There are numerous highly talented staff within the company, and SNS REAAL would like to obtain a clear picture of these people, help them develop their potential, and bind them to the company. The Talent Development (TD) programme, which started in 2006, focuses on talented managers and specialists in middle management. Managers have put forward 300 employees, who satisfy the criteria in terms of growth potential, assessments, and competencies. The total group is separated into three groups. The first two groups participated in a development assessment in 2007, and then embarked on a development programme. This programme, which takes one year, has two major pillars: the participants' personal development and SNS REAAL's key corporate themes. The training groups are structured in such a way as to enable the participants to build up a network throughout the organisation. Top managers of SNS REAAL contribute to the programme in significant ways.

Management development
SNS REAAL promotes the personal development of its employees through various group programmes, of which the TDP (Talent Development Programme) provides a strong foundation for the consecutive management development programme. A management development programme for managers that enables the participants to broaden their focus and concentrate on strategic themes is held frequently. One such programme, dubbed Odysseus, also started in 2007.

Leadership development
SNS REAAL offers junior managers a basic management training. Additionally, SNS Bank and REAAL Verzekeringen offer specific leadership programmes focusing on sales training and leadership styles. In this context, 300 managers from SNS Bank completed the leadership style programme 'I am SNS', which has three customer values as its starting point.

Job-specific training
SNS Bank and REAAL Verzekeringen strive to provide their employees with the right skills for their position. SNS Bank's in-house training centre, the SNS Academy, offers its own training courses to new sales staff and sales consultants. In 2007, 191 modules were organised, which were attended by 342 employees. Furthermore, in November 2007, a training programme started aimed at keeping more experienced employees properly equipped for their position. These courses focus on job-specific knowledge and commercial skills. In November and December 2007, 116 employees participated in 85 modules.

REAAL Verzekeringen devotes considerable attention to financial industry courses that contribute to staff skills. Service Centre Verzekeringen further expanded the training programmes for its approximately one thousand employees in 2007. Over a period of a few months, new employees are familiarised with the theory and practice that are relevant for their position. There were also tailor-made courses for management trainees. In the context of permanent education, various workshops and discussion groups for tax and legal issues were organised. For professional training, including vocational diplomas and Wft-Basic Financial Service Provision, a total of 48 course assistance sessions were offered to 526 employees, who then sat the SEFD exams. Competence and skills training courses started almost every week, for example dealing with communication and job professionalism.

Financial regulators are placing increasing demands on the professional skills of employees. SNS REAAL meets these requirements through targeted training courses, for example through the Dutch Securities Institute.

Employment conditions and labour relations

Employment conditions
Average absenteeism remained stable at 4.1% In collaboration with our health and safety agency Arbo Services, the health risks in relation to employment conditions were mapped out and assessed once more, focusing in particular on computer jobs, climate control and work pressure. Plans of action were drawn up at both central and decentralised level, aimed at risk awareness. The policy to prevent absenteeism includes a health check for employees, which is proving very popular.

In 2007, SNS REAAL developed a plan for organisation-based accommodation at the major office locations in Utrecht, Alkmaar, Zoetermeer, Arnhem and Den Bosch. The plan enables employees to work from home two or three days a week. The office locations will be equipped based on activity needs, such as consultation, concentration and individual work. Research has shown that working from home in combination with organisation-based accommodations positively impacts employee satisfaction and motivation. Organisation-based accommodation increases SNS REAAL's appeal as an employer, in particular for target groups that value the opportunity to work from home. Additionally, this plan will bring about costs savings and will help to reduce environmental and traffic problems in the Netherlands.

Collective Labour Agreement

On 29 May 2007, SNS REAAL and the trade unions signed an agreement in principle about a new CLA, valid from 1 June 2007 through to 31 May 2008. Employee salaries and job grading scales were raised by 3%. The CLA also includes the agreement that the study of life-phase aware staff policy will be continued, and that a joint study will be started on remuneration.

Social plan

A new social plan came into force on 1 November 2007, which will be in effect until 1 March 2009. The essence of the plan is 'From job to job'. SNS REAAL offers professional support to people who are looking for work and who are trying to find a suitable job. The employee whose job has been phased out is expected to take an active role. The social plan also applies to employees with a fixed-term employment contract if they experience far-reaching consequences of a reorganisation before their contract runs out.

Adjustments due to acquisitions

In March 2007, SNS REAAL, ING and the trade unions reached an agreement in principle about the employment conditions protocol for the takeover of Regio Bank that was completed on 1 July. Final agreement was reached at the end of April. The protocol provides for an employment conditions package for the former ING employees that is financially roughly equivalent to the existing employment conditions at SNS REAAL. Any differences were bought off or compensated as much as possible.

At the end of 2007, agreement was reached with the trade unions about the alignment of employment conditions of employees who were employed by SNS Property Finance, which was taken over at the end of 2006. This involves three groups: employees who will stay with SNS Property Finance, employees of the former Bouwfonds Holding who transferred to SNS REAAL and employees who transfer from SNS REAAL to SNS Property Finance.

On 5 September 2007, the takeover of AXA NL was finalised with the approval of the works councils and the regulatory authorities involved. A separate social plan is in place for AXA employees, which is valid through to 2009. In late October, a request for advice was submitted to the central works council of SNS REAAL and the works councils of AXA NL and Winterthur relating to the integration of REAAL Verzekeringen and AXA NL. At the end of 2007, agreement was reached with the trade unions on a transitional plan to complement the social plans of SNS REAAL and AXA NL.

Outsourcing administrative processing

In April 2007, REAAL Verzekeringen signed a final agreement with Ordina on outsourcing the administrative processing of the mortgage loans that it concludes for third parties. Previously, REAAL Verzekeringen, Ordina, the trade unions, the central works council and SNS REAAL had reached agreement about the alignment of the employment conditions relating to this outsourcing, in the course of which REAAL Verzekeringen employees entered the employment of Ordina. On balance, this led to a neutral result for the employment conditions package, including pension rights, of the individual employees. The costs of the alignment were borne by Ordina.

Collaboration with works councils

The Executive Board has had constructive meetings with the central works council, in which the works councils of SNS Bank, REAAL Verzekeringen and the staff departments are represented.

The discussion between the Executive Board and the central works council covered the following:

- The acquisitions of AXA NL and Regio Bank and the associated integration and organisation plans.
- Adjustment of the remuneration of the company's top management. This subject required close consultation between the parties. The Executive Board eventually managed to convince the central works council of the importance of this adjustment in view of the need for SNS REAAL to be able to attract and retain top quality directors.
- The life stage policy, which both the Executive Board and the central works council have given more priority on their agendas. Both parties agree that SNS REAAL should devote more attention to retaining the know-how of older employees and should better accommodate the wishes of the so-called 'rush hour generation', people in their thirties and forties with children.
- The integrity policy, which is being updated based on new social developments. The Executive Board explained the planned changes for 2008 to the central works council.
- Organisation-oriented housing. SNS REAAL wants to offer its staff more opportunities for working from home and make better use of existing accommodation, e.g. by creating 'hot desks'. The Executive Board is eager to involve the central works council in the development of policy in this area.

Corporate responsibility

In SNS REAAL's opinion, corporate responsibility is a requirement for long-term positive financial and economic business development. In this section, we will explain our policy for guaranteeing and promoting corporate responsibility.

View on corporate responsibility

Corporate responsibility relates mainly to the manner in which products and services are developed and are offered to customers and thus touches upon the company's core processes and activities. SNS REAAL is aware of its responsibility to deal carefully with the interests of all stakeholders in working on its goals and the success of the company. Institutional investors, too, are increasingly including information on corporate governance and sustainability in their investment choices. They believe that good corporate governance and corporate responsibility are indicators of good performance in the longer term. A number of major domestic and foreign pension funds are among the investors actively taking these matters into account in their investment process. In addition, an increasing number of advisers and asset managers, including SNS Asset Management, include sustainability criteria in their analyses and policy.

SNS REAAL conducts an active policy with regard to aspects of corporate responsibility that it considers to be materially relevant from the perspectives of its corporate responsibility and risk and return.. This policy is not only based on our own convictions – our stakeholders, such as our customers, employees, interest groups and investors, also expect us to pursue an active policy in this regard. We want to create value for these stakeholders, which calls for a professional, customer-driven, ethical and socially committed way of working and communicating. From collaborating with a colleague, to advising a customer, to answering questions from a shareholder or reporter. Four business principles, which are explained below, are leading in our behaviour in any situation:

- Ethical
  Corporate responsibility demands conscious, ethical conduct and a conscious weighing of appropriate, moral considerations. This goes beyond compliance with legislation and regulations, treaties and internal rules. It involves being aware of one's responsibility, being conscious of the role we play as employees of an organisation and as participants in society and the economy. Accordingly, our integrity policy constitutes the heart of all our corporate responsibility initiatives.
- Customer-driven
  Our customers' interests are key in all our actions. This means that we take the client's wishes and needs as our starting point. Our products are innovative, accessible, transparent and modern. Our communications are clear and understandable and we are open to suggestions. We are accessible, and practical.
- Professional
  We constantly invest in knowledge and skills. Our service is of the highest quality and we use the newest technologies, sustainable methods and means, and a diverse distribution network.
- Socially responsible
  Besides our commitment to our customers, employees and shareholders, SNS REAAL is well aware of the environment in which it operates. SNS REAAL takes an interest in the social and economic development of society, to which it makes active contributions. We deal carefully with nature and the living environment. In our purchasing, development and sale of products and services, we pay careful and deliberate attention to working conditions, fair remuneration, principles of equality, human rights, social conditions and environmental impact.

Key developments

SNS REAAL has continued to flesh out its integrity policy with practical applications of ethical standards at various levels in the organisation. This has led to changes in the performance and assessment cycle, the code of conduct for employees, and in training programmes. SNS REAAL launched a group-wide culture programme, that includes workshops in which dilemmas are discussed. SNS REAAL also developed an integrity soap, featuring 12 editions, which started early in 2008. In the shape of an interactive photo story, it shows the goings-on of several special characters and deals with difficult ethical choices employees may face in the course of their work.
In 2007, SNS REAAL was included in the FTSE4Good index. Only companies keeping their policy in line with specific corporate responsibility criteria, applying high social, ethical and environmental standards and actively encouraging others to take these aspects on board, are eligible for admittance to this index. In addition, SNS REAAL was included in the Global Challenges

index, developed by the leading German research agency Oekom, in collaboration with the Hannover stock exchange. SNS REAAL is one of the 50 selected companies regarded as leaders in the areas of social, ethical and environmental performance.

ASN Bank tightened the human rights component in its investment criteria for companies and introduced new sustainable savings products in collaboration with the National Association of World Shops and Cordaid. For more information, see the section developments SNS Bank on page 54.

SNS Asset Management successfully introduced the SNS Institutional Microfinance Fund, which contributes to social development in emerging countries by providing loans to small enterprises and independent entrepreneurs. At the end of 2007, this fund had assets in the amount of € 79.5 million while total committed funds amounted to € 160.5 million.

The inflow of new funds at ASN Bank and the enormous interest in the SNS Institutional Microfinance Fund, in particular, demonstrate that SNS REAAL stands out from the competition and creates economic value through corporate responsibility.

Integrity

SNS REAAL expects its employees to act with integrity, and in doing so to contribute to the trust that is so vital for the performance of the financial industry. Integrity risks occur when one fails to conduct oneself in accordance with legislation, regulations and internal rules, and as soon as various interests are not weighed with due care. SNS REAAL wants to prevent integrity dilemmas from resulting in damage to its reputation, in financial loss, and in SNS REAAL no longer being viewed as a reliable partner. SNS REAAL considers maintaining ethical business operations as an essential element of corporate responsibility. It endeavours to have its employees and management balance the right ethical considerations within the dynamics created by its social and its financial goals.

To SNS REAAL, acting with integrity means that we say what we do and that we do what we say, while accounting for the motives underlying our actions. SNS REAAL has looked for the 'leitmotifs' in the conduct that is implicitly demanded by society, laws and regulations and our own core values, and has based its standards for conduct on those leitmotifs. These standards combined give shape for the framework for just behaviour to which every employee and manager can take warning from. SNS REAAL encourages its employees to comply with these standards and to put deviating behaviour up for discussion. This, in our opinion, is the best guarantee for maintaining an ethical business, serving both our commercial and social goals.

Within the framework of standards, SNS REAAL distinguishes four cornerstones of integrity: integrity of employees, integrity of products and services, integrity of clients, and integrity of alliances. For each of these cornerstones we have formulated specific standards. Examples of such standards of integrity are:

- SNS REAAL wants to do business with relations that share our views, or have comparable views, of integrity, and it will not do business with customers or intermediaries that, in our opinion, do not act with integrity and violate standards of decency.
- Designated employees of SNS REAAL do not conduct any investment transaction in a private capacity in securities issued by SNS REAAL outside of the two open periods.
- Employees of SNS REAAL do not accept gifts from business relations that might influence their independent conduct.
- Employees of SNS REAAL do not cooperate in transactions and instructions from customers that conflict with the law (e.g. tax fraud, money laundering, insider trading or financing terrorist activities).
- SNS REAAL rewards employees for their performance, provided that their integrity also receives a positive assessment.
- Employees are only permitted to conduct private transactions with suppliers of SNS REAAL on the terms and conditions they also use for regular customers.

Besides the usual attention to compliance and laws and regulations, SNS REAAL also pays particular attention to the integrity issues that come up at the various business units. Specific integrity issues and -standards for the various business units are being made debatable through culture programmes. The culture programmes result in a further intensification and attention to integrity in:

- Assessing the performance and competencies of employees.
- Training new and existing employees and managers.
- Providing feedback on interpersonal conduct.
- Cooperating in groups, with colleagues and/or external parties.
- Entering into, managing and terminating relationships with third parties, such as customers, intermediaries and suppliers.
- Keeping business and personal interests separated.

- Developing accessible and transparent products and services.
- Providing information to customers.
- Dealing with confidential information.
- Dealing carefully with the interests of the customer when selling or advising.
- Weighing all relevant interests when processing orders and transactions.
- Measuring customer satisfaction.
- Complying with rules and procedures.

Integrity cannot be controlled by rules and procedures alone. New dilemmas in this regard will continue to emerge. By initiating dialogue on integrity dilemmas, SNS REAAL therefore wants to keep the subject alive and top of mind, in order to ensure it will not become a routine matter. 'Common sense' must be leading in the day-to-day execution.

Customer orientation

The result of corporate responsibility is most visible to our target groups in our customer-oriented and responsible products and services. SNS REAAL wants to develop and sell accessible and transparent products, and monitor and promote customer satisfaction. This aim combines social and financial objectives. SNS REAAL wants to provide its clients with open and honest information, and find the most suitable solution for the client, taking the interests of SNS REAAL into account. This concerns product transparency, how product documentation is provided, duty of care aspects and oral explanations. In addition, SNS REAAL wants to take account in its products and services of the interests and risk tolerance of its clients, while equally addressing social and environmental issues.

Some examples of products and services we believe perfectly illustrate our views on customer-orientation and corporate responsibility are:

- SNS Bank's talking digipass for the elderly and the disabled.
- REAAL life insurance policies, aimed at the issues and wishes of minorities, for example the Terugkeerpolis for remigration to the country of origin, and a policy for people who are HIV-positive.
- Live@dvies, which enables direct visual contact with the mortgage advisor on the Internet.
- ASN Bank's strict, transparent and ethical management of savings and investment funds.
- the sustainable investment management products of SNS Asset Management. All asset management products that SNS Asset Management develops for SNS Bank and REAAL Verzekeringen are based on research into the social, environmental and governance aspects.

Professionalism

Through workshops, courses and trainings SNS REAAL promotes the responsible behaviour of employees in their professional job performance. Furthermore SNS REAAL wants to work with suppliers that take corporate responsibility seriously. Key principles for more sustainable cooperation and guiding provisions for sustainable and professional collaboration have been set out in the responsibility declaration of SNS REAAL. By signing this declaration, companies are committing themselves to demonstrating their actions in the area of corporate responsibility. In addition, SNS REAAL asks its suppliers to request their own suppliers to take their share of responsibility in the supply chain and responsibility for sustainability outside of their own production chains. The responsibility declaration can be found on www.snsreaal.com.

SNS REAAL also considers the control of external effects, e.g. the environmental impact, as an integral part of a professional, modern-day business. The policy, which is aimed at making responsible choices, reducing the use of energy, paper, water and goods and at responsible waste disposal, contributes to the company's value creation. SNS REAAL produces waste in the form of paper and cardboard, hazardous waste, such as toners and other small chemical waste, and other industrial waste, such as canteen waste, glass and plastic. In order to collect all types of waste separately and remove them, SNS REAAL's bank offices have user-friendly and modern waste collection methods.

In 2007 considerable paper savings were achieved. The amount of kilogram's of paper per FTE dropped from 404 to 311 (–23%), in particular due to a reduction of the number of bank statements sent out (–12 million) and related envelopes (–6 million) to customers as a result of internet banking. This saved € 0.2 million on paper and (annualised) € 2.5 million on postage.

Social responsibility

Being socially responsible has been a long-term factor in SNS REAAL's history. At the end of the 19th century, the first regional savings banks and the first insurance companies were already committed to supporting social and cultural activities. SNS REAAL Fonds plays an important role in shaping our social responsibility. Additional activities are initiated by the Executive Board, the management boards of the business units and the employees.

SNS REAAL Fonds

Stichting SNS REAAL Fonds supports hundreds of projects in the areas of culture, cultural education and science. These may concern large, small, national, regional or local projects.

One of the projects supported by SNS REAAL Fonds is the 'Prix de Rome'. This project is known throughout the Netherlands and is the most important Dutch prize for nurturing young and talented graphic artists. In 2007, SNS REAAL Fonds donated over €8 million to a wide range of activities and projects. The hall of projects on the funds' new web site (www.snsreaalfonds.nl) provides a good overview of the various projects that the foundation supports. The fund's annual budget for supporting projects is made available by Stichting Beheer SNS REAAL.

SNS REAAL *Waterfonds*

Corporate social responsibility can also be expressed in projects and initiatives with a financial objective, whereby the return requirements may be somewhat lower than for commercial products or initiatives. An example of this type of product is the SNS REAAL Waterfonds. This fund is intended for investment projects that promote sustainable development, entrepreneurship and innovation in water control and water management. The fund aims to develop into a knowledge centre in the field of sustainable water investment. It promotes exchange of specific knowledge between all institutions involved in water projects, such as governments, NGOs, companies, local banks and, of course, the end-users. SNS REAALWaterfonds intends to invest USD 50 million in water purification, irrigation, drinking water and sanitation facilities in Africa, Asia, and Eastern Europe in the next few years. An average return requirement of 5% applies to these investments. Waterfonds' objective is in line with one of the United Nations' eight millennium goals: promoting the access to safe drinking water and sanitary facilities.

Two projects were started in both Kenya and Indonesia, and one project was started in both Madagascar and the Philippines. In all cases, SNS REAAL collaborates with carefully selected partners who bring together the right knowledge in the field of technology and economic and social market conditions.

In the next few years, SNS REAAL Waterfonds intends to use more opportunities to combine profitable investment with innovative solutions that lead to sustainable growth in the regions where investments are made. We are looking to work with parties that can help to expand such investments further. These may be local parties, like microfinance institutions with knowledge of local markets, but also Dutch or European institutional investors who wish to combine an attractive return with investing in sustainable water-related projects.

Voting policy investment funds

Social responsibility is also a feature of the voting policy of SNS Bank and ASN Bank. SNS Bank and ASN Bank issue a quarterly report on their web sites on the voting policy and voting behaviour at the AGMs of companies in which the SNS and ASN investment funds own shares. SNS Asset Management supports SNS Beleggingsfondsen Beheer (SBB) and ASN Beleggingsinstellingen Beheer (ABB) in the determination and execution of voting policy. The proposals of the board of a company put to the vote at AGMs are reviewed in terms of corporate governance guidelines. In case of serious shortcomings, the possibility to vote against a proposal at the relevant general or extraordinary meeting of shareholders is used. For the voting policy we avail ourselves of the voting advice provided by an external adviser. The voting advise is prepared by SNS Asset management in cooperation with Institutional Shareholder Service (ISS), an independent consultant that specialises in the assessment of the corporate governance of companies. The guidelines used by this consultant incorporate numerous international and national codes, best practice recommendations and the views of large institutional investors.

The main elements in the guidelines for the voting policy are as follows:

- The 'one share, one vote' principle, e.g. with regard to the rights of shareholders in the event of an increase or reduction of share capital.
- Transparent quality and scope of the information regarding the course of affairs at the company, including financial statements and information about mergers and acquisitions, social policy and environmental policy.
- The quality and remuneration of the board, including demands set in respect of board members, the process of their appointment and the amount and composition of their remuneration, which should not conflict with the interests of the company and should compare reasonably to similar positions in the market.
- Independence of supervision and auditor, in which regard the Supervisory Board should have an independent position and restrictions are set on the activities of the auditor besides its auditing work.

ASN Bank has incorporated various additional guidelines in its own voting policy. These focus on people, planet and profit. For the execution of the specific voting behaviour of ASN Bank, SNS Asset Management uses the voting advice especially developed by ISS for sustainable investors. The voting policies of SNS Bank and ASN Bank and the reporting on the votes cast at each individual AGM are currently being fleshed out further.

SNS REAAL's responsibility report, which will be published on our web site in April 2008, will provide detailed information on corporate responsibility and our social projects and activities.

Utrecht, 13 March 2008

Sjoerd van Keulen
Cor van den Bos
Rien Hinssen
Ronald Latenstein van Voorst



To dream, to do

A market share of almost 16%. A pension business that quadrupled. The planned takeover of the well-known Zwitserleven in the Netherlands is a 'dream deal' for SNS REAAL. It has made us the second-largest life insurer in the Netherlands. A major step indeed. But then, without ambition there can be no 'Zwitserleven feeling', as the long-standing commercial pay-off says. The takeover fits in perfectly with our strategy of becoming the Dutch pension insurer of choice.


korn

Report of the Supervisory Board

Report of the Supervisory Board

In 2007, the agenda of the Supervisory Board was dominated by the acquisitions of AXA NL and Zwitserleven, and the integration of Regio Bank. In addition, the usual issues were discussed. Once again, good results were achieved. The Supervisory Board wishes to thank the management and the employees for their efforts in this special year, in which SNS REAAL firmly joined the ranks of the largest insurers of the Netherlands.

Composition of the Supervisory Board

The composition of the Supervisory Board ('the Board') changed in 2007. Jean den Hoed retired at the general meeting of shareholders (AGM) of 9 May 2007 in accordance with the retirement rota. The Central Works Council exercised its amplified right of recommendation for the ensuing vacancy. Herna Verhagen, the candidate recommended by the Central Works Council, will be nominated for appointment at the AGM of 16 April 2008. In 2008 the periods of office for the chairman, Joop Bouma, and for Jos van Heeswijk will end. At the AGM of 2008, Henjo Hielkema will be nominated as a new member of the Supervisory Board. The Supervisory Board intends to appoint Hielkema as chairman of the Supervisory Board. Information on the members of the Board and the composition of the committees can be found on page 107 of this annual report.

Composition of the Executive Board

The composition of the Executive Board did not change in 2007, nor did the composition of the portfolios of the members of the Executive Board. The CVs and external positions of the members of the Executive Board can be found on pages 19 and 107.

Meetings of the Supervisory Board

In 2007, the Board met twelve times, once with the aid of a conference call. The meeting in January was partly attended by members of the Executive Board. At all other meetings, the full Executive Board was in attendance. The agendas of the meetings were prepared, in regular fashion, by the chairman and the vice-chairman, in consultation with the chairman of the Executive Board and the CFO.

In the January meeting, four issues were addressed. The Management Letter 2006 of KPMG, the external auditor, which included the realisation of important financial projects, in-control programmes, business continuity and compliance issues. The long-term bonus scheme for the Executive Board was discussed in preparation of the presentation of this remuneration tool to the AGM. The Board also discussed the provisional figures of the company for the 2006 reporting year and various developments in the insurance business, in particular market developments and unit-linked insurance. At this discussion, the Management Board of REAAL Verzekeringen was present.

The draft versions of the annual report, the financial statements and the press release on the annual results were discussed by the Board at the March meeting. The decision-making on these issues included the opinion of the external auditor and the external actuary, who attended this meeting. The Board also discussed the agenda for the AGM and the integrated quarterly risk reports. Every quarter, these reports deal with the risks for the company's business operations and the concomitant complex of scenarios and control measures required to cover those risks. The Board approved the sale of the remaining stake in La Ser Lafayette Services Nederland B.V., formerly Primeline.

In the April meeting, the Board discussed the acquisition of the Dutch activities of AXA, Winterthur and DBV (jointly 'AXA NL Combined'), focusing, inter alia, on an extensive analysis of the life insurance market. This acquisition was also discussed in the two meetings in May, partly in relation to the findings of the extensive due diligence team and the policies of the rating agencies. In the first meeting in May, the Board approved new regulations for private investment transactions, the management report for the first quarter of 2007 and the final dividend for 2006.

A conference call was held in June, at which the funding of the acquisition of AXA NL Combined was discussed. In the August meeting, which was attended by the Management Board of SNS Bank, the bank's distribution strategy was discussed at length. The draft version of the half-yearly report and the integrated quarterly risk reports were discussed as well. The results were discussed with the external auditor. The Board approved the revised regulations for the Executive Board and the

Board's own regulations. The Board was presented with the employee satisfaction survey report.

Additional meetings in October and early November concentrated on the preparations for a possible acquisition of Zwitserleven. In the regular November meeting, the Board was given a presentation on management development, talent development and succession scenarios. Other issues dealt with included: the figures for the third quarter, a report on Investor Relations activities and share price development, the integrated quarterly risk reports, legal mergers at the insurance company's subsidiaries, the appointment of directors and developments in the financial markets, in particular focusing on liquidity and funding.

The last meeting of the year, in December, dealt with: the progress of the integration plan for AXA NL Combined, the operational plan for 2008-2010 and the related capitalisation and funding plan, as well as the impact of Basel II on the governance structure. In addition, the upcoming vacancies on the Board were discussed and the acquisition of Bouwfonds Property Finance was evaluated.

In a separate meeting, the Board reviewed its own functioning and that of the Executive Board. The contributions of the individual members, the quality of the agenda and of the information made available were central issues in this evaluation. The Board discussed its findings with regard to the members of the Executive Board as a result of an appraisal interview with each of those members by the Remuneration, Selection and Appointment Committee. Because of the vacancy arising with the departure of Jean den Hoed, the composition and the competencies of the Board were also discussed. The Board determined that this was a vacancy in which the Central Works Council would exercise an amplified right of recommendation.

Committee meetings

Audit Committee meetings

The Audit Committee met on six occasions. The specific duty of this committee is to assess the structure and performance of the risk management organisation. The meetings of this committee are always attended by the chairman of the Executive Board, the CFO, the head of the Internal Audit department and the external auditor. The Executive Board, the internal and external auditors and the certifying actuary provide the Audit Committee with the information it requires to carry out its duties. The issues dealt with at the January meeting were: the provisional result for 2006, a report on existing and potential claims and high-risk litigation, the quarterly risk report of the Internal Audit department and the press release on the annual figures for 2006, the Management Letter 2006 of the external auditor and operational risk management, in particular with regard to information security and business continuity. In March and August, the issues discussed included the operational risk management of SNS Fundcoach, the further development of the quality of management information, SNS REAAL's financial reporting and SNS Property Finance's risk management. The issues dealt with at the August meeting were: the operational plan 2008 - 2010, the impact of Basel II, the financial annual report, tax issues and the committee's amended own regulations, which were approved and adopted in this meeting.

During several meetings among which meetings in May and November, the committee furthermore discussed the dividend proposals for 2006, the interim dividend 2007 and the May and November trading updates. In the November meeting, plans for further reinforcing the integrity policy were discussed. The discussion at the December meeting focused on: the operational plan for budget year 2008, the capitalisation and funding plan and the investment plan of REAAL Verzekeringen. Furthermore, the committee exchanged thoughts with the Internal Audit department and the external auditor, each separately, on the course of affairs at the company in terms of risk management.

Credit Committee meetings

The Credit Committee met twice, each time in the presence of, inter alia, the chairman of the Management Board of SNS Bank and the CFO of SNS Bank. In the May and December meetings, loan proposals exceeding € 25 million were presented and assessed. In May, the corporate loan policy was highlighted. Both meetings devoted attention to progress in the implementation of Basel II. The committee also reviewed the loan proposals for SNS Property Finance and SNS Bank's credit risk.

Meetings of the Remuneration, Selection and Appointment Committee

The Remuneration, Selection and Appointment Committee met five times: in January, February, June, August and November. Issues in the first three meetings included the preparations for the introduction of the long-term bonus scheme for the Executive Board. The proposal for the introduction of this scheme was approved by the shareholders on 9 May 2007. The committee then supervised the implementation of this scheme.

The committee requested information and discussed the appointments of directors Van der Heijden at

REAAL Verzekeringen and Langezaal at SNS Bank. Additionally, the committee debated the impending vacancies on the Supervisory Board, discussing and preparing the job profile for a new chairman of the Supervisory Board.

All committees periodically reported to the complete Supervisory Board. For the composition of the committees, please refer to the section on Corporate Governance, page 108.

Contacts with the Central Works Council

Two members of the Supervisory Board twice attended a CWC meeting, including the December meeting in which the operational plan for 2008 was discussed.

Financial statements and dividend

The Supervisory Board discussed the financial statements 2007 in the meeting of 13 March 2008. Prior to that meeting, the press release and its publication in February were dealt with. KPMG, the external auditor, issued an unqualified opinion on the financial statements. The financial statements will be put to our shareholders on 16 April 2008. The proposed 2007 dividend will amount to € 0.82 per share. Taking into account the interim dividend of € 0.36, the proposed final dividend is € 0.46 per share.

Utrecht, 13 March 2008

On behalf of the Supervisory Board,
Joop Bouma, chairman



Regional and personal

Since 1 July 2007, CVB Bank and Regio Bank together make up SNS Regio Bank, meanwhile boasting more than 700 offices. It immediately became the largest intermediary bank in the Netherlands. On top of that, it delivers on a unique proposition. SNS Regio Bank offers the modern products of a major bank, combined with the personal service of your local intermediary, also outside the major cities. For all our customers, we are a good place to go in their own, trusted environment.


VOLENDAM

Corporate governance



Corporate governance

SNS REAAL N.V. ('SNS REAAL') has a simple and clear governance structure in place. The determination of powers and responsibilities is aimed at efficient business operations and transparent accountability for those business operations. In this context SNS REAAL aims for optimum alignment of its governance structure with the principles and best-practice provisions of the Tabaksblat Code (the 'Code'). Where it deviates from the Code, SNS REAAL provides reasons on the basis of the interests of its stakeholders.

Key developments

In June, new shares were issued, the proceeds of which were used to finance the acquisition of AXA NL. In addition, Stichting Beheer SNS REAAL (the 'Foundation') sold 12,121,212 existing shares. After the greenshoe was exercised, the Foundation sold another 3,030,303 existing shares. As a result, the percentage of shares in SNS REAAL held by the Foundation fell from 65.5% to approximately 54.3%.

In 2007 SNS REAAL reinforced its integrity policy, as set out in the section on Corporate Sustainability. The desired and minimally required working methods were laid down in an integrity framework for ethical behaviour. Employees have been enabled to work more easily within this framework thanks to a complete management cycle, focused on transparency in policy-making and policy execution, the development and execution of business activities, and the structured monitoring of the same. This management cycle, our framework for business control, is explained on page 115.

2007 saw the introduction of a long-term bonus scheme for the Executive Board of SNS REAAL. The proposal for this scheme, which had been announced in our 2006 annual report, was approved at the AGM. The long-term bonus scheme fits in with the development of SNS REAAL into a more performance-driven company, aims to bind the top executives to SNS REAAL for a longer period and fits in with the aim of offering a competitive remuneration policy compared to other financial institutions.

Governance structure

The Executive Board of SNS REAAL consists of four members. SNS REAAL is subject to the Dutch large company regime. The company has a Supervisory Board with all rights and privileges accorded by law to the supervisory boards of companies under the large company regime and some additional rights stipulated in the rules governing the Executive Board and in the Articles of Association.

SNS REAAL is the only shareholder of SNS Bank and REAAL Verzekeringen. Both chairmen of the Boards of Directors of SNS Bank and REAAL Verzekeringen are also members of the Executive Board. The chairman of the Board of Directors of SNS is also vice-chairman of the Board of Directors of REAAL Verzekeringen and vice versa.

The Supervisory Boards of SNS REAAL, SNS Bank and REAAL Verzekeringen consist of the same people. The Supervisory Board oversees the policy of the Executive Board and the Boards of Directors of SNS Bank and REAAL Verzekeringen and advises them. For information about the current Supervisory Board members, please refer to page 107.

Guidelines regarding the appointment and dismissal of Executive Board and Supervisory Board members and amendments to the Articles of Association

Members of the Executive Board are appointed by the Supervisory Board with due observance of Book 2, Section 162 of the Dutch Civil Code. The Supervisory Board can at all times suspend or dismiss a member of the Executive Board, dismissal being subject to consultation with the AGM.

Members of the Supervisory Board are appointed by the AGM on the nomination of the Supervisory Board. The AGM and the Works Council may recommend persons to be nominated for the position of Supervisory Board member. To that end, the Supervisory Board will inform these bodies promptly of the term, position and profile of the post to be filled. Alternatively, if reinforced the right of recommendation as referred to in Article 18.4 of the SNS REAAL Articles of Association applies, the Supervisory Board shall make this known.

One third of the members of the Supervisory Board is appointed by the Supervisory Board on the recommendation of the Works Council, unless the Supervisory Board objects to this recommendation on the grounds that it expects that the recommended person will be unsuitable to act as a member of the Supervisory Board or that the Supervisory Board would not be properly constituted if it acts in accordance with the recommendation. If the Supervisory Board objects to the recommendation of the Works Council for these reasons, the Supervisory Board will immediately consult with the Works Council. If no agreement is reached concerning the recommendation, the Enterprise Chamber of the Amsterdam Court of Justice will issue a ruling. The AGM can reject the recommendation if an absolute majority of the votes cast, representing at least one third of the issued share capital, are in favour of such a motion. If at least one third of the share capital is not represented at the meeting, a new meeting will be called, in which the appointment can be rejected by the absolute majority of the votes cast. If rejected, the Supervisory Board will make a new recommendation in accordance with the abovementioned procedure. If the AGM does not appoint the nominated person and does not take the decision to reject the nomination, the Supervisory Board will appoint the nominated person.

A member of the Supervisory Board can only be dismissed by the Enterprise Chamber of the Amsterdam Court of Justice on the basis of neglect of duty, other serious considerations or a drastic change in circumstances due to which the company can no longer be expected, in good faith, to retain the Supervisory Board member. A Supervisory Board member can be suspended by the Supervisory Board. The AGM can pass a motion of no confidence in the Supervisory Board if an absolute majority of the votes cast, representing at least one third of the issued share capital, are in favour of the motion. If at least one third of the issued share capital was not represented at the meeting, a new meeting can be convened at which the AGM, by a majority vote, can pass the motion, irrespective of the capital represented at that meeting. This motion results in the immediate dismissal of the entire Supervisory Board. If a motion of no-confidence has been passed, the Executive Board shall request the Enterprise Chamber of the Amsterdam Court of Justice to temporarily appoint one or more Supervisory Board members without delay.

The AGM can resolve to amend the Articles of Association. A motion to amend the Articles of Association requires a majority of at least two thirds of the votes cast at a shareholders meeting.

The authority of the Executive Board, particularly relating to the issue of SNS REAAL shares and to the acquisition by SNS REAAL of its own shares

The AGM has delegated to the Executive Board the authority to issue shares. This authority can only be delegated for a fixed period of no more than five years and may be extended for no more than five years thereafter. The authority of the Executive Board will end on 09 November 2008, unless extended by the AGM. A resolution by the Executive Board to issue shares requires the approval of the Supervisory Board. If the AGM has delegated the authority to issue shares to the Executive Board, it will determine the price and further conditions of any issue, with the approval of the Supervisory Board, taking into account the relevant stipulations of the Articles of Association.

The above applies correspondingly to the granting of rights to subscribe for ordinary shares, such as options, but does not apply to an issue of ordinary shares pursuant to rights previously granted.

The Executive Board, subject to the authorisation of the AGM and subject to Book 2, Section 98d of the Dutch Civil Code, can procure the repurchase, for a consideration, of fully paid-up SNS REAAL shares. However, such purchases are only permitted if, and to the extent that:

(I) the shareholders' equity of the company, less the payment required to make the repurchase, does not fall below the sum of called-up and paid-up capital and any reserves required to be maintained by law or the Articles of Association; and

(II) the company and its subsidiaries would not, as a consequence, acquire, hold or hold in pledge ordinary shares with an aggregate nominal value exceeding one-tenth of the issued share capital.

The AGM must specify in the authorisation, which shall be valid for up to 18 months, the number of ordinary shares that may be acquired, the way in which they may be acquired and the limits within which the price must be set. The Executive Board is authorised by the AGM to procure the acquisition, for a consideration, of fully paid-up shares in its own share capital. The authorisation ended on 9 November 2008.

The Executive Board may allocate as much of the profit to the reserves as it deems fit, subject to the approval of the Supervisory Board. Notwithstanding the aforementioned, distribution of profit is only permitted following the adoption of the annual accounts from which it is apparent that such distribution is permitted. The profit which is not appropriated to the reserves in accordance with the foregoing will be at the disposal of the AGM.

Information Executive Board members

The Executive Board is comprised of Sjoerd van Keulen (chairman and CEO), Cor van den Bos (also chairman of the Management Board of REAAL Verzekeringen), Rien Hinssen (also chairman of the Management Board of SNS Bank) and Ronald Latenstein van Voorst (CFO).

Summarised CVs are provided on page 19 of this report and more extensive CVs are available at www.snsreaal.com.

Other positions

Sjoerd van Keulen
Member of the Executive Board of PharmAccess Inc., member of the Board of Stichting Health Insurance Fund, chairman of Stichting Investment Fund for Health in Africa (IFHA) and member of the Supervisory Board of Heijmans N.V.

Cor van den Bos
Board member of the Union of Insurers, member of the Supervisory Boards of NIBE/SVV and N.V. Trustinstelling Hoevelaken, chairman of the Supervisory Board of CED Holding B.V., chairman of the board of Foundation Insurance Expertise and member of the board of Stichting De Burcht.

Rien Hinssen
Member of the Executive Board of the Netherlands Bankers' Association (NVB), board member of the Stichting Bevorderen Efficiënt Betalen, member of the European Savings Banks Group and board member of the World Savings Banks Institute.

Ronald Latenstein van Voorst
Member of the Supervisory Board of Sligro Food Group N.V. (since 12 March 2008) and vice-chairman of the Supervisory Board of Stichting Kinderopvang Humanitas.

Unless stated otherwise, the other positions held concern the situation at year-end 2007.

Information Supervisory Board members

CVs and other positions

Joop Bouma
Joop Bouma (1934) is chairman of the Supervisory Board until 16 April 2008. Mr Bouma is emeritus professor in business economics at Groningen University and was vice-chairman of the board of Vereniging AEGON. He is a member of the Royal Dutch Academy of Sciences. He is also a member of the Supervisory Boards of Albron B.V., Intereffekt Investment Funds N.V., Koop Holding Europe B.V., O. de Leeuw B.V., Cordial Beheer en Registergoederen B.V., Middle Europe Real Estate N.V., Burgfonds Holding B.V., and Tele2 Netherlands Holding N.V.

Hans van de Kar
Hans van de Kar (1943) is vice-chairman of the Supervisory Board. Van de Kar teaches financial management at Leiden University and is a former vice-chairman of the Raad voor het Binnenlands Bestuur. Mr Van de Kar is chairman of the board of Stichting Uitgeverij Aksant, chairman of the board of the International Institute for Social History, chairman of the Pension Fund Trust for the Dutch Theatre, and auditor of the International Institute of Public Finance.

Jos van Heeswijk
Jos van Heeswijk (1938) is a member of the Supervisory Board until 16 April 2008. Mr Van Heeswijk (1938) is a former chairman of the Executive Board of Geveke N.V. He was chairman of the Supervisory Boards of Calpam International Petroleum Company, SSM Coal B.V., Merrem & La Porte B.V., Sligro B.V. and Tref B.V. He also served on the Supervisory Boards of Showquest Entertainment B.V. and Mammoet Holding B.V.

Bas Kortmann
Bas Kortmann (1950) is vice-chancellor and member of the executive board of Radboud Universiteit Nijmegen, chairman of the board of Stichting Grotius Academie, deputy judge of the District Court of Arnhem, and a member of the Supervisory Board of Dela Coöperatie U.A. He is also chairman or member of some boards of anti-takeover foundations or trust offices. Mr Kortmann is also a member of the board of the Stichting Beheer SNS REAAL.

Robert Jan van de Kraats
Robert Jan van de Kraats (1960) RA is vice-chairman of the Executive Board and CFO of Randstad Holding N.V. and is responsible for the divisions Yacht (interim professionals), Asia, Mergers and Acquisitions, IT, Investor Relations and Shared Service Centres. He is a former member of the Executive Board and CFO of NCM Holding N.V. Mr Van de Kraats is also a member of the Executive Board of New Venture and of the Supervisory Board of Ordina N.V.

Jaap Lagerweij
Jaap Lagerweij (1947) is managing director of the Sperwer Groep and a member of the board of Superunie, a purchasing organisation for a large number of Dutch supermarket organisations. He is a former chairman of the board of retailers HEMA and Praxis Groep. He is on the Supervisory Board of Quantore Europe B.V., Cool Cat Fashion B.V., Beerens Groep and the Dutch National Lottery. He is also a member of the Advisory Council of the Nationaal Food Congres and chairman of the board of the Stichting Leerstoel Detailhandelsmarketing of the University of Amsterdam.

Henk Muller (1942) is a member of the Supervisory Board of ASN Beleggingsfondsen N.V., chairman of the Nederlands Participatie Instituut, member of the supervisory council of SNV Nederlandse Ontwikkelingsorganisatie; chairman of the board of De Burcht, chairman of Breed Platform Verzekerden en Werk and member of Vereniging Aegon. Muller is also a member of the board of the Stichting Beheer SNS REAAL. Muller is a former board member of the FNV trade union and a former member of the Sociaal-Economische Raad and Stichting van de Arbeid. He is also a former chairman of the Supervisory Board of ABF Het Andere Beleggingsfonds Webefo and a former employee-chairman of the pension committee of Stichting van de Arbeid.

A number of the Supervisory Board members were also on the supervisory board of a legal predecessor of SNS REAAL N.V.

Additional information Supervisory Board

A Supervisory Board member is appointed for a period of four years. Re-appointment only takes place after careful consideration. In principle, board members can only be re-appointed twice, each time for a period of four years. The profile of the Supervisory Board, the member's performance and the time the member has already served are then taken into account.

Joop Bouma and Jos van Heeswijk will retire according to schedule on 16 April 2008. They have both been on the Supervisory Board since 1990. At the AGM of 16 April 2008, the Supervisory Board will nominate Henjo Hielkema and Herna Verhagen as members of the Supervisory Board. The Supervisory Board intends to appoint Hielkema as chairman of the Supervisory Board.

Remuneration report 2007

This report deals with the remuneration of the members of the Executive Board and the Supervisory Board. First, the principles of the remuneration policy and the corresponding remuneration structure for the Executive Board members will be set out. Next, an overview will be given of the remuneration of the members of the Executive Board and the Supervisory Board in 2007.

Principles of the remuneration policy

The current remuneration policy aims to enable SNS REAAL to attract, retain and motivate qualified Executive Board members. In addition, it aims to promote a performance-driven culture that supports the achievement of SNS REAAL's strategic objectives. The remuneration package consists of a fixed and a variable component, and a pension scheme. The variable component is performance-linked and consists of a short-term bonus and a long-term bonus. The bonuses are based on achieving pre-set targets that can, in so far as possible, be measured and influenced. The fixed salary is the same for all Executive Board members, the sole exception being the chairman, who receives a fixed salary that is approximately 30% higher.

Performance measures

The pre-set targets, both with regard to the short-term bonus and the long-term bonus, are related to a combination of financial, operational, strategic and individual targets.
The Supervisory Board considers this combination of performance measures an adequate indication of the company's short-term and long-term performance.
The Supervisory Board assesses these targets and formulates the ambition levels annually, ensuring that they are challenging yet realistic. The targets are explained in more detail below.

Table 26: Re-appointment

Name	Nationality	First appointment	Expiry of term	Membership committees
Joop Bouma	Dutch	1990	2008	Remuneration, Selection and Appointment Committee, Credit Committee (chairman)
Hans van de Kar	Dutch	1997	2011	Remuneration, Selection and Appointment Committee (chairman), Credit Committee, Audit Committee
Jos van Heeswijk	Dutch	1990	2008	Audit Committee (chairman)
Bas Kortmann	Dutch	1990	2011	Remuneration, Selection and Appointment Committee, Credit Committee
Robert Jan van de Kraats	Dutch	2006	2010	Audit Committee
Jaap Lagerweij	Dutch	2006	2010	
Henk Muller	Dutch	1997	2009	Remuneration, Selection and Appointment Committee, Credit Committee

Remuneration structure

The remuneration structure of the members of the Executive Board of SNS REAAL as from 2007 consists of four components:

1 The fixed salary.
2 A short-term bonus, linked to the performance in the financial year, and paid out in cash.
3 A long-term bonus, linked to the performance over a period of three years, paid out in SNS REAAL shares.
4 Other benefits and emoluments, including a pension scheme.

At the proposal of the Remuneration, Appointment and Selection Committee, the Supervisory Board decided to introduce a long-term bonus scheme to the remuneration structure, effective as from 2007. On 9 May 2007, the General Meeting of Shareholders (AGM) adopted this change in policy regarding the remuneration of the members of the Executive Board. The new remuneration scheme is further explained in this section.

The total income of the members of the Executive Board will regularly be compared to that of the relevant peer group, including the remuneration of the members of the executive boards of a number of financial institutions in the Netherlands. More general market conditions will also be taken into account. In this, the Remuneration, Appointment and Selection Committee is advised by an independent remuneration specialist. It is the intention to position the overall remuneration package at a level slightly above the average package of the peer group.

The members of the Executive Board, with the exception of the chairman, have been appointed for an indefinite period in line with the statutory provisions concerning terms of notice and severance packages prevailing at the time of their appointment. The chairman of the Executive Board was appointed in 2002 for a four-year term, and reappointed in 2006 until 1 January 2009. The majority of the employment agreements was concluded for an indefinite period, which is in derogation of the recommendations of the Tabaksblat Code. However, the company is confident that maintaining the possibility to enter into a contract on an individual basis is an important factor in securing board members of the right calibre. In addition, the present employment agreements were concluded before the introduction of the Tabaksblat Code.

The employment contract of Sjoerd van Keulen stipulates that he is entitled to a termination fee if the employment contract is terminated in the event of an acquisition/merger and the position of chairman of the Executive Board is not available, or that the position is substantially altered and a similar position cannot be offered. The termination fee will amount to the remaining fixed income for the period starting on the termination date of the employment contract to 1 January 2009, plus a short-term bonus to be determined by the Supervisory Board, which will be based on the average of the short-term bonuses paid between 1 January 2006 and the date the contract is terminated.

The company deviates from best-practice provision II.2.7 of the Tabaksblat Code concerning the maximum severance payment in case of involuntary dismissal, as the employment contracts of the present members of the Executive Board were concluded before the Code was published. The employment contracts will not be adjusted in this respect. See also the section Deviations from the Code in the Corporate Governance chapter.

Overview of the remuneration in 2007

1 Fixed salary

As per 1 January 2007, the fixed salary of the Executive Board members was raised by 0.5% and as per 1 July 2007 by 3%, in accordance with the CLA (Collective Labour Agreement) of SNS REAAL.
In order to ensure that the level of the fixed salary is in line with the relevant markets, the Supervisory Board will periodically review the fixed salary. The current standard levels are slightly above the average of the relevant market. Other than in response to CLA-adjustments, the standard fixed-salary levels of the Executive Board members have not been adjusted since 2002.

2 Short-term bonus

If the targets are achieved on an at-target level, the Executive Board members will receive 40% of the fixed salary as an annual bonus. In that case the chairman of the Executive Board can receive a bonus of 50% of his gross fixed annual salary. Under the short-term bonus scheme, if the performance was excellent, the maximum bonus for the Executive Board members can amount to 60%, and to 75% in the case of the chairman of the Executive Board. The short-term bonus is paid in cash.

For the short-term bonus, the performance of the members of the Executive Board is assessed in three areas:

1 Financial and operational performance (weighting factor 50%), including the return on shareholders' equity, earnings per share, risk control and the efficiency ratio and operating cost/premium ratio.

2 The contribution to the achievement of the strategic objectives (weighting factor 25%), including acquisitions, the progress of the integration of acquired companies, the development of market shares.
3 Individual performance based on individual competencies (weighting factor 25%).

Based on the achievement of the above-mentioned objectives, the Supervisory Board has set the 2007 short-term bonus as follows:
This bonus will be paid out in 2008, and has been recognised as an expense in the income statement under staff costs.

Table 27: Short-term bonus 2007

Executive board member	Bonus percentage achieved	Short-term bonus
S. van Keulen	70%	€ 421,045
C.H. van den Bos	55%	€ 249,184
M.W.J. Hinssen	55%	€ 249,184
R.R. Latenstein van Voorst	55%	€ 249,184
Total		€ 1,168,597

Bonus for 2006
The bonus realisation for 2006 has been adopted by the Supervisory Board in 2007. The Supervisory Board considered the general performance of the members of the Executive Board in 2006 sufficient to warrant a bonus of 40% of their fixed salary. The bonus for the chairman of the Executive Board amounted to 50% of the gross fixed annual salary. The bonus based on performance in 2006 was paid out in April 2007, and was recognised in 2006 as an expense in the income statement under staff costs.

3 Long-term bonus
The new long-term bonus scheme for the members of the Executive Board applies for the first time for the year 2007. This new bonus scheme fits in with the development of SNS REAAL into a more performance-focused company, and also serves to bind the members of the Executive Board to SNS REAAL for a longer period of time. The long-term bonus scheme for the members of the Executive Board aims to align the interests of the shareholders and the board members, as well as promoting SNS REAAL share ownership.

The long-term bonus for the members of the Executive Board is granted annually in the form of a conditional entitlement to SNS REAAL shares. The value of the SNS REAAL shares to be conditionally granted to the members of the Executive Board at the time of the conditional award will amount to 40% of their gross fixed annual salary. A percentage of 50% of his gross annual fixed salary applies to the chairman of the Executive Board. Three years after the conditional granting of the shares, the shares are vested by the Supervisory Board. The number of shares to be vested, is calculated based on the conditional award and the extent to which the following performance criteria have been satisfied:
Participation in the long-term bonus scheme by the members of the Executive Board is conditional on the Executive Board members building up a SNS REAAL shareholding from their own funds and holding these shares in deposit. A target level has been established for the board members of one gross fixed annual salary and a maximum period of six years in which this deposit must be built up gradually. There will be an annual test to confirm that the conditions have been satisfied. If the build-up is insufficient, the board member must supplement the deposit.

Table 28: Performance criteria

Performance criteria	Target	Bonus
Average ROE for three calendar years	15%	0% - 70%
Total Shareholder Return, weighted based on: - Sector peer group: Comparable financial institutions** - The Amsterdam MidKap Index	 At least 6th position At least 11th - 13th position	0% - 70%
Scores from: - Employee satisfaction survey - Customer satisfaction survey - Business partner satisfaction survey	At the discretion of the Supervisory Board	 0% - 10% 0% - 10% 0% - 10%
Total		0% - 170%

*) The bonus to be granted is calculated by multiplying the relevant bonus percentage by the number of shares conditionally granted
**) The sector peer group was determined in May 2007 and comprises ten other companies beside SNS REAAL: CNP Assurance, Nordea Bank, Storebrand, Northern Rock, Unipol, Swiss Life, Fortis, Irish Life & Permanent, ING, Brandford & Bingley. The reserve list includes Den Norske Bank and subsequently Grupo Catalan Occidente. Any larger or other substantial amendments are subject to the Supervisory Board's decision.

There is a 'share matching model' in force related to this mandatory build-up, whereby the company will match a payment into the deposit with SNS REAAL shares equal to 25% of the net value of the payment until the target level is reached. The first regular awards based on the new long-term bonus scheme have taken place in 2007.

Table 29: Long-term bonus for the members of the Executive Board 2007

	Number of shares long-term bonus scheme		Number of shares in matching model *)	Total number of shares	Market value as at 31 Dec 2007 (x € 1,000)
	One-off award	Regular			
S. van Keulen	23,073	16,898	5,769	45,740	703
C.H. van den Bos	13,904	10,183	3,476	27,563	423
M.W.J. Hinssen	13,904	10,183	3,476	27,563	423
R.R. Latenstein van Voorst	13,904	10,183	3,476	27,563	423
Total	64,785	47,447	16,197	128,429	1,972

*) Actual transfer in 2008 subject to approval by the extraordinary general meeting of shareholders at 29-1-2008.

When the long-term bonus scheme commenced in 2007, the Supervisory Board also awarded shares to the members of the Executive Board as a first payment into the share deposit and in the context of the successful flotation in 2006. These shares must be held for a five-year period, for which reason their transfer has been restricted. The number and the movements of the shares awarded in 2007 was as stated above.

The fair value upon award date of the in the financial year unconditionally (€ 1,798 thousand) and the conditionally (€ 853 thousand) awarded shares amounted to € 2,651 thousand. The fair value of the conditionally awarded shares will be recognised in the income statement under staff costs for the period in which the shares vest (3 years). The total unrecognised costs relating to performance shares amounted to € 675 thousand as at 31 December 2007 (2006: nil).

4 Other benefits and emoluments

Pensions

The members of the Executive Board participate in the same pension scheme as all SNS REAAL employees. Thus, the members of the Executive Board pay a member's contribution, which in accordance with the SNS REAAL CLA will rise from 1% in 2004 to 4.5% in 2008. This contribution is levied on the pensionable salary. The transition from a final-pay pension scheme to an average-pay pension scheme also applies to the members of the Executive Board.

In principle, a retirement age of 62 applies for the members of the Executive Board. Rien Hinssen and Cor van den Bos have a retirement age of 60. Due to the introduction of the VPL Act on 1 January 2006, this is no longer possible in combination with the original accrual rate for the lifelong retirement pension, 1.85%. Therefore, this accrual rate has been reduced to 1.55%. Rien Hinssen and Cor van den Bos have been compensated for this change by means of a supplementary pension right of 0.3% accrual per participation year. This compensation makes use of the fiscal possibility to grant additional pension rights if and to the extent that in the past fewer pension rights were accrued than permitted under tax rules. The pensions are administered by SNS REAAL's independent pension fund.

Other remuneration components

The other secondary remuneration components are in line with the market and the conditions that apply to most other employees. The board members do not receive the usual discount on mortgage terms as apply for other employees. The board members receive an expense allowance consisting of a gross and a net component. For business travel (including commuting), the board members are allocated a company car with driver. A contribution is also paid for health premiums and childcare. For some components, the board members pay a contribution.

Remuneration of the Executive Board in 2007

The total of salaries and bonuses paid to the individual Executive Board members is set out below.

Remuneration Supervisory Board 2007

At the AGM of 9 May 2007, a change to the remuneration of Supervisory Board members was approved. The fixed remuneration was raised to € 30,000 for a member of the Supervisory Board, to € 35,000 for the vice-chairman, and to € 45,000 for the chairman. The remuneration for participation in committees remained unchanged at € 7,000 for membership of the Audit Committee; for the other committees a remuneration of € 3,250 applies. Finally, a fixed expense allowance of € 2,000 on average is provided.

The total remuneration paid to the individual Supervisory Board members is set out below.

Table 30: Remuneration Executive Board 2007

In € thousands	Fixed salary	Pensions and other remuneration components	Bonus		Total
			Short-term	Long-term	
S. van Keulen	604	125	421	704	1,854
C.H. van den Bos	459	95	249	424	1,227
M.W.J. Hinssen	459	95	249	424	1,227
R.R. Latenstein van Voorst	459	95	249	424	1,227
Total	1,981	410	1,168	1,976	5,535

*) Relates to bonus 2006 which was determined by the Supervisory Board in 2007 (€ 1,798) and the share of the conditional awarded 2007 long term bonus attributed to 2007 (€ 178).

Table 31: Remuneration Executive Board 2006

In € thousands	Fixed salary	Pensions and other remuneration components	Profit sharing and bonuses	Long term bonus	Total
S. van Keulen	590	129	537**	--	1,256
C.H. van den Bos	449	98	188	--	735
M.W.J. Hinssen	449	98	226***	--	773
R.R. Latenstein van Voorst	449	98	188	--	735
Total	1,937	423	1,139	--	3,499

*) Relates to paid out profit sharing and bonuses for the financial year 2006.
**) Including € 225,000 paid in 2007 for renewing the contract until 1 January 2009.
***) Including jubilee gratification.

Table 32: Mortgages Executive Board

In € thousands	Outstanding as at 31 December*		Average interest rate		Redemptions	
	2007	2006	2007	2006	2007	2006
S. van Keulen	--	--	--	5.5%	--	194
M.W.J. Hinssen	541	549	4.5%	4.5%	--	9
Total	541	549	4.5%			203

*) Excluding accrued saving components of savings mortgages.

Table 33: Remuneration Supervisory Board 2007

In € thousands	As Board member	As member of a committee	Total
J.L. Bouma	45	19	64
H.M. van de Kar	35	13	48
J.V.M. van Heeswijk	30	9	39
J. den Hoed	11	3	14
S.C.J.J. Kortmann	30	15	45
R.J. van de Kraats	30	9	39
J.E. Lagerweij	30	2	32
H. Muller	30	13	43
Total	241	83	324

*) Including other allowances.

Table 34: Remuneration Supervisory Board 2006

In € thousands	As Board member	As member of a committee	Total
J.L. Bouma	38	18	56
H.M. van de Kar	30	9	39
J.V.M. van Heeswijk	25	8	33
J. den Hoed	25	8	33
D. Huisman (until 30-6-2006)	12	4	16
S.C.J.J. Kortmann	25	14	39
R.J. van de Kraats (from 12-10-2006)	6	2	8
J.E. Lagerweij (from 12-10-2006)	6	--	6
H. Muller	25	12	37
Total	192	75	267

*) Including other allowances.

Table 35: Mortgages Supervisory Board

In € thousands	Outstanding as at 31 December		Average interest rate		Redemptions	
	2007	2006	2007	2006	2007	2006
H.M van de Kar	120	120	6.6%	6.6%	--	--
J.V.M. van Heeswijk	155	311	5.0%	4.5%	156	--
S.C.J.J. Kortmann	97	102	4.4%	4.4%	5	15
H. Muller	68	68	6.7%	6.7%	--	--
Total	440	601			161	15

Framework for business control

Doing business requires taking risks and demands a consistent and transparent assessment of opportunities and risks, aimed at growth and the continuity of the company. A financial services provider that plays a key role in society must weigh opportunities and risks at all levels of the organisation with due care.

Within SNS REAAL, the Executive Board is responsible for maintaining a company culture and business operations in which such assessments can be and are made.
The Executive Board is also responsible for laying down strategic and financial objectives for the organisation.

In order to manage the dynamics between the existing business operations and the objectives, the Executive Board has created a framework for the organisation. These frameworks comprises the following:

1 The strategy and strategic risk analyses, to manage the objectives of the business units and the organisation as a whole.
2 The organisational structure, to manage new or external impulses (e.g. through takeovers and reorganisations) and to streamline management focus.
3 Policy documents and group policy, to manage the powers, responsibilities and activities of the management boards.

4 Executive, management and Young Talent development programmes, to manage staff quality and appointments ('the right person in the right place').

5 The remuneration structure, to manage incentives that encourage employees to achieve objectives.
6 The risk profile, to manage risk taking and risk restriction.
7 Risk management and internal control, to manage predictability of performance, prevent unforeseen losses and ensure the reliability of information.

The management boards of the business units are responsible for the day-to-day operational management within the policy frameworks established by the Executive Board. The management boards prepare operational plans annually to enable the Executive Board to assess whether the company's strategy is being translated into operations coherently and whether the proposed changes to business operations remain within the agreed framework.

The management boards delegate the responsibility to managers to ensure ethical and controlled business processes whereby the objectives set in the operational plans can be accomplished. The management boards use risk assessments, business plans, management objectives and frameworks of standards in order to implement the desired and necessary changes.

SNS REAAL operates in several financial markets and is thus exposed to movement and change in the associated factors, such as interest rates, capital markets and actuarial assumptions. This may lead to volatility of the financial results, which may be increased by the IFRS rules. The operational activities themselves and the direction of the business units may also lead to volatility. This is what the system for risk management and internal control (business control) is geared to handle.

SNS REAAL has laid down the interaction between internal control and the previously mentioned management frameworks in a proprietary framework for business control, which is similar to the COSO Enterprise Risk Management system. This forms the basis for controlling risk management processes in areas such as strategy, operations, integrity (including compliance) and financial reporting. The point of departure is that entrepreneurship in financial services demands a high level of risk awareness.

In our opinion, SNS REAAL is more in control when the organisation is better able to achieve its objectives without exceeding the risk limits for ethical and controlled business operations. In this context, management objectives and their impact on strategy, operations, integrity (including compliance) and financial reporting are increasingly considered in mutual context. This improves the quality of management decisions. This results in further integration of risk management and internal control of non-financial risks.

The management boards of the business units carry primary responsibility for keeping the administrative organisation, internal control and risk management of their own business unit efficient and effective. The second perimeter of risk management and internal control consists of a number of staff departments that advise line management on policy and standards, support change procedures and monitor those positions, and perform audits on behalf of line management. The third and final perimeter consists of the internal audit department, which is responsible for independently auditing the entire system of risk management and internal control.

SNS REAAL reviews the organisation of procedures in a structured way and constantly implements goal-oriented improvements to existing risk management measures, carefully balancing deliberate acceptance of risks and changed risks on the one hand, and the relative costs and benefits of tightening, deepening and fine-tuning risk management measures already in place on the other hand. In this way, when we take risks, they are well-considered and controlled, based on our entrepreneurial outlook, and in accordance with an approach that matches our strategy. The framework for business control therefore offers a reasonable but not an absolute guarantee that risks are excluded with certainty. It does not guarantee that, for instance, human error, the conscious by-passing of control procedures by employees acting in concert, or the evasion of control mechanisms by management will not occur.

Figure 66 shows how we achieve control, the tools we use, and how we ensure at each level that the activities are performed within the prescribed frameworks and accounted for. In the next section, the Executive Board will state to what extent it believes SNS REAAL to be in control.

In-control statement

SNS REAAL has set up a procedure to establish every half year the extent to which the boards of management of each business unit are demonstrably in control. Key input for this procedure are the regular in-control reports per business unit. These reports are based on the set-up and functioning of SNS REAAL's business control framework, and give insight into the quality of


Assigning accountability
Strategic goals and plan
Strategic risk analysis
Executive Board framework
Policy framework
Strategic
Executive Board provides direction and creates frameworks and conditions
Main business units develop frameworks and provide support
Supervisory Board monitors
Annual Report
Executive Board Risks reports
Business plans
Control objectives
Risk analyses
Tactical
Management is given overall responsibility and can be held accountable
Management reports
Quarterly reports business units
Quarterly reports audit
Risk reports
Balanced Business Scorecard
Administrative Organisation
Performance and Competence Assessment
Operational
Management manages own areas
Business units (central and local) offer support per function area at the request of management
Risk analyses
Internal control investigation
Safety investigations
Credit risk management
Compliance investigation
Audit reports
Other reports
Rendering accountability

the existing (risk) management procedures in the areas of operations, integrity (including compliance) and reporting, including financial reporting.

The board of management of each business unit states whether they have identified the main risks and corresponding control measures with a reasonable degree of certainty, which improvements have been made to the (risk) management procedures, whether the established control measures function adequately and which aspects the relevant business unit intends to improve further. The board of management include in their assessments major changes in the internal and external environment and major changes taking place within their business unit. The outcomes of periodical risk assessments are also included in their statements. Additionally, the board of management state whether they expect the risk management system to work adequately during the next one-year period. The internal statements are assessed in conjunction by the Board of Directors of SNS Bank and REAAL Verzekeringen and form the basis for the internal statement that every director prepares. The statements from the Boards of Directors translate into the external in-control statement which is discussed with the Audit Committee. We derive a reasonable degree of certainty from this structure that risks are recognised and adequately controlled.

The assessment of the internal statements also identifies points of attention for the Boards for the subsequent year. For the period up to year-end 2008, these include:

- The integration of AXA NL Combined and Zwitserleven.
- The conclusion of the change in the formal structure and process organisation of the collaboration between SNS Fundcoach and its main partners.
- Further improvement of the demonstrability of compliance of the AO/IC of SNS Property Finance.
- Finalisation of demonstrable control of logical system access security in support of SNS REAAL's primary processes.
- Sustainable quality and timely availability of source data from the primary processes.
- Attracting, developing and retaining talent.

With regard to the financial reporting, we have identified the key (risk) control measures whose demonstrable effect was reinforced and established in 2007. Based on that, we have obtained a reasonable degree of certainty that the financial reporting does not contain any material misstatements. The financial reporting process at this time gives us no reason to expect that it should not work adequately in 2008. Further improvements will be introduced in 2008, including:

- Further improving the demonstrable effect of control measures for (financial) reporting and for the (risk) disclosures on the optimisation and control of the conclusion and reporting processes, in particular in relation to the integration of acquired companies.
- Preventing double controls aimed at the effect of control measures in the areas of operations, integrity and (financial) reporting by improving coherence;
- Guaranteeing the quality of the models, parameters and tables used.

Compliance with the Tabaksblat Code

As a result of the stock exchange listing in 2006, the Dutch Corporate Governance Code (the Tabaksblat Code) now formally applies to SNS REAAL. In formulating a policy with regard to the Code, SNS REAAL has already decided to follow the Code's principles to a significant degree. In this section, we detail the way in which the provisions of the Code pertaining to the executive board and the supervisory board are actually applied at SNS REAAL. SNS REAAL strongly believes that the choices made with regard to the legal structure and decision-making process have improved the effectiveness of the management organisation.

The Code was established on 9 December 2003 by the Tabaksblat Commission and contains 21 principles and 113 best-practice provisions relating to the Executive Board, the Supervisory Board, shareholders and the Annual General Meeting of Shareholders, financial reporting and the auditor.

The Code applies to all companies listed on the Dutch stock exchange. These companies are obliged to state in their annual reports the application of the principles and best practices of the Code, relating to the Management Board and the Supervisory Board of the company. In the event a company has not applied these principles or best practices, or does not plan to do so in the current and following annual accounting period, it must explain why in the annual report.

Deviations from the Code

The Code states that the company is also in compliance with the Code if the Annual General Meeting of shareholders has approved the corporate governance structure and sanctions the deviations from the Code's principles. In this context, SNS REAAL believes it is currently better to deviate from a limited number of best-practice provisions.

Best-practice provision II.1.1: 'A management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time'.

The chairman of the Executive Board was appointed in 2002 for a period of four years. He was reappointed in 2006 to 1 January 2009. The other members of the Executive Board were appointed for an indefinite period, in line with the statutory provisions prevailing at the time, before the Code came into existence. SNS REAAL considers it inappropriate to change the terms of the employment contracts in this respect. However, when new directors are appointed, due consideration will be given to whether this principle should then be applied in the interest of the company and its stakeholders. The company is confident that maintaining the possibility to enter into a contract on an individual basis is an important factor in securing board members of the right calibre.

Best-practice provision II.2.3: 'Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

The shares in SNS REAAL granted to the members of the Executive Board in the context of the long-term bonus scheme are conditionally awarded for a period of three years. The shares vest upon expiry of this period. The number of shares that vest, is calculated on the basis of the conditional award and the extent to which the performance criteria have been satisfied. Transfer of these shares is restricted for a period of three years after the vested shares in SNS REAAL have been transferred to the members of the Executive Board. Formally, then, this does not constitute a period of five years. SNS REAAL believes that the period is satisfied in actuality, as it believes that the period of the unconditional award should be taken into consideration as well. In the event a member of the Executive Board has reached his target level (for the definition of 'target level', see the section Remuneration report 2007 under the heading 'long-term bonus' in the chapter on Corporate Governance), this three-year transfer restriction period does not apply to the number of SNS REAAL shares that exceed of the target level. The free shares obtained by the Executive Board members if they buy SNS REAAL shares themselves, are independent of the achievement of pre-set goals. Here the long-term bonus scheme thus deviates from the Code as well. The reason for this deviation is that SNS REAAL wishes to promote ownership of SNS REAAL shares in order to reach target level.

Best-practice provision II.2.7: Best-practice provision II.2.7: 'The maximum remuneration in the event of dismissal is one year's salary (the 'fixed' remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary'.
The terms of employment of the current members of the Executive Board were contracted before the introduction of the Code and deviate from this principle. The employment contracts will not be adjusted in this respect.

Best-practice provision III.2.1: 'All supervisory board members, with the exception of no more than one person, shall be independent within the meaning of best-practice provision III.2.2'.
The Code's premise is that a Supervisory Board member is not independent if he is an Executive Board Member with a legal entity that holds at least ten percent of the shares in the company. Stichting Beheer SNS REAAL holds more than 10% of the shares in SNS REAAL. Three of the eight members of the Supervisory Board of SNS REAAL are members of the Stichting's board. Although the majority of the members of the Supervisory Board is independent, two members do not qualify according to the above description. SNS REAAL is of the opinion that the nature and aims of the majority shareholder can and should be distinguished from those of majority shareholders of many other companies. The majority shareholder in this case is a 'foundation', which thus has no members or shareholders, and whose role is limited. The foundation's mission is inter alia to represent the interests of SNS REAAL. This objective is anchored in the foundation's Articles of Association. The Supervisory Board members of SNS REAAL are also obliged by law to act in the interests of the company and its associated companies. Given this, SNS REAAL sees no reason to change the current situation.

Best-practice provision III.6.2: 'A supervisory board member shall not take part in a discussion and/or decision-making on a subject or transaction in relation to which he has a conflict of interest with the company'.
Depending on the specific circumstances, a situation may arise in which the two members of the Supervisory Board who also sit on the board of the foundation may have a conflict of interest with regard to certain topics or transactions, in connection with their position in the foundation's management. SNS REAAL believes that such a conflict of interest, in view of the special objectives of the Stichting Beheer SNS REAAL, will rarely come to pass in actual practice. For those reasons, it has been decided that (I) the two members of the Supervisory Board who sit also on the foundation's board shall not take part in discussions and decisions taken within the Supervisory Board on agreements between SNS REAAL and the Stichting Beheer SNS REAAL and (II) in principle, in all other cases they shall take part in discussions and decision-making in the Supervisory Board context.

Other principles of the Code – Executive Board
Rule: The duties and working methods of the Executive Board are laid down in regulations approved by the Supervisory Board. These regulations are posted on the website of SNS REAAL.

Other positions: As laid down in the regulations, acceptance of a supervisory board position with a listed company by a member of the Executive Board must be approved by the Supervisory Board. Significant other positions must be reported to the Supervisory Board. In agreement with the Code, the regulations ultimately determine that a member of the Executive Board must not take on more than two Supervisory Board directorships with listed companies.

Remuneration and shareholding: Members of the Executive Board are bound by the 'SNS REAAL Private Investment Transactions Ruling' and the 'SNS REAAL Securities Ownership and Transactions. The employment contract of Sjoerd van Keulen stipulates that he is entitled to a termination fee if the employment contract is terminated in the event of an acquisition/merger and the position of chairman of the Executive Board is not available, or that the position is substantially altered and a similar position cannot be offered. The termination fee will amount to the remaining fixed income for the period starting on the termination date of the employment contract to 1 January 2009, plus a short-term bonus to be determined by the Supervisory Board, which will be based on the average of the short-term bonuses paid between 1 January 2006 and the date the contract is terminated.

Other principles of the Code – Supervisory Board
Rule: The duties and working methods of the Supervisory Board, including the relationship with the Executive Board and the general meeting of shareholders, are laid down in regulations. In addition, there are regulations for the Audit Committee and for the Remuneration, Selection and Appointment Committee. All regulations are posted on the SNS REAAL website.

Remuneration and shareholding: The general meeting of shareholders sets the level of remuneration of Supervisory Board members. The remuneration of Supervisory Board members is not dependent on the results of the company. The Supervisory Board members are also bound by the 'SNS REAAL Private Investment Transactions "Ruling' and the 'SNS REAAL Securities Ownership and Transactions "Ruling'.

Profile: In 2005 the Supervisory Board drew up a profile for its intended size and composition. The Supervisory Board will discuss every change in the profile in the general meetings of shareholders and with the Works Council. The profile can be found on the SNS REAAL website.

Committees: The internal regulations of the Audit Committee and Remuneration, Selection and Appointment Committee describe the role and responsibility of the committees and how they should carry out their duties. The report of the Supervisory Board provides information on the most important topics discussed. While the Tabaksblat Code stipulates the existence of a remuneration committee separate from a selection and appointment committee, SNS REAAL has opted to merge these committees. The reason for this is that the Supervisory Board wished to appoint the same individuals to these committees, and that in its opinion, partly in view of the related spheres of activity, it would not be efficient to have two committees.

Capital structure and voting rights

All the shares in SNS REAAL are listed on the stock exchange. SNS REAAL has only issued ordinary shares, of which 54.3% is currently held by Stichting Beheer SNS REAAL. SNS REAAL has not attached any preferential voting rights to its shares.

At the extraordinary general meeting of shareholders of 29 January 2008 it was decided to amend the Articles of Association of SNS REAAL. The amendment is in connection with the proposed takeover of the Dutch and Belgian activities of Swiss Life, which includes Zwitserleven, Swiss Life Asset Management (Netherlands) and Swiss Life Belgium ('the Zwitserleven acquisition'). The Articles of Association will be amended by execution of a deed amending the Articles of Association executed before a civil-law notary in the days preceding completion of the Zwitserleven acquisition. The draft deed amending the Articles of Association can be consulted on www.snsreaal.com. The deed provides for the introduction of shares B ('Shares B') and the related amendments to the present Articles of Association of SNS REAAL. The Shares B are issued to the Foundation for a total issue price of €600 million in cash. The nominal value of each Share B equals the nominal value of the shares. The total nominal amount of the Shares B is €9.78. The issue price consequently exceeds this total nominal amount by €599,999,990.22. This surplus will be added to the share premium reserve that will be linked to the Shares B in the capital of SNS REAAL.

The Shares B have the following characteristics:

1. No preferential voting rights are attached to the Shares B. Accordingly, the Shares B will entitle the holder to cast a total of six votes at the general meeting of shareholders of SNS REAAL.
2. The Shares B do not entitle the holder to any accrued or future profit reserves.
3. The dividend yield on the Shares B will always be lower than that on the ordinary shares. The Shares B entitle to a dividend that depends on the dividend distributed on ordinary shares, such that the dividend yield of the Shares B (expressed as a percentage of the total nominal amount of the Shares B and the share premium reserve and share premium recovery reserve) will amount to ninety percent (90%) of the dividend yield of the ordinary shares (expressed as a percentage of the average closing price of the ordinary shares in the final three months of the relevant financial year).
4. The Articles of Association as they will read after the aforementioned amendment will contain a formula in connection with the dividend to be paid on the Shares B, where it will be assumed that, annually, 45% of the freely distributable profits, after deduction of the dividend for the Shares B, will be paid as dividend to the holders of the ordinary shares. However, SNS REAAL's dividend policy allows for the distribution of a lower percentage in any given financial year. For such an event, the Foundation and SNS REAAL will agree in the deed of issuance that the Foundation will relinquish, for the benefit of SNS REAAL, any excess dividend on the Shares B that was paid out.
5. If in any financial year the distribution percentage in respect of the ordinary shares should be higher than 45%, the Foundation will not receive any compensation.
6. In so far as any future losses are charged against the share premium amount to be paid on the Shares B, any profits made subsequently will be used to make clear the deficit.
7. The Shares B are not freely transferable.

In the deed of issuance of the Shares B, SNS REAAL and the Foundation will agree that if a material change occurs in the control of SNS REAAL, including the situation that the Foundation is no longer the major shareholder of SNS REAAL, SNS REAAL will submit a proposal to the Foundation for refinancing of the amount of €600 million that is to be paid on the Shares B.

The aforementioned amendment to the Articles of Association will furthermore have the following results:

- The shares that currently form part of the issues capital of SNS REAAL will be converted into ordinary shares;
- The currently existing profit reserve and share premium reserve will be linked to the ordinary shares; and
- The balances of the other existing freely distributable reserves will be added to the profit reserve that is linked to the ordinary shares.

Pre-emptive right

In principle, every shareholder has a pre-emptive right to shares issued by SNS REAAL in proportion to the aggregate amount of his shareholding. No pre-emptive right exists in respect of shares that are issued for a consideration other than in cash or shares issued to employees of SNS REAAL or any of its group companies. Pre-emptive rights may be limited or excluded by a resolution of the Annual General Meeting of Shareholders (AGM). Such a resolution requires at least a two-thirds majority of the votes cast if less than half of the issued share capital is represented at the meeting. The AGM may designate the Executive Board as the competent body. In that case, the Executive Board may limit or exclude the pre-emptive right subject to the approval of the Supervisory Board. The Executive Board may only be designated for a limited period of no more than five years, which designation may be extended each time by no more than five years. The Executive Board has been designated by the AGM as the competent body to resolve on the restriction or exclusion of the pre-emptive right. This authority ends on 9 October 2008 unless the AGM extends the designation. The aforementioned amendment of the Articles of Association does not change the pre-emptive right as set out above.

Rights in respect of AGMs and EGMs

One or more shareholders, representing at least ten percent of the issued capital, may request the Executive and Supervisory Board to convene a (extraordinary) general meeting of shareholders, stating the items to be discussed.

One or more shareholders and persons with meeting rights, representing at least one-hundredth part of the issued capital or representing a nominal value of at least € 50 million may request items to be placed on the agenda of the AGM. The request for such items to be placed on the agenda must be made to the Executive Board at least 60 days before the day of convocation of the AGM. The Executive Board may decline to place the items on the agenda if it thinks doing so would prejudice the vital interests of the company.

All shareholders and others who are entitled to attend the AGM are permitted to address the meeting and to vote, insofar as they are entitled to vote. Every share entitles the holder to cast one vote at the AGM.

Transfer of shares

SNS REAAL has set no restrictions on the transfer of its shares. The Articles of Association of SNS REAAL contain no share transfer restriction clause and there is no agreement between the company and any shareholder that might result in the restriction of the transfer of shares.

The Shares B, which will be part of the issued capital of SNS REAAL after the aforementioned amendment to the Articles of Association, may pursuant to the then applicable Articles of Association only be transferred subject to the prior approval of the Executive Board, subject to the approval of the Supervisory Board.

Stichting Beheer SNS REAAL

The Foundation is the majority shareholder of SNS REAAL. At the IPO, it reduced its interest from 100% to 65.5%. Two of its five Board Members are also members of the Supervisory Boards of SNS REAAL, SNS Bank N.V. ('SNS Bank') and REAAL Verzekeringen N.V. ('REAAL Verzekeringen'). In 2006 two independent trustees were appointed to the board, one of whom became the new chairman. In May 2007, at the share issue related to the financing of the acquisition of AXA NL Combined, the Foundation sold another 15.2 million shares. As a result, the liquidity and free float of the SNS REAAL stock improved and the Foundation's interest in SNS REAAL was further reduced from 65.5% to 54.3%. As set out above, the Foundation will acquire six Shares B upon completion of the acquisition of Zwitserleven.

The Foundation was established in 1988. The goals of the Foundation are to participate in SNS REAAL's capital in the form of shares and to represent SNS REAAL's interests in such a way that the interests of the company and all its stakeholders are safeguarded, and to make disbursements of a philanthropic or social nature.

The Board of the Foundation comprises Rob Zwartendijk (chairman), Jan Overmeer (vice-chairman), Bas Kortmann, Jean den Hoed and Henk Muller. Den Hoed (until 9 May 2007), Kortmann and Muller are also members of the Supervisory Board of SNS REAAL.

Limitations of voting rights, terms to exercise voting rights and the issue, with the cooperation of the company, of depositary receipts.

SNS REAAL has not limited the voting rights. Majority shareholders have the same voting rights as other shareholders.

The Executive Board can resolve to designate as entitled to vote or entitled to attend the meeting, those who (I) are shareholders on a specific date set by the Executive Board and (II) are registered as such in a register designated by the Executive Board (or one or more parts thereof), provided (III) the holder of the register, at the request of the applicant, has given notice in writing to the company prior to the AGM that the relevant shareholder intends to attend the AGM, regardless of who the shareholder is at the time of the AGM. The requirement stated under (III) also applies to the holder of a written proxy provided by a shareholder. The notice must contain the name and the number of shares which the shareholder is entitled to represent at the AGM. The date of registration and the date by which the intention to attend the AGM has to be made known cannot be earlier than the period set by law. The convocation of the AGM will contain those dates (insofar as applicable), as well as the place and the manner in which registration and notification will take place.

SNS REAAL is not authorised to cooperate in the issue of depositary receipts. The aforementioned issue of the Shares B will have no impact on the above.

Articles of Association and Rules

The following Articles of Association and Rules may be consulted on www.snsreaal.com: Statuten Stichting Beheer SNS REAAL, Statuten SNS REAAL N.V., Profielschets Raad van Commissarissen, Reglement Raad van Commissarissen, Reglement Raad van Bestuur, Reglement Remuneratie- selectie- en benoemingscommissie, Reglement Audit-commissie, Klokkenluidersregeling, Reglement Privé-beleggingstransacties.



Be where your customers are

A study by the food retail agency Centraal Bureau Levensmiddelen shows that 66% of consumers likes seeing a cash dispenser in a store. HEMA and SNS Bank have responded to that demand. By placing a total of 300 cash dispensers in HEMA stores, the shopping public will be able to withdraw money even more easily. Which brings SNS Bank exactly where it wants to be: nearer to our customers.



Financial Statements 2007

Contents

Consolidated balance sheet

Before profit appropriation and in € millions	31-12-2007	31-12-2006
Assets		
Goodwill and other intangible fixed assets 1	2,040	883
Tangible fixed assets 2	425	320
Investments in associated companies 3	127	139
Investment property 4	169	135
Investments 5	21,067	10,626
Investments for insurance contracts on behalf of policyholders 6	7,235	3,955
Derivatives 7	1,161	943
Deferred tax assets 8	283	66
Reinsurance contracts 17	483	338
Loans and advances to clients 9	63,045	56,700
Loans and advances to credit institutions 10	1,631	3,769
Corporate income tax 11	216	250
Other assets 12	851	658
Cash and cash equivalents 13	4,341	960
Total assets	**103,074**	**79,742**
Equity and liabilities		
Share capital	426	383
Other reserves	2,791	2,498
Retained earnings	371	319
Equity attributable to shareholders 14	3,588	3,200
Third-party interests	3	--
Group equity	3,591	3,200
Participation certificates and subordinated debt 15	2,032	1,664
Debt certificates 16	35,212	31,259
Technical provisions insurance operations 17	24,858	13,283
Provision for employee benefits 18	199	68
Other provisions 19	43	29
Derivatives 7	959	692
Deferred tax liabilities 8	507	243
Savings 20	19,179	13,678
Other amounts due to clients 21	7,247	6,479
Amounts due to credit institutions 22	6,887	7,534
Corporate income tax 11	--	13
Other liabilities 23	2,360	1,600
Total equity and liabilities	**103,074**	**79,742**

The numbers next to the balance sheet items refer to the notes starting on page 213.

Consolidated income statement

In € millions	2007	2006
Income		
Interest income, banking operations	3,356	2,314
Interest expense, banking operations	2,522	1,715
Net interest income banking operations 24	834	599
Premium income	2,584	2,009
Reinsurance premiums	61	49
Net premium income 25	2,523	1,960
Commission and management fees	202	194
Commission and management fees due	19	40
Net commission and management fees 26	183	154
Share in the result of associated companies 27	9	13
Result on investments 28	842	612
Result on investments on behalf of policyholders 29	96	215
Result on derivatives and other financial instruments 30	43	21
Other operating income 31	13	2
Total income	**4,543**	**3,576**
Expenses		
Technical expenses on insurance contracts 32	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders 33	496	663
Acquisition costs for insurance operations 34	327	218
Value adjustments to financial instruments and other assets 35	63	35
Staff costs 36	604	498
Depreciation and amortisation of tangible and intangible fixed assets 2	67	52
Other operating expenses 37	256	210
Other interest expenses 38	182	48
Total expenses	**3,974**	**3,117**
Operating profit before taxation	**569**	**459**
Taxation 39	101	88
Net profit for the financial year	**468**	**371**
Attribution:		
Net profit attributable to shareholders	465	371
Net profit attributable to minority interests	3	--
Net profit for the financial year	**468**	**371**
Earnings per share (€) 40	1.87	1.65
Diluted earnings per share (€) 40	1.87	1.65

The numbers next to the income statement items refer to the notes starting on page 237.
Some of the comparative figures have been restated for comparison purposes.
Reference is made to the notes in section 2.3 of the accounting principles for the consolidated balance sheet and the consolidated income statement.

Consolidated statement of changes in shareholders' equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedging reserve	Fair value reserve	Profit-sharing reserve	Other reserves	Retained earnings	Equity attributable to shareholders	Third-party interests	Group equity
Balance as at 1 January 2007	383	376	49	89	202	25	1,757	319	3,200	--	3,200
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--	--	--
Transfer distributed interim dividend 2006	--	--	--	--	--	--	(52)	52	--	--	--
Unrealised revaluations from cash flow hedges	--	--	--	(62)	--	--	--	--	(62)	--	(62)
Deferred interest result from cash flow hedges	--	--	--	9	--	--	--	--	9	--	9
Unrealised revaluations	--	--	7	--	(175)	--	--	--	(168)	--	(168)
Realised revaluations through shareholders' equity	--	--	(6)	--	--	--	6	--	--	--	--
Realised revaluations through income statement	--	--	--	--	(106)	--	--	--	(106)	--	(106)
Change in profit-sharing reserve	--	--	--	--	9	(13)	4	--	--	--	--
Other movements	--	--	--	--	--	--	2	--	2	--	2
Amounts charged directly to shareholders' equity	--	--	1	(53)	(272)	(13)	331	(319)	(325)	--	(325)
Net profit 2007	--	--	--	--	--	--	--	465	465	3	468
Net profit	--	--	--	--	--	--	--	465	465	3	468
Share issue	34	316	--	--	--	--	--	--	350	--	350
Costs in connection with share issue	--	(8)	--	--	--	--	--	--	(8)	--	(8)
(Interim) dividend paid	9	(9)	--	--	--	--	--	(94)	(94)	--	(94)
Transactions with shareholders	43	299	--	--	--	--	--	(94)	248	--	248
Total changes in shareholders' equity 2007	43	299	1	(53)	(272)	(13)	331	52	388	3	391
Balance as at 31 December 2007	**426**	**675**	**50**	**36**	**(70)**	**12**	**2,088**	**371**	**3,588**	**3**	**3,591**

The share premium reserve includes the paid-up capital that has been paid in addition to the nominal value of the shares issued.

The revaluation reserve concerns land and buildings in own use.

The cash flow hedging reserve comprises the effective portion of the accumulated net change in the fair value of cash flow hedging instruments for hedged transactions that have not yet taken place. In cash flow hedge accounting, the changes in the fair value of derivatives are accounted for in the cash flow hedge reserve. This cash flow hedge reserve is released during the period that the cash flow from the hedged risk is realised.

The fair value reserve comprises the accumulated net change in the fair value of investments available for sale.

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedging reserve	Fair value reserve	Profit-sharing reserve	Other reserves	Retained earnings	Equity attributable to shareholders	Third-party interests	Group equity
Balance as at 1 January 2006	340	15	38	135	203	38	1,436	323	2,528	--	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--	--	
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	11	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77	--	77
Realised revaluations through shareholders' equity	--	--	1	--	--	--	(1)	--	--	--	
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--	--	
Revaluation deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13	--	13
Amounts charged directly to shareholders' equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)	--	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371	--	371
Net profit	--	--	--	--	--	--	--	371	371	--	371
Share issue	40	376	--	--	--	--	--	--	416	--	416
Costs in connection with share issue	--	(12)	--	--	--	--	--	--	(12)	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)	--	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352	--	352
Total changes in shareholders' equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672	--	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**	**--**	**3,200**

The profit-sharing reserve is maintained for insurance contracts with discretionary profit-sharing rights in the insurance portfolio. Profit sharing is awarded annually, largely on the basis of the surplus interest realised on fixed-income securities in the existing portfolio. Unrealised gains and losses on these fixed-income securities are taken to the fair value reserve; the part of these unrealised revaluations which might be available for future distribution to policyholders as profit sharing is taken to the profit-sharing reserve.

The other reserves consist of the retained profits of SNS REAAL.

The Executive Board will propose a dividend of € 0.82 per share for the 2007 financial year to the Annual General Meeting of Shareholders on 16 April 2008. As an interim dividend of € 0.36 per share was paid on 13 September 2007, the proposed final dividend amounts to € 0.46 per share. This dividend will be made payable fully in cash, distributed from profit. On 18 April 2007, the share will be traded ex-dividend and the dividend will be payable on 5 May 2008.

For more information please see the statement of changes in shareholders' equity in the notes to the company balance sheet of SNS REAAL (see page 249).

Consolidated cash flow statement

In € millions	2007	2006
Cash flow from operating activities		
Operating profit before taxation	569	459
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	53	45
Amortisation VOBA	27	6
Amortisation of acquisition costs	126	83
Changes in provisions and deferred taxes	(199)	(33)
Value adjustments to financial instruments and other assets	63	35
Value adjustments of investment property	(15)	(4)
Retained profit share in associated companies	(5)	(5)
Tax paid	(58)	(81)
Change in operating assets and liabilities		
Change in loans and advances to clients	(941)	(2,702)
Change in loans and advances to credit institutions	2,892	(3,252)
Change in savings	2,531	1,345
Change in trading portfolio	(681)	(226)
Change in technical provisions and provision for employee benefits	322	644
Revaluations of investments and derivatives	266	(141)
Change in debt certificates	(202)	(323)
Change in other operating activities	313	(384)
Net cash flow from operating activities	**5,061**	**(4,534)**
Cash flow from investing activities		
Proceeds from the sale of intangible fixed assets	--	2
Proceeds from the sale of tangible fixed assets	2	10
Proceeds from the sale of subsidiaries	61	7
Proceeds from the sale of investment property	25	3
Proceeds from the sale and redemption of investments and derivatives	4,065	5,180
Purchase of intangible fixed assets	(166)	(214)
Purchase of tangible fixed assets	(46)	(54)
Purchase of subsidiaries	(1,670)	(839)
Purchase of investment property	(9)	--
Purchase of investments and derivatives	(6,044)	(6,074)
Net cash flow from investing activities	**(3,782)**	**(1,979)**
Cash flow from financing activities		
Proceeds from issue of shares	342	405
Proceeds from issue of subordinated loans	377	267
Proceeds from issue of debt certificates	11,868	14,665
Redemption of subordinated loans	(24)	(210)
Redemption of debt certificates	(10,367)	(8,678)
Dividends paid	(94)	(52)
Net cash flow from financing activities	**2,102**	**6,397**
Cash and cash equivalents as at 1 January	960	1,076
Change in cash and cash equivalents	3,381	(116)
Cash and cash equivalents as at 31 December	**4,341**	**960**
Additional disclosure with regard to cash flows from operating activities:		
Interest income received	3,393	2,723
Dividends received	103	79
Interest paid	2,431	1,606

Accounting principles for the consolidated financial statements

Adoption financial statements

The consolidated financial statements of SNS REAAL N.V. (SNS REAAL) for the year ended on 31 December 2007 were authorised for publication by the Executive Board following their approval by the Supervisory Board on 13 March 2008.

1 General information

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V. and SNS Asset Management N.V. and their subsidiaries (referred to as the 'Group' or 'SNS REAAL'). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The main accounting principles used in the preparation of the consolidated financial statements and the company financial statements are set out in this section.

2 Basis of preparation

2.1 Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union (EU).

Pursuant to the option offered under Book 2, Title 9 of the Dutch Civil Code, SNS REAAL prepares its company financial statements in accordance with the same accounting principles as those used for the consolidated financial statements.

2.1.1 *Changes in published Standards and Interpretations effective in 2007*

IFRS 7 (Financial instruments: disclosures) requires additional information regarding risk management at SNS REAAL. This guideline is applied effective from the 2007 reporting year. The application of the guideline only impacts the notes, but not the recognition, presentation or accounting principles.

The adjustment of IAS 1 (Presentation of the Financial Statements) that has come into effect as of the financial year 2007 has been applied as of the financial year 2007. This only impacts the notes, but not the recognition, presentation or accounting principles.

As of the financial year 2007, SNS REAAL applied IFRS 8 (Operating segments) in advance. IFRS 8 requires that information by segment is recognised in the same way as in the internal management reporting. The application of this standard only impacts the notes, but not the recognition, presentation or accounting principles.

Three IFRIC interpretations have come into effect as of the financial year 2007. This concerns IFRIC 8 (Scope of IFRS 2), IFRIC 9 (Reassessment of Embedded Derivatives) and IFRIC 10 (Interim Financial Reporting and Impairment). The application of these IFRIC interpretations has not resulted in any adjustments to the accounting principles of SNS REAAL.

IFRIC & (Application of the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies) likewise applies to the financial year 2007; however, it is not relevant for SNS REAAL.

2.1.2 *Interpretations of existing standards or changes in standards, not yet effective in 2007*

IFRIC 11 (Group and Treasury Share Transactions) has been published and is effective as of the financial years starting on or after 1 March 2007. This standard has no material effect on the consolidated financial statements of SNS REAAL.

Several interpretations or changes in published standards have been published, but have not yet been accepted in the EU. SNS REAAL has not yet determined any consequences of such changes. This concerns IFRIC 12 (Service Concession Arrangements), IFRIC 13 (Customer Loyalty Programmes), IFRIC 14 (The Limit on a Defined Benefit Asset, Minimum Funding Requirements, and their Interaction), IAS 23 (Borrowing Costs) en IAS 1 (Presentation of Financial Statements).

2.2 Accounting principles used in the preparation of the financial statements

The accounting principles set out below have been applied consistently to all the periods presented in these consolidated financial statements, except in the key figures for 2004 and prior years. The key figures 2004 have been recalculated according to IFRS; however, without the application of IAS 32 (financial instruments: disclosure and presentation), IAS 39 (Financial instruments: recognition and valuation) and IFRS 4 (Insurance contracts) in accordance with IFRS 1. The 2003 and prior key figures have not been restated for IFRS.

The group entities have applied the accounting principles consistently to all periods.

Several accounting methods have been used in the preparation of these annual accounts. Fair value is used for land and buildings in own use, investment property, investments classified at fair value through profit or loss, for investments classified as available for sale, for derivatives and for liabilities on behalf of policyholders. All other financial assets (including loans and advances) and liabilities are measured at amortised cost. The book value of assets and liabilities that are measured at amortised cost that are part of a fair value hedge is restated to reflect the change in fair value that is attributable to the hedged risk. Non-financial assets and liabilities are generally measured at historical cost. Except for the cash flow information, the financial statements have been prepared on an accrual basis.

2.3 Changes in principles, estimates and presentation

2.3.1 *Changes in accounting estimates*

The acquisition of AXA NL Combined was cause to reassess the amortisation of the Value of Business Acquired (VOBA). As of 5 September 2007 (acquisition date AXA NL Combined), SNS REAAL amortises the VOBA on the basis of the profit flows of the underlying portfolios, rather than on a straight-line basis using the estimated average outstanding term to maturity of the underlying portfolios. The depreciation charge thus corresponds better with the results from the underlying portfolios. The amortisation of VOBA already capitalised prior to the acquisition of AXA NL Combined in 2007 based on profit flows is € 1 million lower than would have been the case on a straight-line basis (included under amortisation of intangible fixed assets). The twelve subsequent years, amortisation based on profit flows comes out approximately € 2.5 million lower than amortisation on a straight-line basis. After that period, amortisation based on profit flows comes out higher than on a straight-line basis. The amortisation period has been extended.

2.3.2 *Changes in presentation*

Effective from 2007, SNS REAAL has reclassified part of the provision for claims payable to the provision for premium shortfalls and current risks. This reclassification is more in line with the nature of the provision. This concerns a shift within technical provisions. The comparative figures have been restated. For 2007 this reclassification amounts to € 2 million (2006: € 1 million).

As of 1 January 2007, SNS REAAL includes the change in the provision for unearned premiums (non-life) under net premium income instead of the technical expenses on insurance contracts in order to enhance alignment with the nature of the item. The comparative figures have been restated. For 2007 this reclassification amounts to € 47 million (2006: € 2 million).

As of 1 January 2007, the retained cost compensation received from SNS Bank by the underwriting agency business will be presented under net commission and management fees, instead of under other operating expenses in the income statement of REAAL Verzekeringen. In the segmented income statement of REAAL Other Activities, this concerns the items other income and other expenses. The comparative figures have been restated. For 2007 the adjustment amounts to € 5 million, for 2006 the reclassification amounts to € 7 million.

For investment purposes, SNS REAAL built a small position in stock options in 2006. In 2007 that position was increased, to hedge risks on stocks purchased in connection with acquisitions. Given the changed purpose for which the options are being held, SNS REAAL decided to include the result on these options under the item derivates from now on. The item result on investments consequently fell at the end of 2007 by € 13 million, while it caused the item result on derivatives and other financial instruments to increase by € 13 million. The comparative figures were adjusted correspondingly for these items, for an amount of € 15 million.

As of 2007, the amortisation costs of capitalised acquisition costs are reported under depreciation and amortisation on tangible and intangible fixed assets in the income statement, instead of being allocated to amortisation costs, staff costs and other operating expenses. This change is to improve the understanding of the amortisation costs of capitalised acquisition costs. The comparative figures have been restated. For 2007 the reclassification amounts to € 14 million (2006: € 10 million).

The acquisition of AXA NL Combined led to an adjustment to the presentation of the Information by segment of REAAL Verzekeringen. The Information by segment now includes the segment REAAL Other Activities, in which the holding companies and finance activities are included.

2.3.3 *Changes in definitions*

As of 1 January 2007, SNS REAAL has adjusted its definitions of core capital and core capital ratio. The new definitions are as follows:

- Core capital: The Tier 1 capital, less the innovative Tier 1 instruments defined by the Dutch Central Bank.
- Core capital ratio: this ratio expresses core capital as a percentage of total risk-weighted assets.

Under the old definition, Tier 1 capital was also adjusted for the deduction of intangible fixed assets to be taken into account for the calculation of Tier 1 capital and deferred purchase price of the securitisation entities. The presented core capital ratio 2007 changed from 7.4% to 6.5%. The presented core capital ratio at year-end 2006 changed from 7.4% to 6.5%.

The calculation of solvency of the insurance operations is regulated by the Financial Supervision Act (Wft). As of 2007, the solvency calculation has been changed. The fair value reserve for investments classified as available for sale and the surplus value determined by the adequacy test on the technical provisions at REAAL Life are now taken into account in the solvency calculation. The main effect on solvency regards the inclusion of the surplus value in the calculation. As a result, the solvency of the life insurance operations increases from 199% as at the end of 2007, according to the old calculation, to 272%. The new calculation has no effect on the solvency of the non-life insurance operations.

2.4 Principles of consolidation

2.4.1 *Subsidiaries*

Subsidiaries, i.e. all companies and other entities (including special purpose entities) in respect of which SNS REAAL has the power to determine the financial and operating policies, whether directly or indirectly, are consolidated. This is the case if more than half of the voting rights may be exercised, or if SNS REAAL has control in any other manner.

Subsidiaries are fully consolidated from the date on which control is transferred to SNS REAAL. They are de-consolidated from the date control ceases. The financial statements of these group companies are fully consolidated, with uniform accounting principles being applied. The interests of third parties are separately included in the consolidated balance sheet and income statement.

2.4.2 *Joint ventures*

Joint ventures are entities over which the Group has joint control, and this control is laid down in an agreement and strategic decisions on the financial and operational policy, are taken unanimously. These entities are accounted for in the financial statements in accordance with the same method as used for the investments in associated companies (see 3.3), from the date that SNS REAAL first obtained joint control to the moment that control ceases.

2.4.3 *Associated companies*

Investments in associated companies are those entities in which SNS REAAL has significant influence on the operational and financial policy, but no control. This is generally the case when the Group has between 20% and 50% of the voting rights.

The consolidated financial statements include the Group's share in the total results of associated companies, from the date that the Group acquires significant influence to the date that significant influence ceases. The result is accounted using the equity method, after adjusting the result to comply with the Group's accounting principles.

A number of investments in associated companies and joint ventures hold commercial property projects, as well as housing projects under construction or under development. Property under development for third parties is valued at the sum of direct costs incurred up to the balance sheet date, including the interest incurred during the construction phase and less any impairments. Profits are recognised on completion date (completed contract method).

Property under development for third parties, whereby a specific contract has been concluded with a third party, is valued according to the percentage of completion method.

Expected losses are recorded directly in the income statement.

Commercial and residential property held for sale is measured at cost price or lower fair value. The fair value is the estimated sales price under normal conditions, less any relevant variable sales costs. If the fair value is lower than the book value, an impairment is recognised in the income statement.

2.4.4 *Securitisations*

SNS REAAL has securitised mortgage receivables in special purpose entities (SPEs). With these transactions, the economic ownership of the mortgage receivables is transferred to separate entities. SNS REAAL does not have direct or indirect interests in these entities.

SNS REAAL fully consolidates these SPEs in its financial statements if, on the basis of the economic reality of the relationship between SNS REAAL and the SPE, SNS REAAL controls the SPE, or if SNS REAAL retains the majority of the risks and rewards.

2.4.5 *Elimination of group transactions*

Intra-group transactions, intra-group balances and unrealised gains arising from intra-group transactions were eliminated in the preparation of the consolidated financial statements.

Unrealised gains on transactions between SNS REAAL and its associated companies and joint ventures are eliminated to the extent of SNS REAAL's interest in these investments.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2.5 The use of estimates and assumptions in the preparation of the financial statements

The preparation of the consolidated financial statements requires SNS REAAL to make judgements and assumptions that affect the reported amounts of assets and liabilities and the contingent assets and liabilities at the balance sheet date, and the reported income and expenses for the financial year. It mainly concerns the methods for determining the technical provisions on insurance operations and capitalised acquisition costs, determining the provisions for bad debts, determining the fair value of assets and liabilities and determining impairments. This involves assessing the situations on the basis of available financial data and information. Although these estimates with respect to current events and actions are made to the best of the management's knowledge, actual results may differ from the estimates.

Estimates and underlying assumptions are reviewed periodically. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only impacts the period in question, or in the period of revision and future periods if the revision impacts both the reporting period and future periods.

For further details about these accounting principles, please refer to the corresponding notes to the consolidated financial statements and to the information below.

2.6 Accounting based on trade date and settlement date

All purchases and sales of financial instruments, which have been settled in accordance with standard market practices, are recognised on the trade date, in other words, the date on which SNS REAAL commits itself to buy or sell the asset or liability. All other purchases or sales are recorded as forward transactions (derivatives) until they are settled.

2.7 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported on the balance sheet if there is a legally enforceable right to set off the recognised amounts, and there is an intention to settle the items on a net basis, or to settle the asset and the liability simultaneously. If these conditions are not fulfilled, amounts will not be offset.

2.8 Conversion of foreign currencies

The consolidated financial statements have been prepared in millions of euros (€). The euro is the functional currency of the Group.

Upon initial recognition, transactions in foreign currencies are converted into euros at the exchange rate at the transaction date. Balance sheet items denominated in foreign currencies are translated into euros at the exchange rate applicable on the reporting date. Exchange rate differences from these transactions and from converting monetary balance sheet items into foreign currency are recorded in the income statement under 'Result on investments' or 'Result on derivatives and other financial instruments', depending on the balance sheet item to which they relate.

The exchange rate differences of non-monetary balance sheet items measured at fair value, with changes in the fair value being taken to the income statement, are accounted for as part of these changes in the value of the asset in question. Exchange rate differences of non-monetary balance sheet items measured at fair value, with changes in the fair value being taken to shareholders' equity, are incorporated in shareholders' equity. Non-monetary items measured at historical cost are measured at the exchange rate applicable on the initial transaction date.

2.9 Insurance contracts

Insurance contracts are those contracts that bear significant insurance risks. These contracts can also involve financial risks. SNS REAAL has insurance contracts for Life and Non-life.

2.9.1 Life insurance
Life insurance contracts can be separated into individual policies and group contracts. These contracts provide mostly long-term insurance for events that lead to a payment in cash, or of the countervalue of investment units, upon maturity or death of the insured.

2.9.1.1 Life insurance in cash
REAAL's individual life insurance contracts in cash can be divided into the following product groups: savings mortgages, annuities, term insurance policies, savings policies, and funeral insurance policies. These contracts primarily concern life insurance whereby the risk is borne by SNS REAAL.

In addition to non-profit sharing insurance contracts, the insurance portfolio also contains insurance contracts with discretionary profit-sharing rights. Discretionary profit sharing schemes are connected to the contractual right of individual policyholders to receive additional benefit payments over and above any insured or guaranteed benefits. The determination of the amount and timing of these additional benefits is at the discretion of the SNS REAAL Executive Board. In view of the discretionary nature of this profit-sharing obligation, a designated amount has been included in shareholders' equity.

In addition to discretionary profit sharing, there are also individual and group contracts with contractual (i.e. non-discretionary) profit sharing. These include profit-sharing based on a share of any surplus interest profits and profit sharing based on a share of any insurance profits. These profit-sharing obligations are recognised under technical provisions.

2.9.1.2 Unit-linked life insurance
The claims from these insurance contracts are directly linked to the underlying investments. Given this link, the technical provisions held in respect of these policies move in line with movements in the value of these investments. The policyholder determines how SNS REAAL should invest the amount of any premiums paid after deduction of costs and risk premium. To this end, SNS REAAL has created separate investment funds. The investment risk is borne by the unit-linked policyholders. In addition to deciding how funds should be invested, policyholders are also free to alter the policy at any time depending upon their personal and/or financial situation.

In addition to insurance contracts on behalf of policy holders, SNS REAAL also manages a number of unit-linked insurance contracts for own account and risk.

Group insurance contracts with segregated pools are recognised under unit-linked group insurance contracts.

2.9.2 Non-life insurance
Non-life insurance policies are insurance policies that provide cover that is not related to the life or death of the insured persons. These contracts generally provide cover for a shorter period (relative to life insurance). SNS REAAL's non-life insurance contracts can be divided into the following product groups: illness/ accidents, motor vehicles, fire, transport and other.

Payments made after the occurrence of a specified insured event are either fixed (in the event of disability, for example) or linked to the scale of the economic loss suffered by the policyholder (in accordance with the indemnity principle).

2.10 Information by segment
A segment is a clearly distinguishable component of SNS REAAL that provides services with a risk or return profile (business segment) that differs from other segments, or that delivers the services to a particular economic market (market segment) that is subject to a risk and return profile that differs from other segments.

The activities of SNS REAAL are organised in six primary business segments. The Executive Board defines the performance targets and authorises and monitors the budgets that have been prepared by these business units. The management of the business units defines the policy of the business units, in accordance with the strategy and the performance targets as formulated by the Executive Board. The business segments are:
- Retail Banking
- Property finance
- REAAL Verzekeringen Life
- REAAL Verzekeringen Non-life
- REAAL Other activities
- Group activities

More information on the different segments can be found in the paragraph 'Information by segment'.

3 Specific balance sheet principles

3.1 Goodwill and other intangible fixed assets

3.1.1 *Goodwill*

Acquisitions by SNS REAAL are accounted for according to the purchase method, with the cost of the acquisitions being allocated to the fair value of the acquired identifiable assets, liabilities and contingent liabilities. Goodwill, being the difference between the cost of the acquisition and SNS REAAL's interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities on the acquisition date, is capitalised as an intangible fixed asset. Any negative goodwill is recognised immediately in the income statement.

If the provisionally determined fair value of acquired assets or liabilities is adjusted within a year of the acquisition date, the adjustment is recognised as an adjustment charged to goodwill. Any subsequent adjustments that occur after a period of one year are recognised in the income statement. Adjustments to the purchase price that are contingent on future events, insofar as not already included in the purchase price, are included in the purchase price of the acquisition at the time when the adjustment is likely and can be measured reliably.

Goodwill is not amortised. Instead, an impairment test is performed annually or more frequently if there are indications of impairment. For this impairment test, goodwill is attributed to cash-generating units. The book value of the cash-generating unit (including goodwill) is compared to the calculated recoverable amount. The recoverable amount is the higher of the cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount of a cash-generating unit is determined by the calculation of the present value of the expected future cash flows of the cash-generating unit. The key assumptions used in this calculation are based on various financial and economic variables, including operational plans, interest rates, applicable tax rates and the inflation forecasts. These variables are defined after an assessment by management. If the recoverable amount is lower than the book value, the difference will be recognised as an impairment in the line item Value adjustments on financial instruments and other assets in the income statement.

3.1.2 *Software*

Costs that are directly related to the development of identifiable software products that SNS REAAL controls, and that are likely to generate economic benefits that exceed these costs, are capitalised as intangible fixed assets. The direct costs comprise external costs and staff costs directly attributable to software development. All the other costs associated with the development or maintenance of computer software are included as an expense in the period during which they are incurred.

The capitalised development costs for computer software are amortised on a straight-line basis over the useful life, with a maximum of three years. An impairment test is carried out at every reporting date for possible value adjustments.

3.1.3 *Capitalised acquisition costs originating from insurance operations*

Acquisition costs are the direct or indirect costs relating to the production of new life insurance business and savings mortgages that depend on, and relate to, the acquisition of new contracts and the renewal of existing contracts. The amount to be capitalised annually is offset against the commissions provisions reclaimed during the year.

Non-commission acquisition expenses are capitalised to the extent that they can be recovered from the projected gross profits of the underlying new business in a given year. Acquisition costs are amortised over a period of 12 or 13 years. This period reflects REAAL's expectation of the average term over which premiums will be received. Capitalised commissions are amortised over the period over which they are earned i.e. either 5 or 10 years, and this varies by product. These terms are re-assessed on a regular basis. If applicable, the amortisation charge will be adjusted for the shortened period.

As part of the annual liability adequacy test, an impairment test is performed annually on the amount of capitalised acquisition costs to confirm that these can be recovered from future profits from insurance products. See 3.18 for an explanation of the recognition of shortfalls, if any, shown by this test.

3.1.4 *VOBA*

SNS REAAL accounts for acquisitions on the basis of the purchase method. As a result, the difference between the fair value and the book value of the acquired insurance portfolios is included in the balance sheet as an intangible fixed asset. The VOBA (Value of Business Acquired) is determined using the net present value of expected future cash flows generated by the acquired insurance contracts as at the acquisition date. Best estimates of actuarial assumptions for interest rates, mortality and expenses are used to determine this net present value.

Until the acquisition of AXA NL Combined, SNS REAAL amortised VOBA on a straight-line basis over the estimated average outstanding term to maturity of the acquired contracts. As of 5 September 2007 (acquisition date AXA Nederland), SNS REAAL depreciates the VOBA on the basis of profit flows of the underlying portfolios. The depreciation charge thus corresponds

better with the results from the underlying portfolios. The estimated outstanding term to maturity of the capitalised VOBA is 30 years. These terms are re-assessed on a regular basis. If applicable, the amortisation charge will be adjusted for the shortened period.

As part of the liability adequacy test, an impairment test is performed at each balance sheet date to confirm that future profits from acquired insurance products are sufficient to cover the amount of any capitalised VOBA.

3.1.5 *Other intangible fixed assets*

The other intangible fixed assets include intangible assets with a specific useful life, such as trademarks and client portfolios stemming from acquisitions. These assets are depreciated in accordance with the straight-line method over their useful life, in general between five and ten years.

These intangible fixed assets are assessed for impairment at each balance sheet date.

3.2 Tangible fixed assets

3.2.1 *Land and buildings in own use*

Property in own use primarily comprises offices (land and buildings) and is measured at fair value based on appraisals by independent external surveyors, less depreciation of buildings and any accumulated impairment losses. The appraisals are performed every three years based on a rotation schedule, as a result one third of the portfolio is appraised annually.

46% of the portfolio was appraised by an external surveyor as per 31 December 2007. The other part was appraised in the two years before.

The fair value of property for own use is determined based on the market value of the vacant property. Property in own use in the view of the group, but which REAAL Verzekeringen considers an investment property, is measured at its market value when leased. In determining the market values, use is made of observable prices of recent transactions.

Increases in the fair value exceeding the cost price as a result of these appraisals are added to the revaluation reserve in shareholders' equity, less deferred taxes. Positive revaluations, insofar as these result in the reversal of earlier write-downs on the same asset, are credited to the income statement. Decreased in the fair value, insofar as these result in the reversal of prior positive revaluations of the same asset, are charged to the revaluation reserve. All other decreases in the fair value are accounted for in the income statement.

Buildings are depreciated over their economic life using the straight-line method, with a maximum of 50 years, taking into account the possible residual value. Land is not depreciated. Regular impairment tests are carried out on property.

Repairs and maintenance expenses are recognised under 'Other operating expenses' when the expense is incurred. Expenses after the property has been incorporated in the accounts are capitalised if it is probable that the future advantages will accrue to SNS REAAL and the costs can be determined in a reliable manner.

Upon the sale of a property, the part of the revaluation reserve related to the sold property is transferred to 'Other reserves'.

3.2.2 *IT equipment and other tangible fixed assets*

All other tangible fixed assets included in this item are measured at cost net of accumulated depreciation and, if applicable, accumulated impairment losses.

The cost price comprises the expenses directly attributable to the acquisition of the asset.

The cost of the other tangible fixed assets is depreciated on a straight-line basis over the useful life, taking into account any residual value. The estimated useful life is three to ten years.

Regular impairment tests are performed on the other tangible fixed assets. If the book value of the tangible asset exceeds the recoverable amount, it is immediately written down to the recoverable amount.

Repairs and maintenance expenses are recognised under 'Other operating expenses' when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits of the other fixed assets in relation to their original use are capitalised and then amortised.

Results on the sale of tangible fixed assets are defined as the balance of the disposal proceeds less transaction costs and the book value. These results are recognised as part of 'Other operating income'.

3.3 Investments in associated companies

Investments in associated companies are entities in which SNS REAAL generally owns between 20% and 50% of the voting power, or of which the Group does not have control, but can exercise significant influence.

Upon first inclusion in the accounts, participations are initially accounted for at the cost price and subsequently according to the equity method. The item also includes goodwill paid upon acquisition less accumulated impairment losses, where applicable.

Under the equity method, the share of SNS REAAL in the result of the associated companies is recognised in the income statement of SNS REAAL under 'Share in the result of associated companies'. The share of SNS REAAL in changes in the reserves of associated companies, after the acquisition, is recognised directly in SNS REAAL's shareholders' equity. The value of the associated companies is adjusted for these results and changes in reserves.

If the book value of the associated company falls to zero, no further losses are accounted for, unless the Group has entered into commitments or made payments on its behalf.

Where necessary, the accounting principles applied by the associated companies have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.

Associated companies held for sale are classified as 'Held for sale'. These associated companies are measured at the lower of the book value and the sales price less sales costs. The result on the sale of an investment in an associated company is presented in the income statement as a total amount, consisting of the sales price less transaction costs and the book value of the associated company.

3.4 Investment property

Investment property, comprising retail and office properties and land, is held to generate long-term rental income. If property is held partly as investment property and partly for own use, the property is included under tangible fixed assets, unless the part in own use is less than 20% of the total number of square metres.

Investment property is measured at fair value, including transaction costs, upon initial recognition. Property investments are treated as long-term investments and measured at fair value, being the value of the property in a let state. The fair value is based on the appraisals performed at least every three years by independent external appraisers with sufficient expertise and experience in property locations and categories. These appraisal are based on recent market transactions. In the time between the three-yearly external appraisal, SNS REAAL uses alternative valuation methods based on the total net annual rental income of that property and, where applicable, the associated costs.

Changes in the fair value of investment property are recognised in the income statement under 'Result on investments'.

3.5 Investments

3.5.1 *Classification*

SNS REAAL classifies its investments in one of the following categories: (1) held to maturity, (2) loans and receivables, (3) available for sale and (4) at fair value through profit or loss. The category depends on the purpose for which the investments were acquired. Upon acquisition of its investments, the management decides to which category the investment will be allocated.

Upon recognition, investments are measured at fair value including transaction costs, with the exception of the category 'at fair value through profit or loss', where transaction costs are taken directly to the income statement. The fair value of investments is based on listed bid prices or derived from cash flow models.

3.5.2 *Held to maturity*

Investments, with the exception of derivates, with a fixed term whereby the management intends, and is able, to hold the investment to maturity, are classified as held to maturity.

Investments held to maturity are measured at amortised cost using the effective interest method, less a provision for impairment if necessary. The effective interest method is based on the estimated future cash flows, taking into account the risk of early redemption of the underlying financial instruments and the direct costs and income, such as the transaction costs charged, brokerage fees and discounts or premiums.

3.5.3 *Loans and receivables*

The item loans and receivables comprises unlisted investments with a fixed term as well as the saving components of savings mortgages that the insurance company has concluded. These loans and receivables are measured at amortised cost using the effective interest method, less a provision for impairment if necessary.

3.5.4 *Available for sale*

Investments that do not meet the criteria defined by management for 'held to maturity' or 'fair value through profit or loss' are classified as available for sale.

After first-time inclusion, investments available for sale are restated at fair value in the balance sheet. Unrealised gains and losses resulting from the fair value adjustments of investments available for sale are recognised in shareholders' equity, taking account of deferred taxes. Investments in the form of shares of which the fair value cannot be estimated reliably are measured at cost less impairment.

When the investments are sold, the related accumulated fair value adjustments are recognised in the income statement as 'Result on investments'.

SNS REAAL uses the average cost method to determine the results.

3.5.5 *Fair value through profit or loss*

An instrument is classified at fair value through profit or loss if it is held for trading purposes or if it was designated as such upon initial recognition. Financial instruments are only designated as valued at fair value through profit or loss in the event that the Group manages and assess the investments on the basis of the fair value.

Upon initial recognition, the attributable transaction costs are recognised as a loss in the income statement at the time they are incurred. The financial instruments are measured at fair value. Realised and unrealised gains and losses are recognised in the income statement under 'Result on investments'.

Interest income earned on securities is recognised as interest income under 'Interest income, banking operations' at SNS Bank and under 'Result on investments' at REAAL Verzekeringen. Dividend received is recorded under 'Result on investments'.

3.5.6 *Impairment*

At each balance sheet date, SNS REAAL assesses whether there are objective indications of impairment of investments classified as held to maturity, loans and receivables and available for sale. Impairment losses are recognised directly in the income statement under 'Value adjustments to financial instruments and other assets'. With investments available for sale, any revaluation of shareholders' equity is first deducted.

An equity investment is considered to be impaired if the book value exceeds the recoverable amount in the long term, in other words, a significant or prolonged decline in the fair value below its cost. The recoverable amount of the investments in the form of unlisted shares is determined using well-established valuation methods. The standard method used is based on the relationship in the market between the profit and the value of comparable companies. The recoverable amount of listed investments is determined on the basis of the market price of the shares.

Investments in debt securities are considered to be impaired if there are objective indications of financial problems with the counterparty, dwindling markets or other indications.

If, during a subsequent period, the amount of the impairment of an investment classified as held to maturity or an investment classified as available for sale decreases, and the decrease can objectively be related to an event occurring after the impairment was recognised, the previously recorded impairment loss is reversed in the income statement. This does not apply to investments in shares, where an increase in value following impairment is treated as a revaluation.

3.6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders are measured at fair value. Amounts due by policyholders in this context are recognised in the income statement as 'Premium income'. Adjustments in the value of investments and results on the sale of investments are recorded in the income statement under 'Result on investments for insurance contracts on behalf of policyholders'.

Derivative financial instruments, such as currency contracts, interest rate futures, forward contracts, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are measured at fair value upon entering into the contract.

The fair value of publicly traded derivatives is based on listed bid prices for assets held or liabilities to be issued, and listed offer prices for assets to be acquired or liabilities held.

The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model. SNS REAAL recognises derivatives with a positive market value as assets and derivatives with a negative market value as liabilities.

Adjustments in the fair value of derivatives held for trading are accounted for under 'Result on derivatives and other financial instruments'.

3.7.1 *Embedded derivatives*

An embedded derivative is treated as a separate derivative if there is no close relation between the economic characteristics and risks of the derivative and the host contract, if the host contract is not measured at fair value through profit or loss and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value, while changes in value are recognised in the income statement.

3.7.2 *Hedge accounting*

SNS REAAL uses derivatives as part of asset and liability management and risk management. These instruments are used for hedging interest rate and foreign currency risks, including the risks of future transactions.

SNS REAAL can designate certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); or (2) a hedge of a future cash flow that can be attributed to a recognised asset or liability, an expected transaction or a definite obligation (cash flow hedge).

Hedge accounting in accordance with IAS 39 is applied for derivatives that are thus designated and that satisfy the conditions set by SNS REAAL. SNS REAAL sets the following conditions for the application of hedge accounting:

- Formal documentation of the hedging instrument, the hedged position, the risk management objective, strategy and relationship of the hedge is completed before hedge accounting is applied;
- The documentation shows that the hedge is expected to be effective in offsetting the risk in the hedged position for the entire hedging period;
- The hedge continues to be effective during the term.

A hedge is considered to be effective if SNS REAAL, at the inception of and during the term, can expect that adjustments in the fair value or cash flows of the hedged position will be almost fully offset by adjustments in the fair value or cash flows of the hedging instrument, insofar as they are attributable to the hedged risk, and the actual results remain within a bandwidth of 80% to 125%.

SNS REAAL ceases hedge accounting as soon as it has been established that a derivative is no longer an effective hedge, or when the derivative expires, is sold, terminated or exercised; when the hedged position expires, is sold or redeemed; or when an expected transaction is no longer deemed highly likely to occur.

3.7.2.1 Fair value hedge accounting

Derivatives designated as a hedge of the fair value of recognised assets or of a definite obligation are stated as fair value hedges. Changes in the fair value of the derivatives that are designated as a hedge are recognised immediately in the income statement and reported together with corresponding fair value adjustments to the hedged item attributable to the hedged risk.

If the hedge no longer meets the conditions for hedge accounting, an adjustment in the book value of a hedged financial instrument is amortised and taken to the income statement during the expected residual term of the hedged instrument.

If the hedged instrument is no longer recognised, in other words, if it is sold or redeemed, the non-amortised fair value adjustment is taken directly to the income statement.

3.7.2.2 Cash flow hedge accounting

Derivatives can be designated as a hedge of the risk of future variability of the cash flows of a recognised asset or liability or highly likely expected transaction. Adjustments in the fair value of the effective portion of derivatives that are designated as a cash flow hedge and that meet the conditions for cash flow hedge accounting are stated in the cash flow hedging reserve as a separate component of shareholders' equity. The underlying transaction, which is designated as part of a cash flow hedge, does not change as far as the administrative processing is concerned.

If the expected transaction leads to the actual inclusion of an asset or a liability, the accumulated gains and losses that were previously taken to the cash flow hedging reserve are transferred to the income statement and classified as income or expense in the period during which the hedged transaction influences the result.

When determining the portion of the fair value adjustment that is included in the cash flow hedging reserve, the portion of the gain or loss on the hedging instrument that is considered an effective hedge of the cash flow risk is included in shareholders' equity, while the ineffective portion is recognised in the income statement.

If the hedging instrument itself expires or is sold, terminated or exercised, the accumulated gain or loss that was included in the cash flow hedging reserve, remains in the cash flow hedging reserve until the expected transaction actually takes place. If the hedging instrument no longer satisfies the conditions for hedge accounting, the accumulated gain or loss that was included in shareholders' equity remains in shareholders' equity until the expected transaction takes place.

If the transaction in question is no longer expected to take place, the accumulated result reported in shareholders' equity is immediately transferred to the income statement.

3.8 Deferred tax assets

Deferred tax assets and liabilities are recorded for temporary differences between the tax base of assets and liabilities and the book value. This is based on the tax rates applicable as at the balance sheet date and that are expected to apply in the period in which the deferred tax assets are realised or the deferred tax liabilities are settled. Deferred taxes are measured at nominal value.

Deferred tax assets are only recognised if sufficient tax profits are expected to be realised in the near future to compensate these temporary differences. A provision for deferred taxes is made for temporary differences between the book value and the value for tax purposes of investments in group companies and participating interests, unless the Group can determine the time at which these temporary differences are realised or settled and if it is likely that these differences will not be realised or settled in the near future.

Deferred tax assets are assessed at balance sheet date and if it is no longer likely that the related tax asset can be realised, the asset is reduced to the recoverable amount.

The most significant temporary differences arise from the revaluation of tangible fixed assets, certain financial assets and liabilities, including derivatives contracts and the application of hedge accounting, provisions for pensions and other post-retirement employee plans, technical provisions, deductible losses carried forward; and, as far as acquisitions are concerned, from the difference between (a) the fair value balance of the acquired assets and obligations entered into and (b) the book value.

Tax due on profits is recognised in the period during which the profits were generated, based on the applicable local tax laws. Deferred taxes with respect to the revaluation of the aforementioned assets and liabilities of which value adjustments are recognised directly in shareholders' equity, are also charged or credited to shareholders' equity and upon realisation included in the income statement together with the deferred value adjustments.

3.9 Reinsurance contracts

Contracts entered into by SNS REAAL with reinsurance companies and by virtue of which SNS REAAL receives compensation for losses on insurance contracts SNS REAAL has issued, are designated as ceded reinsurance contracts.

Insurance contracts entered into by SNS REAAL where the contract holder is another insurance company are classified as incoming reinsurance contracts and are recognised as insurance contracts.

Reinsurance premiums, commissions, payments and technical provisions for reinsurance contracts are accounted for in the same way as the direct insurance policies that are reinsured. The share of reinsurance companies in the technical provisions and the benefits to which SNS REAAL is entitled by virtue of its reinsurance contracts are accounted for as a reinsurance asset. These assets comprise short-term receivables from reinsurance companies (presented under other assets), and long-term receivables (presented under reinsurance contracts). These receivables depend on the expected claims and benefits arising from the insurance contracts that SNS REAAL has reinsured.

The amounts receivable from, and payable to, reinsurance companies are valued in accordance with the terms and conditions of each reinsurance contract. Reinsurance obligations relate primarily to premiums payable for reinsurance contracts. These premiums are recognised as an expense over the period in which they are due.

Reinsurance receivables are assessed for impairment at each reporting date.

3.10 Loans and advances to clients

3.10.1 *Mortgages and mortgage-backed property finance*

These are defined as loans and advances to clients with mortgage collateral. These loans and advances are measured at amortised cost using the effective interest method. Loans and advances adjusted after renegotiations or otherwise adjusted due to financial restructuring of the borrower are measured on the basis of the original effective interest rate before the terms and conditions were revised.

Several securitised mortgages, mortgages to be securitised, the derivatives and related liabilities are managed on the basis of fair value. This relates to the mortgages of the Holland Homes MBS securitisation programme. SNS REAAL also evaluates their performance on the basis of fair value, in line with its risk strategy. The relevant mortgages are measured at fair value. The fair value is determined on the basis of the current swap curve, while the probability of early repayment is set at 7%. Details of securitised mortgages are given in the notes.

As far as the loans and advances are concerned, a provision for impairment is made if there are objective indications that SNS REAAL will not be able to collect all the amounts in accordance with the original contract. For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected future cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the effective interest rate of the loans and advances.

Smaller homogenous loans and advances (corresponding credit risk) are tested collectively for impairment. The provision with respect to the collective approach is calculated using a range of model-based instruments, including risk-rating models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted on the basis of current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred in the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns of loans and advances that carry similar risk characteristics as the loans and advances held in the portfolio and are a reflection of the current economic climate in which the borrowers operate.

If the amount of the impairment subsequently decreases due to an event occurring after the impairment, the previously recognised impairment loss is reversed in the income statement.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision for impairment in the income statement.

3.10.1.1 Credit guarantees

SNS REAAL has concluded a credit guarantee for the credit risk of part of the mortgage portfolio. As a result, impairment losses of the mortgage portfolio in question can be recovered from the guarantor. Impairment of mortgages is included under 'Value adjustments to financial instruments and other assets'. The amount receivable under the guarantee is also recognised on this line in the results.

3.10.2 *Non-mortgage backed property finance and other loans and advances*

This comprises loans and advances to business and retail clients without mortgage collateral. Loans and advances are measured at amortised cost on the basis of the effective interest method. Loans and advances adjusted after renegotiations or otherwise adjusted due to financial restructuring of the borrower are measured on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans are concerned, a provision for impairment is formed if there are objective indications that SNS REAAL will not be able to collect all the amounts due in accordance with the original contract.

The criteria for impairment are applied to the entire loan portfolio, except to smaller, homogenous loans, such as consumer credit, which are assessed collectively for impairment. Smaller business loans managed in a portfolio are also assessed collectively for impairment.

For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected future cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the effective interest rate of the loans and advances.

The provision with respect to the collective approach is calculated using a range of model-based instruments, including risk-rating models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted according to clear current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred on the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns in every division and the creditworthiness of the borrowers, and are a reflection of the current economic climate in which the borrowers operate.

If the amount of the impairment subsequently decreases due to an event occurring after the impairment, the previously recognised impairment loss is reversed in the income statement.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision in the income statement.

3.10.2.1 Lease

SNS REAAL as lessee

The lease agreements that SNS REAAL enters into are operational leases. The total amounts paid under the lease agreements are accounted for according to the straight-line method over the term of the agreement.

SNS REAAL as lessor

SNS REAAL has entered into a number of financial lease agreements. These are agreements for which the Group has transferred almost all of the risks and benefits of the property to the lessee. The balance sheet value of the lease receivable is equal to the present value of the lease instalments, calculated on the basis of the implicit interest rate and, if applicable, any guaranteed residual value.

3.11 Loans and advances to credit institutions

The receivables from credit institutions concern receivables from banks not in the form of interest-bearing securities. These receivables are measured at amortised cost using the effective interest method, if necessary less any impairment losses.

3.12 Corporate income tax

Corporate income tax is tax levied on taxable profits. Current tax receivables are measured at nominal value according to the tax rate applicable at the reporting date. Dividend withholding tax recovered through the corporate income tax return is also included in this item.

3.13 Other assets

Other assets consist of receivables from direct insurance policies, other taxes, other receivables and accrued assets. Accrued assets also include the accumulated interest on financial instruments measured at amortised cost, as well as other accruals, which item includes amounts receivable by SNS Bank from clients and the clearing house in respect of option positions.

3.14 Cash and cash equivalents

Cash and cash equivalents include the demand deposits with the Dutch Central Bank and at other banks. Demand deposits that SNS Bank has with other banks are included under loans and advances to credit institutions.

3.15 Shareholders' equity

3.15.1 *Issued share capital*

The share capital comprises issued and paid-up share capital. Costs directly attributable to the issue of equity instruments are deducted net of tax from the share issue income in shareholders' equity.

3.15.2 *Share premium reserve*
The share premium reserve concerns the paid-in surplus capital in addition to the nominal value of the issued shares.

3.15.3 Ordinary share dividend
Dividend for a financial year, which is payable after the balance sheet date, is disclosed in 'Profit appropriation provisions in the Articles of Association'.

3.15.4 Revaluation reserve
Revaluations of property in own use (see 3.2.1) are included in the revaluation reserve.

3.15.5 Cash flow hedging reserve
The cash flow hedging reserve consists of the effective part of cumulative changes to the fair value of the derivatives used in the context of cash flow hedges, net of taxes, providing the hedged transaction has not yet taken place (see 3.7).

3.15.6 Fair value reserve
Gains and losses as a result of changes in the fair value of assets that available for sale are taken to the fair value reserve, less deferred taxes. If the particular asset is sold or redeemed, in other words, the asset is no longer recognised, the corresponding cumulative result will be transferred from the fair value reserve to the income statement (see 3.5.3.). In addition, exchange rate differences on non-monetary financial assets that are classified as available for sale are stated in this reserve (see 2.8).

3.15.7 Profit-sharing reserve
The insurance portfolio contains contracts that are entitled to discretionary profit-sharing amounts. This profit-sharing is awarded annually, primarily on the basis of the excess interest realised on the fixed-interest securities in the existing portfolio during the financial year. Unrealised gains and losses on these fixed-interest securities are taken to the fair value reserve; the part of these unrealised revaluations which might be available for future distribution to policyholders as profit sharing is taken to the profit-sharing reserve.

3.15.8 Other reserves
Other reserves mainly comprise SNS REAAL's retained profits.

3.16 Participation certificates and subordinated debt
SNS Bank issues participation certificates to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by the regulator. The amount of the dividend, in the form of a coupon rate, is fixed over a period of 10 years and equal to the CBS (Statistics Netherlands) return on 9-10 year Government bonds plus a mark-up. Participation certificates are initially measured at fair value, in other words, the issue income (the fair value of the received payment) net of the transaction costs incurred. Thereafter, they are measured at amortised cost, using the effective interest method. Benefit payments on participation certificates are recorded under 'Interest expenses, banking operations'.

These participation certificates are classified as debt capital in the financial statements. For SNS Bank's solvency reports to the Dutch Central Bank, this item is part of the Tier 1 capital.

The subordinated (bond) loans are included under the subordinated loans. The Dutch Central Bank takes these loans into consideration for the solvency test at SNS Bank. These are initially measured at fair value, in other words, the issue income (the fair value of the received payment) net of the transaction costs incurred. Thereafter, they are measured at amortised cost, using the effective interest method.

The final bonus account concerns final bonus commitments in relation to certain life insurance policies. Entitlement to a final bonus applies only to specific individual policies that become payable upon expiry of the agreed term or upon the death of the insured party. Entitlement to a final bonus is cancelled when the policy is surrendered. Entitlements to final bonuses not yet paid out are subordinated to all other debts. It is also stipulated that entitlement to a final bonus is cancelled if and insofar as the results erode the capital base to the extent that the regulatory solvency requirements can or may no longer be complied with.

The final bonus account is determined actuarially based on the same accounting principles that are applied for determining the profit additions, which form part of the insurance technical provisions. The estimated probability of early termination of insurance contracts is hereby taken into account.

Part of the final bonus account is converted annually, according to a fixed method, into an unconditional right of the policyholder and added to the technical provisions.

These obligations arising from the final bonus scheme are classified as debt capital in the financial statements. This item is part of the available regulatory capital for the solvency reports by REAAL Verzekeringen to the Dutch Central Bank.

3.17 Debt certificates

Outstanding debt certificates are initially measured at fair value, in other words, the issue income (the fair value of the received payment) net of the transaction costs incurred. Thereafter, they are measured at amortised cost, using the effective interest method. The conditions for applying hedge accounting for derivatives to hedge outstanding debt certificates are described in 3.7.

A specific category of outstanding debt certificates are initially included at fair value whereby subsequent value adjustments are accounted for in the income statement so that an inconsistency in the valuation is eliminated that would otherwise arise from the valuation of assets and liabilities.

When SNS REAAL purchases its own debt securities in the context of market maintenance, these debt certificates are removed from the balance sheet.

3.18 Technical provisions insurance operations

3.18.1 *Insurance contracts – obligations*

Determining the technical provisions on insurance contracts is a process that, by its very nature, is full of uncertainties. Actual payments depend on factors such as social, economic and demographic trends, inflation, investment returns, the behaviour of policyholders and other factors, and, for life insurance contracts, assumptions about developments in mortality and disability rates. Using different assumptions for these factors than have been used in preparing these accounts (i.e. premium calculation principles) could have a significant effect on the technical provisions and related expenses for insurance contracts (see also under Adequacy test 3.18.2).

3.18.1.1 Life insurance policies for own account and risk

An obligation to make future contractual payments is recognised as soon as the policy takes effect. The provision for life insurance policies for own account and risk consists of the discounted value, based on the premium calculation principles for interest and mortality, of expected future benefits payments (including profit sharing already distributed) to policyholders or other beneficiaries, less future premiums.

The technical provision for life insurance for own account and risk is calculated using the net premium method for which assumptions are used for mortality, interest and rates of policy lapse. The projected benefits are based on pricing assumptions at the outset of the policy. The mortality assumptions for group contracts with longevity risk are adjusted to reflect more recent mortality rates. The average discount rate remains constant throughout the life of the policy, and is 3% for contracts issued after 1999 and a maximum of 4% for contracts issued prior to this time. For savings mortgages and other guaranteed products, the rate of return guaranteed in the contract is used. The average assumed interest for these products equals the investment return achieved on the corresponding investments. In this case, the interest rate risk has been fully hedged.

Gross premiums include loadings to cover expenses. When the premiums are received or fall due, the amount of any expenses loading is released and is then available to cover actual expenses, including renewal expenses, acquisition costs and the amortisation of capitalised acquisition costs.

SNS REAAL also sells life insurance policies that contain minimum guarantees. The technical provisions for life insurance policies include provisions for guaranteed benefits.

The provisions are net of capitalised interest rate rebates. These interest rate rebates are amortised on an actuarial basis.

A provision is maintained for the entitlement to a waiver of premium in the event of disability and for the no-claim disability annuities. This provision is based on a factor times the annual premium that applies for the disability risk. The level of the factor is determined, inter alia, based on IBNR techniques derived form empirical data for claim behaviour. The principles for valuation of disability cover that has entered into force, including the waiver of premium, are the same as the principles for the main insurance policy.

3.18.1.2 Provisions for profit sharing, bonuses and rebates

The present value of any profit sharing that has been awarded but not yet distributed is included under the provision for profit sharing, bonuses and rebates.

3.18.1.3 Life insurance contracts on behalf of policyholders

These contracts concern life insurance policies where the investment risk is borne by the policyholders. The technical provisions for these insurance policies are set equal to the balance sheet value of the related underlying investments. As a result, these technical provisions are recorded at fair value through profit or loss. Transaction costs and commission are not included in the initial valuation but charged to the income statement as they are incurred.

Interest rate guarantees have been issued with a number of unit-linked insurance policies. The guarantee provided is a 3% or 4% annual return on the amount invested, and only applies at the maturity date of the insurance policy. Prior to maturity, the provision held for these policies is equal to at least the accumulated amount of premiums paid plus interest less any expense and mortality charge deductions, adjusted for future lapses and early surrenders. If the income from investments is not sufficient to cover the obligations due to minimum returns, an additional provision is made and charged to the income statement.

3.18.1.4 Non-life insurance

The provision for unearned premiums reflects premiums related to the period of any unexpired cover as at the balance sheet date. The provision is equal to the unearned gross premiums, whereby the commission paid is deducted from the gross premium. The provision for unearned premiums is calculated separately for each insurance contract using the 365ths method, adjusted where necessary for variations in risk and claim frequencies over the term of the insurance contract.

The change in the provision for unearned premiums is recorded in the income statement in order to recognise income over the period of exposure to risk.

The provision for premium shortfalls and current risks is made to meet obligations stemming from:

- Claims and claim-handling expenses that may arise after the balance sheet date and which are covered by contracts issued prior to that date, insofar as the amount estimated in connection with this exceeds the provision for unearned premiums and the premiums claimable in relation to these contracts.
- The premiums received, be they single or regular, for contracts where the underlying risk increases over time. This is particularly the case for disability insurance.

The provision for claims payable has been set aside to meet claims arising from the current and preceding years that have not been settled as at the balance sheet date. The provision is determined systematically on a policy by policy basis. In the case of disability claims, this provision is referred to as the 'Provision for periodic payments'.

REAAL Verzekeringen holds co-insurance contracts, mainly relating to the transport sector. In the calculation of the technical provision, all risks entered into as of the balance sheet date are accounted for, as are incurred claims, both reported and unreported. The expected balances for risks covered and losses incurred arising from transport insurance are determined on an underwriting-year basis.

The provision for claims incurred but not reported (IBNR) is intended for events that have occurred prior to the balance sheet date but have not yet been reported as at that date, or for changes in claims that have been reported to the insurer but not yet settled. In the case of disability contracts, the provision is partially calculated on the basis of risk premiums and claims ratios in recent years and partially based on actuarial analyses of claims development patterns.

The provision for other non-life insurance contracts is estimated on the basis of analyses of claims development patterns. In performing this analysis, projected subrogation amounts are deducted from this provision. The actuarial analyses used to calculate the IBNR provision are used in particular for estimating the projected final costs of more complex claims that can be affected by both internal and external factors such as claims handling procedures, inflation, changes in legislation and regulations, court rulings, history and trends.

A separate Provision for Claims Handling Costs is formed for claims handling and loss adjustment expenses. This provision provides an estimate of the expenses involved in dealing with payments to be made in respect of claims arising from insured events that have already occurred. The determination of provisions carries a number of uncertainties that require substantiated estimates and judgements to be made. In accordance with general practice in the industry, SNS REAAL does not discount the non-life provisions, with the exception of disability claims provisions. This also applies with regard to the Provision for Claims Handling Costs. Changes in estimates are reflected in the result in the period during which the estimates are adjusted.

3.18.2 *Adequacy test for technical provisions on insurance operations*

The technical provisions reported at the balance sheet date are valued using premium calculation principles for interest and mortality (for life insurance and disability contracts) or historically observed claim development patterns (non-life insurance). The adequacy of the provisions is tested periodically during the reporting period.

Adequacy test life insurance
The liability adequacy test is a test of the balance sheet provision, to establish whether it is adequate to be able to meet the commitments vis-à-vis the policyholders with a large degree of certainty. In this test, the balance sheet provision is compared to a provision, taking into account the current estimates of all contractual, related cash flows and future developments. If this realistic provision turns out to be lower than the existing technical provision then it can be ascertained that the existing provision is adequate to satisfy the future obligation vis-à-vis the policyholders.

An adequacy test (Liability Adequacy Test) is performed twice a year for the entire life insurance portfolio. The purpose of this test is to determine whether the reported technical provisions, excluding reinsurance, net of the related capitalised acquisition costs and VOBA, are adequate. When performing these tests, future contractual cash flows are projected on the basis of estimates of future mortality, disability, the behaviour of policyholders, claim handling and management costs, and income from investments (provided they are not classified as available for sale) that serve to meet these provisions. This profit sharing is included in these cash flows. As stipulated in the Financial Supervision Act, this estimate has been increased with an uncertainty margin and the surrender value of the insurance contracts has also been taken into account.

Any shortfall is recorded directly to the income statement by first writing down the VOBA, if necessary, followed by writing down the capitalised acquisition costs and then, where necessary, by making an additional provision. Impairment charges on capitalised acquisition costs or the VOBA as a result of this test cannot be subsequently reversed.

The following assumptions were used in performing the adequacy test as at 31 December 2007:

⊙ Discount rate	Based on the risk-free yield curve published by the Dutch Central Bank
⊙ Profit allocation	Where surplus interest exceeds 4.5%, with tranches of surplus interest running off over time
⊙ Inflation	2.25%
⊙ Efficiency gain	1.75% during the first three years
⊙ Projected mortality	Historical data based on internal research
⊙ Lapse and early surrender	Historical data based on internal research
⊙ Salary increases, group policies	Maximum 3%
⊙ Guarantees	Fair value

Adequacy test non-life insurance

A quantitative test is carried out twice a year to establish the adequacy of the provisions for non-life claims. The method used to perform the adequacy test differs from that used for the life insurance and disability portfolios. For non-life insurance, the adequacy of the total of case estimates and the provision for IBNR (provision for late claims and development on existing cases) is tested. This test uses stochastic modelling, which also takes inflation and discounting into account. The test is performed on individual portfolios. The division in portfolios (according to branches and distribution channels) has been carried out in such a manner that the portfolios can be considered homogenous as far as risk is concerned. In this case, a distinction has been made between material damage and personal injury. At year-end 2007, a part of REAAL Schadeverzekeringen's portfolio (namely the direct business, excluding that of authorised agents and the bodily injuries' policies in the underwriting agents' portfolio) and the entire non-life portfolio of Proteq Schadeverzekeringen were tested in this manner.

The stochastic test is augmented with the assessment of actual claims development results and the effects that the reserving policy has on the size of the claims provision. The adequacy of the non-life provisions for the entire non-life portfolio is assessed by combining these various test elements.

For the part of the provision that was acquired upon the acquisition of AXA Nederland, the provisions are determined based on a best-estimate assessment increased with a safety margin. The required safety margin is derived from a risk model that takes into account specific characteristics of the business in the various portfolios. The provision equals the best estimate plus the desired safety margin and as a result the provision is adequate by definition. This renders an explicit adequacy test for this part of the provision unnecessary.

Any shortfall is recorded directly to the income statement by first writing down any capitalised costs and then, where necessary, by making an additional provision.

Adequacy test disability insurance

The testing method for occupational disability claims is performed twice a year. A provision for disability claims (PPP) is made; this is calculated based on rate assumptions for interest, recovery and mortality. The size of this provision, therefore, does not reflect the actual developments of these principles.

By periodically carrying out adequacy tests based on actual principles, SNS REAAL ensures the adequacy of the PPP. The outcome of the test is particularly sensitive to changes in the discount rate. The discount rate used in performing the adequacy testing is based on the most recent yield curve published by the Dutch Central Bank for this purpose, and which must be used as the norm from 2007 (the nominal interest rate structure to the Financial Regulatory Framework).

The outcome of the adequacy test should be seen as the difference between the outcome of the calculated minimum test provision and the book value of the technical provision.

Any shortfall is recorded directly to the income statement by first writing down any capitalised costs and then, where necessary, by making an additional provision.

3.18.3 *Derivatives embedded in insurance contracts*

SNS REAAL does not separately recognise derivatives embedded in insurance contracts, or options to surrender insurance contracts at a fixed amount, or a fixed amount and an interest rate, and thus closely linked to the basic insurance contract, but recognises these under the main contract from which they stem. The embedded derivatives are measured as soon as the technical provision made for the host contract drops below the guaranteed minimum; the time value of the derivative is not included in full in the measurement of the contract.

3.19 Provision for employee benefits

3.19.1 *Pension benefits*

SNS REAAL has different pension plans, most of which are defined contribution plans. A defined contribution plan is a pension plan in which SNS REAAL pays fixed contributions to a separate entity, the independent Stichting Pensioenfonds SNS REAAL (the pension fund). SNS REAAL has no legally enforceable or actual obligation to pay extra contributions if the fund has insufficient assets to make all the benefit payments in connection with staff performance during the reporting and prior periods.

For the defined contribution plans, SNS REAAL pays contributions to the pension fund. After payment of the contributions, SNS REAAL has no further payment obligations. The regular contributions are considered to be net periodic costs for the year in which they are due, and are recognised as such in the staff costs. Employee contributions are deducted from the net period costs.

SNS REAAL also has a number of defined benefit pension plans. The Group's net commitments arising from defined benefit pension plans are calculated separately for each plan by making an assessment of the pension entitlements that staff have accrued in exchange for their services during the reporting period and prior periods. These pension entitlements are discounted in order to determine the present value, and the fair value of the fund investments is deducted from this.
The discount rate represents the return as at the balance sheet date of bonds with an AAA credit rating whose maturities approach the term of the Group's commitments.

The actuarial gains and losses arising from defined benefit pension plans, insofar as any non-recognised accumulated actuarial gains and losses exceed 10% of the higher of the present value of the defined benefit obligation, or the fair value of the plan assets, are recognised, in the income statement for the average expected remaining period of services rendered of the employees participating in the plan. Otherwise, the actuarial gains or losses are not included in the income statement.

When the calculation results in a positive balance for the Group, the asset is stated at an amount no higher than the balance of any non-recognised actuarial losses and past service pension charges and the present value of any future repayments by the fund or lower future premiums.

3.19.2 *Other employee commitments*

The other employee commitments refer mostly to discounts granted for bank and insurance products to (former) employees after the date of their retirement. The size of the provision is based on the present value of the discounts offered after the retirement date, taking into account actuarial assumptions about mortality and interest.

Furthermore, a provision has been made for reimbursement of medical expenses and long-service awards. To qualify for these benefits, the employment contract of the employee should normally have continued until the retirement age, and it should have lasted for a specified minimum period. A liability is taken for the estimated costs of these benefits during the term of employment using a method that corresponds with that used for defined benefit pension plans. This liability is determined annually on the basis of actuarial principles.

3.19.3 *Short-term remunerations for employees*

Short-term remunerations for employees include, inter alia, salaries, short paid leave, profit sharing and bonus schemes. These short-term remunerations are accounted for over the period in which the services are rendered. In the event that employees have not made use of their entitlements at the end of the period, a liability is formed for this for the nominal amount.

3.19.4 *Share-based remunerations*

The costs of share-based remunerations are accounted for over the period in which the services are rendered.
The performance period has been determined in the 'Long-Term Bonus Plan' regulations. When the share-based remuneration is settled in shares this results in an increase of shareholders' equity. If the share-based remuneration is settled in cash, a liability is taken into account. The fair value per share of the share-based remuneration that will be settled in shares is determined on the date of granting. The number of shares granted is adjusted on each balance sheet date. The fair value of the share-based remuneration that will be settled in cash is also determined on every balance sheet date.

3.20 Other provisions

SNS REAAL makes provisions if there is a legally enforceable or present obligation arising from events in the past, the settlement of which is likely to require an outflow of assets, and a reliable estimate of the size of the obligation can be made. Provisions are measured at the present value of the expected future cash flows. Additions and any subsequent releases are recorded in the income statement.

3.20.1 *Reorganisation provision*

The reorganisation provision consists of anticipated severance payments and other costs that are directly related to restructuring programmes. These costs are accounted for in the period in which SNS REAAL has a legally enforceable or actual obligation to make the payment. No provision is formed for costs or future operating losses stemming from the continuing operations of SNS REAAL.

SNS REAAL recognises severance payments if the Group has demonstrably committed itself, either through a constructive or legally enforceable obligation, to:

- Termination of the employment contract of current employees in accordance with a detailed formal plan without the option of the plan being withdrawn; or
- Payment of termination benefits as a result of an offer to encourage voluntary redundancy.

Benefits that are due after more than twelve months after the balance sheet date are discounted.

3.20.2 *Legal costs*

A provision for legal proceedings is made at the balance sheet date for the estimated liability with respect to ongoing legal proceedings. Claims against SNS REAAL in legal proceedings are disputed. Although the outcome of these disputes cannot be predicted with certainty, it is assumed on the basis of legal advice obtained and information received that they will not have a substantial unfavourable effect on the financial position of SNS REAAL. The provision comprises an estimate of the legal costs and payments due during the course of the legal proceedings, to the extent that it is more likely that an obligation exists at the balance sheet date than that such an obligation does not exist.

3.21 Derivatives

See 3.7 of these notes.

3.22 Deferred tax liabilities

Deferred tax liabilities concern tax payable in future periods in connection with taxable temporary differences. See 3.8 for detailed information.

3.23 Savings

This item consists of balances on savings accounts, savings deposits and term deposits of retail clients. Upon initial recognition, savings are stated at fair value, including transaction costs. Thereafter, they are measured at amortised cost. Any difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of the savings.

3.24 Other amounts due to clients

Amounts owed to clients represent unsubordinated debts to non-banks, other than in the form of debt certificates.
Upon initial recognition, these debts are measured at fair value, including transaction costs. Thereafter, they are stated at amortised cost. Any difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of these amounts owed to clients.

Amounts due to credit institutions concern debts to banks. Upon initial recognition, these debts are measured at fair value, including transaction costs. Thereafter, they are stated at amortised cost. Any difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of these amounts owed to clients.

3.26 Corporate income tax

Corporate income tax relates to tax on the taxable profit for the period under review, and taxes due from previous periods, if any. Dividend withholding tax recovered through the corporation tax return is also included in this item.

3.27 Other liabilities

Other liabilities primarily consist of interest accrued on financial instruments that are stated at amortised cost. This item also includes creditors, other taxes and accrued liabilities, which item also includes amounts due by SNS Bank to clients and the clearing house in respect of option positions.

4 Specific income statement accounting principles

4.1 Income

Income represents the fair value of the services, after elimination of intra-group transactions within SNS REAAL. Income is recognised as follows:

4.1.1 *Interest income, banking operations*

The interest income from banking operations comprises interest on monetary financial assets of SNS Bank attributable to the period. Interest on financial assets is accounted for using the effective interest method based on the actual purchase price.

The effective interest method is based on the estimated future cash flows, taking into account the risk of early redemption of the underlying financial instruments and the direct costs and income, such as the transaction costs charged, brokerage fees and discounts or premiums. If the risk of early redemption cannot be reliably determined, SNS REAAL calculates the cash flows over the full term of the financial instruments.

Commitment fees, together with related direct costs, are deferred and recognised as an adjustment of the effective interest on a loan if it is likely that SNS REAAL will conclude a particular loan agreement. If the commitment expires without SNS REAAL extending the loan, the fee is recognised at the moment the commitment term expires. If it is unlikely that a particular loan agreement will be concluded, the commitment fee is recognised pro rata as a gain during the commitment term.

Interest income on monetary financial assets that have been subject to impairment and written down to the estimated recoverable amount or fair value is subsequently recognised on the basis of the interest rate used to determine the recoverable amount by discounting the future cash flows.

4.1.2 *Interest expense, banking operations*

Interest expenses from banking operations comprise the interest expenses arising from financial liabilities of the banking operations. Financial liabilities not classified as fair value through profit or loss are recognised using the effective interest method. Financial liabilities that are classified as fair value through profit or loss are accounted for based on the nominal interest rates.

4.1.3 *Premium income*

The premium income consists of the premiums that policyholders owe to REAAL Verzekeringen for concluded insurance contracts. Premium income is divided into Regular Life, Single-premium Life and Non-life premiums.

Gross premiums, excluding taxes and other charges stemming from life insurance contracts, are recognised as income when payment by the policyholder falls due. The premiums for single-premium contracts and limited-premium life insurance policies are recognised as income when payment falls due; possible cost, cost loadings and risk coverage are deferred and allocated to results proportionately over the lifetime of the current policy or, in the case of annuities, proportional to the amount of the benefits. Interest rate rebates and rate rebates are included in gross premium income and the equivalent amount is charged to technical expenses on insurance contracts.

The premiums for non-life policies, usually insurance contracts with a maximum term of twelve months, are recognised as income during the term of the contract in proportion to the elapsed insurance term. The movement in the provision for unearned premium is also accounted for under the net premium income.

4.1.4 *Reinsurance premiums*

This item represents the premiums on reinsurance contracts. These are recognised as a charge to the income statement proportionally during the term of the contract.

4.1.5 *Net commission and management fees*

Commission income and management fees include income from securities transactions for clients, asset management, commission from the insurance operations and other related services offered by SNS REAAL. These are recognised in the reporting period in which the services are performed. Commission related to transactions in financial instruments for own account are incorporated in the amortised cost of this instrument, unless the instrument is measured at fair value through profit or loss, in which case the commission is included in the revaluation result.

4.1.6 *Commissions and management fees due*

Commission and management fees payable by SNS REAAL are included under commissions and management fees due. These costs are recognised in the reporting period in which the services are provided to SNS REAAL.

4.1.7 *Share in the result of associated companies*

The share in the result of associated companies concerns the share of SNS REAAL in the results of the participations. If the book value of the associated company falls to zero, no further losses are accounted for, unless the Group has entered into commitments or made payments on its behalf.

Where necessary, the accounting principles applied by the associated company have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.

4.1.8 *Result on investments*

The result on investments consists of:

- Interest
- Dividend
- Rental income
- Revaluations

4.1.8.1 Interest

The item Interest comprises the interest income in respect of group activities and the interest income from investments of REAAL Verzekeringen and SNS Bank.

4.1.8.2 Dividend

Dividend income is recognised in the income statement as soon as the entity's right to payment is established. In the case of listed securities, this is the date on which the dividend is paid out.

4.1.8.3 Rental income

Rental income consists of the rental income from investment property. This rental income is recognised as income on a straight-line basis for the duration of the lease agreement.

4.1.8.4 Revaluations

This item relates to the realised and unrealised increases and decreases in the value of investments in the category fair value through profit or loss and realised increases and decreases in the value of the investments in the other categories. Realised increases in value concern the difference between the sales price and the amortised cost price. Unrealised increases in value concern the difference between the fair value and the book value over the period.

4.1.9 *Result on investments on behalf of policyholders*

These investments are held on behalf of life insurance policyholders and are measured at fair value. Increases and decreases in the value of investments are recognised in the income statement as 'Result on investments on behalf of policyholders'. The dividend and interest are also accounted for in this item.

4.1.10 *Results on derivatives and other financial instruments*

Derivatives are measured at fair value. Gains and losses from readjustments to fair value are taken directly to the income statement under 'Result on derivatives and other financial instruments'. However, if derivatives are eligible for hedge accounting, the recognition of a resulting gain or a resulting loss depends on the nature of the hedged item. The ineffective portion of any gains or losses is recognised under the 'Result on derivatives and other financial instruments'.

The profit or loss from the revaluation of the outstanding debt certificates, which are initially included at fair value with the processing of value adjustments in the income statement, is also accounted for under this item.

4.1.11 *Other operating income*

Other operating income comprises all the income that cannot be accounted for under other headings.

4.2 Expenses

Expenses include the losses and charges arising from the ordinary business activities of SNS REAAL. Expenses are recognised in the income statement on the basis of a direct relationship between the costs incurred and the corresponding income. If future economic benefits are expected to be derived across different reporting periods, expenses are recognised in the income statement using a systematic method of allocation. Expenses are immediately included in the income statement if they are not expected to generate any future economic benefits.

4.2.1 *Technical expenses on insurance contracts*

Net movements in technical provisions are recorded under this item. This includes mainly the addition of required interest and premium payments to cover future payouts, less payments due (life and non-life) and developments in the portfolio, such as the actuarial result on surrender, cancellation and mortality.

4.2.2 *Technical expenses on insurance contracts on behalf of policyholders*

The changes in provisions for insurance contracts for the account and risk of policyholders are accounted for under this item. (See the subsection on life insurance contracts for account and risk of policyholders in the notes to technical insurance provision in section 3.) Payments to policyholders are also recorded under this item.

4.2.3 *Acquisition costs for insurance operations*

Acquisition costs comprise the direct and indirect costs associated with acquiring an insurance contract or the conclusion of a mortgage in combination with an insurance product, including brokerage fees, the costs of medical check-ups and administrative costs for administering new policies in the portfolio. Amortisation of capitalised acquisition costs is included in this item, to the extent that the charge relates to capitalised external costs. The amortisation of capitalised internal costs is included in depreciation and amortisation on tangible and intangible fixed assets. The change in the provision for unearned commissions is also accounted for under acquisition costs.

4.2.4 *Value adjustments to financial instruments and other assets*

Value adjustments include downward revaluations of assets for which the book value exceeds the recoverable value. Goodwill and other intangible fixed assets, tangible fixed assets, investments in associates, investments, receivables and other assets may be subject to impairment. As soon as impairment is identified, it is included in the income statement. The specific principles for impairment are explained in more detail in section 3 under the applicable items.

4.2.5 *Staff costs*

These costs concern all costs that pertain to the personnel. This includes, inter alia, salaries, social security costs, pension costs and rebates granted to employees.

4.2.6 *Depreciation and amortisation of tangible and intangible fixed assets*

This item comprises all depreciation and amortisation of tangible and intangible fixed assets. The specific principles for depreciation and amortisation are explained in more detail in section 3 under the applicable items.

4.2.7 *Other operating expenses*

This includes office, accommodation and other operating costs.

4.2.8 *Other interest expenses*

Other interest expenses comprise the interest expenses in respect of financial obligations arising from insurance operations and group operations. The interest expenses are recognised in the income statement under the effective interest method.

5 Contingent liabilities and commitments

Contingent liabilities are liabilities not recognised in the balance sheet because the existence is contingent on one or more uncertain events that may or may not occur in the future not wholly within the control of SNS REAAL. It is not possible to make a reliable estimate of such liabilities.

The maximum potential credit risk arising from pledges and guarantees given by SNS REAAL is stated in the notes.
In determining the maximum potential credit risk, it is assumed that all the counterparties will no longer live up to their contractual obligations and that all the existing collateral is without value.

6 Cash flow statement

The cash flow statement is prepared according to the indirect method, and distinguishes between cash flows from operational, investment and financing activities. Cash flows in foreign currency are converted at the average exchange rates during the financial year. With regard to cash flow from operations, operating profit before taxation is adjusted for gains and losses that did not result in income and payments in the same financial year and for movements in provisions and accrued and deferred items.

Investments in consolidated subsidiaries and associates are stated under cash flow from investing activities. The cash and cash equivalents available at acquisition date in these interests are deducted from the purchase price.

In the context of the cash flow statement, cash and cash equivalents are equal to the balance sheet item cash and cash equivalents.

Information by segment

SNS REAAL is a banking and insurance company that focuses mainly on the Dutch retail and SME markets. The product range consists of three core products: mortgages and property finance, savings and investments and insurance. The services to the retail and SME markets are mostly rendered through the main brands SNS Bank and REAAL Verzekeringen and through several distribution channels.

The activities of SNS REAAL are organised in six primary business segments:

1 SNS Bank

1.1 Retail Banking

This business segment offers banking products in the field of mortgages and savings and investments for both the retail and SME markets. In addition to SNS Bank, this unit also comprises ASN Bank, BLG Hypotheken, CVB Bank and SNS Securities. Until 1 July 2006, the activities of SNS Asset Management were part of SNS Bank. As at 1 July 2006, SNS Asset Management became an independent unit and as such is part of the Group activities. Effective from 1 July 2007, the activities of CVB Bank and Regio Bank were merged under the name SNS Regio Bank.

1.2 Property Finance

This business unit carries out banking activities in the field of real estate investment and project financing. In 2006, this unit only contained the acquired activities of SNS Property Finance. The property financing that was still part of SNS Bank's Retail Banking unit in 2006 is transferred to Property Finance in 2007. The 2006 income statement for this unit shows only one month's results of the Bouwfonds Property Finance acquisition.

2 REAAL Verzekeringen

2.1 REAAL Verzekeringen Life

This business segment offers life and pension insurance policies to the retail and SME markets. The business segment REAAL Verzekeringen Life includes REAAL Levensverzekeringen and Proteq Levensverzekeringen and as from 5 September 2007, AXA Levensverzekeringen, Winterthur Levensverzekeringen and DBV Levensverzekeringen.

2.2 REAAL Verzekeringen Non-life

This business segment offers non-life insurance policies for property and mobility, bodily injury, invalidity and disability. The business segment REAAL Verzekeringen Non-life includes REAAL Schadeverzekeringen, Proteq Schadeverzekeringen and as from 5 September 2007 the business units AXA Schadeverzekeringen, Winterthur Schadeverzekeringen and DBV Schadeverzekeringen.

2.3 REAAL Other activities

This segment includes the business units of REAAL Verzekeringen which are separate from the business segments REAAL Verzekeringen Life and REAAL Verzekeringen Non-life.

3 Group activities

Group activities include the business units that are managed directly by the Group Executive Board and whose income and expenses are not attributed to the other business segments. The Group activities unit also includes SNS REAAL Invest and as of 1 July 2006, SNS Asset Management.

Allocation of group costs

A number of corporate staff departments are shared. The costs of the corporate staff are charged based on the service provided or proportionally allocated to the group's subsidiaries. The costs of the Group Executive Board and specific holding company costs are not allocated to group subsidiaries.

Income statement REAAL Verzekeringen

In this overview, a distinction is made between the technical and non-technical result of REAAL Verzekeringen. The non-technical result also includes investment income that can be allocated to shareholders' equity.

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Assets										
Goodwill and other intangible fixed assets	285	214	1,755	669	--	--	--	--	2,040	883
Tangible fixed assets	139	163	198	81	3	--	85	76	425	320
Investments in associated companies	53	34	66	69	11	39	(3)	(3)	127	139
Subsidiaries	--	--	--	--	4,118	3,401	(4,118)	(3,401)	--	--
Investment property	6	6	248	205	--	--	(85)	(76)	169	135
Investments	4,056	2,038	17,639	9,064	238	198	(866)	(674)	21,067	10,626
Investments for insurance contracts on behalf of policyholders	--	--	7,349	3,955	--	--	(114)	--	7,235	3,955
Derivatives	1,041	804	119	137	1	2	--	--	1,161	943
Deferred tax assets	128	39	143	20	12	7	--	--	283	66
Reinsurance contracts	--	--	483	338	--	--	--	--	483	338
Loans and advances to clients	60,236	56,248	3,912	757	856	561	(1,959)	(866)	63,045	56,700
Loans and advances to credit institutions	1,092	3,607	539	162	300	100	(300)	(100)	1,631	3,769
Corporate income tax	100	106	32	36	87	108	(3)	--	216	250
Other assets	307	436	554	400	76	39	(86)	(217)	851	658
Cash and cash equivalents	3,141	687	1,006	698	1,025	415	(831)	(840)	4,341	960
Total assets	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**
Equity and liabilities										
Equity attributable to shareholders	2,209	2,097	1,909	1,304	3,588	3,200	(4,118)	(3,401)	3,588	3,200
Third-party interests	2	--	4	3	--	--	(3)	(3)	3	--
Group equity	2,211	2,097	1,913	1,307	3,588	3,200	(4,121)	(3,404)	3,591	3,200
Participation certificates and subordinated debt	1,678	1,448	536	120	639	299	(821)	(203)	2,032	1,664
Debt certificates	32,182	30,841	2,524	--	533	418	(27)	--	35,212	31,259
Technical provisions insurance operations	--	--	24,886	13,313	--	--	(28)	(30)	24,858	13,283
Provision for employee benefits	--	--	131	18	39	20	29	30	199	68
Other provisions	17	24	25	4	1	1	--	--	43	29
Derivatives	938	682	14	4	7	6	--	--	959	692
Deferred tax liabilities	151	97	356	146	--	--	--	--	507	243
Savings	19,179	13,678	--	--	--	--	--	--	19,179	13,678
Other amounts due to clients	7,846	7,019	1,040	402	952	611	(2,591)	(1,553)	7,247	6,479
Amounts due to credit institutions	5,066	7,299	1,565	663	888	246	(632)	(674)	6,887	7,534
Corporate income tax	--	7	--	6	3	--	(3)	--	--	13
Other liabilities	1,316	1,190	1,053	608	77	69	(86)	(267)	2,360	1,600
Total equity and liabilities	**70,584**	**64,382**	**34,043**	**16,591**	**6,727**	**4,870**	**(8,280)**	**(6,101)**	**103,074**	**79,742**

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Interest income, banking operations third parties	3,356	2,314	--	--	--	--	--	--	3,356	2,314
Interest income, banking operations group companies	3	--	--	--	--	--	(3)	--	--	--
Interest expense, banking operations third parties	2,522	1,715	--	--	--	--	--	--	2,522	1,715
Interest expense, banking operations group companies	54	32	--	--	--	--	(54)	(32)	--	--
Net interest income, banking operations	783	567	--	--	--	--	51	32	834	599
Premium income	--	--	2,584	2,009	--	--	--	--	2,584	2,009
Reinsurance premiums	--	--	61	49	--	--	--	--	61	49
Net premium income	--	--	2,523	1,960	--	--	--	--	2,523	1,960
Commission and management fees receivable from third parties	125	122	68	71	9	1	--	--	202	194
Commission and management fees receivable from group companies	38	31	1	2	17	12	(56)	(45)	--	--
Commission and management fees due to third parties	22	23	(3)	16	--	1	--	--	19	40
Commission and management fees due to group companies	12	10	18	--	--	--	(30)	(10)	--	--
Net commission and management fees	129	120	54	57	26	12	(26)	(35)	183	154
Share in the result of associated companies	(3)	(1)	--	3	490	387	(478)	(376)	9	13
Result on investments	14	67	834	561	71	41	(77)	(57)	842	612
Result on investments on behalf of policy holders	--	--	96	215	--	--	--	--	96	215
Result on derivatives and other financial instruments	13	15	29	6	1	--	--	--	43	21
Other operating income	2	--	11	2	--	--	--	--	13	2
Total income	**938**	**768**	**3,547**	**2,804**	**588**	**440**	**(530)**	**(436)**	**4,543**	**3,576**

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Transport Total income	**938**	**768**	**3,547**	**2,804**	**588**	**440**	**(530)**	**(436)**	**4,543**	**3,576**
Expenses										
Technical expenses on insurance contracts	--	--	1,979	1,393	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policy holders	--	--	496	663	--	--	--	--	496	663
Acquisition costs for insurance operations	--	--	333	240	--	--	(6)	(22)	327	218
Value adjustments to financial instruments and other assets	35	36	29	(2)	(1)	1	--	--	63	35
Staff costs	332	283	184	141	88	74	--	--	604	498
Depreciation and amortisation of tangible and intangible fixed assets	31	25	35	27	1	--	--	--	67	52
Other operating expenses	203	173	88	75	(26)	(38)	(9)	--	256	210
Other interest expenses	--	--	144	34	76	43	(38)	(29)	182	48
Total expenses	**601**	**517**	**3,288**	**2,571**	**138**	**80**	**(53)**	**(51)**	**3,974**	**3,117**
Operating profit before taxation	**337**	**251**	**259**	**233**	**450**	**360**	**(477)**	**(385)**	**569**	**459**
Taxation	64	37	52	63	(15)	(11)	--	(1)	101	88
Third-party interests	1	--	2	--	--	--	--	--	3	--
Net profit attributable to shareholders	**272**	**214**	**205**	**170**	**465**	**371**	**(477)**	**(384)**	**465**	**371**

Balance sheet SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Assets								
Goodwill and other intangible fixed assets	281	209	4	5	--	--	285	214
Tangible fixed assets	138	162	1	1	--	--	139	163
Investments in associated companies	--	--	53	34	--	--	53	34
Subsidiaries	--	--	--	--	--	--	--	--
Investment property	--	1	6	5	--	--	6	6
Investments	4,056	2,038	--	--	--	--	4,056	2,038
Derivatives	1,041	804	--	--	--	--	1,041	804
Deferred tax assets	128	32	--	7	--	--	128	39
Loans and advances to clients	48,661	56,006	11,575	8,809	--	(8,567)	60,236	56,248
Loans and advances to credit institutions	11,883	3,592	14	346	(10,805)	(331)	1,092	3,607
Corporate income tax	100	106	--	--	--	--	100	106
Other assets	254	384	53	75	--	(23)	307	436
Cash and cash equivalents	3,134	672	7	15	--	--	3,141	687
Total assets	**69,676**	**64,006**	**11,713**	**9,297**	**(10,805)**	**(8,921)**	**70,584**	**64,382**
Equity and Liabilities								
Equity attributable to shareholders	1,451	1,452	758	645	--	--	2,209	2,097
Third-party interests	2	--	--	--	--	--	2	--
Group equity	1,453	1,452	758	645	--	--	2,211	2,097
								--
Participation certificates and subordinated debt	1,678	1,448	--	--	--	--	1,678	1,448
Debt certificates	32,182	30,841	--	--	--	--	32,182	30,841
Other provisions	15	22	2	2	--	--	17	24
Derivatives	938	682	--	--	--	--	938	682
Deferred tax liabilities	141	89	10	8	--	--	151	97
Savings	19,179	13,678	--	--	--	--	19,179	13,678
Other amounts due to clients	8,001	7,350	--	--	(155)	(331)	7,846	7,019
Amounts due to credit institutions	4,825	7,286	10,805	8,580	(10,564)	(8,567)	5,066	7,299
Corporate income tax	--	(1)	--	8	--	--	--	7
Other liabilities	1,264	1,159	138	54	(86)	(23)	1,316	1,190
Total equity and liabilities	**69,676**	**64,006**	**11,713**	**9,297**	**(10,805)**	**(8,921)**	**70,584**	**64,382**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Income								
Interest income, banking operations	3,174	2,300	578	39	(393)	(25)	3,359	2,314
Interest expense, banking operations	2,578	1,749	391	23	(393)	(25)	2,576	1,747
Net interest income, banking operations	596	551	187	16	--	--	783	567
Commission and management fees	162	153	1	--	--	--	163	153
Commission and management fees due	34	33	--	--	--	--	34	33
Net commission and management fees	128	120	1	--	--	--	129	120
Share in the result of associated companies	(1)	--	(2)	(1)	--	--	(3)	(1)
Result on investments	13	67	1	--	--	--	14	67
Result on derivatives and other financial instruments	12	15	1	--	--	--	13	15
Other operating income	3	--	(1)	--	--	--	2	--
Total income	**751**	**753**	**187**	**15**	--	--	**938**	**768**
Expenses								
Value adjustments to financial instruments and other assets	20	35	15	1	--	--	35	36
Staff costs	296	280	36	3	--	--	332	283
Depreciation and amortisation of tangible and intangible fixed assets	29	25	2	--	--	--	31	25
Other operating expenses	180	171	23	2	--	--	203	173
Other interest expenses	--	--	--	--	--	--	--	--
Total expenses	**525**	**511**	**76**	**6**	--	--	**601**	**517**
Operating profit before taxation	**226**	**242**	**111**	**9**	--	--	**337**	**251**
Taxation	39	34	25	3	--	--	64	37
Third-party interests	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**186**	**208**	**86**	**6**	--	--	**272**	**214**

Balance sheet REAAL Verzekeringen by segment

In € millions	Life		Non-life		Other activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Assets										
Goodwill and other intangible fixed assets	1,562	650	187	--	6	19	--	--	1,755	669
Tangible fixed assets	49	34	26	2	123	45	--	--	198	81
Investments in associated companies	64	67	--	--	2,832	1,454	(2,830)	(1,452)	66	69
Investment property	248	205	--	--	--	--	--	--	248	205
Investments	16,231	8,303	1,705	698	265	156	(562)	(93)	17,639	9,064
Investments for insurance contracts on behalf of policyholders	7,349	3,955	--	--	--	--	--	--	7,349	3,955
Derivatives	48	137	2	--	69	--	--	--	119	137
Deferred tax assets	132	33	21	4	22	3	(32)	(20)	143	20
Reinsurance contracts	187	188	333	202	--	--	(37)	(52)	483	338
Loans and advances to clients	1,077	751	10	6	2,825	--	--	--	3,912	757
Loans and advances to credit institutions	564	94	32	68	(68)	--	11	--	539	162
Corporate income tax	68	36	1	--	21	--	(58)	--	32	36
Other assets	867	148	121	157	951	104	(1,385)	(9)	554	400
Cash and cash equivalents	878	676	28	14	100	8	--	--	1,006	698
Total assets	**29,324**	**15,277**	**2,466**	**1,151**	**7,146**	**1,789**	**(4,893)**	**(1,626)**	**34,043**	**16,591**
Equity and liabilities										
Equity attributable to shareholders	2,389	1,272	442	180	1,909	1,304	(2,831)	(1,452)	1,909	1,304
Third-party interests	4	3	--	--	--	--	--	--	4	3
Group equity	2,393	1,275	442	180	1,909	1,304	(2,831)	(1,452)	1,913	1,307
Participation certificates and subordinated debt	55	120	--	4	586	80	(105)	(84)	536	120
Debt certificates	--	--	--	--	2,524	--	--	--	2,524	--
Technical provisions insurance operations	23,367	12,612	1,619	753	--	--	(100)	(52)	24,886	13,313
Provision for employee benefits	34	3	18	14	79	1	--	--	131	18
Other provisions	14	1	1	--	10	3	--	--	25	4
Derivatives	1	4	--	--	13	--	--	--	14	4
Deferred tax liabilities	295	150	47	4	44	12	(30)	(20)	356	146
Other amounts due to clients	746	374	70	27	681	10	(457)	(9)	1,040	402
Amounts due to credit institutions	984	316	5	4	576	343	--	--	1,565	663
Corporate income tax	17	--	2	1	38	5	(57)	--	--	6
Other liabilities	1,418	422	262	164	686	31	(1,313)	(9)	1,053	608
Total equity and liabilities	**29,324**	**15,277**	**2,466**	**1,151**	**7,146**	**1,789**	**(4,893)**	**(1,626)**	**34,043**	**16,591**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-life		Other		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income										
Premium income	1,994	1,561	590	448	--	--	--	--	2,584	2,009
Reinsurance premiums	13	14	48	35	--	--	--	--	61	49
Net premium income	1,981	1,547	542	413	--	--	--	--	2,523	1,960
Commission and management fees	43	37	2	13	24	23	--	--	69	73
Commission and management fees due	4	--	(8)	--	19	16	--	--	15	16
Net commission and management fees	39	37	10	13	5	7	--	--	54	57
Share in the result of associated companies	--	3	--	--	200	166	(200)	(166)	--	3
Result on investments	710	529	42	27	94	12	(12)	(7)	834	561
Result on investments for insurance contracts on behalf of policyholders	96	215	--	--	--	--	--	--	96	215
Result on derivatives and other financial instruments	31	6	1	--	(3)	--	--	--	29	6
Other operating income	7	--	3	1	1	1	--	--	11	2
Total income	**2,864**	**2,337**	**598**	**454**	**297**	**186**	**(212)**	**(173)**	**3,547**	**2,804**
Expenses										
Technical expenses on insurance contracts	1,676	1,158	303	235	--	--	--	--	1,979	1,393
Technical expenses on insurance contracts on behalf of policyholders	496	663	--	--	--	--	--	--	496	663
Acquisition costs for insurance operations	178	134	157	105	(2)	1	--	--	333	240
Value adjustments to financial instruments and other assets	27	(2)	2	--	--	--	--	--	29	(2)
Staff costs	117	95	57	46	10	--	--	--	184	141
Depreciation and amortisation of tangible and intangible fixed assets	25	17	5	5	5	5	--	--	35	27
Other operating expenses	43	39	38	31	7	5	--	--	88	75
Other interest expenses	79	33	6	1	71	7	(12)	(7)	144	34
Total expenses	**2,641**	**2,137**	**568**	**423**	**91**	**18**	**(12)**	**(7)**	**3,288**	**2,571**
Operating profit before taxation	**223**	**200**	**30**	**31**	**206**	**168**	**(200)**	**(166)**	**259**	**233**
Taxation	44	55	7	10	1	(2)	--	--	52	63
Third-party interests	2	--	--	--	--	--	--	--	2	--
Net profit attributable to shareholders	**177**	**145**	**23**	**21**	**205**	**170**	**(200)**	**(166)**	**205**	**170**

Income Statement REAAL Verzekeringen

In € millions	Life				Non-life			
	2007		2006		2007		2006	
Technical account								
Premium income own account:								
- Gross premium income	1,994		1,561		542		446	
- Outward reinsurance premiums	(13)		(14)		(47)		(35)	
		1,981		1,547		495		411
Change in technical provision for unearned premiums and current risks:								
- Gross	--		--		48		2	
- Reinsurers' share	--		--		(1)		--	
		--		--		47		2
Result on investments:								
- Investments for own account	741		530		43		27	
- Investments for insurance contracts on behalf of policyholders	96		215		--		--	
- Investment income attributed to non-technical account	(70)		(70)		(9)		(7)	
		767		675		34		20
Benefits/claims:								
- Gross	(1,588)		(1,148)		(323)		(250)	
- Reinsurers' share	27		31		22		26	
		(1,561)		(1,117)		(301)		(224)
Changes in provisions:								
-Gross	(565)		(644)		1		22	
-Reinsurers' share	(16)		(9)		5		(20)	
		(581)		(653)		6		2
Profit sharing and rebates		(29)		(45)		--		--
Operating expenses	(175)		(105)		(96)		(80)	
Acquisition costs	(178)		(134)		(157)		(94)	
Deducted commission and profit sharing received from reinsurance contracts	2		--		8		--	
Total expenses		(351)		(239)		(245)		(174)
Investment expenses:								
- Investment expenses	(79)		(32)		(6)		(2)	
- Investment expenses attributed to non-technical account	18		15		--		1	
		(61)		(17)		(6)		(1)
Other technical expenses		(1)		(6)		(8)		(13)
Result technical account		**164**		**145**		**22**		**23**

in € millions	2007	2006
Non-technical account		
Technical result, Life	164	145
Technical result, Non-life	22	23
Total technical result	**186**	**168**
Income from investments transferred from technical account	79	77
Investment expenses transferred from technical account	(18)	(16)
Income from investments Other activities	91	12
Investment expenses Other activities	(71)	(7)
Other operating income	11	3
Other operating expenses	(19)	(4)
Operating profit before taxation	259	233
Taxation	(52)	(63)
Third-party interests	(2)	--
Net profit attributable to shareholders	**205**	**170**

Acquisition AXA NL Combined

On 5 September 2007, SNS REAAL acquired the Dutch operations of AXA, Winterthur and DBV (AXA NL Combined). This acquisition represented a major strategic step for SNS REAAL, securing it a leading position in the insurance market in the Netherlands. The acquired companies were taken over by REAAL Verzekeringen; the insurance operations of AXA and Winterthur will be integrated into REAAL Verzekeringen Life and REAAL Verzekeringen Non-Life.

AXA NL Combined contributed € 18 million to SNS REAAL's operating profit after taxes for the period from 5 September 2007 through 31 December 2007 taking into account amortisation of the IFRS purchase accounting adjustments and higher funding costs associated with refinancing.

The breakdown of the acquired assets, liabilities and goodwill is as follows:

In € millions	
Costs directly related to the acquisition	13
Interest paid between the effective date of the acquisition (31 December 2006) and the closing date (5 September 2007)	48
Acquisition price	1,750
Total cost price of the acquisition	1,811
Fair value of the assets and liabilities acquired (see notes)	1,574
Goodwill	**237**

The impact of the acquisition on SNS REAAL's cash flows

In € millions	
Acquisition price	1,811
Less: cash and cash equivalents of the acquired companies	110
Cash outflows due to the acquisition	**1,701**

New identifiable intangible fixed assets included in the acquisition

The fair value of the acquired net assets has been provisionally determined as supplementary information will become available for the definite valuation of the item technical provisions for insurance operations after the balance sheet date. Any resulting adjustments to fair value will be treated as adjustments to the fair value and/or goodwill originally recognised, should these adjustments become known within 12 months of the acquisition date. The goodwill will be assigned to the cash flow generating units of SNS REAAL in 2008.

A definite revaluation to fair value as per 5 September 2007 of the technical provisions for insurance operations had not yet taken place at balance sheet date, since the information required for this complex item did not become available in time. The current provisional valuation of this item has been carried out based on the most accurate estimate by SNS REAAL's management.
The calculations for the adjustment will be finalised in 2008, and goodwill will be subsequently corrected.

In view of this acquisition, SNS REAAL identifies the following intangible fixed assets: VOBA, distribution network, clients relations, brand name and software. These intangible fixed assets have been valued at fair value on the acquisition date. VOBA will be amortised based on profit flows. The distribution network, client relations and software will be amortised over 15 years, 14 years and 5 years respectively. The useful life of the brand name is indefinite and will not be amortised.

Goodwill

Goodwill represents the expected income and expense synergies of the acquisition, as well as the value of AXA, Winterthur and DBV staff that cannot be accounted for separately.

The provisional value of assets and liabilities as of the acquisition per 5 September 2007 can be specified as follows:

In € millions	Book value AXA 5 September 2007	Book value Winterthur 5 September 2007	Book value DBV 5 September 2007	Book value AXA NL Combined 5 September 2007	Fair value AXA NL Combined 5 September 2007
Assets					
Intangible fixed assets	352	173	46	571	857
Tangible fixed assets	65	15	12	92	123
Investments in associated companies	--	--	--	--	--
Investment property	--	--	23	23	31
Investments	5,674	1,399	4,781	11,854	11,421
Investments for insurance contracts on behalf of policyholders	2,691	228	400	3,319	3,319
Derivatives	12	8	74	94	94
Deferred tax assets	11	50	33	94	97
Loans and advances to credit institutions	135	54	141	330	344
Other tax assets	42	6	8	56	62
Other assets	117	67	105	289	277
Cash and cash equivalents	15	19	76	110	110
Total assets	**9,114**	**2,019**	**5,699**	**16,832**	**16,735**
Liabilities					
Equity attributable to shareholders	807	312	102	1,221	1,574
Participation certificates and subordinated debt	--	--	25	25	25
Debt certificates	--	--	2,661	2,661	2,661
Technical provisions insurance operations	7,551	1,498	2,249	11,298	11,110
Provision for employee benefits	16	76	8	100	129
Non-financial liabilities	8	--	3	11	24
Derivatives	--	--	30	30	30
Deferred tax liabilities	90	58	45	193	308
Other amounts due to clients	39	20	294	353	353
Amounts due to credit institutions	9	--	95	104	104
Other tax liabilities	26	9	--	35	45
Other liabilities	568	46	187	801	372
Total liabilities	**9,114**	**2,019**	**5,699**	**16,832**	**16,735**

The fair value of the assets, liabilities and contingent liabilities acquired is based on the discounted cash flow model. No provisions have been recognised for the purchase of the subsidiary.

AXA NL Combined's net profit for the full year 2007 amounted to € 64 million and total income amounted to € 2,381 million. These 2007 figures are pro-forma figures and are based on the former AXA IFRS accounting principles after result normalisations, amortisation of IFRS purchase price accounting adjustments and after the impact of the change in funding costs associated with refinancing.

Acquisition Regio Bank

SNS REAAL acquired Regio Bank on 1 July 2007. Regio Bank was merged with CVB Bank, a subsidiary of SNS REAAL, and will continue under its new name SNS Regio Bank.

Regio Bank contributed € 4 million to profit after taxes of SNS REAAL for the period from 1 July 2007 through 31 December 2007 after adjustments for IFRS purchase price allocation and depreciation of one-time integration costs.

The breakdown of the acquired assets, liabilities and goodwill is as follows:

In € millions	
Costs directly related to the acquisition	2
Interest paid between the effective date of the acquisition and the closing date	2
Acquisition price	55
Total cost price of the acquisition	59
Fair value of the assets and liabilities acquired (see notes)	(4)
Goodwill	**63**

The impact of the acquisition on SNS REAAL's cash flows

In € millions	
Acquisition price	59
Less: cash and cash equivalents of the acquired companies	7
Cash outflows due to the acquisition	**52**

New identifiable intangible fixed assets included in the acquisition

The fair value of the acquired net assets of Regio Bank has been determined definitively. As a result of the acquisition SNS REAAL recognises the following intangible fixed assets: brand name, core deposits and client relations. The value of these intangible fixed asset is the fair value as at the effective date of the acquisition and have an economic life of 4 years, 8 years and 14 years respectively.

Goodwill

Goodwill represents the expected income and expense synergies of the acquisition, as well as the value of Regio Bank's staff that cannot be accounted for separately. The goodwill will be attributed to the cash flow generating entity Retail Banking.

The value of the assets and liabilities of the acquisition is as follows:

In € millions	Book value 1 July 2007	Fair value 1 July 2007
Assets		
Intangible fixed assets	--	37
Mortgage-backed loans and advances to clients	1,841	1,791
Deferred tax assets	17	28
Other assets	89	89
Loans and advances to credit institutions	1,092	1,090
Cash and cash equivalents	7	7
Total assets	**3,046**	**3,042**
Liabilities		
Shareholders' equity	10	(4)
Deferred tax liabilities	2	13
Savings	2,970	2,970
Corporate income tax	2	2
Other liabilities	62	61
Total liabilities	**3,046**	**3,042**

The fair value of the assets, liabilities and contingent liabilities acquired is based on the present value of the estimated future cash flows. No provisions have been recognised for the purchase of the subsidiary.

Regio Bank's net profit for the full year 2007 amounts to € 25 million, and total income amounted to € 55 million. The full year figures for 2007 concern pro forma figures based on Regio Bank's accounting principles. These accounting principles do not materially deviate from SNS REAAL's accounting principles.

Acquisition FBS Bankiers

SNS REAAL and VVAA Groep B.V. finalised negotiations on the takeover of FBS Bankiers N.V. (FBS) on 1 October 2007. On the same date, all the shares in FBS were transferred. The shares were acquired by SNS Bank. Both FBS and SNS Securities N.V. are subsidiaries of SNS Bank. Both subsidiaries merged legally on 1 January 2008, with SNS Securities N.V. as the disappearing company and FBS as the obtaining company. The name FBS was concurrently altered to SNS Securities N.V. With this takeover, SNS Securities reinforces its position in the Dutch market.

FBS Bankiers contributed € 0.3 million to the result after taxes of SNS REAAL for the period from 1 October 2007 through 31 December 2007.

The breakdown of the acquired assets, liabilities and goodwill is as follows:

In € millions	
Costs directly related to the acquisition	-
Interest paid between the effective date of the acquisition and the closing date	-
Provisional acquisition price	16
Total cost price of the acquisition	16
Fair value of the assets and liabilities acquired (see notes)	16
Goodwill	-

The impact of the acquisition on SNS REAAL's cash flows

In € millions	
Acquisition price	16
Less: cash and cash equivalents of the acquired companies	102
Cash outflows due to the acquisition	**(86)**

Provisional acquisition price

The fair value of the acquired net assets of FBS Bankiers has been determined provisionally as the acquisition price has not yet been determined definitively.

The definitive acquisition price has been made dependent on the amount of commissions of intermediaries yet to be settled for 2007. The commissions to be settled will be determined in 2008; the definitive acquisition price will then be determined. Goodwill will be adjusted by the difference with the provisional acquisition price. The goodwill will be attributed to the cash flow generating unit Retail Banking.

The provisional assets and liabilities of the acquisition can be specified as follows:

In € millions	Book value 1 October 2007	Fair value 1 October 2007
Assets		
Investments	31	31
Loans and advances to clients	71	71
Deferred tax assets	1	1
Corporate income tax	3	3
Other assets	15	15
Cash and cash equivalents	102	102
Total assets	**223**	**223**

in € millions	Book value 1 October 2007	Fair value 1 October 2007
Liabilities		
Shareholders' equity	16	16
Participation certificates and subordinated debt	6	6
Other amounts due to clients	149	149
Amounts due to credit institutions	41	41
Other liabilities	11	11
Total liabilities	**223**	**223**

The fair value of the assets, liabilities and contingent liabilities acquired is based on the present value of the estimated future cash flows. No provisions have been recognised for the purchase of the subsidiary.

FBS Bankiers' net profit for the full year 2007 amounted to € 1.4 million, and total income amounted to € 7.1 million. These figures for the full year 2007 concern pro-forma figures based on the accounting principles of FBS Bankiers. These accounting principles do not materially deviate from SNS REAAL's accounting principles.

Purchase price adjustments SNS Property Finance

As announced in the annual accounts of 2006, the calculations of the IFRS PPA adjustments for the pensions and associated companies of SNS Property Finance were finalised in 2007. As a result of these calculations, goodwill was decreased by € 27 million, the value of the associated companies was increased by € 40 million and the deferred tax liabilities were increased by € 14 million. Besides, the costs directly related to the acquisition decreased by € 1 million. There were no IFRS PPA adjustments for pensions, since the existing multi-employer contracts were renegotiated and prolongued.

Intended acquisition Zwitserleven and intended sale of Swiss Life Belgium

On 19 November 2007, SNS REAAL announced that agreement was reached with Swiss Life Holding on the acquisition of Zwitserleven Nederland and Swiss Life Belgium for a maximum amount of € 1.535 million. The acquisition is subject to regulatory approval and the advice of the works councils concerned. The acquisition is expected to be finalised in the second quarter of 2008.

On 21 January 2008, SNS REAAL announced that it intended to sell Swiss Life Belgium to Delta Lloyd Group. SNS REAAL and Delta Lloyd Group have signed a letter of intend on the sale of the shares in Swiss Life Belgium to Delta Lloyd Group for € 135 million in cash. SNS REAAL decided to sell Swiss Life Belgium as the company focuses its strategy on the Netherlands. The sales price of € 135 million in cash is based on financial information as per 31 December 2006. The final sales price will be determined based on financial information as per 31 December 2007. The transaction includes the same guarantees and indemnifications as Swiss Life Holding provided to SNS REAAL.

The agreement between SNS REAAL and Delta Lloyd Group is subject to the finalisation of the acquisition of the Dutch and Belgian activities of Swiss Life Holding. Finalisation of this transaction and the transaction with Delta Lloyd Group are subject to approval by the relevant supervisory authorities and works councils, and is expected to take place in the second quarter of 2008.

Risk management SNS REAAL

1 Risk profile SNS REAAL

1.1 Key points risk profile SNS REAAL

SNS REAAL conducts its business operations based on a healthy balance between risk, return and capital. In doing so, SNS REAAL seeks to maintain a moderate risk profile. Our primary focus on private and SME clients, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance, serves to limit our risk profile. In addition, SNS REAAL has a balanced risk management framework, which aims for a risk profile based on preset risk standards.

The risk profile is consistent with the objective of SNS REAAL to maintain a solid A-rating with the rating agencies. This target rating demands a minimal capital level in order to be able to absorb unexpected losses in unusually adverse conditions. This is why SNS REAAL believes risk management and capital management to be closely interconnected.

The main developments in 2007 were as follows:

- Equity risk was further reduced by the sale of shares worth € 250 million from the equity portfolio of AXA NL Combined and by the purchase of long-term put options with an underlying value of € 530 million in September 2007.
- At year-end 2007, the remain equity portfolio of REAAL Verzekeringen amounted to € 2.4 billion. Of the underlying value of the equity portfolio of REAAL Verzekeringen, 70% was hedged against downward exposure at a price drop down to less than the exercise price of the put option.
- For the funding of the acquisition of AXA NL Combined, SNS REAAL raised capital in the amount of € 350 million with a share issue at the end of July 2007. At the same time, € 350 million in hybrid Tier-1 capital was raised. The purchase price of € 1,792 million was furthermore funded by using the capital surplus at REAAL Verzekeringen, subordinated debt and other internal funding sources. In all, this resulted in a more effective capital allocation.
- SNS REAAL has no exposure to the American subprime market.
- The funding of SNS Bank has been secured for 2008, and there will be no need to go to the capital markets. SNS Bank has managed to maintain a sound liquidity position by raising alternative funding sources, in particular through increased retail funding. SNS Bank's cash position at year-end 2007 amounted to € 3.0 billion. In addition, SNS Bank had € 5.7 billion in negotiable securities or securities that qualify as eligible assets at DNB, resulting in a total liquidity position of € 8.7 billion at year-end 2007.
- In connection with the flat yield curve in 2007, the duration of SNS Bank's shareholders' equity was reduced to nil at the end of 2007.
- The acquisition of Regio Bank, completed on 1 July 2007, had no impact on the total low credit risk profile, as the mortgage portfolios of Regio Bank (€ 1.6 billion) and SNS Bank featured similar credit risk characteristics.

1.2 Risk management organisation

SNS REAAL has defined a number of risk principles for its risk management process in order to ensure a consistent approach to risk management. These principles ensure an integral risk management geared to maintaining a moderate risk profile.
The risk principles are:

- One uniform group-wide classification of risk types.
- A predetermined risk tolerance level for each defined risk type.
- Scenario analyses for stress situations and measures for emergency situations with regard to the most important risks.
- Testing and validating models that are used for risk management.
- Risk owners have been appointed for all defined risks.
- Monitoring and assessment of the risks independent from commercial activities.

The responsibilities within the risk management structure have been clearly defined, whereby the ultimate responsibility for risk management lies with the Executive Board and SNS REAAL's Chief Financial Officer is also the Chief Risk Officer. Risk owners have been appointed within the Executive Board and Management Boards of SNS Bank, SNS Property Finance and REAAL Verzekeringen. These risk owners are responsible for the formulation and execution of the risk policy for the appointed areas of attention.

SNS REAAL distinguishes three risk management responsibility levels:

- The line organisation, which is responsible for the risk and the management of the risk, and generally delegates risk management to risk committees.
- The risk management departments, which advise the line management and monitor positions.
- The internal auditor (the Group Audit Department), which reviews the process and performance of the risk organisation.

1.3 Risk committees

The following committees operate within the risk management structure:

- Audit Committee.
  This committee is comprised of members of the Supervisory Board and also supervises the quality and the activities of the risk management.
- Risk Policy Committee SNS REAAL (CRG).
  This committee determines the strategic risk policy, structures the group-wide risk management organisation, translates the risk appetite of SNS REAAL into standards and limits, and determines the mandates of the other risk committees.
- Risk policy committees.
  The Risk Policy Committee SNS Bank (CRB), the SNS Property Finance Risk Policy Committee (CR PF) and the Risk Management committee REAAL Verzekeringen manage the risks on an operational level.
- Integrity and Compliance committee.
  This committee supervises the creation and safeguarding of the integrity levels desired by the Executive Board.
- Asset & Liability committee SNS REAAL (ALCO Groep).
  This committee manages the balance sheet of the bank and the insurer and supervises the operational ALCOs at SNS Bank and REAAL Verzekeringen. SNS Property Finance and Regio Bank are represented in the ALM committee of SNS Bank and AXA and Winterthur are represented in the ALM committee of REAAL Verzekeringen. Operational ALCOs at SNS Bank, SNS Property Finance and REAAL Verzekeringen prepare decisions, take decisions within their mandates and ensure that the decisions of the ALCO Group are implemented.
- Credit committees.
  Separate credit committees at REAAL Verzekeringen, SNS Bank and SNS Property Finance take credit decisions and advise on credit limits, counterparty limits and the approval of large credit facilities.
- Price risk committees.
  The SNS Bank Price Risk Committee and the REAAL Verzekeringen Price Risk Committee provide advice on client rates and manage the volume, risk and return of product portfolios.
- Risk policy DBV.
  The risk policy of DBV is determined in the first half of 2008 and is ratified by the ALCO Group. Through the ALCO Group, agreements have been made concerning DBV's strategic investment policy for the first half of 2008.

1.4 Risk management departments

The risk management departments advise on risk management and report on the risk profile in order to promote efficiency and uniformity. They act as group service centres for the banking and insurance operations. With regard to the risks, they are responsible for modelling, measuring, monitoring, reporting and advising. They are not responsible for formulating definitions and determining the policy. SNS REAAL has the following risk management departments:

Balance Sheet & Risk Management (BRM)

Balance Sheet & Risk Management supports the Executive Board and the management boards in:

- Determining the desired risk profile.
- Determining the value of portfolios for managing structural value creation.
- Determining the prices of products and services on the basis of risk-weighted return.
- The choice of products and services that correspond with the desired risk profile.
- Asset and liability management for the banking and insurance operations.
- Funding and capitalisation.
- Portfolio management and credit risk modelling.
- Portfolio management with regard to underwriting risks.

Furthermore, an independent department has been established within BRM for model validation. The model validation department is separate from the model development departments within BRM and reports directly to the BRM director. At present, the main focus lies on the Basel II models that have been and will be developed internally.

Actuarial department

In 2007, the operational actuarial tasks of the Actuarial department have been incorporated in the organisation of REAAL Verzekeringen. The key responsibilities of the Actuarial department are in the area of insurance risk management and the determination of actuarial amounts in the balance sheet.

The Pricing department is responsible for establishing and monitoring a balanced rate structure for insurance products.

Insurance Reporting is mainly responsible for establishing technical provisions and Non-Life provisions, and for monitoring the adequacy of these provisions. In addition, for the Non-Life operations Insurance Reporting reports on the development of the claims ratios, and for the Life operations it reports on the results of the profit sources analysis. These reports contribute to controlling insurance risks.

The Valuation department establishes the profitability of the existing life insurance portfolio and new production, and thereby provides post-calculation of insurance rates. Furthermore, this department contributes to measuring ALM risks.

Activities that concern re-insurance, group insurance, economic capital, insurance technical risks, parameter research and insurance technical modelling will continue to form part of the central risk management of SNS REAAL. The Group Actuarial Department, which is responsible for establishing the framework within which REAAL Verzekeringen reports, is also part of the central risk management.

Compliance & Operational Risk Management (C&O)
C&O advises the Executive Board and the management boards of the business units on the management of non-financial risks. These are the risks that are related to the conduct of persons and the structure of the business processes. The main duties of the department are providing recommendations for an ethical and controlled business operation, and coordinating and promoting operational risk management and integrity risk management within SNS REAAL. The standards and guidelines of SNS REAAL are detailed further by specialist staff departments, which support the line management in the execution of that policy. The key business units also have their compliance officer. These 'local compliance officers' functionally report to the C&O director and report to C&O, so that their independence is guaranteed.

Legal Affairs (LA)
Legal Affairs prepares policy and supports operations for risk management. The main responsibilities of this department are:
- Identifying and advising on present and future legislation and regulations.
- Advising on aspects of integrity and the duty of care.
- Preparing and implementing policy with respect to the exercise of integrity and the duty of care.

Credit Risk Management (CRM)
Within SNS Bank and SNS Property Finance, two separate and independent departments have been established for credit risk management. The departments focus on policy preparation and operational support of credit risk management and report to the CFO of SNS Bank and SNS Property Finance. The main responsibilities of these departments are:
- Advising on the credit risk policy.
- Independent analysis of and advice on credit proposals. A separate mid-office has been established for retail and SME credit facilities that issues (binding) recommendations for credit facilities that do not satisfy the standard acceptance criteria.
- Administration and management of credit facilities and collateral.
- Administration and settlement of loans in arrears or in default.
- Preparing reports on the operational management in the area of credit risk.

Internal Control
The Internal Control departments of SNS REAAL, SNS Bank and REAAL Verzekeringen assess the effectiveness of the control measures in the procedures on behalf of line management. Their findings are 'weighed' against a pre-set standard, generating adequate management information in relation to the organisational and process goals.

Internal Audit (IA)
IA reports to the chairman of the Executive Board and also has a reporting line to the Audit Committee of the Supervisory Board. In this way, the department is able to perform its activities independently of the business units and the departments of SNS REAAL.

IA carries out its audits for the Executive Board and based on a predetermined risk analysis. The audits focus on internal risk management and control systems, the related processing procedures and the (reliability of the) management information. In addition, various types of audits are performed at the request of the management boards, including certification activities for external parties.

2 Risk management Bank

2.1 Credit risk
Credit risk is the risk that a debtor defaults entirely or partly, or that its position deteriorates, resulting in negative consequences for SNS Bank in terms of its result or net asset value.

Credit risk profile SNS Bank
SNS REAAL recognises various categories of credit risk. The main ones are investments, loans and advances to clients and loans and advances to credit institutions. Approximately 95% of the loans and advances to clients are backed by mortgage security.

Over three quarters of all loans and advances to clients concern private residential property financing. Private residential property financing is characterised by very low credit losses and inflation-proof collateral. The change in the tax regime in 2004, aimed at surplus property values, and the code of conduct of the Netherlands Bankers' Association affect loan agreements concluded since that time. This has meanwhile led to a noticeably lower risk profile of the entire portfolio. In addition, risk acceptance has been professionalized further.

Private residential property financings are provided throughout the Netherlands. The south and east of the Netherlands comprise a large portion of the portfolio. Although the focus now lies on growth in the west (the Randstad urban area). Our geographic spread contributes to the diversification of risks, as the regional differences in the housing market and economy will also create differences in the number of defaults and the level of credit loss, or anticipated credit loss.

Commercial mortgage loans increased in 2007. These property loans are concentrated at SNS Property Finance. The growth of the portfolio entails a relatively higher amount of loans related to the first phase of financing. These loans have a somewhat higher risk profile, which decreases as the projects progress. Not only did we realise growth, we were also able to realise a margin that is in line with the slightly higher risk profile.

Diversification benefits are realised as SNS Bank's risks are spread across corporate and retail debtors. The credit quality of the portfolio develops more regularly than that of the various components of the portfolio. Corporate loans and loans to private individuals respond differently to economic developments. This reduces the chances of unexpected developments, constituting a diversification benefit. The diversification benefit will remain, even if corporate loans are concentrated in the 'Construction and Property' sector. The fact that a small part of the loans is secured by collateral abroad also contributes to some extent.

The majority of the loans portfolio comprises loans secured by mortgages. And where there is no mortgage as collateral, this mainly concerns amounts due by credit institutions and investments (for example, bonds). The investments in connections with the company's own liquidity management (investments available for sale) and held for trading have good ratings. The risk profile of the total loans portfolio can be characterised as limited, partly due to the mortgage securities and the good ratings.

Overview of credit risk SNS Bank

SNS Bank's overall credit exposure (before collateral and other credit enhancements) breaks down as follows:

In € millions		2007		2006
Investments		4,056		2,038
Derivatives		1,041		804
Mortgages and other loans and advances to clients	48,806		47,598	
Property finance	11,637		8,860	
Total loans and advances to clients		60,443		56,458
Loans and advances to credit institutions		1,092		3,607
Other assets, no lending operations		1,018		998
Cash and cash equivalents		3,141		687
Total		**70,791**		**64,592**
Off-balance sheet commitments				
Liabilities from pledges and guarantees given		485		419
Liabilities from irrevocable facilities		2,187		2,696
Total		**73,463**		**67,707**

Credit management SNS Bank investments

The investments are held particularly for the company's own liquidity management. No investments have been made in (American) subprime mortgages, whether directly or indirectly.

The investments have been classified according to industry as follows:

In € millions			Fair value through profit or loss					
	Available for sale		Held for trading		Designated		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Shares and similar investments:								
Financial institutions	--	--	1	1	--	--	1	1
Trade, industry and other services	20	15	13	41	--	--	33	56
Other	4	4	6	5	--	--	10	9
	24	19	20	47	--	--	44	66

In € millions			Fair value through profit or loss					
	Available for sale		Held for trading		Designated		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Transport shares and similar investments	24	19	20	47	--	--	44	66
Interest-bearing investments:								
Loans and receivables:								
Financial institutions	--	--	1	1	--	--	1	1
Trade, industry and other services	--	--	--	2	--	--	--	2
Bonds and fixed-income investments:								
Public sector - domestic	660	352	--	--	51	--	711	352
Public sector - foreign	1,648	1,064	27	27	451	--	2,126	1,091
Financial institutions	66	61	844	218	10	--	920	279
Trade, industry and other services	111	137	55	54	--	--	166	191
Other	--	5	88	51	--	--	88	56
	2,485	1,619	1,015	353	512	--	4,012	1,972
Total	**2,509**	**1,638**	**1,035**	**400**	**512**	--	**4,056**	**2,038**

The interest-bearing investments can be classified according to rating as follows:

In € millions	Available for sale		Held for trading		Designated		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
AAA	2,409	1,221	85	11	512	--	3,006	1,232
AA	--	30	155	66	--	--	155	96
A	12	334	656	137	--	--	668	471
BBB	2	--	9	5	--	--	11	5
Below BBB	5	4	105	--	--	--	110	4
Unrated	57	30	5	134	--	--	62	164
Total	**2,485**	**1,619**	**1,015**	**353**	**512**	--	**4,012**	**1,972**

Credit management SNS Bank loans and advances to clients

A distinction has been made in credit management between private clients on the one hand and property finance and other corporate clients on the other. In addition, there is a distinction between credit management for individual clients and credit management on a portfolio level.

Loans to private clients consisting of mortgage loans or consumer credit (included under Other) are approved by the relevant authorised officers on the basis of an extensive system of acceptance standards and policy rules. The standards for acceptation and policy rules are determined in the Price Risk Committee Bank, while mortgage loan acceptation is processed centrally. This contributes to uniformity and efficiency. Acceptation score models are used as support.

Credit management for established private clients takes place at client level by actively monitoring and following up on payments in arrears. This process is supported by automated systems that categorise and prioritise clients with payments in arrears.

At the portfolio level, mortgage risks are managed by the 'Portfolio Management Procedure'. The process consists of three components: rating, monitoring and intervention. Intervention can take place through pricing policy, the acceptance and management policy, specific (marketing) activities, product development and securitisations.

The 'Loan to Foreclosure Value' (LtFV) is an important risk indicator for managing the portfolio. The LtFV shows the level of collateralisation by taking the outstanding loan as a percentage of the foreclosure value of the collateral. A low percentage is considered favourable.

For SNS Bank's mortgage portfolio, the weighted average LtFV at year-end 2007 was 90% (2006:90%), based on an indexed LtFV of 79% (2006: 80%). The foreclosure value known at the time of application is indexed with the Land Registry Office's WoningWaardeIndex. That index is updated every month. The WoningWaardeIndex is broken down into province and type of residence, e.g. apartment or detached. SNS Bank follows this breakdown. Generally, no new valuation reports are requested for existing residential mortgages.

In addition to the 'Loan to Foreclosure Value', another major risk indicator is the risk that a borrower fails to fully or partially performs its obligations (Probability of Default). Here, an estimate is made of the probability that obligations will not be met in the upcoming year. The estimate for private residential mortgages is that almost everybody can meet their obligations.

Risk categories: Residential Mortgages portfolio in % of outstanding residential mortgages

PD (Probability of Default) %	2007
1	87.4%
2-4	4.8%
5-7	0.0%
8-10	5.0%
11-13	0.0%
14-17	0.0%
18-99	2.0%
100	0.8%
	100.0%

Acceptance standards and policy rules also apply to property finance and other corporate clients (included under Other). Moreover, acceptance score models are being developed for loans up to € 1 million. Property finance in excess of € 1 million is mainly provided by SNS Property Finance, although SNS Bank does occasionally provide property finance up to € 5 million. Where loans over € 1 million are concerned, the loan proposal is always analysed by SNS Property Finance's risk management department, which attaches its advice. Any deviation from the advice must be supported in writing. Participation finance is always submitted to the Risk Committee SNS Property Finance. SNS Bank does not engage in participation finance itself.

Property finance clients and other corporate clients mainly have receivables in the 'Construction and Real Estate' industry. This generally concerns mortgage-backed finance of commercial property, business premises and residential/retail premises. The value of other securities is negligible.

For the property finance clients and other corporate clients, credit monitoring takes place at client level, using an information system geared to overdrafts and compliance with the provisions in the loan agreement. By quickly contacting the borrower, adequate steps can then be taken. The borrower almost always performs the agreement, and only very rarely will the loan agreement be changed.

SNS Property Finance has guidelines in place on how to identify default indicators and on relevant decision-making. If notice of default needs to be given, this is done by the body that gave approval.

At portfolio level, the risks of property loans and other corporate clients are monitored on the basis of detailed reporting of the developments in the portfolios. In addition to the contamination rate, the distribution across various segments, countries and the type of property investment are monitored, and adjusted where necessary. Adjustments are made by revising the pricing, easing or in fact tightening loan conditions, and by making choices when acquiring new clients.

The loans and advances to clients can be specified as follows according to type of security and credit risk:

In € millions	Mortgages		Property finance		Other		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Residential property in the Netherlands:								
- Mortgages < 75% of foreclosure value	20,099	21,383	1,055	692	--	--	21,154	22,075
- Mortgages > 75% of foreclosure value	3,599	3,497	1,239	1,733	--	--	4,838	5,230
- Mortgages with National Mortgage Guarantee	5,579	6,331	--	--	--	--	5,579	6,331
Securitised mortgages	15,486	11,272	--	--	--	--	15,486	11,272
Residential property outside of the Netherlands	175	177	1,271	596	--	--	1,446	773
Non-residential property in the Netherlands:								
- Mortgage-backed loans	1,292	2,329	6,336	4,209	--	--	7,628	6,538
- Other securities and unsecured loans	--	--	224	191	2,576	2,609	2,800	2,800
Non-residential property outside of the Netherlands:								
- Mortgage backed outside the Netherlands	--	--	1,287	1,339	--	--	1,287	1,339
- Other securities and unsecured loans	--	--	225	100	--	--	225	100
Provisions for bad debts:								
- Specific provision	(56)	(54)	(59)	(46)	(80)	(83)	(195)	(183)
- IBNR	(2)	(5)	(3)	(5)	(7)	(17)	(12)	(27)
Total	**46,172**	**44,930**	**11,575**	**8,809**	**2,489**	**2,509**	**60,236**	**56,248**

The distribution of loans and advances to clients can be specified according to type of segment or counterparty as follows:

In € millions	2007	2007 %	2006	2006 %
Construction and property	10,776	17.9%	7,576	13.5%
Public sector	784	1.3%	562	1.0%
Agriculture, horticulture, forestry and fishery	57	0.1%	68	0.1%
Industry	144	0.2%	238	0.4%
Service sector companies	1,638	2.7%	3,240	5.8%
Financial institutions	1,342	2.2%	1,287	2.3%
Other commercial	789	1.3%	1,852	3.3%
Private clients	44,913	74.6%	41,635	73.9%
Provisions for bad debts:				
- Specific provision	(195)	(0.3%)	(183)	(0.3%)
- IBNR	(12)	0.0%	(27)	0.0%
Total	**60,236**	**100.0%**	**56,248**	**100.0%**

Special credits department SNS Bank

An essential part of the risk policy is the timely deployment of the Special Credits department. Special Credits distinguishes between loans to private customers and SME, and loans provided by SNS Property Finance.

The Special Credits department, which is part of Credit Risk Management, focuses on private customers and SME. It applies a uniform working method that is aimed at identifying items with risk exposure.

The management of private and SME client payment arrears has been almost completely computerised. It compares the costs involved in arrears monitoring to the combination of the probability of default and the expected credit loss amount. Based on past experience, an estimate is made of the measures required, such as contacting the client by telephone or writing a letter. This estimation is supported by a computer model.

Obviously, the file is handled by the Special Credits department if the client no longer meets his obligations. But also if it is unlikely that the debtor will be able to continue to meet his obligations. This uniform procedure is aimed at rapid foreclosure.

Every quarter, the Special Credits department proposes a provisions level to SNS Bank's Credit Committee.

At SNS Property Finance, the default notice decision is made on the basis of established default indicators. In the event of default, Risk Management develops a settlement and restructuring plan. In addition, a proposal is immediately made on the amount of the provision. The amount of the provisions is subject to the exclusive approval of a Risk Committee.

The following table provides information regarding provisioned loans:

In € millions	Book value non-provisioned loans	Book value provisioned loans (gross receivable)	Specific provision	IBNR provision	Total book value	Fair value collateral for provisioned receivables and receivables in arrears
2007						
Mortgages and other loans and advances to clients	47,567	1,239	(136)	(9)	48,661	1,618
Property finance	11,354	283	(59)	(3)	11,575	449
Total	**58,921**	**1,522**	**(195)**	**(12)**	**60,236**	**2,067**
2006						
Mortgages and other loans and advances to clients	45,868	1,730	(137)	(22)	47,439	2,097
Property finance	8,685	175	(46)	(5)	8,809	414
Total	**54,553**	**1,905**	**(183)**	**(27)**	**56,248**	**2,511**

In 2007, 167 foreclosure sales were made in respect of private homes, which generated approximately 70% cover for the outstanding debt.

In determining the amount of the provisions, account is taken of defaults and the experience that credit loss may also be caused by non-defaults (IBNR).

In the event of a default in property finance, a proposal is made for each debtor with regard to the amount of the provision. The provision is made by the Credit Committee of SNS Bank or by the Risk Committee of SNS Property Finance. For private customers, the provision for credit in default is determined on the basis of a computer model, instead of for each individual debtor. The model takes various factors into account, e.g. the number of months in arrears.

The credit provision in relation to the risk weighted assets of SNS Bank decreased from the 2006 value of 0,74% to 0,67%.

SNS Bank's mortgage portfolio's credit risk quality shows a stable picture over 2007. In 2007 the credit quality of SNS Property Finance deteriorated to some extent. The growth of the portfolio entails a relatively higher amount of loans related to the first phase of financing. These loans have a somewhat higher risk profile, which decreases as the projects progress.

During 2007 the default percentage[1] remained stable at 0.54%. In 2006, this rate was higher on average. The main reasons for this positive development were stricter acceptance criteria and active arrears management.

[1]) The default percentage in the mortgage portfolio is the total number of clients with payment arrears of more than 3 months divided by the total number of clients

Financial assets in arrears SNS Bank:

In € millions	No arrears	≤ 3 months	> 3 months ≤ 6 months	> 6 maanden ≤ 1 year	> 1 year	Provision	Total
2007							
Investments	4,056	--	--	--	--	--	4,056
Derivatives	1,041	--	--	--	--	--	1,041
Mortgages and other loans and advances to clients	47,567	770	124	96	249	(145)	48,661
Property finance	11,354	--	283	--	--	(62)	11,575
Loans and advances to credit institutions	1,092	--	--	--	--	--	1,092
Other assets	4,159	--	--	--	--	--	4,159
Total	**69,269**	**770**	**407**	**96**	**249**	**(207)**	**70,584**
2006							
Investments	2,038	--	--	--	--	--	2,038
Derivatives	804	--	--	--	--	--	804
Mortgages and other loans and advances to clients	45,868	1,264	128	99	239	(159)	47,439
Property finance	8,685		175			(51)	8,809
Loans and advances to credit institutions	3,607	--	--	--	--	--	3,607
Other assets	1,685	--	--	--	--	--	1,685
Total	**62,687**	**1,264**	**303**	**99**	**239**	**(210)**	**64,382**

Credit management SNS Bank loans and advances to credit institutions and derivatives

SNS Financial Markets enters into money and capital market transactions with various financial institutions as part of its treasury and funding activities.

This concerns, among others, derivative transactions for the hedging of interest rate and currency risks. Derivative transactions that are subject to a Credit Support Annex (CSA) of the International Swaps and Derivatives Association agreement, have terms to maturity varying from 1 year to 20 years. The emphasis is on longer maturities. These CSAs are primarily aimed at minimising counterparty risk. Changes in the present value of all existing transactions are settled periodically on a cash basis with the counterparty in question. In addition, a system with counterparty limits applies. This system reduces the concentration risk.

Credit risk SNS Bank

The following table gives an indication of the credit risk of SNS Bank, based on the weighting percentages used in regular reporting to the Dutch Central Bank. In 2007, these weighing percentages were based on Basel I for the last time. Generally, these percentages are 0% for loans and advances to or guaranteed by OECD governments, 20% for loans and advances to or guaranteed by OECD banks, 50% for loans entirely and fully covered by mortgages (at an LtVF equal to or below 75%) and 100% for the other receivables.

In € millions	2007		2006	
	Book value	Risk-weighted amount	Book value	Risk-weighted amount
Cash and cash equivalents	3,141	47	687	--
Loans and advances to credit institutions	1,092	5	3,607	410
Loans and advances to customers	60,236	27,365	56,248	25,371
Financial assets held for trading*	1,171	--	510	--
Financial assets through profit or loss, designated	512	2	--	--
Financial assets available for sale	2,508	78	1,638	104
Other financial assets*	906	--	694	--
Participations	53	53	34	34
Intangible fixed assets	285	75	214	9
Property and equipment	145	145	169	169
Tax receivables	228	228	146	146
Other assets	8	8	107	89
Accrued assets	299	120	328	154
Subtotal of balance sheet items	70,584	28,126	64,382	26,486
Derivative contracts*	--	461	--	378
Off-balance sheet products**	--	1,546	--	1,293
Solvency requirements for market risks***	--	611	--	289
Total assets	**70,584**	**30,744**	**64,382**	**28,446**

*) The assets include derivatives contracts for hedging purposes in the amount of € 906 million (2006: € 694 million) and € 135 million (2006: € 110 million) for other derivatives. This includes risk-weighted assets in the amount of € 461 million (2006: € 378 million).

**) Concerns (ir)revocable facilities and credit substituting guarantees of € 6,117 million (2006: € 5,881 million). Of these, the risk-weighted assets amount to € 1,546 million (2006: € 1,293 million).

***) Concerns, inter alia, other financial assets held for trading.

2.2 Market risk

Market risk is the risk that changes in market prices will have a negative impact on the results and net asset value of SNS Bank. Market prices include interest rates, stock prices and exchange rates.

Interest rate risk is a significant component of SNS Bank's moderate risk profile. Regio Bank was fully integrated in SNS Bank's interest rate position as of 1 July 2007. Interest rate risks arise due to the fact that SNS Bank's assets and liabilities have a different interest rate sensitivity. The assets on the bank's balance sheet generally have a longer duration than the liabilities. Given this balance sheet structure, SNS Bank will normally benefit from lower interest rates. The bank's market risks, including those of SNS Property Finance, are managed by SNS Bank's ALM Committee. When managing SNS Bank's interest rate position, assessments are made to establish whether the risks fall within pre-set limits. Managing within those limits takes place on the basis of risk/return considerations in conjunction with the short-term and medium-term expectations for interest rate movements.
When managing interest rate risk, rather than considering separate items, SNS Bank looks at the total of interest-bearing assets and liabilities, including interest rate swaps. Interest rate swaps are used to lower the sensitivity of the present value of the cash flows of mostly (new) mortgages arising from changes in interest rates. See paragraph 4.1 Hedging SNS Bank and 4.2 Hedge accounting SNS Bank for more information.

Market risk of SNS Bank's bank book

The interest rate risk in the bank's portfolio is measured, monitored and managed using duration, Value-at-Risk (VaR), Earnings-at-Risk (EaR) and gapping analyses.

The duration of equity is the primary indicator for interest rate risk. The bandwidth of this indicator was between 0 and 8 for 2007. The SNS REAAL ALM Committee sets a new bandwidth each year. The duration of equity was zero at year-end 2007 (year-end 2006: 3.9). During the year 2007, the duration of equity reached a peak of 4.3 in January. Subsequently, in view of the flat yield curve and the turmoil in the financial markets during 2007, the interest rate position was reduced structurally.

During 2007, VaR was € 109 million on average, with a maximum of € 354 million at the end of January 2007, and with a minimum of € 26 million at year-end 2007. At year-end 2006, the VaR was € 408 million.

In 2007, EaR had a € 74 million limit. On average, EaR was approximately € 45 million, with a maximum of € 67 million in December 2007. EaR remained within the limit for the year as a whole.

Both VaR and EaR are determined based on scenario analyses. Changes in the fair value of equity and changes in gross interest income are determined for many underlying rate scenarios. The fair value of equity in ALM management is obtained by discounting the net cash flows from the total balance sheet with the cost-of-fund curve of SNS Bank. This curve is also used as a basic yield curve to simulate changes in interest rates. At the 99% confidence level, VaR and EaR are equal to the 1% worst outcome of changes in the fair value of shareholders' equity and in the net interest rate income. A fixed interest rate position is used as the basis for EaR: how much does it cost to refinance the interest rate gaps in one year given the current interest rate position and taking into account various interest rate scenarios. For VaR, too, the balance sheet position at the reporting date is used for simulating the value adjustments. VaR and EaR are both calculated using a one-year horizon calculated as from the reporting date. Both indicators are before tax.

Quotation risk is the risk for SNS Bank that the mortgage interest rate increases in the period between offering the mortgage rate to the customer and the funding of the mortgage. This risk is managed separately. In managing this risk, each month a trade-off is made between the size of the risk and the option premium that SNS Bank is willing to pay to hedge the quotation risk. As from September 2007, the choice has been made to structurally hedge 70% of the offer pipeline using interest derivatives (swaps and swaptions). The quotation risk has a VaR limit of € 15 million. The average quotation VaR amounted to € 3.5 million in 2007. The quotation VaR remained within the limit during 2007.

All of SNS Bank's currency positions are measured monthly and hedged on a structural basis. The table below gives an indication of the foreign currency position of SNS Bank.

In € millions	Balance debit		Balance credit		Balance		Hedge derivatives	
	2007	2006	2007	2006	2007	2006	2007	2006
US dollar	848	1,129	1,928	1,596	(1,080)	(467)	1,051	499
Japanese yen	1	160	266	209	(265)	(49)	258	41
Pound Sterling	90	33	451	749	(361)	(716)	379	712
Swiss franc	12	1	108	24	(96)	(23)	97	24
Canadian dollar	55	32	143	37	(88)	(5)	92	5
Australian dollar	15	62	781	979	(766)	(917)	766	918
Hongkong dollar	7	--	383	3,262	(376)	(3,262)	391	3,262
Danish krone	256	235	3	5	253	230	(253)	(229)
Other	6	117	500	466	(494)	(349)	504	339
Total	**1,290**	**1,769**	**4,563**	**7,327**	**(3,273)**	**(5,558)**	**3,285**	**5,571**

The maturities of the hedged positions and the derivatives in the context of foreign currency are almost equal.

Sensitivity test SNS Bank

The market risks of SNS Bank can be illustrated by the results of a sensitivity analysis. This analysis shows the impact of an immediate shift of the interest rate curve of +1 and -1%, and an immediate shock in stock prices of -10% and +10% on shareholders' equity, the result and the fair value of shareholder's equity. The sensitivity of the result to interest rate fluctuations is calculated in the following statistic method: for the first 12 monthly gaps in the year-end 2007 balance sheet, the refinancing expenses and income is calculated in the event that interest rates immediately rise or fall by 1% (parallel shift). The results are after tax.

In € millions	Fair value shareholders' equity		Result		Shareholders' equity	
	2007	2006	2007	2006	2007	2006
Interest rate + 1%	13	(95)	42	(14)	(118)	(77)
Interest rate – 1%	(8)	98	(42)	14	118	77
Stocks + 10%	2	2	--	--	2	2
Stocks – 10%	(2)	(2)	--	--	(2)	(2)

Interest maturity calendar of SNS Bank

In addition to the duration of equity, Value-at-Risk and Earnings-at-Risk, the bank uses a gap profile as a risk management tool. A gap profile outlines the net position of redeeming nominal amounts per interest rate maturity from both assets and liabilities. The table below illustrates the interest maturity gap profile of SNS Bank on the basis of expected remaining interest maturity. This includes the estimates for early redemption behaviour in the mortgage and loan portfolios of SNS Bank and SNS Property Finance. An estimate is also made of the outflow of savings and loans at SNS Bank. The gap profile is used to determine which maturities in the gap profile need to be adjusted to the desired level using interest rate swaps. Hence, duration of equity and the gap profile are the main tools to manage the interest rate position of SNS Bank.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Provision	Total
2007							
Assets							
Investments (interest-bearing)	197	58	429	779	2,549	--	4,012
Derivatives	336	400	246	16	43	--	1,041
Loans and advances to clients	14,118	5,105	8,170	20,747	12,303	(207)	60,236
Loans and advances to credit institutions	633	410	49	--	--	--	1,092
Other assets	1,062	--	--	--	--	--	1,062
Cash and cash equivalents	3,141	--	--	--	--	--	3,141
	19.487	**5.973**	**8.894**	**21.542**	**14.895**	**(207)**	**70.584**
Off-balance sheet products	9,450	11,265	6,931	453	1,213	--	29,312
Total assets	**28,937**	**17,238**	**15,825**	**21,995**	**16,108**	**(207)**	**99,896**
Liabilities							
Participation certificates and subordinated debt	100	472	1,106	--	--	--	1,678
Debt certificates	3,642	19,427	2,148	4,448	2,517	--	32,182
Derivatives	54	132	263	260	229	--	938
Savings	1,011	2,021	5,412	6,809	3,926	--	19,179
Other amounts due to clients	3,965	753	538	1,154	1,436	--	7,846
Amounts due to credit institutions	3,533	1,183	350	--	--	--	5,066
Other liabilities	1,484	--	--	--	--	--	1,484
	13,789	**23,988**	**9,817**	**12,671**	**8,108**	**--**	**68,373**
Off-balance sheet products	19	160	8,843	11,851	8,439	--	29,312
Total liabilities	**13,808**	**24,148**	**18,660**	**24,522**	**16,547**	--	**97,685**
Interest rate sensitivity gap (assets-liabilities)	**15,129**	**(6,910)**	**(2,835)**	**(2,527)**	**(439)**	**(207)**	**2,211**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Provision	Total
2006							
Assets							
Investments (interest-bearing)	60	1	620	322	969	--	1,972
Derivatives	112	210	248	152	82	--	804
Loans and advances to clients	17,050	2,986	8,405	16,761	11,256	(210)	56,248
Loans and advances to credit institutions	3,306	265	36	--	--	--	3,607
Other assets	1,064	--	--	--	--	--	1,064
Cash and cash equivalents	687	--	--	--	--	--	687
	22,279	**3,462**	**9,309**	**17,235**	**12,307**	**(210)**	**64,382**
Off-balance sheet products	1,288	9,724	9,947	3,291	1,714	--	25,964
Total assets	**23,567**	**13,186**	**19,256**	**20,526**	**14,021**	**(210)**	**90,346**
Liabilities							
Participation certificates and subordinated debt	--	427	119	902	--	--	1,448
Debt certificates	5,440	13,791	3,541	4,386	3,683	--	30,841
Derivatives	87	233	91	137	134	--	682
Savings	1,206	2,362	5,070	3,634	1,406	--	13,678
Other amounts due to clients	3,456	579	572	996	1,416	--	7,019
Amounts due to credit institutions	5,722	1,356	221	--	--	--	7,299
Other liabilities	1,318	--	--	--	--	--	1,318
	17,229	**18,748**	**9,614**	**10,055**	**6,639**	--	**62,285**
Off-balance sheet products	1,598	4,358	5,029	7,591	7,388	--	25,964
Total liabilities	**18,827**	**23,106**	**14,643**	**17,646**	**14,027**	**--**	**88,249**
Interest rate sensitivity gap (assets-liabilities)	**4,740**	**(9,920)**	**4,613**	**2,880**	**(6)**	**(210)**	**2,097**

Effective interest rates SNS Bank

The table below shows the average effective interest rate percentages of SNS Bank throughout the year (for 2007 including 6 month of Regio Bank) with respect to monetary financial instruments not held for trading.

In percentages	2007	2006
Assets		
Investments held for sale (interest-bearing)	4.2%	4.1%
Mortgages	4.8%	4.5%
Property finance	5.7%	5.9%
Other loans and advances to clients	9.7%	8.5%
Loans and advances to credit institutions	3.0%	2.5%
Liabilities		
Participation certificates and subordinated debt	5.9%	5.0%
Debt certificates	4.1%	3.6%
Savings	3.1%	3.0%
Other amounts due to clients	4.3%	3.9%
Amounts due to credit institutions	2.5%	1.3%

Market risk - SNS Bank's trading portfolio

SNS Bank's market risk of the trading portfolio is calculated each day in terms of Value-at-Risk (99%) and stress tests. The following tables show the limits for the different trading portfolios. The total limit in terms of Value-at-Risk for the trading portfolio was €4 million. The bond portfolio related to the trading positions of SNS Bank increased by € 750 million in 2007. The system of limits functioned well in 2007. The Value-at-Risk methodology consists of (Monte Carlo) scenario analyses. The underlying scenarios for the Monte Carlo method are calibrated using historical data. Furthermore, stress tests are carried out on a daily basis by all trading desks. These, too, have defined limits.

In € thousands	Limit			
	Value-at-Risk (99% on a daily basis)		Stress test	
	2007	2006	2007	2006
Client desk	100	100	300	300
Money market desk foreign currency	700	700	2,100	2,100
Money market desk euro	500	500	1,500	1,500
Capital market desk	400	400	1,200	1,200
Interest rate desk	250	--	750	--
Off-balance desk	800	800	2,400	2,400
Equity desk	750	500	2,250	1,500
Bond desk	600	400	1,800	1,200
Total	**4,100**	**3,400**	**12,300**	**10,200**

2.3 Liquidity risk

Liquidity risk is the risk that SNS Bank does not have sufficient funding and liquidity to meet its financial obligations in the short term. Liquidity consists of funding cash and cash equivalents. SNS Bank manages its exposure to this risk to the extent that the group has sufficient reserves at its disposal and always remains able to meet its financial obligations. The liquidity risk management has been organised in such a way that SNS Bank is capable of absorbing the impact of banking-specific stress factors, for example, tension in the money and capital markets.

SNS Bank is the largest borrower within SNS REAAL. The bank has a broad investor base, an extensive range of financing instruments, and ample access to the international money and capital markets. The low risk profile of SNS Bank may be emphasised, because SNS Bank has no subprime mortgages, conduits / asset-backed commercial paper (ABCP) or Special Investment Vehicles (SIVs).

In the first half of 2007, the maturity of the realised funding was long in terms of the liquidity profile. In this context, SNS Bank benefited from historically low credit spreads. Even though SNS Bank has no subprime investments it, too, felt some negative impact in the second half of 2007 from the credit crisis in the financial markets. A large part of the funding sources was not available at normal spread levels and volumes. SNS Bank nevertheless was able to find efficient funding, using alternative sources as well, which included a successful Keuzedeposito campaign (which raised more than €2 billion in retail funding), and the private market. In September 2007, SNS Bank launched 'Hermes XIV', a securitisation of Dutch residential mortgages for a total of € 2 billion. This was the first on-balance transaction of SNS Bank in which all notes were retained by SNS Bank. Most of these notes are eligible for use as collateral at the Dutch Central Bank. Besides SNS Bank launched a successful savings deposit campaign, raising an additional € 2 billion in savings. The acquisition of Regio Bank resulted in an increase in retail funding of € 2.1 billion. These elements together increased the weighing of the retail funding in the funding mix for a total of 42% by year-end 2007 (2006: 36%) Additionally, SNS Bank made use of its ample liquidity buffers. The prudent liquidity policy and contingency planning functioned excellently.

The liquidity risk policy of SNS Bank has four elements:

1 Liquidity management on a going concern basis
2 Diversification in the funding portfolio
3 Liquidity of assets
4 Planning for unforeseen events

SNS Bank's liquidity risk management is based on the composition of its funding portfolio as a going concern. The daily cash management activities of the central treasury are in line with the operational requirements of SNS Bank and take place in accordance with the regulatory guidelines in this field. An important indicator of liquidity risk is the surplus in the liquidity test of the Dutch Central Bank (weekly and monthly). A going concern situation is assumed with expiration of existing funding and a certain degree of stress on savings and credits.

SNS Bank strives to diversify the funding portfolio with respect to maturity, instrument, currency and type of investor. SNS Bank also has a large portfolio of very liquid assets, such as government bonds.

The development in the liquidity position of SNS Bank in 2007 is illustrated in the graph below. This graph shows that given the difficult market conditions, SNS Bank succeeded in maintaining a strong liquidity position in 2007.

In addition to the above, SNS Bank also has a liquidity contingency plan that contains planning for unforeseen events. SNS Bank also periodically carries out stress tests across the bank in which liquidity risk plays an important role. The liquidity stress test takes into account the drying-up of funding on the money and capital markets as well as a downgrade of SNS Bank with 2 notches by the rating agencies. For a more detailed description of stress tests, reference is made to capital management in Chapter 6, Risk Management.

67 Development liquidity position SNS Bank


€ millions
10,000
8,000
6,000
4,000
2,000
0
Dec-2006
Jun-2007
Dec-2007
Liquid assets
Cash

Management of the liquidity risk

The liquidity risks are managed on the basis of the net (assets less liabilities) nominal amounts due per contractual maturity in a liquidity gap profile. The table below represents the gap profile of SNS Bank at year-end 2006 and 2007 on the basis of the remaining contractual maturity. With regard to the table below, it should be noted that deposits and savings due on demand are presented in the 'less than one month' bucket. In practice, the products are presented with a longer liquidity profile. For mortgages, the contractual maturity is maintained without taking into account prepayments.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 yeaar ≤ 5 years	> 5 years	Provision	Total
2007							
Assets							
Investments (interest-bearing)	185	178	513	1,383	1,753	--	4,012
Derivatives	27	47	106	475	386	--	1,041
Loans and advances to clients	1,683	995	1,429	3,075	53,261	(207)	60,236
Loans and advances to credit institutions	500	--	14	8	570	--	1,092
Other assets	4,203	--	--	--	--	--	4,203
	6,598	**1,220**	**2,062**	**4,941**	**55,970**	**(207)**	**70,584**
Liabilities							
Shareholders' equity	--	--	--	--	2,211	--	2,211
Participation certificates and subordinated debt	--	--	5	501	1,172	--	1,678
Debt certificates	566	892	2,648	11,624	16,452	--	32,182
Derivatives	58	23	303	325	229	--	938
Savings	17,367	75	779	758	200	--	19,179
Other amounts due to clients	5,731	233	208	533	1,141	--	7,846
Amounts due to credit institutions	1,293	1,375	207	775	1,416	--	5,066
Other liabilities	1,484	--	--	--	--	--	1,484
	26,499	**2,598**	**4,150**	**14,516**	**22,821**	--	**70,584**
Net liquidity gap	**19,901**	**(1,378)**	**(2,088)**	**(9,575)**	**33,149**	**(207)**	--

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Provision	Total
2006							
Assets							
Investments (interest-bearing)	99	100	44	621	1,108	--	1,972
Derivatives	12	18	102	376	296	--	804
Loans and advances to clients	1,489	861	638	2,053	51,417	(210)	56,248
Loans and advances to credit institutions	3,474	90	24	17	2	--	3,607
Other assets	1,751	--	--	--	--	--	1,751
	6,825	**1,069**	**808**	**3,067**	**52,823**	**(210)**	**64,382**
Liabilities							
Shareholders' equity	--	--	--	--	2,097	--	2,097
Participation certificates and subordinated debt	--	2	--	258	1,188	--	1,448
Debt certificates	--	2,106	2,588	13,681	12,466	--	30,841
Derivatives	87	9	103	348	135	--	682
Savings	12,266	29	145	412	826	--	13,678
Other amounts due to clients	5,230	179	82	326	1,202	--	7,019
Amounts due to credit institutions	730	1,169	1,831	2,084	1,485	--	7,299
Other liabilities	1,318	--	--	--	--	--	1,318
	19,631	3,494	4,749	17,109	19,399	--	64,382
Net liquidity gap	**(12,806)**	**(2,425)**	**(3,941)**	**(14,042)**	**33,424**	**(210)**	--

3 Risk management Insurer

3.1 Underwriting risk

Underwriting risk is the risk that volume and timing of future cash outflows deviate from the insurer's expectations. The underwriting risk particularly concerns cash flows as a result of mortality, disability, non-life claims development or early surrender.

The underwriting portfolio has a low risk profile. The Life portfolio contains both insurance policies with a short-life risk and a longevity risk. All large Non-Life sectors are represented in the Non-Life portfolio. Both the Life and the Non-Life insurance portfolios focus on the retail and SME markets in the Netherlands.

Underwriting risk policy

REAAL Verzekeringen limits its underwriting risk using a system of procedures and criteria for product development, acceptance and provisioning. Risks that do not meet the criteria or risks that exceed preset limits - if accepted - are transferred to a reinsurance company.
A panel consisting of representatives of the Management Board of REAAL Verzekeringen, the Management Accounting department and the Actuarial department regularly monitor the portfolio's development. For Life insurance operations, this includes monitoring developments in expenses, interest and turnover; for the Non-Life insurance operations, the development of premiums and loss ratios are analysed by segment.

AXA generates monthly management reports for its Management Board, which report on cost development, turnover and portfolio developments (premium on annualised basis and numbers). With this information, management can take action if the figures so require.

Before it joined REAAL Verzekeringen, AXA sent PDP (Product Development Process) and PAP (Product Approval Process) reports to AXA Group Risk Management. Winterthur, too, made a PAP report even at the end of 2006.

Since they joined REAAL Verzekeringen, AXA and Winterthur have pursued a joint risk policy together with REAAL Verzekeringen, in the context of which all relevant departments of REAAL Verzekeringen and AXA will in fact be merged. DBV will mainly continue to operate independently.

Principles for determining the underwriting risk
The technical provisions for life and disability risks are generally based on the premium calculation principles, taking into account market-specific assumptions for the Netherlands and the cost level of the insurance operations.
The provisions for non-life risks (including fire, injury, and liability) are based on analysis of historical claims experience from the own portfolio.

The underwriting risk for Life, Non-Life and related reinsurance are discussed in more detail below.

3.1.1 Underwriting risk Life

Composition of the life insurance portfolio

The life insurance portfolio contains individual and group insurance policies. Individual insurance policies are sold as policies with cash benefits (traditional policies) and with payment in units (investment or unit-linked insurance policies). Within the individual life insurance portfolio, the primary focus is on unit-linked policies, mortgage-related endowment policies and the pension and life annuity insurance policies. The group insurance portfolio consists of both traditional contracts, for which the insurer bears the investment risk, as well as segregated pools, for which the policyholder bears the investment risk.

Category	Main conditions	Main risks	Guarantees policyholders	Profit sharing/interest rate rebates policyholders
Individual insurance policies in cash				
Savings mortgages	Premium (sum of risk premium, savings premium and cost loadings) is fixed from the commencement date of the contract. With the exception of the savings mortgage: the savings premium here is based on the mortgage interest rate. When the mortgage interest rate changes, the savings premium also changes.	Mortality, expenses	Interest rate equal to mortgage interest rate	No
Life annuity		Interest, mortality, expenses	Life annuity is fixed	Interest rate rebate upon payment of single premium
Risk		Mortality, expenses		Part of portfolio: company profit share
Savings insurance		Interest, mortality, expenses	Total mortality benefit upon death and/or maturity is fixed	Part of portfolio: company profit share; part of portfolio: interest rate rebate; and part of portfolio: share in surplus interest
Funeral insurance		Interest, mortality, expenses		Part of portfolio: company profit share at payment of single premium: sometimes interest rate rebate
Individual life insurance policies in investment units	Variable premium, cost and risk loading fixed	Mortality, expenses	A number of insurance contracts carry a minimum guaranteed return at the maturity date	No
Group insurance policies in cash	Premiums and the cost loading are set for the duration of the contract (usually 5 years)	Interest, mortality, expenses	Guaranteed minimum return	Part of portfolio: share in surplus interest; part of portfolio: interest rate rebate
Group insurance policies in investment units	Premiums and the cost loading are set for the duration of the contract (usually 5 years)	Mortality, expenses	On the maturity date of the contract, the amount of the deposit equals at least the rights accrued based on the contract's principles	Share in surplus interest

Co-insurance

Various contracts were concluded in co-insurance with one or more other insurances, and have been spread across some 45 contracts (REAAL Verzekeringen). In general, the risk estimates are based on information provided by the administrating company. In the event of co-assurance, the co-insurers are, in principle, each liable for their part of the total obligations. If a co-insurer defaults, the insurance liabilities will be transferred to the remaining co-insurers. The total size of the technical provisions for incoming co-insurance amounts to € 112 million (2006: € 118 million) and is spread across several contracts and insurers. In view of the limited interest and the diversification over several insurers this concerns a limited risk.

Concentration of risk
In life insurance, the concentration of risks mainly occurs within the group insurance portfolio. The participants in a group contract often work at the same location or undertake joint activities, which brings about a concentration of risks.

Such concentration of risk has been partly offset in 2007 by the use of reinsurance. For more information see paragraph 3.1.3 Underwriting risk reinsurance.

The size of the various insurance categories is presented below in terms of the most important financial units:

In € millions	Annual premium		Insured capital		Insured annuity		Technical provisions		Risk capital	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Individual insurance policies in cash	665	407	53,830	33,938	528	318	14,116	7,605	41,597	28,085
Savings mortgages	306	204	15,797	10,406	6	6	3,811	2,264	12,031	8,173
Life annuity	--	--	--	--	491	285	3,329	1,682	253	174
Risk	107	74	23,953	16,187	19	13	302	212	23,920	15,930
Savings insurance	206	84	11,422	4,761	12	14	5,779	2,591	3,561	2,165
Funeral insurance	46	45	2,658	2,584	--	--	895	856	1,832	1,643
Individual life insurance policies in investment units	821	530	43,947	23,722	488	420	6,485	3,372	41,791	25,934
Group insurance policies in cash	75	42	1,537	477	618	327	2,118	1,167	5,038	2,876
Group insurance policies in investment units	58	18	54	16	305	208	885	591	3,229	1,280
Reinsurance risk	(6)	(3)	(469)	--	--	--	(14)	--	(1,545)	(990)
Proportional reinsurance	(10)	(14)	(566)	(688)	(1)	(2)	(173)	(187)	(433)	(650)
Total	1,603	980	98,333	57,465	1,938	1,271	23,417	12,548	89,677	56,535

Insurance risks for the life insurance portfolio

A life insurance policy entitles the policyholder to death benefits and/or a benefit payable on the maturity date of the policy.

The most distinctive risk with respect to life insurance policies is the mortality risk. This risk mainly affects the duration and timing of the payment of the insured cash flows. The mortality risk indicates the death benefit risk of the policyholder dying earlier than calculated (short-life risk). In case of an endowment policy, the mortality risk for the insurer is that the policyholder might live longer than expected (longevity risk). The financial impact of the difference between the calculated timing of mortality and the realised mortality can be substantial, particularly with longevity risk.

Other underwriting risks for the life insurance portfolio are the risk of disability (the policyholder becomes incapacitated for work) and risks associated with the insurance behaviour of policyholders, such as lapse and early surrender (termination of the policy before the maturity date), and conversion to a paid-up status (whereby the policyholder terminates the periodic premium payment before the maturity date). For the disability risk, see paragraph 3.1.2 'Non-Life insurance risk'.

Life insurance portfolio - Investment risk and interest rate guarantees

With both traditional and unit-linked insurance contracts, the policyholder pays regular premiums and/or a single premium. For traditional policies, the insurer bears the investment risk of its commitments to policyholders. When a benefit or annuity payment is due, the insurer pays the policyholder a predetermined nominal amount. In contrast, on unit-linked contracts the insurer does not run a risk on the amount paid out. This insured amount is dependent on the value of the funds in which the units have been invested. The policyholder therefore bears the investment risk.

In a number of cases, interest rate guarantees were issued for individual unit-linked insurance contracts. At REAAL Verzekeringen, these guarantees relate to a provision of € 1.4 billion. See also the final table of paragraph 3.2.1 'Interest rate risk'. A guaranteed minimum return at maturity applies to the individual unit-linked insurance policies with guarantee. In the intervening period, the technical provision is at least equal to the investment increased by the guarantee rate, after allowance for withdrawals, expenses and risk premiums and taking into account mortality and lapse and early surrender.

In the case of group insurance policies with segregated pools, the contracting party bears the investment risk in principle. On the expiry date of the contract, however, there should at least be a provision for contractual accrued rights. To compensate for investment losses (up to a certain amount), a provision is created from premium loadings for a number of contracts where necessary. If this buffer turns out to be insufficient on the expiry date of the contract, the remaining shortfall is then for the risk of the insurer. AXA also offers group universal life products, in which distribution takes place in the form of investment units.

Managing risks in the life insurance portfolio

Risks are managed by means of risk policy (see also 3.1.3 'Insurance risk Reinsurance' and 3.2. 'Market risk'), by understanding the factors involved, and by review.

The developments in the insurance risks mortality and lapse are investigated every year. The results of this investigation are used for setting prices for new life insurance contracts and for the valuation of the insurance portfolio (embedded value). Risk diversification in the composition of the life insurance portfolio is also aimed for. In addition, mismatches in connection with the trend-based development of insurance risks (including the mortality trend) are limited as far as possible. Furthermore, an active reinsurance policy is pursued. Uncertainties are further avoided by, for example, an adequate process control and adequate monitoring procedures, and clearly documenting the insurance risks in agreements.

The effects of parameter changes observed in the context of embedded value provide insight into the extent of sensitivity of the portfolio to risk changes. Concerning operational parameters, the observations focussed on the sensitivities resulting from changes in mortality and disability probabilities, surrender probabilities and expenses. This has shown that, relatively speaking, the insurer is less sensitive to changes in assumptions on mortality and disability than with regard to the other assumptions. In the catogories pensions and life-annuity the discounted mortality on longevity risk is compensated by short-life risk in other assurances.

As the technical provisions have been calculated on the basis of historical principles for premium calculation, changes in the above-mentioned parameters do not immediately lead to an adjustment of the provisions, and will not be reflected immediately in the results. The related results become available gradually, spread over the years to come.

At AXA a more modern version of the EEV (European Embedded Value) is used: MCEV (Market Consistent Embedded Value).

The table below shows the sensitivity analysis of the EEV of REAAL Verzekeringen.

In € millions	2007	2006
Embedded value	2,715	2,092
Impact of the sensitivities[1]		
- 10% lower surrender	42	23
- 5% lower mortality/disability	17	2
- 10% lower expenses	85	47

[1]) The sensitivities for REAAL and AXA are based on different methodoligies, but this has not much influence on the operational sensitivities.

At reporting dates, the adequacy of technical provisions for financial reporting is determined in accordance with the requirements set by IFRS and by the Dutch Central Bank. This review shows the overall effect of the risk parameters, which is included when determining solvency.

For an explanation of investment and interest rate risk management, see paragraph 3.2 on Market risk. The insurer also seeks to maintain sufficient solvency (see chapter 6).

3.1.2 Underwriting risk Non-Life

Composition of non-life insurance portfolio

The emphasis of the insurer's non-life insurance portfolio is on four main product categories: Accident and Health, Fire, Motor Vehicles and Other. These insurance policies are mostly sold through authorised agents, intermediaries and the distribution channel of SNS Bank to retail and SME clients. The insurer is also active in a fifth segment: Marine. This segment is mostly operated by co-assurance by the insurance exchange.

Co-insurance

Both REAAL Verzekeringen and AXA join in co-insurance contracts. REAAL Verzekeringen is represented at the Rotterdam Insurance Exchange. Risks in the segments Fire, Marine and Miscellaneous are underwritten there. REAAL Verzekeringen mainly aims at the middle segment as well as the small enterprises segment of the corporate insurance market. In 2001, AXA sold its co-insurance portfolio to Allianz. In the last few years, AXA has carefully re-entered the co-insurance market resulting in an earned premium income around nil. In 2007, REAAL Verzekeringen's co-insurance portfolio posted a gross premium income of €87 million.

The insurer reinsures its catastrophe risk resulting from perils of nature, such as storms, and terrorism (see paragraph 3.1.3 Underwriting risk reinsurance).
Catastrophes resulting from acts of violence, nuclear incidents or flooding are excluded under the policy conditions.

Combined ratio and claims ratio
The combined ratio 2007 was 98.6% and the claims ratio amounted to 55.9%. The combined ratio, excluding the impact of the Kyrill storm, was 95.9% (2006: 94.7%) and below our long term target of 97%. Excluding the Kyrill storm the claims ratio was 53.2% and was also better than in 2006 (53.7%).

Concentration of risk
Geographically, the non-life portfolio risk is almost entirely concentrated in the Netherlands. Concentration of underwriting risks occurs in the Fire segment, where storm risks plays an important role. Concentration of risk can also be associated with blocks of flats, rows of houses and office buildings.
Concentration of risk can also arise in the group accident portfolio and the group disability schemes. The underwriting of group disability policies related to the WIA disability act takes place in co-insurance with another Dutch insurer. In this collaboration, both insurers bear half of the underwriting risk; the other insurer carries out the administration. See paragraph 3.1.3 Underwriting risk reinsurance for more information about self-retention and reinsurance of these risks.

The total gross premium income of the non-life insurance operations in 2007 amounted to € 590 million (2006: € 448 million). In 2007, € 48 million (2006: € 35 million) in reinsurance premium was paid. This is 8.1% (2006: 7.8%) of the gross premium income. At year-end 2007, the gross non-life technical provision amounted to € 1,456 million (2006: € 667 million). For more information about risk retention, shares of reinsurance per product category and incoming reinsurance, see paragraph 3.1.3 Underwriting risk reinsurance.

68 Gross premium income Non-life 2007


11%
14%
28%
38%
9%
Accident and health
Fire
Transport
Motor
Other

69 Gross provision Non-life 2007


19%
39%
29%
5%
8%
Accident and health
Fire
Transport
Motor
Other

The diagrams above illustrate the distribution of gross premium income and gross non-life technical provisions across the various product categories. The premium volume and the reserve for the smallest category, Marine, originate almost entirely from co-insurance. The diagrams illustrate the long-term non-life obligations of disability insurance policies (AOV): compared to the limited share that the category Accident and Health has in the total premium there is a relatively large technical provision. The reverse applies to the Fire segment. Due to the rapid settlement of fire claims, this product category, which generates almost a quarter of the premium income, only represents a small part of the total non-life technical provisions.

The following table provides an analysis of the technical results of the non-life insurance operations:

In € millions	Total		Fire		Accident and health		Motor vehicle		Transport		Other segments	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Gross earned premium	590	448	169	137	62	26	225	176	51	37	83	72
Gross claims incurred	322	228	85	56	(28)	(1)	174	103	41	22	50	48
	268	220	84	81	90	27	51	73	10	15	33	24
Balance reinsurance	(21)	(29)	(19)	(15)	(16)	(11)	(4)	(1)	2	(2)	16	--
	247	191	65	66	74	16	47	72	12	13	49	24
Operational expenses and profit sharing	(245)	(174)	(78)	(56)	(25)	(4)	(91)	(76)	(20)	(10)	(31)	(28)
Other technical expenses	(8)	(13)	(1)	(2)	(4)	(2)	2	(3)	(2)	(6)	(3)	--
Operating result	**(6)**	**4**	**(14)**	**8**	**45**	**10**	**(42)**	**(7)**	**(10)**	**(3)**	**15**	**(4)**
Investment income	28	19	3	2	9	0	9	10	1	1	6	6
Technical result	**22**	**23**	**(11)**	**10**	**54**	**10**	**(33)**	**3**	**(9)**	**(2)**	**21**	**2**

The claim size (claim payments including changes to claim provisions) per segment is compared to the gross premium, while the development of the ratio between the two, the claim payment ratio, serves as an indicator. If necessary, the rates and/or provisions may be adjusted.

Underwriting risks non-life insurance portfolio
The underwriting risk for REAAL Verzekeringen's non-life insurance portfolio is primarily concentrated on covering the risks resulting from third party liability (WA), bodily injury, general third party liability, disability and catastrophe. This is mainly because of the size and the long-term character of these claims.

- Motor vehicle third party injury liability
  Motor vehicle liability is a third-party liability insurance to cover bodily injury, medical care and/or loss of income following a road traffic accident. REAAL Verzekeringen provides this product through all of its distribution channels.

- General third party liability (GTPL)
  We offer liability insurance to both private individuals and the business segment; the latter can include professional indemnity coverage. REAAL Verzekeringen provides this product through all of its distribution channels.

- Disability
  The disability cover in our portfolio includes for both self-employed people and (semi-)group coverage for employees. The latter group includes additional cover to the WIA disability act, which is offered through the abovementioned co-insurance with another Dutch insurer.

- Fire and other damage to property
  Fire insurance offers policyholders financial cover against damage to their property and material consequences of business interruptions as a result of the damage sustained.

Fraud risks non-life insurance portfolio
Fraudulent claims are defined as claims submitted by policyholders for non-events or claims in which the extent of the damage is exaggerated. Fraud prevention and detection are in the hands of Fraud, a separate operational department. In addition, supervision of internal fraud takes place decentralised by various departments, such as Acceptance, Claims and Claims Handling.

Managing the risks for the non-life insurance portfolio
Risks are managed by means of risk policy (see also 3.1.3 'Insurance risk Reinsurance' and 3.2. 'Market risk'), by understanding the factors involved, and by review.

The developments in the insurance risks non-life are examined every year and Economic Capital calculations are made. The results are used to determine rates and the acceptance conditions of non-life insurance policies. The focus on the retail and SME markets has resulted in an insurance portfolio characterised by diversification across various segments and sub-segments, on the one hand, and the similarity in the type of insured risks, on the other. As a result, the portfolio has a relatively low variation in the insurance result. Furthermore, an active reinsurance policy is pursued. Uncertainties are further avoided by an adequate process control and adequate monitoring procedures, and clearly documenting the insurance risks in agreements.

The effects of changes in parameters, which can be observed in connection with the Economic Capital calculations, provide insight into the degree of risk. The table below shows the sensitivity of the profit after tax in the event of a 10% increase or a 10% decrease in non-life claims. The sensitivity is based on a one-off increase or decrease of the realised claims of non-life insurance policies.

In € millions	Result		Shareholders' equity	
	2007	2006	2007	2006
Non-life claims + 10%	(22)	(16)	(22)	(16)
Non-life claims – 10%	22	16	22	16

The IBNR provision (provision for incurred but not reported claims and run-offs on reported claims) is determined quarterly, based on the latest analysis of run-off figures from our own portfolio. In addition, each half year, a liability adequacy test is carried out on the non-life technical provisions (including IBNR provision).

Realised claims with a run-off of more than one year

The insurer has assigned specialised departments to the handling and run-off of (bodily injury) claims. The experts in these departments handle claims on an item-by-item basis, make estimates on the size of the claim and monitor progress on claims handling. Claims with a run-off period of more than one year include disability claims, bodily injury claims and liability claims.

Characteristics of the Provision for recurrent disability annuity benefits

For Non-Life, disability liabilities include in-force payments for claims that stem from the individual and the semi-group insurance portfolio. Disability benefits in actual payment relating to life insurances concern supplementary coverages within a life insurance contract. The table below provides a summary of the key figures for the regular disability benefits provision at year-end 2007. The figures do not include the co-insurance portfolio for WIA-related business, for which REAAL Verzekeringen bears half the risk. As this collaboration in the field of WIA coverage has been established recently, the number of disability benefit payments was nil as at year-end 2007.

In € thousands	Life insurance		Non-Life insurance		Total	
	2007	2006	2007	2006	2007	2006
Provision for periodic payments	82,438	46,447	239,851	81,542	322,289	127,989
Number of commenced annuities	1,472	999	4,770	1,352	6,242	2,351
Average annual annuity	10.2	8.7	13.8	10.9	12.9	9.9

Characteristics of non-life technical provisions for other claims with run-off of more than one year

The other claims with a run-off longer than one year generally comprise bodily injury and liability claims. These risks are more diverse than the disability risks; this diversity also applies to the expected duration of the claims payment. Since 2004, the policy of REAAL Schadeverzekeringen with respect to the settlement of these claims has been tightened with the aim of settlement of claims within five years. In 2005, a start was made with the process of 'accelerated' claims settlement for claims originating from older claim years up to and including 1997. This has resulted in the settlement of a large number of claim files that had been open for some time.

Claims development history 2007 and 2006

The following table provides a summary of the run-off on non-life provisions for old claim years. This summary was compiled for the financial years 2007 and 2006 respectively and shows the non-life insurance results net of reinsurance. The earn-out scheme, which has been agreed for the former NHL portfolio, has not been included in the development of the non-life provision outlined below. Also the development of claim previsions of the reinsurance captive is not included. The size of the gross provision for this captive was € 37 million at year-end 2007 (year-end 2006: € 55 million).

In € thousands	Provision as of 1 January	Acquisitions	Interest added	Payments	Provision as of 31 December	On balance release/ run-off
2007						
Claim years:						
- 2003 and earlier	192,871	366,957	4,192	34,599	520,597	8,824
- 2004	39,755	43,755	230	8,957	67,492	7,291
- 2005	51,324	54,160	239	13,370	79,123	13,230
- 2006	129,836	82,024	330	47,310	119,855	45,025
Total through 2006	413,786	546,896	4,991	104,236	787,067	74,370
Total 2007		126,613	390	180,334	304,083	
Total net of reinsurance		673,509	**5,381**	**284,570**	**1,091,150**	
2006						
Claim years:						
- 2002 and earlier	189,794	--	2,939	28,433	155,154	9,146
- 2003	45,660	--	300	6,347	37,717	1,896
- 2004	58,939	--	86	12,398	39,755	6,872
- 2005	118,599	--	82	34,128	51,324	33,229
Total through 2005	412,992	--	3,407	81,306	283,950	51,143
Total 2006			101	138,830	129,836	
Total net of reinsurance			**3,508**	**220,136**	**413,786**	

3.1.3 Underwriting risk reinsurance

Reinsurance policy

The reinsurance policy provides cover against technical insurance risks in the various insurance portfolios of both the life insurance and non-life insurance business. In this case, the losses resulting from catastrophes are limited to levels that fit the risk profile. The reinsurance policy is determined based on risk analysis for the various portfolios, the size of the portfolios, the nature of the insurance risks, the results, the risk appetite and the financial strength of the company.

After the acquisition of AXA NL Combined (i.e. AXA, Winterthur and DBV) in 2007, it was decided to combine the purchase of the reinsurance programme for 2008 for REAAL Verzekeringen (including Proteq) and AXA NL Combined, where possible. The main reasons for opting for a combined programme versus separate programmes were economies of scale and the loss of reinsurance cover from the AXA Group. In 2007, REAAL Verzekeringen (including Proteq) and AXA/Winterthur and DBV still had separate reinsurance programmes, and the reinsurance cover during 2007 remained in force unchanged for both combinations.

The risk of terrorism is reinsured through the Nederlandse Herverzekeringsmaatschappij voor Terrorismeschaden (Dutch Reinsurance Terror Pool). In order to align the cover in the policy and the reinsurance cover through the NHT, the cover for the terrorism risk has been limited to the maximum capacity of the NHT, € 1 billion.

REAAL Reassurantie SA

A number of risks from the non-life portfolio are partially reinsured with the Luxembourg-based reinsurance captive REAAL Reinsurance SA – in particular, fire, catastrophe and Proteq's portfolio. The captive offers reinsurance cover for risks of, inter alia, REAAL Schadeverzekeringen and Proteq Schadeverzekeringen. The reinsurance captive is used, in principle, to cover the difference in risk appetite and financial strength of the different entities and in relation to the Group. Subsequently, REAAL Verzekeringen purchases combined cover on the external reinsurance market.

The retentions and reinsured parts as indicated below reflect the consolidated figures of REAAL Reassurantie and REAAL Verzekeringen.

Reinsurance REAAL Levensverzekeringen

Since 2006, REAAL Verzekeringen has had a fully integrated reinsurance programme for the mortality and disability portfolio. This situation continued in 2007.

REAAL Verzekeringen purchases reinsurance from a relatively high level upwards (see the following table). In view of the risk profile and the size of the portfolio, the retention of both the mortality and disability risks is in accordance with the underlying portfolio.

AXA and Winterthur were reinsured in 2007 at the international reinsurance division of AXA. The reinsurance structure was thereby based on the risk profile of the underlying portfolios. DBV has its own reinsurance programme.

The 2008 reinsurance is based on the abovementioned integration of the AXA/Winterthur portfolio into the REAAL reinsurance programme. The DBV life portfolio will continue to be reinsured separately in 2008.
Furthermore, the former Nieuwe Hollandse Lloyd portfolio will also be reinsured within the combined reinsurance programme as from 2008.
REAAL has concluded its reinsurance contracts at AA-rated (S&P) reinsurance companies.

In € thousands		2005	2006	2007	2008			
		REAAL	REAAL	REAAL	REAAL	AXA	Winter-thur	DBV
Self-retention Life								
Coverage:								
- Mortality (risk capital)	per event, concluded before1-1-2007	400	1,000	1,000	1,000	1,000	--	58
- Mortality (risk capital)	per event, concluded before 1-1-2007	--	--	--	--	--	--	70
- Disability (annual annuity)	per event	20	35	35	--	--	--	3
- Disability (annual annuity x time)	per event	--	--	--	750	--	750	--
- Disability (risk capital)	per event	--	--	--	--	--	--	30
- Catastrophe	per claim	--	15,000	15,000	15,000	15,000	15,000	15,000

Reinsurance REAAL Schadeverzekeringen
The non-life insurance operations have set the retention of the reinsurance programmes in line with the size of the various portfolios. Effective 2007, an integrated reinsurance programme is in force, which now also includes the former Nieuwe Hollandse Lloyd portfolio. The 2007 reinsurance programme made no specific distinction between the various sales channels, but large risks were reinsured on an individual basis based on their specific risk perspective.

In addition to the regular protection of individual portfolios, REAAL Schadeverzekeringen has a catastrophe contract for natural perils (storm, hail) and accumulation within the fire portfolio.

Proteq Schadeverzekeringen is included in the combined reinsurance programme of REAAL Schadeverzekeringen. In addition, Proteq has purchased a number of underlying reinsurance covers from REAAL Reassurantie, REAAL's reinsurance captive.

In 2007, AXA and Winterthur were included in AXA's international reinsurance programme. In addition, they have purchased underlying reinsurance cover, based on the risk profile of the underlying portfolios.
The non-life portfolio of DBV has been reinsured separately. In view of the minor size of the risks this portfolio will no longer be reinsured in 2008 and will become completely self-retention.

The 2008 reinsurance of the Non-Life business is also based on a combined cover for the different portfolios of REAAL, Proteq and AXA/ Winterthur. The reinsurance structure is largely based on REAAL's existing reinsurance structure.
Contrary to the above, AXA's disability portfolio will continue to be reinsured separately in 2008.

In € thousands		2005	2006	2007	2008	
		REAAL	REAAL	REAAL	REAAL	AXA
Self-retention Non-Life						
Coverage:						
- Fire	per event	700	2,250	2,500	2,500	2,500
- Motor third party liability	per event	1,200	1,200	1,500	2,000	2,000
- Personal/business liability	per event	500	500	500	500	500
- Accidents	per event	300	300	300	500	500
- Transport (up to 2006 NHL)	per event	400	400	400	700	700
- Disability (annual annuity)	per event	8	35	35	--	--
- Disability (annual annuity x time)	per event	--	--	--	750	--
- Catastrophe	per claim	20,000	25,000	30,000	40,000	--

The non-life insurer carries out an active policy with regard to placing its reinsurance contracts. A distinction is made in the panel of reinsurers in the 'property' programme (fire and catastrophe) and the 'casualty' programme (motor liability, general liability and accidents). The claims handling in the casualty programme is characterised by its long lead time. Because of this long-term character, the continuity of the panel is the main consideration in placing these programmes. The minimum rating of this reinsurance panel is A+. The reinsurance contracts have been concluded at AA-rated (S&P) reinsurance companies. A minimum ration of A- applies for the reinsurance of Fire and Catastrophe. The price aspect plays an important role in this. The reinsurance contracts for Fire and Catastrophe have been concluded with A and AA and AAA rated reinsurance companies.

Proteq Schadeverzekeringen: Incoming disability insurance

Proteq Schadeverzekeringen has an incoming reinsurance contract that relates to a portfolio of disability risks. This contract has not been continued since 2004 and is in a run-off phase. The premium in 2007 was therefore zero (2006: zero). At year-end 2007, the gross non-life provision amounted to € 127 million (2006: € 136 million), after retrocession the provision amounts to € 50 million (2006: € 53 million).

3.2 Market risk

The market risk of REAAL Verzekeringen reflects the fact that in the event of changes in the financial markets, the changes in the in the value of investments (equities, property, fixed-income investments) do not match that of the liabilities. Changes in financial markets therefore impact the result and shareholders' equity of REAAL Verzekeringen.

The market risks are measured and managed by the department Asset & Liability Management (ALM). This department reports monthly to the ALM Committee of REAAL. The main objective in 2007 was to gain insight into the combined investment mix of REAAL, AXA and Winterthur. This analysis was performed in the autumn of 2007. The ALCO REAAL and the ALCO Group have decided that the current investment mix does not have to be adjusted and that it fits in within the strategic policy framework that has been laid down for 2007. However, the decision was taken in the ALCOs to gradually reduce the equity portfolio of AXA NL by €250 million and to purchase additional put options with an underlying value of € 530 million and an exercise price of 90% (upon purchase). This in order to protect the solvability of REAAL Verzekeringen after the acquisition. The current strategic mix will be maintained until mid-2008. For details on the equity hedge, see Paragraph 4.3 'Hedging REAAL Verzekeringen'.

A separate ALM policy is carried out for DBV. The decision was taken in the ALCO Group to maintain DBV's current strategic mix and to continue to hedge DBV's equity portfolio against price drops of below 15%. DBV implemented the equity hedge in December 2007.

The table below shows the investment mix at year-end 2007 and 2006. In the fixed-income investment portfolio of REAAL Verzekeringen, a strategic mix is also determined across the various fixed-income ratings categories. This is also part of the ALM/investment plan. The category 'shares and options' also contains a call option portfolio. This portfolio had been purchased already in 2006. The idea behind this is that a protected equity portfolio can be constructed with fixed-income investments and call options. The increase of the underlying portfolio is related to the integration of the AXA NL portfolio into REAAL Verzekeringen.

In € millions	2007	2006	2007	2006
Interest-bearing investments	15,147	69%	7,695	77%
Equities and options	2,492	12%	1,369	14%
Investment property	248	1%	205	2%
Mortgages	3,912	18%	757	7%
Total	**21,799**	**100%**	**10,026**	**100%**

The point of departure for the ALM policy of REAAL Verzekeringen is the ALM/Investment plan, which is drawn up annually and which sets out the strategic investment policy. The 2008 plan will be adjusted in the spring of 2008, including the investments of AXA and Winterthur. In the ALM plan, a balance is sought between the risk and return within the conditions that apply according to Value at Risk (VaR), solvency, the score in the Standard & Poor capital adequacy model and the impact on the IFRS result.

For the 'for own account and risk' portfolio of REAAL Verzekeringen including AXA and Winterthur, the financial market risks are managed through a Value-at-Risk (VaR) system. In contrast to the duration of shareholders' equity, VaR is a risk indicator that can measure all market risks simultaneously. For the 'for own account and risk' portfolio, REAAL Verzekeringen has set a VaR limit of € 686 million (before tax). The VaR amounted to € 582 million as at year-end 2007, which is below the agreed limit.

The portfolio on which REAAL Verzekeringen runs a risk can be specified as follows (net amounts).

In € millions	2007	2006
Investment property	248	205
Interest-bearing investments	15,147	7,695
Equities and options	2,492	1,369
Derivatives	119	137
Receivables from reinsurance contracts	483	338
Loans and advances to clients	3,917	758
Loans and advances to credit institutions	539	162
Other assets, no lending operations	2,748	1,275
Cash and cash equivalents	1,006	698
Total	**26,699**	**12,637**

3.2.1 Interest rate risk

Interest rate risk is a significant component of REAAL Verzekeringen's market risk profile. Interest rate risk occurs when fixed-income assets and liabilities are not fully matched. Interest rate risk is expressed as movements in the result and/or shareholders' equity in the event of fluctuating market rates. Matching investments and liabilities is a thorny issue. This is mainly due to liabilities with a guarantee and a certain type of profit sharing (company - or surplus interest profit sharing). The duration of the liabilities is often longer than the duration of the investments; also, the duration of the liabilities is more sensitive to interest rate changes than the duration of the investments. REAAL Verzekeringen manages this risk partly by using interest rate derivatives: Interest rate swaps for increasing the duration of the fixed-income investment portfolio, and receiver swaptions for partially hedging the guarantees in traditional life insurance with guarantees and profit sharing. See section 4.3 Hedging REAAL Verzekeringen for more information.

For products with only a guarantee, without profit sharing (but possibly with an interest rate rebate), liabilities are matched as far as possible. The table below gives a breakdown of provisions for REAAL Verzekeringen's own account and risk per type of profit sharing.

In € millions	2007	2006
Insurance for own account and risk REAAL Verzekeringen		
With profit sharing (company profit sharing and share in surplus interest)	6,303	3,283
With interest rate rebate	3,068	2,231
Without profit sharing	2,990	1,049
Balance savings mortgages	3,686	2,076
Total	**16,047**	**8,639**

The most significant quantification of interest rate risk is measured through duration analyses, scenario analyses and Value-at-Risk analyses.

The duration of shareholders' equity indicates the impact on the fair value of shareholders' equity in the event of a parallel shift in the yield curve. In its analysis, REAAL Verzekeringen ignores already nearly matched investments and liabilities. This category includes savings policies built up with savings mortgages and the part of the balance items on behalf of policyholders.

The duration of shareholders' equity amounted to -5.9 at year-end 2007 (year-end 2006: - 17,5). Adding the portfolios of AXA NL resulted in a reduction of the interest rate risk of REAAL Verzekeringen. This is due to the fact that AXA NL has a smaller portfolio of products with a guarantee and profit sharing and, in addition, – similar to the former REAAL – AXA NL has also adequately matched the products without profit-sharing.

For the company profit share portfolios of REAAL Verzekeringen and Winterthur, receiver swaptions have been purchased to reduce the risks entailed in guarantees issued in these portfolios. In total approximately 50% of the guarantee risk in these portfolios was hedged. See also Paragraph 4.3 Hedging REAAL Verzekeringen for details of the swaptions.

The following table shows that the duration of the assets and the duration of the liabilities were more adequately matched at year-end 2007 (including AXA NL) in comparison to year-end 2006.

	2007	2006
Duration of assets	5.5	6.7
Duration of liabilities	7.0	10.0

Scenario analyses are used periodically to test the impact of changes in market yields on the result and shareholders' equity. The table below shows the impact of parallel shifts in interest rates of 1% as per the balance sheet date (indicative).
In reality, all balance sheet items with an underlying cash flow schedule (both assets and liabilities) change in value when the interest rate changes. The fair value of shareholders' equity decreases in the event of a 1% decrease in the interest rate by € 120 million (2006: € 190 million) and increases in the event of a 1% interest rate increase by € 30 million (2006: € 80 million). This corresponds to the negative duration of the market value of shareholders' equity: the duration of the insurance provision is longer than the duration of the investments. The table below shows the impact net of taxation.

	Interest rate +1%		Interest rate −1%	
In € millions	2007	2006	2007	2006
Interest rate sensitivity fair value shareholders' equity REAAL Verzekeringen				
Investments	(690)	(400)	800	480
Technical provisions insurance operations	630	450	(830)	(640)
Other assets and liabilities	90	30	(90)	(30)
Shareholders' equity	**30**	**80**	**(120)**	**(190)**

The result and shareholders' equity only change as a result of value changes of the fixed income portfolio classified as available for sale. The effect on the result of a 1% interest rate rise is limited and for the shareholders' equity, this amounts to € 350 million negative (2006: € 230 million negative). A 1% decrease in the interest rate has an effect of € 350 million positive (2006: € 230 million positive). All other balance sheet items remain unchanged in the IFRS balance sheet.

The overview below shows the average effective interest percentages of the financial assets, the financial liabilities and the insurance provisions of REAAL Verzekeringen as per the balance sheet date.

In percentages	2007	2006
Financial assets (not valued at fair value through profit or loss)		
Investments for own account and risk:		
- Held to maturity	4.2%	4.2%
- Available for sale (excluding equities)	3.5%	4.1%
- Loans and receivables	5.3%	6.6%
Loans and advances to clients	5.0%	5.8%
Loans and advances to credit institutions	0.9%	3.5%
Cash and cash equivalents / amounts owed to credit institutions	0.3%	1.2%
Financial liabilities at amortised cost		
Subordinated debt	6.5%	6.6%
Debt instruments	5.0%	--
Technical provisions insurance operations for own account and risk*	4.2%	4.2%
Individual insurance policies in cash	4.3%	4.2%
- Savings mortgages	5.6%	5.9%
- Life annuity	3.4%	3.1%
- Other	3.9%	3.7%
Group insurance policies in cash	4.0%	3.8%

*) Before any interest rate rebate and initial costs.

Life insurance contracts on behalf of policyholders

For insurance policies for which policyholders carry the investment risk, the insurer does not, in principle, bear any risk relating to interest rates, prices, exchange rates or credit risks. Nevertheless, for some portfolios within this category, REAAL Verzekeringen has given policyholders a minimum guarantee on the maturity date of the policy. As a result, REAAL Verzekeringen bears the risks for these contracts regarding interest rates, pricing and exchange rate risks. When REAAL Verzekeringen must honour these guarantees, the associated expense is recognised in the income statement. The value of the guarantees within the portfolio 'on behalf of policyholders' is measured periodically. In 2007 no transactions were concluded to hedge the risk associated with the guarantees that were provided. The table below shows the portions of the technical provisions in the REAAL Verzekeringen portfolio where some form of guarantee has been given.

In € millions	2007	2006
Life insurance contracts on behalf of policyholders		
Without guarantee	5,968	3,189
With guarantee	1,402	720
	7,370	**3,909**

3.2.2 Equity and investment property risk

The equity and similar investments of REAAL Verzekeringen were valued at € 2,492 million at year-end 2007 (2006: € 1,369 million). Please note that the IFRS classification of equities also includes investment funds that invest in other types of securities. The ALM policy is adjusted for this. The equity investments are spread over Europe, North America and the Far East. The increases in the equity exposure are related to the integration of the AXA NL portfolio. See Paragraph 4.3 Hedging REAAL Verzekeringen for the hedges of the equity portfolio.

REAAL Verzekeringen periodically calculates the impact of changes in equity markets and property markets on the result and on shareholders' equity. The table below shows the results of this analysis at the balance sheet date net of taxation (indicative).

In € millions	Result		Shareholders' equity	
	2007	2006	2007	2006
Equities and options + 10%	(4)	17	119	128
Equities and options – 10%	7	(14)	(116)	(125)
Property + 10%	19	15	19	15
Property – 10%	(19)	(15)	(19)	(15)

3.2.3 Exchange rate risk

REAAL Verzekeringen faces exchange rate risk through a combination of investments and liabilities in foreign currencies that are not perfectly matched.

In fixed-income investments, REAAL Verzekeringen maintains a policy whereby no exchange rate risk is permitted. The exchange rate risk on fixed-income assets denominated in a foreign currency is therefore hedged with currency swaps.

Foreign exchange risk also manifests itself in the equity investments of REAAL Verzekeringen. Of this exchange rate risk, after netting the exchange rate risk in non-fixed income investments and liabilities, between 80% and 90% is structurally hedged with the help of forward exchange rate contracts. The table below gives an indication of the foreign currency position of REAAL Verzekeringen as at the balance sheet date.

In € millions	Balance debit		Balance credit		Balance		Hedge derivatives	
	2007	2006	2007	2006	2007	2006	2007	2006
US dollar	779	483	39	30	740	453	(659)	(368)
Japanese yen	71	54	--	--	71	54	(66)	(45)
Pound Sterling	153	211	10	7	143	204	(147)	(179)
Swiss franc	10	6	--	--	10	6	--	--
Australian dollar	29	--	33	11	(4)	(11)	(7)	--
Other	105	49	2	1	103	48	--	--
Total	**1,147**	**803**	**84**	**49**	**1,063**	**754**	**(879)**	**(592)**

The impact of changes in foreign exchange rates on the result, on shareholders' equity and solvency are measured periodically using scenario analyses. The table below shows the indicative results of these analyses net of taxation as at the balance sheet date.

In € millions	Result		Shareholders' equity	
	2007	2006	2007	2006
Currencies +10%	14	12	14	12
Currencies –10%	(14)	(12)	(14)	(12)

3.3 Credit risk

REAAL Verzekeringen recognises various types of credit risk. The main types are the credit risks in the investment portfolio and in the loan portfolio to intermediaries. The mortgages loans of REAAL Verzekeringen are well covered and it concerns a relatively aged portfolio. Consequently, the likelihood of non-payment is low and therefore the risk profile of the mortgage portfolio of REAAL Verzekeringen is very low.

In the policy documents for the specific credit risk categories, the roles, authorities and responsibilities of employees and committees are established, following a successively more senior layer of authorisation.

Management of credit risk within the fixed-income investment portfolio of REAAL Verzekeringen

The credit risk within the fixed-income investment portfolios of REAAL Verzekeringen is the risk that an issuer of a bond or a debtor of a private placement loan can no longer meet its obligations. The strategic scope of the various investment grade categories within the fixed-income portfolio is determined in an ALM context and laid down in mandates with the investment managers. Periodically, it is tested and reports are made to ensure that the investment managers adhere to the mandates.

The fixed-income investment portfolios of REAAL Verzekeringen have only European and North American debtors, whereby no one represents an interest of more than 10% in the fixed-income investment portfolio. The increase of the underlying portfolio is again related to the integration of the AXA NL portfolio into REAAL Verzekeringen.

In € millions	Designated as fair value through profit or loss		Available for sale		Held to maturity		Loans and receivables		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Public sector - domestic	--	--	1,431	444	459	427	46	54	1,936	925
Public sector - foreign	6	7	2,462	1,301	1,708	1,562	--	--	4,176	2,870
Financial institutions	485	133	2,184	855	279	273	4,213	2,422	7,161	3,683
Trade, industry and other services	--	--	943	177	--	--	4	4	947	181
Other	307	--	387	32	--	--	257	104	951	136
Eliminations	--	--	(24)	(100)	--	--	--	--	(24)	(100)
Total	**798**	**140**	**7,383**	**2,709**	**2,446**	**2,262**	**4,520**	**2,584**	**15,147**	**7,695**

The following overview provides a breakdown of the fixed-income investment mix (excluding mortgages) across the various rating categories at balance sheet date. The strategic mix of the various rating categories within fixed income is set annually in the ALM/investment plan. The unrated category mainly consists of investments related to savings mortgages.

In € millions	Designated as fair value through profit or loss		Available for sale		Held to maturity		Loans and receivables		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
AAA	60	121	3,791	1,794	1,866	1,721	76	67	5,793	3,703
AA	407	7	1,476	423	412	541	42	70	2,337	1,041
A	84	12	1,718	408	168	--	237	180	2,207	600
BBB	247	--	326	119	--	--	68	76	641	195
Below BBB	--	--	27	18	--	--	--	--	27	18
Unrated	--	--	69	11	--	--	4,097	2,191	4,166	2,202
Eliminations	--	--	(24)	(64)	--	--	--	--	(24)	(64)
Total	**798**	**140**	**7,383**	**2,709**	**2,446**	**2,262**	**4,520**	**2,584**	**15,147**	**7,695**

REAAL Verzekeringen and AXA NL have investments in collateralised negotiable loans (CDOs and CLOs). This portfolio is less than 1% of the total investement portfolio for own account and risk. Over 50% of this portfolio has a credit rating of AA or higher. REAAL Verzekeringen, including AXA NL, has not invested either directly or indirectly in the American subprime mortgage market. REAAL Verzekeringen has invested a limited amount of EUR 16 million in corporate and retail subprime mortgages outside the United States.

Management of credit risk in the portfolio with loans to intermediaries
The process of providing loans to intermediaries is managed by a credit committee and strict acceptance criteria are applied.

Management of credit risk with regard to derivative positions
The credit risk on the fair value of all derivatives held by SNS REAAL with a counterparty is hedged through a so-called Credit Support Annex, or CSA agreement. In accordance with standard industry practice, this agreement stipulates that the underlying value of the derivatives in liquid instruments, such as cash and government bonds, must be held as surety to cover the credit risk. SNS REAAL currently has a CSA agreement with six investment banks.

Management of credit risk relating to advances to the reinsurer
To reinsure third-party car insurance and liability insurance for individuals and companies, REAAL Verzekeringen uses a panel that consists of a fixed group of reputable reinsurers with a minimum credit rating of A+ . For the reinsurance of fire and catastrophe risks, it uses reinsurers with a minimum credit rating of A-.

Management of credit risk in the mortgage portfolio
REAAL Verzekeringen runs a limited credit risk on its mortgage portfolio. Part of this portfolio is guaranteed by the National Mortgage Guarantee fund. Moreover, the property price increases of the last few years have led to a strong increase in the foreclosure value of the collateral. In the event of non-payment by a debtor, the loans can nearly always be fully recouped through the sale of the collateral.

The mortgages (loans to clients) on the balance sheet of REAAL Leven by the nature of the security provided break down as follows:

In € millions	2007	2006
Residential property in the Netherlands:		
- Mortgages < 75% of foreclosure value	542	612
- Mortgages > 75% of foreclosure value	36	36
- Mortgages with National Mortgage Guarantee	103	110
Specific provision for bad debts	(1)	(1)
Total	**680**	**757**

With the acquisition of AXA NL, REAAL Verzekeringen also acquired DBV. DBV has a mortgage portfolio, of which a large part has been securitised or sold. In the event of securitisation, DBV still runs some credit risk, as part of the purchase price is to be paid from future margin. DVB does not run any credit risk in respect of the mortgages that have been sold. The credit risk of the DBV mortgages is limited, partially due to NHG guarantees and low Loan-to-Loan Foreclosure Values, but mainly due to DBV's prudent lending policy. For the DBV portfolio, it is also the case that a large part was restructured in the period 2000 – 2004, so that the foreclosure values of the properties that serve as collateral have increased. Below a breakdown is provided of the DBV portfolio (year-end 2007):

In € millions	2007
Securitised	2,519
Not securitised	713
Total	**3,232**

The Mortgages (loans to clients) of SBV by type of security can be specified as follows:

In € millions	2007
Residential property in the Netherlands:	
- Mortgages < 75% of foreclosure value	659
- Mortgages > 75% of foreclosure value	1,150
- Mortgages with National Mortgage Guarantee	1,427
Specific provision for bad debts	(4)
Total	**3,232**

3.4 Liquidity risk

REAAL Verzekeringen must have sufficient cash to be able to meet claims arising from its insurance portfolios. The table below presents cash flows arising from investments and derivatives (assets) and technical provisions, net of reinsurance (liabilities) per maturity bucket. The figures give insight into the liquidity risk management that is part of the ALM policy. The table only includes REAAL's portfolio for own account and risk (the traditional portfolio). The portfolio on behalf of policyholders is not relevant in this context since the premiums accumulated in the investment funds are paid to the policyholders at maturity date. The accrued balances of savings policies and savings mortgages are also not taken into account as these are perfectly matched. The cash flows from investments presented in the table include interest flows. The cash flows arising from the technical provisions are estimated on a best-estimate basis (from European Embedded Value analysis). These cash flows do not include future profit sharing. Equity and other non-fixed income investments are not included in the scope of table.

The table below illustrates that the net cash flow of REAAL Verzekeringen's technical insurance liabilities will be positive for the 10 years coming.

In € millions	≤ 1 year	> 1 year ≤ 5 years	> 5 years ≤ 10 years	> 10 years ≤ 15 years	> 15 years ≤ 20 years	> 20 years
2007						
Investments						
- Fair value through profit or loss, held for trading	5	25	11	--	--	--
- Fair value through profit or loss, designated	3	81	1	--	--	--
- Available for sale	965	2,949	3,111	1,279	929	1,574
- Held to maturity	308	816	797	245	473	1,600
- Loans and receivables	106	382	201	160	106	222
Derivatives	17	37	--	(27)	(13)	1
Loans and advances to clients	176	512	407	262	79	52
Total	**1,580**	**4,802**	**4,528**	**1,919**	**1,574**	**3,449**
Technical provisions insurance operations Life	467	3,358	3,407	2,819	2,301	7,071
Technical provisions insurance operations Non-Life	232	428	249	197	87	35
Total	**699**	**3,786**	**3,656**	**3,016**	**2,388**	**7,106**
Difference in expected cash flows	**881**	**1,016**	**872**	**(1,097)**	**(814)**	**(3,657)**

In € millions	≤ 1 year	> 1 year ≤ 5 years	> 5 years ≤ 10 years	> 10 years ≤ 15 years	> 15 years ≤ 20 years	> 20 years
2006						
Investments						
- Fair value through profit or loss, designated	98	76	7	--	--	--
- Available for sale	332	1,512	1,012	250	72	413
- Held to maturity	90	911	831	255	258	1,659
- Loans and receivables:	58	226	155	37	33	139
Derivatives	14	38	22	4	3	--
Loans and advances to clients	133	398	286	199	--	--
Total	**725**	**3,161**	**2,313**	**745**	**366**	**2,211**
Technical provisions insurance operations Life	196	1,429	1,589	1,400	1,188	5,653
Technical provisions insurance operations Non-Life	192	178	38	38	30	4
Total	**388**	**1,607**	**1,627**	**1,438**	**1,218**	**5,657**
Difference in expected cash flows	**337**	**1,554**	**686**	**(693)**	**(852)**	**(3,446)**

4 Hedging and hedge accounting

SNS REAAL uses derivatives to manage market risks on an economic basis. SNS REAAL uses various hedge strategies to cover its interest rate, market value and exchange rate risks. To achieve this, it uses instruments such as currency swaps, (foreign currency) interest rate swaps and (interest rate) options. Under IFRS, derivatives must be valued at fair value in the balance sheet and any changes in the fair value must be accounted for in the income statement. In the event that changes in fair value of hedged risks are not accounted for through the income statement, a mismatch occurs in the accounting of results, making these results more volatile. In these cases, hedge accounting is applied as much as possible to mitigate accounting mismatching and volatility. SNS REAAL makes a distinction in hedge accounting between so-called micro hedges, whereby risks on separate contracts are hedged, and so-called macro hedges, whereby the risk of a portfolio of contracts is hedged.

In fair value hedge accounting, the developments in fair value of the hedged risk are processed through the income statement. This compensates for the fair value movements of the accompanying derivatives. In cash flow hedge accounting, the movements in fair value of the derivates are accounted for in a separate (revaluation) reserve. This cash flow hedge reserve is released over the period in which the cash flows from the hedged risk are realised.

The notional amounts of the derivatives for hedging purposes reflect the degree to which SNS REAAL is active in the relevant markets. Derivatives held for trading purposes are not included in this overview.

In € millions	Notional amounts				Fair value	
	Total	< 1 year	> 1 year ≤ 5 years	> 5 years	Positive	Negative
2007						
Interest rate contracts:						
- Swaps and FRAs	66,350	13,570	18,996	33,784	797	(344)
- Options	2,827	1,660	534	633	94	(69)
Currency contracts:						
- Swaps	4,490	1,683	2,331	476	100	(423)
- Forwards	626	626	--	--	35	--
Total	**74,293**	**17,539**	**21,861**	**34,893**	**1,026**	**(836)**

In € millions	Notional amounts				Fair value	
	Total	< 1 year	≥1 year ≤5 years	> 5 years	Positive	Negative
2006						
Interest rate contracts:						
- Swaps and FRAs	42,810	4,730	15,497	22,583	610	(267)
- Options	2,826	127	1,895	804	95	(58)
Currency contracts:						
- Swaps	3,962	736	2,789	437	99	(274)
- Forwards	550	550	--	--	30	--
Total	**50,148**	**6,143**	**20,181**	**23,824**	**834**	**(599)**

The notional amounts show the units of account that relate to the derivatives, indicating the relationship with the underlying value of the primary financial instruments. These notional amounts provide no indication of the size of the cash flows nor of the market and credit risk attached to the transactions.

4.1 Hedging SNS Bank

SNS Bank uses interest rate swaps to manage the interest rate risk of the bank book. The policy is that the duration of the interest-bearing asset is between 0 and 8. In addition, SNS Bank uses interest rate derivatives to hedge specific embedded options in mortgages. This relates to mortgages of which the interest rate is capped or where movements in interest rates are transferred to clients gradually. SNS Bank also uses interest rate derivatives to hedge the quotation risk related to the financing of mortgages. SNS Bank also uses (foreign currency) swaps to convert non-euro funding into euro funding and to convert fixed-rate funding into floating-rate funding. SNS Bank also uses options to hedge the risks relating to hybrid savings products. Finally, SNS Bank applies interest rate swaps to hedging investment portfolio risks.

The fair value of the swaps hedging the interest rate risk of the bank book amounted to € 419 million at year-end 2007 (2006: € 185 million).
Certain mortgages have specific options, which is the case with the 'Plafond' (ceiling), 'Stabiel' (stable) and 'Rentedemper' (interest rate moderator) mortgages. The nominal value of these mortgages at year-end 2007 was € 2.6 billion, € 1.1 billion and € 1.1 billion respectively. That compares to € 3.2 billion, € 1.3 billion and € 1.2 billion at year-end 2006. The SNS Bank policy is to hedge 70% to 80% of these embedded options with caps ('Plafond' mortgages) and with caps and floors ('Stabiel' and 'Rentedemper' mortgages). The fair value of these derivatives amounted to € 90 million on 31 December 2007, versus € 108 million a year earlier.
For the quotation risk, our policy is to hedge between 70% and 80%of the expected risk with swaptions and forward starting swaps. The fair value of these derivatives amounted to € 3 million on 31 December 2007, versus nil a year earlier.
The (foreign currency) swaps relating to funding had a fair value of € 421 million negative at year-end 2007 (2006: € 116 million negative).
The options relating to hybrid savings products had a fair value of € 47 million (2006: € 38 million). Only a very limited number of derivatives have been allocated to the investment portfolios; they have a very limited fair value (2006 and 2007: nil)

4.2 Hedge accounting SNS Bank

For the hedging activities described above, SNS Bank applies the following hedge accounting methods:

Fair value hedge accounting for bank book interest rate risk (macro hedge)
The portfolio hedged consists of fixed-rate mortgages of SNS Bank. These are mortgages that have a fixed-rate interest period of a minimum of 1 year and a maximum of 20 years. The hedging instruments are interest rate swaps entered into within the framework of the management of interest rate risk in the ALM process. The risk hedged is the risk of change in the value of the portfolio as a result of movements in the market interest rates.

Fair value hedge accounting for embedded derivatives (macro hedge)
The embedded caplets adopted in the 'Plafond' mortgages are the hedged item. The hedge instruments are all caplets adopted in the caps bought. The risk that is hedged is the volatility of the (fair value of the expected) interest income in the case of changes in one-month swap rates.

The 'Rentedemper' mortgage contains embedded options (caps and floors). The caps and floors are built up from separate caplets and floorlets which constitute the hedged item. The hedge instruments are caplets and floorlets incorporated in the caps and floors bought. The risk hedged is the volatility of the (fair value of the expected) interest income as a result of fluctuations in the 6-month swap rate.

As a consequence of the hedge strategy chosen by SNS Bank, the reporting rules do not allow hedge accounting to be applied to the 'Stabiel' mortgages.

Fair value hedge accounting funding and investments (micro hedge)
SNS Bank uses micro hedges to swap funding with a fixed rate to a floating interest rate. If the funding is in foreign currency, foreign exchange swaps are applied. In addition to converting the foreign currency into euro and the fixed rate into a floating rate, use is also made of derivatives to convert structured funding to floating-rate funding. In structured funding, the funding charge is tied to, for example, an equity or inflation index. Interest rate structures such as floating-rate coupons with a multiplier or a leverage factor also fall under the funding programme.
To a limited degree SNS Bank also hedges fixed-income instruments through swapping the coupon to a floating rate.
Through these instruments, the interest rate and foreign exchange risks are hedged.

Cash flow hedge accounting for quotation risk
SNS Bank hedges the mortgage quotation risk with swaptions and forward starting swaps. The risk that is hedged here is the variability of the interest rate up to the time of financing. The intrinsic market value movements of the derivatives until the moment that the related mortgage contracts are settled are taken to shareholders' equity. Our policy is subsequently to settle the derivatives in cash, after which the value accrued during the duration of the funding is amortised to the result. The accrued value in shareholders' equity was € 4 million on 31 December 2007.

4.3 Hedging REAAL Verzekeringen

REAAL Verzekeringen uses foreign exchange swaps to hedge the exchange rate risk of the equity portfolio. For the most important currencies (US dollar, pound sterling and Japanese yen) a hedge ratio of 85% is targeted, with a bandwidth between 80% and 90%. The fair value of these derivatives amounted to € 33 million (2006: € 15 million)
REAAL Verzekeringen also uses interest rate swaps to lengthen the duration of fixed-income investments. The fair value of these swaps amounted to € 19 million as at year-end 2007 (2006: € 68 million).
In 2007, REAAL Verzekeringen hedged a substantial portion of its equity portfolio.
In January 2007, a put option strategy was implemented for € 224 million underlying value. The value of these put options was € 37 million at year-end 2007.
In the autumn of 2007, put options were acquired with an average duration of 3.5 years, a strike level of 90% and an underlying value of € 530 million. The value of these put options was € 49 million at year-end 2007.
Before finalising the AXA NL acquisition, REAAL had already bought put options on the total equity position for own account and risk of AXA NL. The strike was again 90%, and the duration was 6 months. The premium for this option was financed with the proceeds of selling a call option with the same duration and the same underlying indices. These options were unwound in September 2007.
In December 2007, DBV bought put options with a maturity of 3 months and a strike of 85%. The premiums for these options were financed from the proceeds of sold call options with the same maturity and the same underlying indices. The underlying value amounted to €265 million.

REAAL Verzekeringen also uses receiver swaptions to partially hedge the risk of the guarantees in the traditional life insurance with profit sharing. In 2007, three tranches were implemented: two tranches in the company profit sharing portfolio of REAAL and one in Winterthur's group portfolio. The total value of the receiver swaptions at year-end 2007 amounted to € 10 million. The total underlying value amounted to € 647 million.

4.4 Hedge accounting REAAL Verzekeringen

REAAL Verzekeringen applies the following hedge accounting methods:

Fair value hedge accounting
REAAL Verzekeringen has hedged the foreign exchange risk in its equity portfolio at a macro level using foreign exchange forward contracts. These forwards are in a fair value hedge relationship with the equities denominated in foreign currency.

Cash flow hedge accounting
REAAL Verzekeringen has lengthened the effective maturity of its investment portfolio at a macro level with the use of interest rate swaps. This achieves the effect of fixing interest income over a longer period. The risk that is hedged here is the variability of the interest rate at the time of reinvestment. The cash flow hedge consists of a combination of a short-term payer swap and a long-term receiver swap (year-end 2007: 13 pairs, year-end 2006: 15 pairs). At the time of reinvestment (the end of the maturity of the short-term swap), the long-term swap is sold, and the proceeds are reinvested in fixed-income assets. The characteristics of this reinvestment (maturity, coupon dates) are similar to a considerable extent to those of the sold swap.

The reinvestment calendar can be summarised as follows:

In € thousands	Notional amounts			
	Total	< 1 year	> 1 year ≤ 5 years	> 5 year
Interest rate swaps 2007	1,434,200	265,000	929,200	240,000
Interest rate swaps 2006	1,370,000	175,000	805,000	390,000

As of year-end 2007, a positive realised fair value and deferred interest income of € 27 million had been built up in shareholders' equity (2006: € 30 million). This positive fair value and interest is released to the income statement at the reinvestment points indicated above, over a period that is equal to the remaining maturity of the long-term swap in question.
At year-end 2007 there were no future transactions to which previously hedge accounting had been applied, but that will probably not occur.

No hedge accounting is applied for the equity options of REAAL and DBV. And also no hedge accounting is applied for the swaptions of REAAL and Winterthur.

4.5 Hedging SNS REAAL

SNS REAAL uses interest rate swaps to swap fixed rate funding to a floating rate funding. In case of non-euro funding an FX-swap is used to swap the non-euro funding to euro. The market value of these swaps was € 6 million at year-end 2007.
SNS REAAL has swapped part of the funding relating to the financing of AXA NL (of € 339 million) from a floating-rate to a fixed-rate coupon by means of interest rate swaps. The fair value of these interest rate swaps was € 38 million at year-end 2007.

4.6 Hedge Accounting SNS REAAL

SNS REAAL applies the following methods of hedge accounting:

Fair Value hedge accounting funding (micro hedge)

SNS REAAL uses micro hedges to swap fixed rate funding to a floating rate. In case of funding in non-euro an FX-swap is used to swap the non-euro funding to euro. Using these instruments the marked-to-market volatility of the funding due to interest rate and FX movements is hedged.

Cash flow hedge accounting

SNS REAAL applies cash flow hedge accounting for the interest rate swaps relating to the financing of AXA NL. Using these swaps SNS REAAL accomplishes that the financing costs are fixed for a longer maturity, and hence the volatility of interest payments is hedged.

5 Fair value of financial assets and liabilities

The following table shows the fair value of the financial assets and liabilities of SNS REAAL. In a number of cases, estimates are used. The balance sheet items not included in this table do not satisfy the definition of a financial asset or liability. The total of the fair value presented below does not reflect the underlying value of SNS REAAL and should therefore not be interpreted as such.

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	Fair value	Book-value	Fair value	Book-value	Fair value	Book-value	Fair value	Book-value	Fair value	Book-value
2007										
Financial assets										
Investments										
- Fair value through profit or loss: held for trading	1,035	1,035	84	84	--	--	(22)	(22)	1,097	1,097
- Fair value through profit or loss: designated	512	512	927	927	--	--	--	--	1,439	1,439
- Available for sale	2,509	2,509	9,662	9,662	238	238	(25)	(25)	12,384	12,384
- Held to maturity	--	--	2,485	2,446	--	--	--	--	2,485	2,446
- Loans and receivables	--	--	4,556	4,520	--	--	(819)	(819)	3,737	3,701
Investments for insurance contracts on behalf of policyholders	--	--	7,349	7,349	--	--	(114)	(114)	7,235	7,235
Derivatives	1,041	1,041	119	119	1	1	--	--	1,161	1,161
Loans and advances to clients	60,492	60,236	3,878	3,912	913	856	(2,008)	(1,959)	63,275	63,045
Loans and advances to credit institutions	1,091	1,092	553	539	309	300	(309)	(300)	1,644	1,631
Other assets	307	307	554	554	76	76	(86)	(86)	851	851
Cash and cash equivalents	3,141	3,141	1,006	1,006	1,025	1,025	(831)	(831)	4,341	4,341
Total financial assets	**70,128**	**69,873**	**31,173**	**31,118**	**2,562**	**2,496**	**(4,214)**	**(4,156)**	**99,649**	**99,331**
Financial liabilities										
Participation certificates and subordinated debt	1,835	1,678	555	536	684	639	(879)	(821)	2,195	2,032
Debt certificates	32,315	32,182	2,524	2,524	522	533	(27)	(27)	35,334	35,212
Derivatives	938	938	14	14	7	7	--	--	959	959
Savings	18,254	19,179	--	--	--	--	--	--	18,254	19,179
Other amounts due to clients	7,447	7,846	1,040	1,040	941	952	(2,591)	(2,591)	6,837	7,247
Amounts due to credit institutions	5,079	5,066	1,566	1,566	888	888	(632)	(632)	6,900	6,887
Other liabilities	1,316	1,316	1,053	1,053	77	77	(86)	(86)	2,360	2,360
Total financial liabilities	**67,184**	**68,205**	**6,751**	**6,732**	**3,119**	**3,096**	**(4,215)**	**(4,157)**	**72,839**	**73,876**

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	Fair value	Book-value	Fair value	Book-value	Fair value	Book-value	Fair value	Book-value	Fair value	Book-value
2006										
Financial assets										
Investments										
- Fair value through profit or loss: held for trading	400	400	--	--	--	--	(23)	(23)	377	377
- Fair value through profit or loss: designated	--	--	193	193	--	--	--	--	193	193
- Available for sale	1,638	1,638	4,025	4,025	198	198	--	--	5,861	5,861
- Held to maturity	--	--	2,377	2,262	--	--	--	--	2,377	2,262
- Loans and receivables	--	--	2,604	2,584	--	--	(651)	(651)	1,953	1,933
Investments for insurance contracts on behalf of policyholders	--	--	3,955	3,955	--	--	--	--	3,955	3,955
Derivatives	804	804	137	137	2	2	--	--	943	943
Loans and advances to clients	56,717	56,248	795	757	577	561	(885)	(866)	57,204	56,700
Loans and advances to credit institutions	3,608	3,607	162	162	100	100	(100)	(100)	3,770	3,769
Other assets	436	436	400	400	39	39	(217)	(217)	658	658
Cash and cash equivalents	687	687	698	698	415	415	(840)	(840)	960	960
Total financial assets	**64,290**	**63,820**	**15,346**	**15,173**	**1,331**	**1,315**	**(2,716)**	**(2,697)**	**78,251**	**77,611**
Financial liabilities										
Participation certificates and subordinated debt	1,580	1,448	139	120	316	299	(222)	(203)	1,813	1,664
Debt certificates	31,128	30,841	--	--	421	418	--	--	31,549	31,259
Derivatives	682	682	4	4	6	6	--	--	692	692
Savings	13,343	13,678	--	--	--	--	--	--	13,343	13,678
Other amounts due to clients	6,581	7,019	417	402	609	611	(1,553)	(1,553)	6,054	6,479
Amounts due to credit institutions	7,337	7,299	663	663	246	246	(674)	(674)	7,572	7,534
Other liabilities	1,190	1,190	608	608	69	69	(267)	(267)	1,600	1,600
Total financial liabilities	**61,841**	**62,157**	**1,831**	**1,797**	**1,667**	**1,649**	**(2,716)**	**(2,697)**	**62,623**	**62,906**

The fair values represent the value of the financial instruments on the balance sheet date on a real economic basis, i.e. 'at arm's length'. The fair value of financial assets and liabilities is based on market prices, insofar as these are available. If the market prices are not available, various techniques have been developed in order to arrive at an approximation. These techniques are subjective and use various assumptions based on the discount rate and the timing and size of expected future cash flows. Changes in these assumptions can significantly influence the estimated fair value. One possible consequence is that the fair values shown may not represent a good approximation of the direct sale value. In addition, calculation of the estimated fair value based on market circumstances at a certain moment is possibly an inadequate way of approximating future fair value.
For financial assets and liabilities valued at amortised cost, the fair value is shown excluding accumulated interest.
The accumulated interest from these investments is shown in the line item Other assets.
The following methods and assumptions are used to determine the fair value of financial instruments.

Financial assets

Investments

The fair value of equities and convertible bonds is based on stock market prices. The fair value of interest-bearing securities, excluding mortgage loans, is also based on stock market prices or - in the event that stock exchange prices do not provide a realistic fair value - on the cash value of expected future cash flows. These cash values are based on the prevailing market interest rate, taking into consideration the liquidity, creditworthiness and maturity of the relevant investment.

The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model.

Loans and advances to clients

The fair value of mortgage loans has been estimated by determining the present value of the expected future cash flows. The yield curve used to determine the present value of the expected cash flows is the cost-of-fund curve of SNS Bank. This is an estimate of the rates at which SNS Bank can place senior funding in the market. In determining the expected cash flows, the effect of any future early redemptions is taken into account. Changes in the credit rating of loans and advances are not taken into consideration in determining the fair value, as the effect of the credit risk is accounted for separately by deducting the provision for bad debts from both book value and fair value.

The fair value of other loans and advances to clients is estimated on the basis of the present value of future cash flows, again making use of the cost-of-fund curve of SNS Bank.

Other assets

The book value of the other assets is considered to be a reasonable approximation of fair value.

Cash and cash equivalents

The book value of the liquid assets is considered to be a reasonable approximation of fair value.

Financial liabilities

Participation certificates and subordinated debt

The fair value of the participation certificates and subordinated debts is estimated on the basis of the cash value of the cash flows, making use of the prevailing interest rate for similar instruments.

Debt certificates

The fair value of debt certificates is estimated on the basis of the cash value of the cash flows, making use of the prevailing interest rate for similar instruments.

Amounts due to clients and credit institutions

The book value of the demand deposits and deposits without specific maturities are considered a reasonable approximation of fair value. The fair value of deposits with specified maturities are estimated on the basis of the expected cash value of future cash flows, using the interest rate currently applicable to deposits with a similar remaining life.
The fair value of amounts due to banks is estimated on the basis of the cash value of the future cash flows, using the interest rate currently applicable to amounts due to banks with similar conditions.

Other liabilities

The book value of the other commitments is considered to be a reasonable approximation of fair value.

Interest rate

The interest rate used in determining fair value is based on market yield curves on the balance sheet date

6 Capital management

The capital management of SNS REAAL is aimed at maintaining a solid single A rating. In addition, capital management contributes to an increasing extent to systematic analysis and improvement of our operations.

In order to maintain a single A rating SNS REAAL requires a minimum capital, enabling SNS REAAL to absorb unexpected losses in exceptional bad circumstances. This is called the economic capital. The economic capital serves as a basis for the calculation of the Risk Adjusted Return on Capital and in the near future economic capital will be used for evaluating the results of the business units of SNS REAAL.

Objectives and standards framework

SNS REAAL's capitalisation policy focuses on the optimisation of the capital structure so that it contributes to the realisation of the group's strategic goals. At the same time, SNS REAAL also seeks to maintain a healthy balance between the amount of capital and the risks that it runs. The IPO in 2006 has increased the company's strategic flexibility. This has enabled SNS REAAL to better attract additional shareholders' equity. This was exemplified by the successful share issue in 2007 in connection with the AXA NL Combined acquisition.

The restrictions set by the Dutch Central Bank, European regulations, rating agencies and internal requirements regarding capital adequacy are taken into account in determining the capital structure.

Solvency standards

	Standard	Internal target	Realisation
SNS REAAL	Double leverage	< 115%	116.3%
REAAL Verzekeringen	Present vs required capital Life	> 150%	272%
	Present vs required capital Life	> 200%	255%
SNS Bank	BIS ratio	> 11%	11.5%
	Tier-1 ratio	> 8%	8.4%
	Core Capital ratio	> 6%	6.5%

SNS REAAL applies a 115% ceiling for its double leverage. This target limits the degree to which debt raised by the group can be reallocated to subsidiaries as shareholders' equity. Double leverage rose from 107.8% at year-end 2007 to 116.3% at year-end 2007. Due to the dividend policy of the associated companies and subsidiaries, SNS REAAL anticipates that the double leverage will reduce to below the desired maximum level of 115% in early 2008.

Key developments

The acquisition of AXA NL Combined has brought about a major shift in the group's capital structure. To partly fund this acquisition, SNS REAAL issued new shares generating gross proceeds of € 350 million. Another part of the purchase price was funded by the surplus solvency capital of REAAL Verzekeringen and SNS REAAL. This led to a more efficient solvency ratio and capital mix. Furthermore, SNS REAAL issued hybrid capital of € 350 million, also in connection with this acquisition.
SNS Bank aims for solvency standards as outlined in table above.

In 2007, pursuant to the Basel II regulations, so-called parallel reports were initiated in which SNS Bank's solvency under Basel II is calculated in anticipation of the definitive effective date of Basel II on 1 January 2008. This has the following consequences:

- Under the calculation methodology of Basel II, Pillar 1, SNS Bank's BIS ratio at year-end 2007, according to provisional calculations, amounts to 17.2%, as opposed to 11.5% under Basel I. This includes the risk types credit risk, market risk of trading portfolios and operational risk, and applies the IRB method for the credit risk for retail mortgages. The increase of the BIS ratio shows that the application of Basel II risk measurement results in a decrease of the risk-weighted assets. As a result, solvency ratios increase at a stable capital level.
- As of 1 January 2008, the solvency ratios of SNS Bank will rise due to Basel II. Due to the fact that the Basel II capital requirements are lower than the capital requirements under Basel I, the bank will be able to free up capital of approximately € 250 million in 2008, according to the current state of the conversation with the Dutch Central Bank. From 1 January 2008 the capital requirement is set at 90% of the risk-weighted assets under Basel I.

The second pillar of the new Basel II Capital Accord concerns the process by which banks and investment firms assess the adequacy of their internal capital (the so-called Internal Capital Adequacy Assessment Process or ICAAP) and the assessment of that process by the Supervisory Authority (the so-called Supervisory Review and Evaluation Process or SREP). The regulatory capital (ICAAP capital) determined by SNS Bank follows from the ICAAP. The ICAAP capital is the outcome of the internal capital calculation of SNS Bank for all risks that are relevant for SNS Bank based on the internal rating target, taking into account diversification effects. The SREP capital is determined by discussions between the Dutch Central Bank and SNS Bank and reflects the desired capital from a regulatory perspective. The SREP capital is the ICAAP capital rescaled to a confidence level of 99.90%, which can be increased by the supervisory authority with a prudential surcharge.

Framework for capital management

In assessing capital adequacy, SNS REAAL takes into account the economic risks of its underlying activities. These are assessed using economic capital and stress tests. The capitalisation is aimed at maintaining the single A credit rating. SNS REAAL's capital management comprises the following main activities: determining the required economic capital, performing stress tests on the capital adequacy and a qualitative capital adequacy assessment.

Required economic capital
SNS REAAL uses economic capital in as far as possible to gear the management of the company and the business units towards value creation. To this end, the economic capital must first be calculated as precisely as possible, without incorporating a margin of conservatism in the estimate of the components of the economic capital formulas and the economic capital calculations themselves. The (unadjusted) economic capital from this initial calculation provides a basis for value creation and performance management. The capital adequacy assessment adjusts this economic capital by taking into account uncertainties in the economic capital formulas by adding separate surcharges to the unadjusted economic capital.

A confidence interval of 99.96% is used in determining the economic capital, calibrated to the default probability of a company with a double A rating. In the calculation of economic capital, diversification effects, between both risk categories and product groups, are taken into account. These diversification effects occur because all risks do not manifest themselves simultaneously. In the calculation of the stand-alone economic capital of both SNS Bank and REAAL Verzekeringen, diversification between the banking and insurance operations is not taken into account; the capital adequacy of the economic capital of the banking and of the insurance operations is assessed separately.

Graph 70 compares the required economic capital with the required regulatory capital and the existing regulatory capital. SNS REAAL is constantly working to improve its internal economic capital models. These figures provide an indication of the risk profile and thus also of the economic capital of SNS REAAL.

70 Comparison Capital SNS REAAL



€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital

Graph 70 shows that SNS Bank needs to maintain less capital according to the internal models than according to the Basel I capital requirements. It is also clear that after the acquisition of AXA NL Combined, REAAL Verzekeringen is well capitalised according to internal models.

Stress tests

A stress test analysis is performed annually in order to assess how well SNS REAAL would endure stress scenarios. The stress test for SNS Bank, which was carried out again in 2007, showed that the losses under various stress scenarios covering all relevant risk categories, could be offset within the existing capital buffers. The total of the losses in the stress scenarios at SNS Bank amounted to approximately € 1 billion compared to the existing regulatory capital of € 3.5 billion.

In the stress test, a liquidity scenario, a recession scenario and a system stress scenario were tested. The liquidity risk was based on a scenario of rapid deterioration in access to the money and capital markets, and a lowering of SNS Bank's credit rating by two notches by the rating agencies. The recession and system stress scenarios also take into account an immediate abolition of mortgage interest tax relief. The most severe scenario, namely the system stress scenario combined with the immediate abolition of mortgage interest tax relief, comprised a fall in long-term interest rates to 3%, a 25% fall in share prices, a decrease in economic growth, a sharp increase of credit spreads and a severe fall in house prices. For the market risk, the losses are expressed in loss of market value during a one-year period. For the credit risk, a three-year horizon was chosen because the impact of negative scenarios for this risk type would be delayed. These losses were added up with losses associated with strategic and operational risks, not taking diversification effects into account.

Qualitative assessment capital management

In its capital management process, SNS REAAL prepares operational plans each year with a three-year horizon. A capital management plan is then prepared that covers the same period, in which the capital requirements and their fulfilment are set such that SNS REAAL can satisfy the internal and external standards. Instruments to lower the risk-weighted assets and to increase the available capital are used for capital management. SNS Bank's and REAAL Verzekeringen's capital is a combination of various types of capital, with the emphasis on shareholders' equity. Different bandwidths are applied for each entity for the other classes of capital. SNS REAAL capitalises its subsidiaries in accordance with the internal and external solvency standards. A possible capital surplus can thus be efficiently managed within the group as was demonstrated by the acquisition of AXA NL Combined in 2007.

Each month, SNS Bank prepares a twelve-month rolling forecast for its capital requirements. The monitoring process makes it possible to take additional measures if necessary, such as securitisation or raising subordinated loans. For more information about access to the money and capital markets, see the section on Funding and credit ratings. The qualitative assessment of the capital management comprises a comparison of the required economic capital and the existing capital including all permitted sources of capital, which consist of equity, subordinated loans and hybrid forms of capital. The calculation of the existing capital, takes account of al restrictions required by regulators and rating agencies with regard to the composition of the sources of capital.

SNS REAAL's senior management assesses the results of economic capital calculations, the requirements of regulators and rating agencies, the outcomes of stress tests and capital planning. Based on these assessments, management decides whether additional measures are needed. In terms of the abovementioned standards, SNS REAAL is adequately capitalised.

The assessment of the capital adequacy comprises the following:
- The economic capital is calculated and reported to the ALCO Group and the Management Board of SNS Bank on a quarterly basis.
- The capital requirements, derived from stress tests, are compared with the existing regulatory capital on an annual basis.
- The results of the stress tests are compared to the required economic capital on an annual basis.

Figure 71 shows the risk profile of the group based on a breakdown of the required economic capital (EKAP) per risk type.

Two particular features of the risk distribution in the total economic capital stand out from these charts. First the market risk share of SNS REAAL is relatively limited, and second, the natural hedge between the interest rate positions of SNS Bank and REAAL Verzekeringen decreased in 2007 as SNS Bank managed to reduce its interest rate risk to nearly zero.

The limited share of the market risk for SNS RAAL is related to the following factors:
- After the acquisition, AXA NL Combined's equity portfolio was reduced by € 250 million.
- The equity portfolios of REAAL Verzekeringen and AXA NL Combined were hedged against value decreases.
- AXA NL Combined's interest rate position is relatively small compared to the portfolio of REAAL Verzekeringen. This is also noticeable in the share of 'market risk interest rate' in the distribution of risks at REAAL Verzekeringen.
- SNS Bank's interest rate position was reduced further in 2007, which is also noticeable in SNS Bank's risk distribution.

Value creation

One of SNS Bank's financial objectives is economic value creation. To this end, the bank's activities should produce sufficient returns given the accompanying risks. Therefore, SNS Bank is increasingly assessing its activities on the basis

71 Economic capital composition per risk type SNS REAAL


5%
3%
26%
7%
23%
17%
19%

- Market risk
- Credit risk SNS REAAL (excluding SNS Property Finance)
- Credit risk SNS Property Finance
- Strategic risk
- Operational risk
- Insurance risk life
- Insurance risk non-life

72 Economic capital composition per risk type SNS Bank


5%
8%
25%
26%
36%

- Market risk
- Credit risk Retail Banking
- Credit risk Property Finance
- Strategic risk
- Operational risk

73 Distribution economic capital per risk type REAAL Verzekeringen


14%
11%
7%
10%
30%
15%
9%
4%

- Market risk (interest)
- Market risk (shares)
- Market risk (other)
- Credit risk
- Strategic risk
- Operational risk
- Insurance risk Life
- Insurance risk Non-Life

of economic results and economic capital, using the risk adjusted performance indicators Risk Adjusted Return on Economic Capital (RAROC) and Economic Value Added (EVA). The economic capital calculations allow the determination of how much risk a client, portfolio or product group entails. Given the capital structure of SNS Bank and the yield requirements of the providers of capital, SNS Bank can thus determine the required return. These calculations are used in SNS Bank's pricing policies, portfolio management and performance measurement.

Since REAAL Verzekeringen enters into many long-term contracts for its life products, being able to adequately estimate the value created by product sales in advance is crucial. To achieve this, REAAL Verzekeringen has taken a number of measures. The actuarial department Pricing first tests each new product for profitability, which is assessed in terms of value and in terms of impact on the income statement. Decisions on actually marketing the product, special deals or contracts with sales organisations are taken by the Pricing Advisory Committee, on which the responsible members of the board sit, partly based on the input and advice of this department.

The value realisation is checked afterwards with embedded value calculations. In this context, the Value of New Business calculated on a 'best estimate' basis is assessed as well as the value of the total life insurance portfolio (Value in Force). The outcomes of these reports are discussed by the REAAL Verzekeringen Management Board and any necessary actions are initiated by them accordingly.

In 2007, REAAL Verzekeringen developed a new method for evaluating business cases and product introductions in order to improve the assessments of new production. The first results are expected in the course of 2008.

Preparations for Solvency II

In July 2007, the European Commission published the draft directive for Solvency II regulations. The contents of this document are generally based on the various advisory documents drafted by CEIOPS (Committee of European Insurance and Occupational Pensions Supervisors) for the Solvency II regulations. This draft directive largely defines the outlines of the Solvency II supervisory framework. Solvency II will set out solvency requirements that are more closely matched to the actual risks facing insurers and will be fully integrated into the business operations of insurers. Another major aspect of Solvency II is that the valuation of investments and liabilities is based on market value. Solvency II is expected to be finally introduced in around 2012.

In 2007, further progress has been made in calibrating the solvency models by means of a sector-wide introduction of the third quantitative impact study QIS3, which took place between April and June. REAAL Verzekeringen participated in this third impact study and subscribes to the risk approach of Solvency II. REAAL Verzekeringen already uses the market value approach for asset and liability management.

In 2007, REAAL Verzekeringen performed an initial review to determine the possible scope of the actions needed to prepare for the introduction of Solvency II. The conclusion was that REAAL Verzekeringen already meets many of the elements of Solvency II, in particular since market value is already a strategic objective, an economic capital model is already being used and because the results of the Control Programme are being exploited. REAAL Verzekeringen will participate in the next quantitative impact study QIS4, which is planned for spring 2008.

Notes to the consolidated balance sheet

Assets

1 Goodwill and other intangible fixed assets

In € millions	Bank		Insurer		Total	
	2007	2006	2007	2006	2007	2006
Goodwill	233	197	240	4	473	201
Software	12	10	13	10	25	20
Capitalised acquisition costs originating from insurance operations	--	--	584	538	584	538
Value of Business Acquired (VOBA)	--	--	759	112	759	112
Other intangible fixed assets	40	7	159	5	199	12
Total	**285**	**214**	**1,755**	**669**	**2,040**	**883**

In € millions	Goodwill		Software		Capitalised acquisition costs		VOBA		Other intangible fixed assets		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Accumulated acquisition costs	473	201	61	50	975	768	796	123	205	12	2,510	1,154
Accumulated amortisation and impairment	--	--	(36)	(30)	(391)	(230)	(37)	(11)	(6)	--	(470)	(271)
Balance as at 31 December	**473**	**201**	**25**	**20**	**584**	**538**	**759**	**112**	**199**	**12**	**2,040**	**883**
Balance as at 1 January	201	--	20	20	538	421	112	118	12	--	883	559
Acquisitions	299	201	11	--	16	--	674	--	193	12	1,193	213
Investments	--	--	11	11	156	200	--	--	--	--	167	211
Divestments	--	--	--	(1)	--	--	--	--	--	--	--	(1)
Depreciation	--	--	(10)	(9)	(126)	(83)	(27)	(6)	(6)	--	(169)	(98)
Impairment	--	--	(7)	(1)	--	--	--	--	--	--	(7)	(1)
Other movements	(27)	--	--	--	--	--	--	--	--	--	(27)	--
Balance as at 31 December	**473**	**201**	**25**	**20**	**584**	**538**	**759**	**112**	**199**	**12**	**2,040**	**883**

The amortisation of software has been included in the income statement under the line depreciation and amortisation of tangible and intangible fixed assets.
Acquisition costs have been capitalised since 2004. The cumulative effect over the years before has not been accounted for, as this was not practically feasible.
The amortisation of capitalised internal acquisition costs has been included in the income statement in the item depreciation and amortisation of tangible and intangible fixed assets. The amortisation of capitalised external acquisition costs has been included in the income statement in the item acquisition costs for insurance operations.
The amortisation of VOBA is reported under the item technical expenses on insurance contracts in the income statement.
Clients relations and brand names are recognised in other intangible fixed assets. The amortisation of these intangible fixed assets is accounted for in the income statement under depreciation and amortisation of tangible and intangible fixed assets.
Any impairment of goodwill and other intangible fixed assets is accounted for in the income statement under value adjustments to financial instruments and other assets.

Purchase price adjustments SNS Property Finance

The calculations of the IFRS PPA adjustments for the pensions and associated companies of SNS Property Finance were finalised in 2007. As a result of these renewed calculations the value of the associated companies was increased by €40 million and the deferred tax liabilities were increased by € 14 million. Besides, the costs directly related to the acquisition decreased by € 1 million. These adjustments were all adjusted for in the item goodwill and classified as other movements (€ 27 million).

Recoverable amount of goodwill

Goodwill is not depreciated. Instead, an impairment test is performed annually or more frequently if there are indications of impairment. The book value of the cash flow generating unit (including goodwill) is compared to the calculated recoverable amount. The recoverable amount of a cash flow generating entity is determined by value-in-use calculations.

Goodwill is allocated to the cash flow generating entities that are identical to the business segments (insofar as significant):

In € millions	Banking operations	Property finance	Life	Non-life	Other	Total
Goodwill	63	170	157	80	3	473

Retail Banking, Life and Non-life

In the context of the acquisition of AXA NL Combined and Regio Bank in 2007, the management has made an approximate value-in-use calculation of the cash flow generating entities Retail Banking, Life and Non-life. This calculation is based on underlying operational plans, adequacy tests and realised cash flow developments as from the acquisition date. The management has not identified any indications of impairment.

Property Finance

The main principles of the value-in-use calculations of the cash flow generating entity Property Finance are:

	Property Finance
Income development, average for the period through 2010	7%
Long-term growth used for extrapolation of cash flow estimates	2%
Discount factor	10%

The management has based its income develoment forecasts on expected future market developments and past experience. The expected long-term growth is consistent with sector forecasts. The discount factor is before tax, and reflects the specific risks of the business segment Property Finance. These calculations gave no indication for any value adjustments.

2 Tangible fixed assets

In € millions	Bank		Insurer		Group activities		Elliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Land and buildings in own use	73	88	148	35	--	--	85	76	306	199
IT equipment	25	23	15	12	3	--	--	--	43	35
Other assets	41	52	35	34	--	--	--	--	76	86
Total	**139**	**163**	**198**	**81**	**3**	**--**	**85**	**76**	**425**	**320**

	Land and buildings		IT equipment		Other assets		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Accumulated acquisition costs	266	164	87	123	157	186	510	473
Accumulated revaluations	64	65	--	--	--	--	64	65
Accumulated depreciation and impairment	(24)	(30)	(44)	(88)	(81)	(100)	(149)	(218)
Balance as at 31 December	**306**	**199**	**43**	**35**	**76**	**86**	**425**	**320**

	Land and buildings		IT equipment		Other assets		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Balance as at 1 January	199	196	35	35	86	71	320	302
Revaluations	10	12	--	--	--	--	10	12
Acquisitions	115	--	4	--	4	1	123	1
Investments	10	--	23	21	13	33	46	54
Divestments	(2)	(6)	--	(1)	--	(3)	(2)	(10)
Depreciation	(3)	(3)	(17)	(17)	(17)	(16)	(37)	(36)
Value adjustments	--	--	--	(3)	--	--	--	(3)
Other movements	(23)	--	(2)	--	(10)	--	(35)	--
Balance as at 31 December	**306**	**199**	**43**	**35**	**76**	**86**	**425**	**320**

A number of investment properties owned by the insurer are used by other group companies and have been reclassified in the consolidated figures from investment property to land and buildings in own use for an amount of € 85 million (2006: € 76 million).

Rental income

Included in land and buildings are 5 properties that are partly rented out. The future rental income based on the operational lease contracts of these properties as of 31 December amounted to:

	2007	2006
Shorter than one year	5	2
From one to five years	19	6
Longer than five years	7	1
Total future minimum lease income based on irrevocable operational leases	**31**	**9**

Any impairment of tangible fixed assets is recognised in the income statement under value adjustments to financial instruments and other assets.

Valuation of land and buildings in own use

The land and buildings in own use are valued by an external surveyor once every three years based on a rotation schedule
The table below shows the balance sheet value of the assessed land and buildings per business unit and in totals. The final column shows the balance sheet value of the assessed land and buildings in relation to the total balance sheet value of the land and buildings in own use.

	Bank	Insurer	Group activities	Total	In percentages
2007	27	148	85	260	85%
2006	32	32	65	129	65%
2005	20	--	42	62	32%
2004	97	28	69	194	100%

3 Investments in associated companies

In € millions	Bank		Insurer		Group activities		Elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total book value	53	34	66	69	11	39	(3)	(3)	127	139
Total market value	53	34	56	62	11	39	(3)	(3)	117	132

The movement of the investments in associated companies can be specified as follows:

In € millions	2007	2006
Balance as at 1 January	139	126
Purchases and expansions	3	1
Disposals and divestments	(61)	(7)
Acquisitions	--	37
Reclassifications	--	(12)
Share in the result of associated companies	5	5
Direct changes in shareholders' equity	40	--
Revaluations	12	(3)
Other movements	(11)	(8)
Balance as at 31 December	**127**	**139**

Overview of the most significant investments in associated companies of SNS REAAL

	Country	Interest	Share in equity attributable to shareholders		Share in result		Assets		Liabilities		Income	
			2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Significant investments in associated companies:												
Ducatus N.V.	NL	30%	64	67	--	3	218	227	1	7	9	6
LaSer-Lafayette Services Nederland B.V.	NL	--	--	22	--	2	--	672	--	623	--	62
Parnassus Participatiefonds B.V.	NL	--	--	5	--	--	--	14	--	--	--	--
Masterfleet N.V.	NL	40%	6	6	--	--	133	124	118	111	61	56
ProCom Desarrollos Urbanos SA	ES	20%	6	2	3	--	574	415	557	405	46	(2)
Project 2 Holding N.V.	BE	17%	5	5	--	--	9	51	21	24	10	(2)
Tarpon Point Associates LLC	US	10%	4	2	2	--	111	167	101	141	56	--
Überseequartier Betelingungs GmbH	DE	33%	10	13	-	-	65	30	15	-	6	-
Other	Various	20-50%	32	17	(14)	--	835	364	571	277	143	47
Total			**127**	**139**	**(9)**	**5**	**1,945**	**2,064**	**1,384**	**1,588**	**331**	**167**

Loans and advances have been granted to the associated companies for a total amount of € 772 million (2006: € 965 million). The loans have been included under loans and advances to clients. Participations with an interest of less than 20% qualify as an associated company since SNS REAAL can exercise significant influence, but does not have control.

Overview of the most significant SNS REAAL joint ventures

	Country	Interest	Share in equity attributable to shareholders	Share in result	Current assets	Fixed assets	Current liabilities	Long-term liabilities	Income	Expenses
Joint ventures :										
Zom Riveroaks LP	US	50%	1	--	--	20	1	16	--	--
Astro Tower NV	BE	50%	3	--	--	62	1	61	7	8
Fortress/SNSPF Holding (formerly IMCA/BFP Holding BV)	NL	50%	(1)	--	--	1	--	--	(1)	--
VOF AM BPF	NL	50%	(1)	--	--	16	--	--	(1)	--
Other	Various	50%	6	--	18	292	28	211	1	1
Total			**8**	--	**18**	**391**	**30**	**288**	**6**	**9**

Loans and advances have been granted to the joint ventures for a total amount of € 518 million (2006: € 324 million). These loans were reported under the loans and advances to clients. At year-end 2007 the total liabilities for investments of the joint ventures amounted € 55 million (2006: € 35 million).

4 Investment property

In € millions	Bank		Insurer		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Land and buildings used by third parties	6	6	248	205	(85)	(76)	169	135

Property rented out by the insurer to other group companies is recognised as investment property by the insurer. At group level, this investment property is included in the tangible fixed assets under the item Land and buildings in own use and therefore eliminated from investment property (2007: € 85 million; 2006: € 76 million).

The movement of investment property can be specified as follows:	2007	2006
Balance as at 1 January	135	129
Investments	9	--
Divestments	(25)	(3)
Acquisitions	31	5
Revaluations	15	4
Other	4	--
Balance as at 31 December	**169**	**135**

5 Investments

In € millions	Fair value through profit or loss				Available for sale		Held to maturity		Loans and receivables		Total	
	Held for trading		Designated									
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Bank	1,035	400	512	--	2,509	1,638	--	--	--	--	4,056	2,038
Insurer	84	--	927	193	9,662	4,025	2,446	2,262	4,520	2,584	17,639	9,064
Group activities	--	--	--	--	238	198	--	--	--	--	238	198
Eliminations	(22)	(23)	--	--	(25)	--	--	--	(819)	(651)	(866)	(674)
Total	**1,097**	**377**	**1,439**	**193**	**12,384**	**5,861**	**2,446**	**2,262**	**3,701**	**1,933**	**21,067**	**10,626**

	Fair value through profit or loss		Available for sale	Held to maturity	Loans and receivables	Total
	Held for trading	Designated				
			2007			
Movements of investments						
Balance as at 1 January	**377**	**193**	**5,861**	**2,262**	**1,942**	**10,635**
Reclassifications	--	--	(12)	--	85	73
Reclassification to associated companies	--	--	--	--	--	--
Purchases and advances	--	1,418	3,238	175	178	5,009
Acquisitions	39	--	6,017	--	2,049	8,105
Disposals and redemptions	--	(145)	(2,474)	--	(356)	(2,975)
Revaluations	--	(22)	(292)	--	--	(314)
Value adjustments	--	--	(17)	--	--	(17)
Amortisation	--	--	(1)	--	35	34
Change in investments held for trading	681	--	--	--	--	681
Other	--	(5)	64	9	88	156
Balance as at 31 December	**1,097**	**1,439**	**12,384**	**2,446**	**3,718**	**21,084**
Movements in provisions for investments						
Balance as at 1 January	--	--	--	--	9	9
Acquisitions	--	--	--	--	6	6
Allocation	--	--	--	--	2	2
Balance as at 31 December	--	--	--	--	**17**	**17**
Total investments	**1,097**	**1,439**	**12,384**	**2,446**	**3,701**	**21,067**

	Fair value through profit or loss		Available for sale	Held to maturity	Loans and receivables	Total
	Held for trading	Designated				
			2006			
Movements of investments						
Balance as at 1 January	**151**	**175**	**5,587**	**2,052**	**2,007**	**9,972**
Reclassifications	--	--	(6)	--	19	13
Purchases and advances	--	55	4,835	200	101	5,191
Acquisitions	--	--	--	--	7	7
Disposals and redemptions	--	(39)	(4,568)	--	(282)	(4,889)
Revaluations	--	2	39	--	--	41
Value adjustments	--	--	--	--	--	--
Amortisation	--	--	(27)	10	96	79
Change in investments held for trading	226	--	--	--	--	226
Other	--	--	1	--	(6)	(5)
Balance as at 31 December	**377**	**193**	**5,861**	**2,262**	**1,942**	**10,635**
Movements in provisions for investments						
Balance as at 1 January	--	--	--	--	19	19
Acquisitions	--	--	--	--	--	--
Withdrawal	--	--	--	--	(10)	(10)
Balance as at 31 December	--	--	--	--	**9**	**9**
Total investments	**377**	**193**	**5,861**	**2,262**	**1,933**	**10,626**

	Bank 2007	Bank 2006	Insurer 2007	Insurer 2006	Eliminations 2007	Eliminations 2006	Total 2007	Total 2006
Fair value through profit or loss: held for trading								
Shares and similar investments:								
- Listed	18	46	--	--	--	--	18	46
- Unlisted	2	1	84	--	--	--	86	1
Bonds and fixed-income investments:								
- Listed	1,015	350	--	--	(22)	(23)	993	327
- Unlisted	--	3	--	--	--	--	--	3
Total	**1,035**	**400**	**84**	**--**	**(22)**	**(23)**	**1,097**	**377**

	Bank 2007	Bank 2006	Insurer 2007	Insurer 2006	Total 2007	Total 2006
Fair value through profit or loss: designated						
Shares and similar investments:						
- Listed	--	--	129	--	129	--
- Unlisted	--	--	--	53	--	53
Bonds and fixed-income investments:						
- Listed	512	--	491	19	1,003	19
- Unlisted	--	--	307	121	307	121
Total	**512**	**--**	**927**	**193**	**1,439**	**193**

	Bank 2007	Bank 2006	Insurer 2007	Insurer 2006	Group activities 2007	Group activities 2006	Eliminations 2007	Eliminations 2006	Total 2007	Total 2006
Available for sale										
Shares and similar investments										
- Listed	17	19	2,031	1,193	233	190	--	--	2,281	1,402
- Unlisted	7	--	250	123	5	8	--	--	262	131
Bonds and fixed-income investments:										
- Listed	2,485	1,619	7,216	2,686	--	--	(25)	--	9,676	4,305
- Unlisted	--	--	165	23	--	--	--	--	165	23
Total	**2,509**	**1,638**	**9,662**	**4,025**	**238**	**198**	**(25)**	**--**	**12,384**	**5,861**

The revaluation of the investments available for sale can be detailed as follows:

	Bank	Insurer	Group activities	Eliminations	Total	Total 2006
	2007					
Shares and similar investments:						
(Amortised) cost price	22	2,253	212	--	2,487	1,233
Unrealised gains	2	28	26	--	56	300
Bonds and fixed-income investments:						
(Amortised) cost price	2,555	7,577	--	(25)	10,107	4,399
Unrealised gains	(70)	(196)	--	--	(266)	(71)
Total	**2,509**	**9,662**	**238**	**(25)**	**12,384**	**5,861**

	Insurer		Eliminations		Total	
	2007	2006	2007	2006	2007	2006
Held to maturity						
Bonds and fixed-income investments:						
- Listed	2,446	2,262	--	--	2,446	2,262
Total	**2,446**	**2,262**	--	--	**2,446**	**2,262**
Loans and receivables						
Private loans linked to savings mortgages	2,592	2,254	(819)	(609)	1,773	1,645
Private loans	1,945	339	--	(42)	1,945	297
	4,537	**2,593**	**(819)**	**(651)**	**3,718**	**1,942**
Provision for bad debts	17	9	--	--	17	9
Total	**4,520**	**2,584**	**(819)**	**(651)**	**3,701**	**1,933**

6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders include separate deposits for the account and risk of policyholders, investments for unit-linked insurances and separate investments for large group pension contracts.

In € millions	2007	2006
Shares and similar investments:		
- Listed	4,316	1,611
- Unlisted	2,014	1,504
Bonds and fixed-income investments:		
- Listed	707	425
- Unlisted	198	415
Total	**7,235**	**3,955**

In € millions	2007	2006
Balance as at 1 January	3,955	3,426
Purchases and advances	1,025	965
Acquisitions	3,319	--
Disposals and redemptions	(1,048)	(600)
Reclassifications	--	(7)
Revaluations	8	174
Other movements	(24)	(3)
Balance as at 31 December	**7,235**	**3,955**

As of 2007, SNS REAAL presents participations in investment funds as shares and similar investments. The comparative figures have been restated.

7 Derivatives

Derivatives are financial instruments whose value depends on one or more underlying primary financial instruments. Derivatives contain rights and obligations whereby one or more of the financial risks to which the underlying primary financial instruments are subject, are exchanged between parties. The transactions do not lead to the transfer of the underlying primary financial instrument at the conclusion of the agreement, and neither does transfer have to take place when the agreement expires. Most derivatives are held to hedge against unwanted market risks. This is explained in paragraph 4 of the chapter Risk management. The derivatives are unlisted.

In € millions	Positive fair value		Negative fair value		Balance	
	2007	2006	2007	2006	2007	2006
Summary of derivatives						
Derivatives held for cash flow hedge accounting	(16)	72	--	4	(16)	68
Derivatives held for fair value hedge accounting	864	668	763	522	101	146
Derivatives held in the context of asset and liability management that do not qualify for hedge accounting	178	94	73	73	105	21
Derivatives held for trading	135	109	123	93	12	16
Total	**1,161**	**943**	**959**	**692**	**202**	**251**

	2007	2006
Movement in derivatives		
Balance as at 1 January	251	198
Purchases	10	(15)
Acquisitions	64	--
Disposals	(42)	136
Revaluations	163	137
Exchange rate differences	(157)	(188)
Other	(87)	(17)
Balance as at 31 December	**202**	**251**

8 Deferred tax assets and liabilities

In € millions	2007	2006
Composition		
- Deferred tax liabilities	(507)	(243)
- Deferred tax assets	283	66
Total liability	**(224)**	**(177)**

	1 January 2007	Change in group composition	Change through income statement	Change through shareholders' equity	Other movements	31 December 2007
Origin of deferred tax assets and tax liabilities						
Goodwill and other intangible fixed assets	(23)	(50)	4	--	--	(69)
Value of business acquired	(14)	(141)	2	--	--	(153)
Tangible fixed assets and investment property	(42)	(15)	(10)	2	--	(65)
Investments	(29)	(35)	23	90	3	52
Derivatives	(102)	(19)	(28)	18	--	(131)
Loans and advances to clients	8	30	87	1	--	126
Debt certificates	(4)	--	(9)	--	--	(13)
Technical provisions insurance operations	7	31	2	--	--	40
Provision for employee benefits	13	16	--	--	--	29
Tax-deductible losses	4	--	(1)	--	--	3
Other	5	(10)	(38)	--	--	(43)
Total liability	**(177)**	**(193)**	**32**	**111**	**3**	**(224)**

The deferred tax asset arising from tax-deductible losses can be specified as follows:

	2007	2006
Total tax-deductible losses	12	16
Deferred tax assets calculated on tax-deductible losses	3	4
Average tax rate	25.5%	25.5%

9 Loans and advances to clients

The breakdown in loans and advances to clients can be specified as follows:

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Mortgages	46,172	44,930	3,912	757	--	--	--	--	50,084	45,687
Property finance:										
- Project finance	4,574	3,204	--	--	--	--	--	--	4,574	3,204
- Investment finance	6,142	4,887	--	--	--	--	--	--	6,142	4,887
- Financial leases	872	734	--	--	--	--	--	--	872	734
Other	2,476	2,493	--	--	856	561	(1,959)	(866)	1,373	2,188
Total	**60,236**	**56,248**	**3,912**	**757**	**856**	**561**	**(1,959)**	**(866)**	**63,045**	**56,700**

The breakdown in loans and advances to clients can be specified as follows:

	Loans and advances		Provision		Net amount	
	2007	2006	2007	2006	2007	2006
Mortgages	50,147	45,747	(63)	(60)	50,084	45,687
Property finance:						
- Project finance	4,628	3,245	(54)	(41)	4,574	3,204
- Investment finance	6,148	4,893	(6)	(6)	6,142	4,887
- Financial leases	874	738	(2)	(4)	872	734
Other	1,464	2,292	(91)	(104)	1,373	2,188
Total	**63,261**	**56,915**	**(216)**	**(215)**	**63,045**	**56,700**

The Property finance segment includes all the activities of Bouwfonds Property Finance purchased in 2006. Property finance loans and advances of the Retail Bank were transferred to the property finance segment in 2007.
Of the loans secured by mortgages, € 18,050 million (2006: € 12,243 million) has been provided as collateral to third parties, mainly because of securitisations. These were transacted at regular market conditions.
Property finance concerns € 11,188 million (2006: € 8,554 million) of properties secured by mortgages.

SNS REAAL recognises financial lease assets in the balance sheet as advances, the amount of which is equal to the net investment in the lease. The financial lease activities can be specified as follows in gross and net advances to clients.

	2007	2006
Gross investment in financial leases		
Overview maturities		
- Shorter than one year	71	49
- From one to five years	241	211
- Longer than five years	684	611
	996	**871**
Unearned income from financial lease agreements	(124)	(137)
Net investment in financial leases	**872**	**734**
Overview maturities		
- Shorter than one year	39	20
- From one to five years	182	149
- Longer than five years	651	565
Net investment in financial leases	**872**	**734**

The financial lease income concerns property finance in the Netherlands.

The movements in loans and advances to clients can be specified as follows:

	Mortgages		Property finance		Other		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Balance as at 1 January	45,747	43,589	8,867	--	2,292	2,727	56,906	46,316
Acquisitions	5,035	--	--	8,474	113	--	5,148	8,474
Changes in the composition of group companies	(1,078)	--	1,357	--	(276)	--	3	--
Reclassifications	--	155	46	--	(173)	(155)	(127)	--
Advances	7,869	9,174	4,974	783	119	250	12,962	10,207
Redemptions	(6,866)	(6,773)	(3,399)	(299)	(493)	(157)	(10,758)	(7,229)
Change in fair value as a result of hedge accounting	(351)	(394)	--	--	--	--	(351)	(394)
Exchange rate differences	--	--	(137)	(43)	--	--	(137)	(43)
Change in mortgage loans at fair value through profit and loss	(231)	--	--	--	--	--	(231)	--
Movement in current accounts	--	--	--	--	(125)	(328)	(125)	(328)
Other movements	22	(4)	(58)	(39)	7	(45)	(29)	(88)
Balance as at 31 December	**50,147**	**45,747**	**11,650**	**8,867**	**1,464**	**2,292**	**63,261**	**56,915**

SNS REAAL has securitised a part of the mortgage loans. With these securitisation transactions the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred selling price. A positive result within the separate companies creates a positive value for the deferred selling price. In this way, SNS REAAL retains an economic interest in the companies, and has consolidated these companies in its consolidated financial statements in full. The remaining principal of the securitised portfolio amounts to € 18,010 million (2006: € 11,272 million). Further information on securitisation transactions is provided under debt certificates.
SNS REAAL has also structured synthetic securitisation in the form of credit guarantees, whereby the credit risk protection has been bought for a mortgage portfolio of € 502 million (2006: € 595 million).

The movements in the provision for bad debts for loans and advances to clients can be specified as follows:

	Mortgages		Property finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	2007	2006
Balance as at 1 January	55	5	46	5	87	17	215	173
Acquisitions	6	--	--	--	4	--	10	48
Withdrawal	(22)	--	(2)	--	(18)	--	(42)	(43)
Addition	40	--	27	--	11	--	78	95
Releases	(18)	(3)	(17)	(2)	--	(10)	(50)	(60)
Other changes	--	--	5	--	--	--	5	2
Balance as at 31 December	**61**	**2**	**59**	**3**	**84**	**7**	**216**	**215**

10 Loans and advances to credit institutions

These relate to loans and advances to banks, insofar as not in the form of interest-bearing securities, with a remaining maturity longer than three months.

11 Corporate income tax

This relates to advances and amounts due concerning corporate income tax. The income corporate tax item also includes dividends withholding tax, which is settled through the corporate income tax return.

12 Other assets

In € millions	2007	2006
Amounts due from direct insurance:		
- Policyholders	113	43
- Intermediaries	217	47
- Reinsurers	12	3
Other taxes	--	2
Other advances	152	216
Accrued assets		
- Accrued interest	353	308
- Other accrued assets	4	39
Total	**851**	**658**

13 Cash and cash equivalents

Cash and cash equivalents include demand deposits at the Dutch Central Bank, amounts held by REAAL Verzekeringen at other banks and advances from SNS Bank to credit institutions with a remaining maturity of less than three months.

The cash and cash equivalents break down as follows:

In € millions	2007	2006
Deposits at the Dutch Central Bank	2,710	458
Short-term bank balances	1,547	430
Cash	84	72
Total	**4,341**	**960**

14 Equity attributable to shareholders

In € millions	2007	2006
Equity attributable to shareholders	3,588	3,200

For further information on shareholders' equity, see the consolidated statement of changes in shareholders' equity.

15 Participation certificates and subordinated debt

In € millions	2007	2006
Participation certificates	298	298
Subordinated debt	1,734	1,366
Total	**2,032**	**1,664**

Participation certificates
This item includes participation certificates issued by SNS Bank to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by the Dutch Central Bank. Dividend in the form of a coupon rate is fixed for a period of 10 years and is equal to the CBS return on 9 to 10-year Government bonds with a surcharge (CBS: Statistics Netherlands).

	2007	2006
Subordinated debt		
Bonds	1,582	1,200
Private loans	117	126
	1,699	1,326
Final bonus account	35	40
Total	**1,734**	**1,366**

			Book value	Nominal value	Book value	Nominal value
			2007		2006	
Bonds						
SNS Bank	6.250%	1997-2009	135	136	135	136
SNS Bank	5.125%	1999-2011	121	125	117	122
SNS Bank	4.238%	1999-2019	5	5	5	5
SNS Bank	7.625%	Perpetual	80	81	80	81
SNS Bank	5.750%	Perpetual	193	200	197	200
SNS Bank	Variable	2003-2013	110	110	107	107
SNS REAAL	Variable	2005-2012	178	200	176	200
SNS Bank	Variable	2005-2015	100	100	100	100
SNS Bank	5.500%	2006-2016	41	41	44	45
SNS Bank	6.750%	2006-2016	114	119	119	120
SNS Bank	Variable	2006-2016	119	120	120	120
SNS REAAL	6.258%	2007-2049	347	350	--	--
SNS Bank	Variable	2007-2017	50	50	--	--
Total			**1,593**	**1,637**	**1,200**	**1,236**

			Book value	Nominal value	Book value	Nominal value
			2007		2006	
Transfer			1,593	1,637	1,200	1,236
Own position in bonds						
SNS Bank	6.250%	1997-2009	3	3	--	--
SNS Bank	Variable	2003-2013	8	8	--	--
Total			**1,582**	**1,626**	**1,200**	**1,236**

Bonds

The two perpetually subordinated bond loans mentioned above have a term that is open-ended in principle. However, both loans have an option for early redemption after 10 years, when the new interest rate will be set. At that time, the bonds can also be redeemed.

Private loans

The private loans have been granted by SNS Bank and form part of the regulatory capital used in determining the solvency position of the bank by the Dutch Central Bank.

Final bonus account

The final bonus account commitments were entered into by REAAL Verzekeringen and form part of the regulatory capital in assessing the solvency position of REAAL Verzekeringen by the Dutch Central Bank.
The final bonus account is largely of a long-term nature.

16 Debt certificates

In € millions	2007	2006
Medium Term Notes	18,981	19,664
Debt certificates issued under Hermes and Pearl securitisation programmes	13,707	11,595
Debt certificates classified at fair value through profit and loss	2,524	--
Total	**35,212**	**31,259**

Debt certificates issued under Hermes and Pearl securitisation programmes

Debt certificates refer to bonds and other debt certificates with a fixed or variable interest rate insofar as they are not subordinated.

SNS REAAL has securitised a part of the mortgage loans. With these securitisation transactions the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred selling price. A positive result within the separate companies creates a positive value for the deferred selling price. In this way, SNS REAAL retains an economic interest in the companies, and has consolidated these companies in its consolidated financial statements in full.

The securitisation transactions with effect from 2001 have what is called a 'call + step-up' structure. This means that after a specific call date, the company will have the right to redeem the bonds prematurely. Additionally, at this specific date, the coupon on the bonds will be subject to a rise in interest rate (step-up). Under normal market conditions, this will create an economic incentive to redeem the bonds early. An overview of the securitisation programme is provided below:

	Initial principal	Date of securitisation	Bonds 2007	Bonds 2006	First call-option date	Contractual date of expiry
As at 31 December 2007 the following portfolios were outstanding:						
Hermes I	437	Nov-1999	55	91	nvt	Jul-2009
Hermes II	665	Nov-2000	156	192	nvt	Apr-2012
Hermes III	915	Jun-2001	199	256	18-Jul-2009	Jun-2033
Hermes IV	813	Nov-2001	197	246	18-Jul-2009	Oct-2033
Hermes V	1,118	Nov-2002	328	436	18-Jan-2011	Oct-2034
Hermes VI	1,252	May-2003	416	548	18-Nov-2009	May-2035
Hermes VII	1,259	Sep-2003	727	916	18-Feb-2010	Feb-2039
Hermes VIII	1,269	May-2004	892	1,119	18-Nov-2013	May-2038
Hermes IX	1,529	May-2005	1,455	1,528	18-Feb-2014	Feb-2039
Hermes X	1,528	Sep-2005	1,528	1,528	18-Mar-2015	Sep-2039
Hermes XI	1,528	Feb-2006	1,528	1,528	18-Sep-2015	Sep-2040
Hermes XII	2,241	Oct-2006	1,991	2,217	18-Mar-2016	Dec-2038
Hermes XIII	2,800	Feb-2007	2,604	--	18-Aug-2012	Aug-2039
Hermes XIV	2,000	Sep-2007	1,973	--	18-Feb-2013	Nov-2039
PEARL I	1,014	Sep-2006	1,014	1,014	18-Sep-2026	Sep-2047
PEARL II	808	May-2007	808	--	18-Jun-2014	Jun-2046
Total	**21,176**		**15,871**	**11,619**		
Own position in issued bonds Hermes and Pearl			2,164	24		
			13,707	**11,595**		

SNS Bank has purchased subordinated bonds issued by various Pearl companies with a principal of € 22 million (2006: € 14 million), and also taken positions in bonds issued by various Hermes companies with a principal of € 2,142 million (2006: 10 million). Hermes XIV was not placed with third parties and qualifies as eligible assets at DNB. In transactions involving the securitisation of savings-linked mortgages, REAAL Verzekeringen has a (sub)participation equal to the accrued savings. At the end of 2007, this participation amounted to € 145 million (2006: € 121 million).

Debt certificates classified at fair value with value movements recognised in profit or loss

DBV has securitised part of its mortgages through so-called special purpose entities. These special purpose entities have been financed with an issue of fixed-interest long-term bonds. The bonds are matched with interest rate swaps as part of a documented interest rate risk management strategy.

SNS REAAL consolidates these special purpose entities. If the bonds in the special purpose entities had been valued at amortised cost price, an accounting mismatch would have resulted as the related derivatives are valued at fair value through profit or loss. By valuing the bonds at fair value, the change of the fair value of the bonds will be recognised in the income statement.

In miljoenen euro's	Initial principal	Date of securitisation	Bonds 2007	First call-option date	Contractual date of expiry
Holland Homes MBS 2000-1	350	Nov-2000	185	n/a	Sep-2030
Holland Homes MBS 2003-1	435	Dec-2003	308	n/a	Dec-2080
Holland Homes MBS 2005-1	757	Nov-2005	706	n/a	Dec-2083
Holland Homes MBS (Oranje) 2005-1	1,601	Apr-2006	1,325	n/a	Dec-2083
Total	**3,143**		**2,524**		

The contractual non-discounted amount that will have to be paid at the end of the maturity of the bonds mentioned above amounts to € 2,524 million.

In 2007, there are no significant profits or losses attributable to changes in the credit risk of the bonds designated as valuation at fair value.

17 Technical provisions insurance operations and reinsurance contracts

In € millions	Gross amount		Reinsurance	
	2007	2006	2007	2006
Provision for life insurance obligations (a)	16,234	8,826	187	187
Unamortised interest rate rebates (b)	(295)	(130)	--	--
Provision for profit sharing, bonuses and rebates (c)	58	7	--	--
Life, for insurance contracts own risk and account	**15,997**	**8,703**	**187**	**187**
Provision for life insurance obligations (d)	7,370	3,909	--	--
Life, for insurance contracts on behalf of policyholders	**7,370**	**3,909**	--	--
Provision for premium shortfalls and current risks (e)	5	3	1	1
Provision for unearned premiums (f)	158	83	5	2
Provision for claims payable (g)	1,147	545	269	138
Provision for claims incurred but not reported (h)	309	122	58	62
Non-life	**1,619**	**753**	**333**	**203**
Eliminations	(100)	(52)	(37)	(52)
Total REAAL Verzekeringen	**24,886**	**13,313**	**483**	**338**
Reclassification to provision for employee benefits	(28)	(30)	--	--
Total	**24,858**	**13,283**	**483**	**338**

The technical provisions are largely of a long-term nature.

	Gross amount		Reinsurance	
	2007	2006	2007	2006
a. Provision for life insurance obligations				
Gross amount				
Balance as at 1 January	8,826	8,615	187	196
Portfolio reclassification	--	16	(2)	--
Acquisitions	7,094	--	19	--
Benefits paid	(1,221)	(934)	(27)	(31)
Premiums received	1,287	925	13	14
Interest added	475	365	11	12
Technical result	(104)	(68)	(4)	(4)
Release of expense loading	(154)	(128)	--	--
Other movements	31	35	(10)	--
Balance as at 31 December	**16,234**	**8,826**	**187**	**187**

	Life own risk	
	2007	2006
b. Unamortised interest rate rebates		
Gross amount		
Balance as at 1 January	130	132
Acquisitions	107	--
Rebates given in the financial year	73	20
Amortisation	(15)	(22)
Balance as at 31 December	**295**	**130**

	Life own risk	
	2007	2006
c. Provision for profit sharing, bonuses and rebates		
Gross amount		
Balance as at 1 January	7	9
Acquisitions	49	--
Profit sharing, bonuses and discounts granted in the financial year	2	(2)
Balance as at 31 December	**58**	**7**

	2007	2006
d. Technical provisions for insurance on behalf of policyholders		
Balance as at 1 January	3,909	3,461
Acquisitions	3,315	--
Premiums received	707	636
Benefits paid	(367)	(214)
Interest added	--	25
Valuation changes	99	189
Technical result	(22)	(22)
Release of expense loading	(163)	(130)
Other movements	(108)	(36)
Balance as at 31 December	**7,370**	**3,909**

The technical provisions for insurance on behalf of policyholders are linked to investments for insurance contracts on behalf of policyholders.

	Gross amount		Reinsurance	
	2007	2006	2007	2006
e. Provision for premium shortfalls and current risks				
Balance as at 1 January	3	3	1	1
Additions during the year	2	--	1	--
Acquisitions	2	--	--	--
Other movements	(2)	--	(1)	--
Balance as at 31 December	**5**	**3**	**1**	**1**
f. Provision for unearned premiums				
Balance as at 1 January	83	85	2	2
Additions during the year	42	83	(1)	3
Added to the results	(83)	(86)	(2)	(3)
Acquisitions	108	--	6	--
Other movements	8	1	--	--
Balance as at 31 December	**158**	**83**	**5**	**2**

	Gross amount		Reinsurance	
	2007	2006	2007	2006
g. Provision for reported claims				
Balance as at 1 January	545	570	138	151
Portfolio reclassification	--	(16)	--	--
Acquisitions	527	--	94	--
Disposals	(6)	--	(5)	--
Reported claims, current period	260	268	29	20
Reported claims, prior periods	(25)	(22)	30	(4)
Claims paid, current period	(110)	(146)	(8)	(8)
Claims paid, prior periods	(75)	(101)	(11)	(17)
Added to the results	(44)	(15)	(13)	(6)
Interest added	8	10	4	4
Other movements	67	(3)	11	(2)
Balance as at 31 December	**1,147**	**545**	**269**	**138**
h. Provision for claims incurred but not reported				
Balance as at 1 January	122	83	62	15
Additions during the year	53	25	13	--
Added to the results	(31)	(38)	(1)	(6)
Acquisitions	284	--	43	--
Other movements	(119)	52	(59)	53
Balance as at 31 December	**309**	**122**	**58**	**62**

18 Provision for employee benefits

In € millions	2007	2006
Pension commitments	175	55
Other employee commitments	24	13
Total	**199**	**68**

Pension commitments

The pension rights of SNS REAAL employees have been transferred to the independent Stichting Pensioenfonds SRG. The pension scheme to which SNS REAAL employees are entitled can be designated as a defined contribution scheme. Under this plan, SNS REAAL pays a fixed agreed amount to the Stichting Pensioenfonds SRG. As there is no commitment either enforceable by law or otherwise to pay additional contributions, pension benefits and related investments have no longer been included in the balance sheet since 2005.

The new pension rights of former employees of Zürich and NHL has also been transferred to the Stichting Pensioenfonds SRG. The pension rights of these former employees built up in previous years have remained with SNS REAAL. A provision has been formed for this. The adjustment of the pension scheme of former NHL employees as per 1 January 2007 has resulted in a release of part of the provision (curtailment).

The pension benefits of the SNS Property Finance employees are a defined benefit scheme and are insured in an ABP multi-employer plan, whereby the pension scheme is accounted for as a defined contribution scheme.

The pension schemes to which the employees of AXA, DBV and Winterthur are entitled can be designated as defined pension schemes. This means that the pension benefits are largely financed by the employer.
The pension benefits of AXA employees have been transferred to the Stichting Pensioenfonds AXA Verzekeringen. The rights of participants who were inactive at the time of formation of the pension fund on 1 January 2001, were transferred by means of deferred pension schemes to a number of insurers and with AXA Leven N.V.
The pension schemes of DBV and Winterthur are administered in-house. As a result, the present value of the pension benefits is included in the balance sheet. The to this pension scheme related plan assets, not held in a separate fund, are included in the item Investments.

	2007	2006
Composition of pension obligations		
Present value of defined benefit obligations	404	84
Fair value of plan assets	253	37
Present value of net liabilities	**151**	**47**
Unrecognised actuarial gains or losses	24	8
Total	**175**	**55**
Movements of present value of pension benefits		
Balance as at 1 January	92	86
Acquisitions	354	11
Increase and interest addition	11	5
Adjustment pension scheme (curtailment)	(7)	(2)
Benefits paid	(7)	(4)
Other movements	(3)	(4)
Balance as at 31 December	**440**	**92**
Unrealised actuarial gains or losses	36	8
Present value as at 31 December	**404**	**84**
Movements in fair value of the plan assets		
Fair value as at 1 January	37	27
Acquisitions	225	7
Return	(6)	2
Premiums received	3	2
Benefits paid	(6)	(1)
Fair value as at 31 December	**253**	**37**
Unrealised actuarial gains or losses	(12)	--
Present value as at 31 December	**265**	**37**
The main actuarial parameters		
Discount rate	5.4%	4.5%
Expected salary increase	3.0%	2.3%
Expected return on plan assets	5.8%	4.8%
Other employee commitments		
Staff rebates	24	13
Total	**24**	**13**
Subdivision investments		
Shares and similar investments	22%	19%
Bonds and fixed income investments	78%	81%
	100%	100%

Expected yield

The expected yield is determined by taking the interest rate curve as a reference for the expected bond yield. For shares, a risk premium is added.

	2007	2006
Charged to income statement		
Pension costs attributed to service year	74	71
Participants' contribution to pension costs	(8)	(6)
Adjustment pension scheme (curtailment)	(7)	(2)
Allocation to other employee benefits	7	--
Interest pension benefits	11	4
Return on plan assets	(6)	(2)
Total	**71**	**65**

19 Other provisions

In € millions	Bank		Insurer		Group activities		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Reorganisation provision	7	13	7	3	1	1	15	17
Other provisions	10	11	18	1	--	--	28	12
Total	**17**	**24**	**25**	**4**	**1**	**1**	**43**	**29**

	Reorganisation provision		Other provisions		Total	
	2007	2006	2007	2006	2007	2006
Balance as at 1 January	17	20	12	24	29	44
Additions	1	15	2	4	3	19
Withdrawal	(1)	(13)	(1)	(1)	(2)	(14)
Acquisitions	6	--	18	2	24	2
Released to results	(5)	(5)	(3)	(17)	(8)	(22)
Other movements	(3)	--	--	--	(3)	--
Balance as at 31 December	**15**	**17**	**28**	**12**	**43**	**29**

The change in the reorganisation provision mainly relates to streamlining processes in connection with SNS Bank's SME-strategy. This organisational change commenced in 2006 and is progressing steadily. As a result of the acquisition of AXA NL, a reorganisation provision of € 6 million and other provisions of € 18 million have been added. The other provisions were made partly with a view to the risk that (legal) claims may not be settled. More details are provided under contingent liabilities and commitments. The other provisions are mainly of a long-term nature.

20 Savings

The savings item comprises balances of saving accounts, savings deposits and term deposits of retail clients. The interest payable on savings is included in the item other liabilities.

21 Other amounts due to clients

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Non-current debt	2,444	2,359	820	402	51	65	(1,418)	(665)	1,897	2,161
Available on demand	5,036	4,260	117	--	901	546	(1,121)	(888)	4,933	3,918
Mortgage deposits	366	400	103	--	--	--	(52)	--	417	400
Total	**7,846**	**7,019**	**1,040**	**402**	**952**	**611**	**(2,591)**	**(1,553)**	**7,247**	**6,479**

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Due on demand	428	220	763	663	858	246	(632)	(674)	1,417	455
Deposits and certificates	4,638	7,079	802	--	30	--	--	--	5,470	7,079
Total	**5,066**	**7,299**	**1,565**	**663**	**888**	**246**	**(632)**	**(674)**	**6,887**	**7,534**

23 Other liabilities

In € millions	2007	2006
Debts in relation to direct insurance	314	217
Debts to reinsurers	(2)	(8)
Other taxes	44	27
Other liabilities	1,028	487
Accrued liabilities:		
- Accrued interest	976	807
- Other accrued liabilities	--	70
Total	**2,360**	**1,600**

Off-balance sheet commitments

In € millions	2007	2006
Contingent liabilities		
Liabilities from pledges and guarantees given	7,004	419
Liabilities from irrevocable facilities	2,187	2,696

To meet customer requirements, SNS REAAL offers loan-related products such as pledges and guarantees. The underlying value of these products is not included as assets or liabilities in the balance sheet. The amounts stated above indicate the maximum potential credit risk SNS REAAL faces through these products, assuming that all counterparties are no longer able to meet their commitments and all existing securities will have no value.

The guarantees relate to guarantees that do and do not replace the credit amount. Most guarantees are expected to expire without any claim being made and therefore are not expected to give rise to any future cash flows. The irrevocable facilities consist mainly of credit facilities that are pledged to clients, but against which no claim has been made. These facilities are pledged for a set period and at a variable interest rate. Collateral has been obtained for the majority of the irrevocable credit facilities that have not been called.

On 4 March 2008, the Financial Services Ombudsman published his recommendation with regard to the dispute between private customers that had taken out unit-linked insurance policies and insurance companies associated with the Financial Services Complaints Board. SNS REAAL is currently studying this recommendation and its consequences, if any, for SNS REAAL. The amount of any payments to be made in connection with this dispute cannot be reliably estimated at this time.

On 1 January 2007, the Financial Supervision Act (Wft) came into force. A part of this relates to the Deposit Guarantee System, the successor to the Collective Guarantee scheme. At the same time the investors' compensation system has replaced the earlier Investors Compensation scheme. Under the deposit guarantee system, account holders are guaranteed the first € 20,000 of their deposits on a current or savings account. 90% of the next € 20,000 is guaranteed. The Investors' Compensation System provides for a maximum payout of € 20,000 per account holder. If a credit institution is unable to pay and insufficient funds remain to repay the guaranteed amounts (in full) to the account holders of the respective institution, the Dutch Central Bank will pay out to the stated maximum. This total amount is then repaid to the Dutch Central Bank by the banks, including those that are part of SNS REAAL, according to an apportionment scheme.

In 2008, SNS REAAL will take a 4.70% (2007: 3.19%) share in the Nederlandse Herverzekeringsmaatschappij voor Terrorismeschaden N.V. (Netherlands Reinsurance Terror Pool).

Earn-out scheme NHL

With the acquisition of NHL in 2005, it was contractually agreed that over a period of five years, the former owner is entitled to a significant portion of the positive and negative run-off results from the non-life portfolio as at 31 December 2004.

Rental commitments

The future rental commitments linked to operational lease contracts on 31 December were as follows:

In € millions	2007	2006
Shorter than one year	21	19
From one to five years	55	55
Longer than five years	9	8
Total future minimum lease payments based on irrevocable operational leases	**85**	**82**

Legal proceedings

SNS REAAL is involved in legal proceedings. Although it is impossible to predict the result of pending or threatening legal proceedings, on the basis of information currently available and after consulting legal advisors, the Group Executive Board believes that the outcome of these proceedings is unlikely to have material adverse effects on the financial position or operating results of SNS REAAL.

Without prejudice to the aforementioned, we point out the following:

SNS Bank has granted loans to a number of clients of an intermediary in the field of financial services. This intermediary advised its clients to invest part of the loan in, among other things, investment funds and securities lease products (neither from SNS REAAL). When the income turned out to be less than expected because of the deteriorating stock exchange climate, clients started legal actions against the intermediary in question and the financial service provider that had offered the securities lease products. Some clients are claiming compensation from SNS Bank. The majority of these claims have been settled. However, it is not certain whether it will be possible to settle the remaining claims, and it is possible that more claims could follow. SNS Bank has recognised a provision in connection with this risk.

Related parties

Identity of related parties

Parties are considered to be related if one party can exert control or significant influence over the other party in deciding financial or operational matters. As part of its ordinary operations, SNS REAAL maintains various sorts of ordinary business relations with related companies and parties, particularly in the areas of insurance, banking, and asset management. Other parties related with SNS REAAL are associated companies, non-consolidated associated companies, joint ventures, managers in key positions and close family members of these related parties.

Transactions with related parties are conducted at arm's length.

Related-party transactions

On 26 june 2007, SNS REAAL issued new shares. The issue costs were borne by SNS REAAL and Stichting Beheer SNS REAAL proportionate to the interest of these parties in the share issue. Besides, Stichting Beheer SNS REAAL is willing to allocate € 4 million to the SNS REAAL trust (2006: € 3 million). In the transactions with related parties, Best Practice provisions II.3.2, II.3.3, II.3.4, III.6.1, III.6.3 and III.6.4 were complied with.

Transactions between SNS Bank and REAAL Verzekeringen

In € millions	2007	2006
Subordinated loans	821	203
Loans and advances	3,348	2,494
Income and expenses	53	60

Transactions with managers in key positions of SNS REAAL

Managers in key positions with SNS REAAL comprise the members of the Executive Board of SNS REAAL and the directors of SNS Bank and REAAL Verzekeringen. Transactions with these managing directors constitute related-party transactions.

In € thousands	2007	2006
Remuneration of managers in key positions		
Fixed salary	4,233	4,070
Bonus:		
- short-term	1,918	1,936
- long-term	2,003	--
Pensions and other remuneration components	865	880
Total	**9,019**	**6,886**

In € thousands	Outstanding as at 31 December		Average interest rate		Redemptions	
	2007	2006	2007	2006	2007	2006
Loans to managers in key positions						
Mortgage loans	2,964	3,505	4.19%	4.06%	206	pm

Transactions with individual members of the Executive Board and the Supervisory Board of SNS REAAL are explained further in the Remuneration report in the annual report. This information is part of the audited financial statements.

Income

24 Net interest income banking operations

In € millions	2007	2006
Interest income, banking operations	3,356	2,314
Interest expense, banking operations	2,522	1,715
Net interest income, banking operations	**834**	**599**

Interest income, banking operations
The interest income from banking operations includes the proceeds derived from lending money and related transactions, as well as related commissions and other interest-related income. This also includes the results from derivatives insofar as these are entered into with the aim of limiting interest rate risk on hedged financial instruments.

	2007	2006
Interest income		
Mortgages	2,295	1,897
Property finance	578	41
Other loans and advances	218	183
Loans and advances to credit institutions	137	118
Investments	128	75
Total	**3,356**	**2,314**

The recognised interest income on partly provisioned loans amounts to € 4 million (2006: nil).

Interest expense, banking operations
The interest expense, banking operations includes costs incurred from borrowing and related transactions, as well as other interest-related charges.

	2007	2006
Interest expense		
Debt certificates	1,509	977
Participation certificates and subordinated debt	93	22
Savings	521	398
Other amounts due to clients	299	261
Amounts due to credit institutions	100	57
Total	**2,522**	**1,715**

25 Net premium income

The net premium income concerns insurance premiums less reinsurance premiums.

In € millions	Own account		On behalf of policyholders		Total	
	2007	2006	2007	2006	2007	2006
Regular life premiums						
Individual						
Without profit sharing	368	288	581	456	949	744
With profit sharing	138	116	--	6	138	122
	506	404	581	462	1,087	866
Group						
Without profit sharing	4	3	6	2	10	5
With profit sharing	40	31	16	14	56	45
	44	34	22	16	66	50
Total gross regular premiums	550	438	603	478	1,153	916
Single life premiums						
Individual						
Without profit sharing	687	458	92	123	779	581
With profit sharing	25	2	--	--	25	2
	712	460	92	123	804	583
Group						
Without profit sharing	5	4	2	12	7	16
With profit sharing	20	23	10	23	30	46
	25	27	12	35	37	62
Total gross single premiums	737	487	104	158	841	645
Gross premium income Life	1,287	925	707	636	1,994	1,561
Reinsurance premiums regular premiums	13	14	--	--	13	14
Reinsurance premiums single premiums	--	--	--	--	--	--
Total reinsurance premiums Life	13	14	--	--	13	14
Total net premium income Life	**1,274**	**911**	**707**	**636**	**1,981**	**1,547**

	Gross amount		Reinsurance		Total	
	2007	2006	2007	2006	2007	2006
Non-life insurance						
Fire	169	137	17	19	152	118
Accident and health	62	26	5	2	57	24
Motor vehicle	225	176	4	2	221	174
Transport	51	37	8	3	43	34
Other segments	83	72	14	9	69	63
Premium income Non-life	**590**	**448**	**48**	**35**	**542**	**413**
Total net premium income					**2,523**	**1,960**

26 Net commission and management fees

This item includes revenues and expenses from services provided, insofar as not interest-related.

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Commission and management fees										
Money transfer and payment charges	29	24	1	1	--	--	--	--	30	25
Securities activities	34	26	1	1	1	--	(1)	--	35	27
Insurance agency activities	35	33	25	33	--	--	(23)	(23)	37	43
Management fees	56	58	17	14	27	13	(19)	(21)	81	64
Other activities	9	12	25	24	(2)	--	(3)	(1)	29	35
	163	153	69	73	26	13	(46)	(45)	212	194
Commissions and management fees due	34	33	15	16	--	1	(20)	(10)	29	40
Total	**129**	**120**	**54**	**57**	**26**	**12**	**(26)**	**(35)**	**183**	**154**

27 Share in result of associated companies

This item includes the share in result of associated companies. In 2006, the share in the result of associated companies includes a release of € 8 million of a provision made for guarantees provided at the sale of associated companies.

28 Result on investments

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Fair value through profit or loss: held for trading	11	17	--	--	--	--	--	--	11	17
Fair value through profit or loss: designated	3	--	18	8	--	--	--	--	21	8
Available for sale	(1)	50	333	207	20	4	12	4	364	265
Held to maturity	--	--	100	92	--	--	3	3	103	95
Loans and receivables	(1)	--	342	230	51	37	(84)	(60)	308	207
Investment property	2	--	41	24	--	--	(8)	(4)	35	20
Total	**14**	**67**	**834**	**561**	**71**	**41**	**(77)**	**(57)**	**842**	**612**

	Fair value through profit or loss		Available for sale	Held to maturity	Loans and receivables	Investment property	Total
	Held for trading	Designated					
				2007			
Composition of result on investments							
Interest	--	10	178	103	311	--	602
Dividend	--	--	52	--	--	--	52
Rental income	--	--	--	--	--	19	19
	--	10	230	103	311	19	673
Realised revaluations	11	(3)	134	--	(3)	1	140
Unrealised revaluations	--	14	--	--	--	15	29
	11	11	134	--	(3)	16	169
Total	**11**	**21**	**364**	**103**	**308**	**35**	**842**
				2006			
Composition of result on investments							
Interest	--	6	102	95	206	--	409
Dividend	--	--	30	--	--	--	30
Rental income	--	--	--	--	--	11	11
	--	6	132	95	206	11	450
Realised revaluations	15	(6)	133	--	1	1	144
Unrealised revaluations	2	8	--	--	--	8	18
	17	2	133	--	1	9	162
Total	**17**	**8**	**265**	**95**	**207**	**20**	**612**

Rental income from investment property includes both rental income and directly allocated operating expenses. The operating expenses amounted to € 3 million (2006: € 3 million).

On balance, a negative exchange rate difference of € 5.2 million is included in the result on investments (2006: nil). The negative exchange rate difference consists of results from cash transactions, forward transactions, options, futures and results on the conversion of assets and liabilities denominated in foreign exchange.

29 Result on investment for insurance contracts on behalf of policyholders

In € millions	2007	2006
Interest	33	22
Dividend	51	44
	84	**66**
Revaluations	12	149
Total	**96**	**215**

30 Result on derivatives and other financial instruments

In € millions	Bank		Insurer		Group activities		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Result on derivatives held for cash flow hedge accounting:								
- Capital gains (losses) transferred from shareholders' equity	--	--	1	1	--	--	1	1
- Interest income transferred from shareholders' equity	--	--	(2)	--	--	--	(2)	--
							--	--
Fair value movement in derivatives held for fair value hedge accounting:							--	--
- Fair value movement in hedging instruments	260	223	48	23	--	--	308	246
- Fair value movement in hedged position attributable to hedged risk	(240)	(219)	(44)	(34)	--	--	(284)	(253)
							--	--
Fair value movement in the position of derivatives not classified for hedge accounting maintained for ALM	(11)	5	8	2	--	--	(3)	7
Fair value movement in derivatives held for trading	4	6	--	--	--	--	4	6
Fair value movement in other derivatives	--	--	5	(1)	--	--	5	(1)
							--	--
Share options	--	--	13	15	1	--	14	15
Total	**13**	**15**	**29**	**6**	**1**	--	**43**	**21**

31 Other operating income

This includes income from securities and currency results and associated companies, as well as gains that cannot be accounted for under other items.

Expenses

32 Technical expenses on insurance contracts

Technical expenses related to insurance contracts are classified as: benefits paid, surrenders, claims paid, claim handling costs and changes in technical provisions for insurance operations. These expenses also include profit sharing and rebates.

In € millions	2007	2006
Life insurance expenses:		
- Benefits paid and surrenders for own account	1,194	903
- Change in technical provisions for own risk gross	437	201
- Change in technical provisions for own account reinsurance	16	9
- Profit sharing and rebates	29	45
	1,676	1,158
Non-life insurance expenses:		
- Claims paid for own account	301	224
- Change in provision for reported claims	(16)	5
- Change in provision for claims incurred but not reported	10	(7)
- Other technical expenses	8	13
Total	**1,979**	**1,393**

The technical expenses on insurance contracts include an amount for depreciation of VOBA amounting to € 27 million (2006: € 6 million).

33 Technical expenses on insurance contracts on behalf of policyholders

Technical expenses relating to insurance contracts on behalf of policyholders include: benefits paid, surrenders and changes in technical provisions for insurance operations. This item also includes profit sharing and rebates for these policyholders.

In € millions	2007	2006
Life insurance expenses:		
- Benefits paid and surrenders for insurance contracts on behalf of policyholders	367	214
- Change in technical provisions for insurance contracts on behalf of policyholders	129	449
- Change in technical provisions for insurance contracts on behalf of policyholders reinsurance	--	--
- Profit sharing and rebates	--	--
Total	**496**	**663**

34 Acquisition costs for insurance operations

In € millions	Insurer		Eliminations		Total	
	2007	2006	2007	2006	2007	2006
Life insurance	178	134	(6)	(7)	172	127
Non-life insurance	157	105	--	(15)	157	90
Other	(2)	1	--	--	(2)	1
Total	**333**	**240**	**(6)**	**(22)**	**37**	**218**

Staff costs include amortisation of capitalised acquisition costs in the order of € 111 million (2006: € 73 million).

35 Value adjustments to financial instruments and other assets

This item includes value adjustments to investments, loans and advances to clients and value adjustments to fixed assets.

In € millions	Value adjustments		Reversals		Total	
	2007	2006	2007	2006	2007	2006
Investments	24	--	2	--	22	--
Loans and advances to clients	78	95	50	60	28	35
Intangible fixed assets	7	--	--	--	7	--
Associated companies	6	--	--	--	6	--
Tangible fixed assets	--	--	--	--	--	--
Total	**115**	**95**	**52**	**60**	**63**	**35**

36 Staff costs

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Salaries	179	160	113	87	44	41	--	--	336	288
Pension costs	35	35	27	20	9	10	--	--	71	65
Social security	20	18	14	11	5	4	--	--	39	33
Other staff costs	98	70	30	23	30	19	--	--	158	112
Total	**332**	**283**	**184**	**141**	**88**	**74**	**--**	**--**	**604**	**498**

The remuneration of the individual members of the Executive Board and the members of the Supervisory Board of SNS REAAL is further explained in the Remuneration report in the annual report. This information is part of the audited financial statements.

	2007	2006
Pension costs have been broken down into:		
- Pension costs of pension schemes based on defined benefits	8	--
- Pension costs of pension schemes based on defined contributions	63	65
Total	**71**	**65**

	2007	2006
The pension costs of employees can be specified as follows:		
Pension premiums	74	71
Employee contributions	(8)	(6)
Curtailment	(7)	(2)
Allocation to other employee benefits	7	--
Increase of present value	11	4
Expected return on investments	(6)	(2)
Total	**71**	**65**

Other staff costs consist largely of the costs of temporary staff, fleet, travel costs, staff rebates and training and education costs.

	2007	2006
Staff		
The average number of employees calculated on the basis of full-time equivalents:		
- SNS Bank	3,223	3,197
- REAAL Verzekeringen	2,327	1,791
- Group including SNS REAAL Invest and SNS Asset Management (from 1 July 2006)	695	621
Total	**6,245**	**5,609**

37 Other operating expenses

In € millions	Bank		Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Housing	57	27	22	5	(34)	6	--	--	45	38
IT systems	21	19	2	--	14	10	2	--	39	29
Marketing and public relations	33	31	17	14	1	--	--	--	51	45
External advisors	19	11	8	4	8	13	--	--	35	28
Other costs	73	85	39	52	(15)	(67)	(11)	--	86	70
Total	**203**	**173**	**88**	**75**	**(26)**	**(38)**	**(9)**	--	**256**	**210**

The costs in respect of lease and sublease commitments amount to € 37 million (2006: € 30 million).

38 Other interest expenses

These include interest charges attributable to the financial year relating to non-bank activities.

In € millions	Insurer		Group activities		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Bonds	60	--	38	17	--	--	98	17
Private loans	56	13	9	9	(30)	(15)	35	7
Interest on reinsurance deposits	17	14	--	--	--	--	17	14
Other interest expenses and costs of investments	11	7	29	17	(8)	(14)	32	10
Total	**144**	**34**	**76**	**43**	**(38)**	**(29)**	**182**	**48**

39 Taxes

In € millions	2007	2006
Corporate income tax due:		
- In financial year	144	39
- Prior year adjustments	(11)	(4)
Deferred tax:		
- Due to temporary differences	(32)	68
- Revaluation of deferred taxes due to change in the statutory corporate income tax rate	--	(15)
Total	**101**	**88**
Reconciliation between the statutory and effective tax rate:		
- Result before tax	569	459
- Statutory corporate income tax rate	25.5%	29.6%
Statutory corporate income tax amount	145	136
Effect of participation exemption	(33)	(29)
Revaluation of deferred taxes due to change in the statutory corporate income tax rate	--	(15)
Prior year adjustments (including release of tax provision)	(6)	(4)
Other tax facilities	(5)	--
Total	**101**	**88**
Effective tax rate	17.8%	19.2%

The statutory corporate income tax rate has been lowered from 29.6% to 25.5% for 2007. As a result, deferred corporate income tax has been recalculated year-end 2006. The effect of this is recognised under Revaluation deferred taxation due to change in the statutory tax rate.

40 Earnings per share

	2007	2006
Shares outstanding		
Shares outstanding as at 1 January	234,761,284	208,801,030
Shares issued in the financial year	26,711,324	261,472,608
Shares outstanding as at 31 December	261,472,608	234,761,284
Weighted average number of diluted shares		
Weighted average number of shares outstanding as at 31 December	248,155,233	224,564,046
Effect of shares provided for long-term bonus scheme Executive Board	14,210	--
Weighted average number of diluted shares outstanding as at 31 December	248,169,443	224,564,046
Result per share		
Net result per weighted average number of shares outstanding (€)	1.87	1.65
Net result per weighted average number of diluted shares outstanding (€)	1.87	1.65

Events after the balance sheet date

Intended acquisition Zwitserleven and intended sale of Swiss Life Belgium

On 19 November 2007, SNS REAAL announced that agreement was reached with Swiss Life Holding on the acquisition of Zwitserleven Nederland and Swiss Life Belgium for a maximum amount of € 1.535 million. The acquisition is subject to regulatory approval and the advice of the works councils concerned. The acquisition is expected to be finalised in the second quarter of 2008.

On 21 January 2008, SNS REAAL announced that it intended to sell Swiss Life Belgium to Delta Lloyd Group. SNS REAAL and Delta Lloyd Group have signed a letter of intend on the sale of the shares in Swiss Life Belgium to Delta Lloyd Group for € 135 million in cash. SNS REAAL decided to sell Swiss Life Belgium as the company focuses its strategy on the Netherlands. The sales price of € 135 million in cash is based on financial information as per 31 December 2006. The final sales price will be determined based on financial information as per 31 December 2007. The transaction includes the same guarantees and indemnifications as Swiss Life Holding provided to SNS REAAL.

The agreement between SNS REAAL and Delta Lloyd Group is subject to the finalisation of the acquisition of the Dutch and Belgian activities of Swiss Life Holding. Finalisation of this transaction and the transaction with Delta Lloyd Group are subject to approval by the relevant supervisory authorities and works councils, and is expected to take place in the second quarter of 2008.

Utrecht, 13 March 2008

Supervisory Board

J.L. Bouma
H.M. van de Kar
J.V.M. van Heeswijk
S.C.J.J. Kortman
R.J. van de Kraats
J.E. Lagerweij
H. Muller

Group Executive Board

S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

Company balance sheet

In € millions	2007	2006
Assets		
Tangible fixed assets	3	--
Subsidiaries 1	4,172	3,451
Receivables from subsidiaries 2	1,139	336
Investments 3	136	191
Derivatives 4	1	2
Deferred tax assets	12	7
Loans and advances to credit institutions	12	100
Corporate income tax	85	100
Other assets	66	26
Cash and cash equivalents 5	950	357
Total assets	**6,576**	**4,570**
Equity and liabilities		
Shareholders' equity: 6		
- Issued share capital	426	383
- Share premium reserve	675	376
- Revaluation reserve	50	49
- Cash flow hedge reserve	36	89
- Fair value reserve	(70)	202
- Profit-sharing reserve	12	25
- Statutory reserves	176	173
- Other reserves	1,912	1,584
- Profit for the year	371	319
	3,588	3,200
Subordinated debt 7	639	299
Capital base	4,227	3,499
Debt certificates 8	533	418
Provision for employee benefits	38	20
Other provisions	1	1
Derivatives 4	7	6
Deferred tax liabilities	--	--
Other amounts due to clients 9	811	325
Amounts due to credit institutions 10	889	246
Other liabilities	70	55
Total liabilities	**6,576**	**4,570**

Company income statement

In € millions	2007	2006
Results on subsidiaries after taxation	502	398
Other results after taxation	(37)	(27)
Net profit	**465**	**371**

The numbers next to the balance sheet items refer to notes starting on page 247.

Notes to the company balance sheet

General

Principles for the preparation of the company financial statements

SNS REAAL prepares the company financial statements in accordance with the statutory provisions of Book 2, Section 402 of the Dutch Civil Code. Based on this, in the income statement the result on associated companies after taxation is the only item shown separately. Use has been made of the option offered in Book 2, Section 362 (8) of the Dutch Civil Code to use the same principles for valuation and the determination of the result that are used in the consolidated financial statements for the company financial statements. Reference is made to the notes to the consolidated financial statements on page 131 to 153 for the accounting principles used.

For additional information on items not explained further in the notes to the company balance sheet, reference is made to the notes to the consolidated balance sheet.

The overview as meant in Sections 379 and 414, Book 2 of the Dutch Civil Code has been filed with the Trade Registry of the Chamber of Commerce of Utrecht.

The statutory reserves have been formed for the capitalised costs of research and development of software and capitalised internal acquisition costs.

Assets

1 Subsidiaries

In € millions	2007	2006
SNS Bank	2,209	2,097
REAAL Verzekeringen	1,909	1,304
Other	54	50
Total	**4,172**	**3,451**
Balance as at 1 January	3,451	2,662
Capital contribution	711	603
Revaluations	(323)	23
Revaluation releases	6	(91)
Result	502	398
Dividend received	(175)	(144)
Balance as at 31 December	**4,172**	**3,451**

2 Receivables from subsidiaries

In € millions	2007	2006
Receivables according to remaining maturity:		
- Demand deposits	100	252
- > 1 month – 3 months	--	--
- > 3 months - 1 year	89	--
- > 1 year - 5 years	150	4
- > 5 years	800	80
Total	**1,139**	**336**

In € millions	2007	2006
Investments available for sale	136	191
Movement in investments available for sale		
Balance as at 1 January	191	117
Purchases and advances	(59)	43
Revaluations	4	31
Balance as at 31 December	**136**	**191**

4 Derivatives

In € millions	Positive fair value		Negative fair value		Total	
	2007	2006	2007	2006	2007	2006
Derivatives held for fair value hedge accounting	1	2	7	6	(6)	(4)
Total	**1**	**2**	**7**	**6**	**(6)**	**(4)**

In € millions	2007	2006
Movement in derivatives		
Balance as at 1 January	(4)	18
Purchases	--	--
Revaluations	(2)	(22)
Exchange rate differences	1	(2)
Other	(1)	2
Balance as at 31 December	**(6)**	**(4)**

5 Cash and cash equivalents

Cash and cash equivalents include the demand deposits with SNS Bank with a maturity of less than three months.

6 Shareholders' equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedging reserve	Fair value reserve	Profit-sharing reserve	Statutory reserves	Other reserves	Retained earnings	Equity attributable to shareholders
Balance as at 1 January 2007	**383**	**376**	**49**	**89**	**202**	**25**	**173**	**1,584**	**319**	**3,200**
Transfer of 2006 net profit	--	--	--	--	--	--	--	371	(371)	--
Unrealised revaluations from cash flow hedges	--	--	--	(62)	--	--	--	(52)	52	(62)
Deferred interest result from cash flow hedges	--	--	--	9	--	--	--	--	--	9
Unrealised revaluations	--	--	7	--	(175)	--	--	--	--	(168)
Realised revaluations through shareholders' equity	--	--	(6)	--	--	--	--	6	--	--
Realised revaluations through income statement	--	--	--	--	(106)	--	--	--	--	(106)
Change in profit-sharing reserve	--	--	--	--	9	(13)	--	4	--	--
Other movements	--	--	--	--	--	--	3	(1)	--	2
Amounts charged directly to shareholders' equity	--	--	1	(53)	(272)	(13)	3	328	(319)	(325)
										--
Net profit 2007	--	--	--	--	--	--	--	--	465	465
Net profit	**--**	**--**	**--**	**--**	**--**	**--**	**--**	**--**	**465**	**465**
Share issue	34	316	--	--	--	--	--	--	--	350
Costs in connection with share issue	--	(8)	--	--	--	--	--	--	--	(8)
(Interim) dividend paid	9	(9)	--	--	--	--	--	--	(94)	(94)
Transactions with shareholders	43	299	--	--	--	--	--	--	(94)	248
Total changes in shareholders' equity 2007	43	299	1	(53)	(272)	(13)	3	328	52	388
Balance as at 31 December 2007	**426**	**675**	**50**	**36**	**(70)**	**12**	**176**	**1,912**	**371**	**3,588**

In € millions

	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedging reserve	Fair value reserve	Profit-sharing reserve	Statutory reserves	Other reserves	Retained earnings	Equity attributable to shareholders
Balance as at 1 January 2006	340	15	38	135	203	38	97	1,339	323	2,528
Transfer of 2005 net profit	--	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	--	77
Realised revaluations through shareholders' equity	--	--	1	--	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--		(1)	(90)	--	--	--	--	(91)
Change in profit-sharing reserve	--	--		--	14	(13)	--	(1)	--	--
Revaluation deferred taxation due to change in the statutory income tax rate	--	--	1	5	7	--	--	--	--	13
Other movements	--	--	--	--	--	--	76	(76)	--	--
Amounts charged directly to shareholders' equity	--	--	11	(46)	(1)	(13)	76	245	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	--	**371**	**371**
Share issue	40	376	--	--	--	--	--	--	--	416
Costs in connection with share issue	--	(12)	--	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	--	(52)	352
Total changes in shareholders' equity 2006	43	361	11	(46)	(1)	(13)	76	245	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**173**	**1,584**	**319**	**3,200**

The share premium reserve is recognised for tax purposes.

The statutory reserves have been formed for the capitalised costs of research and development of software and capitalised internal acquisition costs.
The revaluation reserve concerns tangible fixed assets held by associated companies.

Issued share capital
A total of 261,472,608 ordinary shares have been issued and fully paid up. The nominal value of one share is € 1.63.

	Number of shares		Amount (in € millions)	
	2007	2006	2007	2006
Authorised share capital	1,044,005,143	1,044,005,143	1,702	1,702
Share capital in portfolio	782,532,535	809,243,859	1,276	1,319
Issued share capital as at 31 December	**261,472,608**	**234,761,284**	**426**	**383**

Movements in issued share capital can be specified as follows:

	Number of shares		Amount (in € millions)	
	2007	2006	2007	2006
Issued capital as at 1 January	234,761,284	208,801,030	383	340
Share issue	21,212,121	24,496,210	34	40
From final dividend 2006	2,582,592	--	4	--
From interim dividend 2007	2,916,611	1,464,044	5	3
Issued share capital as at 31 December	**261,472,608**	**234,761,284**	**426**	**383**

7 Subordinated debt

This relates to debt that is subordinate to other commitments.

In € millions	2007	2006
Bond variable interest rate 2005/2012	200	200
Bond loan 6.258%, 2007-2049	347	--
Private loans	92	99
Total	**639**	**299**

The group companies hold subordinated bonds amounting to € 1 million (2006: € 23 million).

The balance of subordinated debt with a maturity of longer than five years amounts to € 639 million (2006: € 299 million).

The private loans have an average interest rate of 6.4% (2006: 6.3%).

8 Debt certificates

In € millions	2007	2006
EMTN loans	533	418
Total	**533**	**418**

The European Medium Term Notes (EMTN) have a remaining maturity of less than five years. The average interest rate was 4.9% (2006: 3.8%).

9 Other amounts due to clients

In € millions	2007	2006
Private loans	8	18
Available on demand	803	307
Total	**811**	**325**

The private loans have an average interest rate of 4.8% (2006: 4.6%).

In € millions	2007	2006
Private loans according to remaining maturity at year-end:		
- Demand deposits	--	1
- > 1 month =< 3 months	--	2
- > 3 months =< 1 year	--	7
- > 1 year =< 5 years	7	7
- > 5 years	1	1
Total	**8**	**18**

Amounts due to credit institutions relate to amounts owed to banks, insofar as these are not debt certificates, and which are callable within one year.

Guarantees

SNS REAAL has provided guarantees as referred to in Book 2, Section 403 of the Dutch Civil Code, for most of the subsidiaries of SNS Bank and SNS Reaal Invest. This guarantee is also provided by SNS REAAL for SNS Bank, SNS Asset Management N.V. and REAAL Invest. For the subsidiaries belonging to REAAL Verzekeringen, such guarantees have not been provided, with a few exceptions, including REAAL Schadeverzekeringen N.V.

SNS REAAL N.V., together with most of its subsidiaries, constitutes a single tax entity for corporate income tax and a single tax entity for VAT purposes. All companies within this single tax entity are jointly and severally liable for corporate income tax debts and VAT debts stemming from the relevant tax entities.

Utrecht, 13 March 2008

Supervisory Board

J.L. Bouma
H.M. van de Kar
J.V.M. van Heeswijk
S.C.J.J. Kortman
R.J. van de Kraats
J.E. Lagerweij
H. Muller

Group Executive Board

S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

An overview is provided below of the main group companies, categorised under bank, insurer and SNS Reaal Invest. The percentage holding is 100%, unless stated otherwise.

Banking operations

SNS Bank N.V.	Utrecht
Algemene Spaarbank voor Nederland ASN N.V.	The Hague
BLG Hypotheekbank N.V.	Geleen
SNS Securities N.V.	Amsterdam
SNS Assurantiën B.V.	Maastricht
SNS Assuradeuren B.V.	Maastricht
SNS Property Finance B.V.	Leusden
SNS Regio Bank N.V.	Utrecht
SNS Global Custody B.V.	Utrecht
FBS Bankiers N.V.	Amsterdam
FBS Bewaarder B.V.	Amsterdam
Stichting Bewaarbedrijf FSB Bankiers	Amsterdam
Stichting Administratiekantoor Bewaarbedrijven SNS	Utrecht
Pettelaar effectenbewaarbedrijf N.V.	Utrecht

Insurance operations

REAAL Verzekeringen N.V.	Utrecht
REAAL Levensverzekeringen N.V.	Alkmaar
REAAL Schadeverzekeringen N.V.	Zoetermeer
REAAL Reassurantie S.A.	Luxemburg
AXA Nederland B.V.	Utrecht
AXA Verzekeringen B.V.	Utrecht
AXA Leven N.V.	Utrecht
AXA Schade N.V.	Utrecht
Wintherthur Verzekeringen Holding B.V.	Amsterdam
Wintherthur Levensverzekering Maatschappij N.V.	Amsterdam
Wintherthur Schadeverzekering Maatschappij N.V.	Amsterdam
DBV Holding N.V.	Zeist
DBV Levensverzekeringsmaatschappij N.V.	Zeist
DBV Schadeverzekeringsmaatschappij N.V.	Zeist
DBV Finance B.V.	Zeist
Proteq Levensverzekeringen N.V.	Alkmaar
Proteq Schadeverzekeringen N.V.	Alkmaar
SNS Verzekeringen B.V.	Zoetermeer
RM B.V.	Utrecht
Happy Service Verzekeringen N.V.	Houten

Group activities

SNS REAAL Invest N.V.	Utrecht
Foresta Investeringsmaatschappij N.V.	's-Hertogenbosch
SNS Asset Management N.V.	Utrecht

Other capital interests

For information on the most significant other capital interests, we refer to the notes to the consolidated balance sheet to the section investments in associated companies.

The overview as meant in Sections 379 and 414, Book 2 of the Dutch Civil Code has been filed with the Trade Registry of the Chamber of Commerce of Utrecht.



Stronger together

In 2007 SNS REAAL took new steps in developing the business. The acquisition of AXA Netherlands, Winterthur and DBV has greatly strengthened our position in the Dutch insurance market. After all, we almost doubled our market share, reinforced our distribution capabilities and considerably increased our know-how. Stronger together.



Other Information

Provisions in the Articles of Association regarding profit appropriation

Profit 2007: € 465 million.

The profit appropriation will be determined in accordance with Article 32 of the Articles of Association of SNS REAAL N.V. This Article stipulates that the Executive Board may reserve as much of the profit as it deems necessary, subject to approval by the Supervisory Board. The remaining amount of the profit is at the disposal of the General Meeting of Shareholders. Distributions can only be made to the extent that shareholders' equity exceeds the amount of the issued capital, augmented by the statutory reserves.

The Executive Board will propose a dividend for the 2007 financial year to the Annual General Meeting of Shareholders on 16 April 2008 of € 0.82 per share. As an interim dividend of € 0.36 per share was paid on 13 September 2007, the proposed final dividend amounts to € 0.46 per share. This dividend will be paid fully in cash, charged to profit. The ex-dividend listing of the share will be on 18 April 2008, and the dividend will be made payable on 5 May 2008.

Auditor's report

To the Annual General Meeting of Shareholders of SNS REAAL N.V.

Report on the financial statements

We have audited the accompanying financial statements 2007 of SNS REAAL N.V. in Utrecht as included on pages 125 to 252 of this report. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2007, the profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2007, the company profit and loss account for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of SNS REAAL N.V. as at 31 December 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of SNS REAAL N.V. as at 31 December 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 13 March 2008
KPMG ACCOUNTANTS N.V.
S.J. Kroon RA





The key to success

SNS Property Finance showed impressive positive jaws. Our property finance specialist made a highly constructive contribution to the positive results of SNS REAAL. Financially, to be sure, but also by sharing expertise with SNS Bank. It is partly thanks to the reputation, knowledge and network of SNS Property Finance that SNS Bank will be able to accelerate its development into the leading SME-specialist for business mortgages.



Definitions and ratios

Advanced Measurement Approach (AMA)	Method in Basel II for calculating the operational risk. In this method, the bank may develop its own models, based on direct or indirect observations, to quantify the capital requirement for the operational risk.
ALM (asset and liability management)	The management of assets and liabilities with the aim of limiting the level and volatility of market risks, while generating the highest possible return within these limits.
ALM position	The interest rate position ensuing from differences in interest maturity between assets and liabilities.
Average pay pension plan	A pension plan whereby the pension is based on the average salary that the employee earned during his period of active service with the company.
Banking efficiency ratio	Ratio expressing the relationship between total operating costs and total income excluding value changes.
BIS ratio	The solvency ratio applying to banks in which designated capital components are expressed as a percentage of the risk-weighted assets. The minimum 8% requirement has been set by the Bank for International Settlements (BIS).
CAR ratio	The Capital Adequacy Reserve ratio (CAR ratio) is the quotient of the available risk-adjusted capital and the required risk-adjusted capital and is thus an indication of financial resilience. The adjustments are calculated in accordance with the rules of the rating agency in question.
Cash flow hedge	A hedging of the risk of fluctuations in future cash flows of an asset, a liability or an expected transaction, resulting from variations in prices or stock prices.
Claims ratio	The claims ratio is a reflection of the gross claims in relation to gross premium income. Non-life insurance acquired and covered by indemnity clauses are disregarded.
Combined ratio	The combined ratio for the non-life insurance operations indicates the percentage of the gross claims, commission and operating expenses compared to the net premium earned. Non-life insurance acquired and covered by indemnity clauses are disregarded.
Company profit sharing	Type of profit sharing whereby, based on a life insurance agreement, part of the profit generated by the insurer is paid to the policyholder in the form of a return of premium, premium decrease or increase of the insured capital.
Concentration risk	The risk that the capital, result or continuity are threatened by a one-sided composition of portfolios.
Contamination rate (of mortgages)	The number or mortgages transferred to the Special Credit department divided by the total number of outstanding mortgages.
Core capital	The Tier 1 capital, less the innovative Tier 1 instruments defined by the Dutch Central Bank.
Core capital ratio	This ratio expresses core capital as a percentage of total risk-weighted assets.
Corporate finance	Customised corporate finance services based on the issue of and trade in securities and brokerage in the capital finance market.
Co-insurance	Co-insurance takes place when a number of insurers bear a certain percentage or a part of an insurance contract and all risks related to it.
Credit risk	The risk of a counterparty not complying with its financial or other contractual obligation, negatively impacting the shareholders' equity and the result.
Credit spread	The interest premium above the risk-free interest that companies must pay on their bonds.
Credit Support Annex (CSA)	A standard agreement between parties trading in over-the-counter derivatives in which the obligation has been laid down that both parties shall maintain the underlying value of the derivatives in liquid instruments as surety to cover the credit risk.

Customer Due Diligence (CDD)	Policy aimed at gaining insight into the relevant aspects of customers in order to secure the integrity of the financial system.
Defined contribution plan	A defined contribution plan is a plan whereby an employer makes an agreed premium available to the employee in order to insure his pension rights. In this plan, the employer does not guarantee the amount of the pension benefits to be insured.
Derivatives	A financial instrument of which the value is derived from one or more underlying values.
Double leverage	This solvency ratio represents the relationship between the book value of holdings in subsidiaries and SNS REAAL's shareholders' equity.
Duration	Duration is the weighted average duration of cash flows, whereby the weight of each cash flow is determined by the relative importance of that cash flow.
Duty of due care	A company's duty of due care comprises that in the course of its service provision, the company must observe due care and take the client's interests at heart to the best of its ability.
Earnings-at-Risk (EaR)	Earnings-at-Risk is an indicator that simulates the effect of changes to interest rates and share prices on future results.
Economic capital	The economic capital requirement established in accordance with in-house models as the capital necessary to cover the risks of all activities within a period of one year.
Effective interest method	A method to calculate the amortised cost price, interest, costs and income based on the effective interest rate of a financial asset or liability.
Embedded value	Method for determining the value of an insurance business on the basis of the present value of future profits plus the capital to be maintained and available capital, less the costs of capital.
Equity and investment property risk	The risk that the value of an equity or a property investment or a portfolio of equities or property investments will decrease in the future.
Exchange rate risk	The risk that the company's shareholders' equity, result or continuity is threatened due to movements in the level or the volatility of exchange rates.
Fair value	The amount for which an asset might be traded or for which an obligation could be settled between well-informed and willing independent parties.
Fair value hedge	Hedging the risk of fluctuations in the fair value of an asset or liability.
Final pay pension plan	The final pay pension plan is a pension plan based on the last earned salary. Future benefits are guaranteed. Every salary raise is retroactively included in the calculation of the pension benefit.
Financial lease	A lease agreement which transfers virtually all the risks and benefits of the ownership of an asset to the user (lessee).
Financial instrument	An agreement which results in a financial asset for a company and a financial obligation or shareholders' equity instrument for another company.
Fraud risk	Risk of intentional deceit, misappropriation of ownership or non-compliance with the law.
Greenshoe option	A block of shares that is not immediately offered to interested investors, but is reserved for if and when demand for shares outstrips supply at a public offering. The banks arranging the flotation maintain these shares in order to be able to manage the share price when demand is high.
Innovative Tier 1 instruments	Assets other than paid-up share capital and reserves, that may be taken into account for determining the Tier 1 capital (core capital).
Institutional brokerage	Brokerage for securities transactions for institutional clients.

Insurance technical risk	The risk that the company's shareholders' equity, result or continuity are threatened by deviations in timing and size of the cash flows arising from assumed mortality, disability claims, insurance behaviour, or as a result of the impact of catastrophes on mortality, disability, non-life claims and insurance behaviour of the policyholders.
Interest rate mismatch	The difference in interest maturity between funds lent and funds borrowed.
Interest rate rebate	The interest rate rebate is a lump sum premium discount (including a single premium) related to the expected surplus interest (future surplus interest settled in the premium).
Interest rate risk	The risk that the company's shareholders' equity, result or continuity is threatened due to movements in the level or the volatility of the interest rates.
Internal Rating Based Approach (IRB Approach)	Method in Basel II for calculating the credit risk. With this method, the bank may develop its own models, based on direct and indirect observations, for estimating parameters for the calculation of the risk-weighted assets.
Investment loan (SNS Property Finance)	Activities by SNS Property Finance aimed at long-term financing of residential housing, shops, shopping centres, offices and industrial premises.
Investment risk	The risk that the value of an investment or investment portfolio will decrease in the future.
Irrevocable credit facility	A credit facility granted to a client that cannot be cancelled unconditionally.
Lapse and early surrender	The cancellation or lowering of insurance at the request of the policyholder. This cancellation or lowering does not ensue directly from the policy conditions.
Liability Adequacy test	The liability adequacy test is a test of the book value of the insurance commitments, establishing whether it is adequate to be able to meet the commitments vis-à-vis the policyholders with a large degree of certainty.
Life and disability risk	The insurance risk for life and disability insurances of a financial loss due to the size of the cash flows in relation to payments in case of situations as included in the life insurance or disability contracts, being greater or not corresponding to expectations.
Life-cycle scheme	The life-cycle scheme is a statutory regulation under which employees can save in order to pay for a future period of unpaid leave.
Liquidity risk	The risk that the company has insufficient liquid resources in the short term to comply with its financial obligations.
Loan to Foreclosure Value (LtFV)	A risk indicator expressing the relationship between the mortgage and the foreclosure value of the collateral.
Longevity risk	The risk whereby a decrease of the probability of mortality is lower than the probability of mortality according to the rate, and leads to a deterioration of the result.
Loss given default (LGD)	Parameter used in the calculation of economic capital or the required capital under Basel II which reflects the risk of (maximum) loss due to partial or full non-performance of obligations by borrowers, taking into account any collateral.
Macro hedge	A hedge of a specific risk for a portfolio of assets or liabilities.
Market risk	The risk that the company's shareholders' equity, result or continuity is threatened by movements in the level and/or volatility of market prices.
Micro hedge	A hedge of a specific risk for a specific asset or liability.
Modified duration	Measure of interest rate sensitivity, i.e. the relationship between the movement of an interest rate change and the resulting movement in the present value of the cash flows.

Mortality risk	The risk that the company's shareholders' equity, result or continuity is threatened as a result of deviations in the timing and size of cash flows resulting from assumed mortality.
New annual premium equivalent (NAPE)	The NAPE concerns the sum of the new annual premium and the single premium in terms of annual premium for new production.
Non-life risk	The risk of financial loss as the size of the future cash outflows in relation to reported damage does not match expectations. Non-life insurance acquired and covered by indemnity clauses are disregarded.
Notional amount	The notional amount shows the unit of account that, related to derivatives, indicates the ratio to the underlying values of the primary financial instruments.
Operating cost/premium ratio	Efficiency ratio of REAAL Verzekeringen reflecting the relationship between the corrected operating costs and the corrected premium income received.
Operational risk	The risk that the company's shareholders' equity, result or continuity is threatened by inadequate of failed internal processes, or external events.
Private loan	Private loans are funds provided or withdrawn on a debt certificate with a predetermined repayment scheme, not using the public market.
Probability of default (PD)	A parameter used in the calculation of the economic capital or required capital under Basel II, that reflects the risk that borrowers, or parties where investments have been made in debt instruments, fail to fully or partially perform their obligations.
Project finance (SNS Property Finance)	Activities by SNS Property Finance comprising short-term loans for the construction of offices, shopping centres, shops, industrial premises, residential housing and mixed projects. These also include trade and bridging loans and loans for land purchase.
Property lease	Activity of SNS Property Finance consisting of sale-and-leaseback transactions of commercial property.
Qualifying capital	The sources of funding which, based on the regulations of the regulator, are taken into account in the calculation of the Tier 1, Tier 2 and Tier 3 capital.
Rating	Quality mark which credit rating agencies award to entities or bonds. Ratings are expressed in a combination of letters and numbers; a triple A (AAA) rating is the highest. The higher the rating, the lower the credit risk for the investor.
Regulatory capital	Capital that must be maintained pursuant to the solvency supervision of SNS Bank and REAAL Verzekeringen by the Dutch Central Bank.
Reinsurance contract	An insurance contract issued by one insurer (the reinsurer) to compensate another insurer (the assignor) in connection with losses on one or several contracts issued by the assignor.
Return on shareholders' equity (ROE)	ROE is the relationship between net profit and average shareholders' equity. ROE indicates the return on invested shareholders' equity.
Risk-weighted assets	Assets weighted for credit risk, based on the weighting ratio used in the regular reports to the Dutch Central Bank.
Securitisation	Securitisation is a transaction or scheme in which the beneficial title to existing assets, e.g. mortgages, is transferred to a separate entity, which then issues tradable property titles which entitle the holder to the cash flows generated by those assets and are secured by those assets.
Share in surplus interest	Type of profit sharing whereby, based on an insurance agreement, part of the surplus interest generated by the insurer is paid to the policyholder in the form of a return of premium, premium decrease or increase of the insured capital.
Share premium reserve	The capital paid up in addition to the nominal value of the issued shares.

Short-life risk	The risk whereby an increase of the probability of mortality exceeds the probability of mortality according to the rate, and leads to a deterioration of the result.
Single premium products	Single premium products are life insurance policies whereby the premium only takes the form of a single payment.
Solvency	Solvency is the degree to which a company is able to meet its financial obligations, expressed in a ratio (solvency ratio).
Solvency ratio	The solvency ratio shows the ratio between the actual solvency margin and the statutory standard. In other words: the existing solvency margin divided by the required solvency margin (%).
Standardised Approach	Method under Basel II for the calculation of the operational risk and the bank's credit risk. This method takes a standardised approach whereby the size of the risk weighting of an item is prescribed by the regulator.
Stress test	A stress test analyses the financial resilience of a financial institution in case of realistic but major changes in parameters that are crucial for the company, including macro-economic changes, crises in the financial markets, legal and regulatory changes and changes in liquidity in money and capital markets.
Structured loan	Financial solution tailor-made to the specific borrowing requirement of clients. The solutions are not limited to standard loan agreements. Complex financial transactions are also utilised.
Supplementary capital	See Tier 2 capital
Tier 1 capital	Also referred to as core capital. This capital consists of the fully paid-up share capital, all reserves excluding revaluation reserves, retained earnings, any third party interest and the innovative tier 1 instruments as defined by the Dutch Central Bank. Intangible fixed assets, excluding software purchased and developed under the company's own resources and for own use, and purchased loan servicing rights are deducted from the tier 1 capital.
Tier 1 ratio	Solvency ratio expressing the tier 1 capital as a percentage of total risk-weighted assets.
Tier 2 capital	Also referred to as supplementary capital. This capital comprises the revaluation reserves; under certain conditions the paid-up portion of the long-term subordinated loans and cumulative preference shares, to the extent that they are part of the paid-up capital.
Tier 3 capital	Also referred to as other capital. This capital consists of the value of the paid-up portion of the short-term subordinated loans. Certain conditions must be met regarding original duration, early redemption and size.
Underwriting agent	An agent who is authorised to conclude agreements for the company's risk, and, within certain limitations, carries out the acceptance and loss procedure on behalf of the company, either under its own brand or otherwise.
Value-at-Risk (VaR)	Statistical yardstick which makes a prediction based on many scenarios about possible losses in a portfolio. A VaR of 100 with a confidence level of 99% means that there is a 1% probability of losses exceeding 100.
Value in force (ViF)	The present value of future distributable results of the life insurance operations.
Value New Business (VNB)	The value of new life insurance products at the time of conclusion, extension or policy amendment.
Yield curve	The line connecting all interest rate levels with varying durations.

Colophon

Concept and design
VBAT, Amsterdam

Photography
Bart Oomes, Witman Kleipool, Amsterdam
Hans van Ommeren Fotografie, Woerden

Typesetting
Melis Graphic Services bv, Helmond

Lithography
De Schutter'Neroc, Capelle a/d IJssel

Printing
vanGrinsven drukkers Venlo bv

Publication
SNS REAAL
Croeselaan 1
P.O. Box 8444
3503 RK Utrecht
The Netherlands

Registrated at the Trade Register of the Utrecht Chamber of Commerce under no. 16062627

Paper
This annual report has been printed on chlorine-free and FSC-certified paper.

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. CU-COC-804541

SNS REAAL

Press release

PERSBERICHT

SNS REAAL closes acquisition Zwitserleven and Swiss Life Belgium

The Netherlands, Utrecht, 29 April 2008

SNS REAAL has closed the acquisition of Zwitserleven, including Zwitserleven Asset Management (previously: Swiss Life Asset Management (Nederland)), and Swiss Life Belgium. The relevant Dutch and Belgian regulatory authorities and works councils have approved this transaction.

The total transaction consideration is Euro 1,530 million and consists of (i) Euro 1,345 million, (ii) Euro 60 million reflecting the movement in 2007 of net asset value, (iii) Euro 100 million relating to a tax benefit on fiscal goodwill created and (iv) Euro 25 million of accrued interest over 2008 up to and including the day of acquisition.
The acquisition is financed by (i) the issue of 6 shares B of in total Euro 600 million (par value and share premium) and (ii) Euro 930 million of debt instruments and internal resources. On 28 April 2008, SNS REAAL amended its Articles of Association and issued the six shares B to Stichting Beheer SNS REAAL.

Zwitserleven and Swiss Life Belgium will be consolidated as of 29 April 2008. The transaction is expected to be EPS accretive in the first twelve months following completion of the acquisition. On 21 January 2008, SNS REAAL announced that it would sell the shares of Swiss Life Belgium to Delta Lloyd Group. SNS REAAL anticipates completing this transaction before the summer.

The acquisition of Zwitserleven has made SNS REAAL the second-largest life insurer in the Netherlands, with a market share of almost 16%. Zwitserleven will continue to exist as a standalone business and brand. In line with SNS REAAL's multi-brand strategy, Zwitserleven will be positioned as the pension label of SNS REAAL. The current pension activities of REAAL Verzekeringen, including AXA NL and Winterthur, will be integrated into Zwitserleven. Pre-tax restructuring costs are expected to amount to Euro 30 million and will be equally phased over the reverse integration period, that runs until 2012. The reverse integration process will generate annual cost savings that will grow to approximately Euro 35 million in 2012. A combined reduction of 300 FTE is expected, entirely through natural attrition.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society.
With a balance sheet total of Euro 103 billion (as of end of 2007), SNS REAAL is one of the major financial banc-assurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

issued capital details



Below are the details of the selected notification. The **Total issued capital** can be used to calculate your major holding. This total is de position after the notified changes of the issued capital and the voting rights attached to that capital have been processed.

If the change of the issued capital is disclosed per quarter the totals of the first two months of that quarter are displayed individually. Quarterly notifications are not relevant in calculating major holdings. When the duty to disclose arises because the capital has changed by 1% or more compared to the previous disclosure, you can find the details of the notification under "Changes capital /voting rights"

Date of disclosure:	**28 apr 08**
Issuing institution:	**SNS REAAL N.V.**
Registration Chamber of Commerce:	
Place:	**Utrecht**

next

Total issued capital

Total issued capital	Total voting rights
426200360,82 EUR	261472614,00

Previous notification

Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	261472608	1	0

New notification

Type of share	Par value	Number issued	Number of votes per share	Number certified
Ordinary share	1,63	261472608	1	0
Share B	1,63	6	1	0

Date of most recent update: 08 mei 08

AFM

AFM

ISSUE OF SHARES B

in the capital of

SNS REAAL N.V.

deed of April 28, 2008

Amsterdam

Brussel

Londen

Luxemburg

New York

Rotterdam

NautaDutilh N.V.
PB/WB/rp

DEED OF ISSUE OF SHARES B IN THE CAPITAL OF SNS REAAL N.V.

On this day, the twenty-eighth day of April two thousand and eight, appeared before — me, Wijnand Hendrik Bossenbroek, civil law notary in Amsterdam: ————

1. Pieter Jacob van Drooge, employed at my office at 1077 XV Amsterdam, —— Strawinskylaan 1999, born in Enschede on the thirteenth day of June nineteen — hundred and eighty-one, ————
   acting for the purposes of this deed as the holder of a written power of attorney from **SNS REAAL N.V.**, a limited liability company (*naamloze* —— *vennootschap)*, having its corporate seat in Utrecht (address: 3521 BJ Utrecht, Croeselaan 1, trade register number: 16062627) ("**SNS REAAL**"); and ——
2. Julian Isabel Blüm, employed at my office at 1077 XV Amsterdam, ——— Strawinskylaan 1999, born in Amsterdam on the fifth day of February nineteen — hundred and eighty-one, ————
   acting for the purposes of this deed as the holder of a written power of attorney from **Stichting Beheer SNS REAAL**, a foundation (*stichting*), having its —— corporate seat in Utrecht (address: 3811 NA Amersfoort, Utrechtseweg 1, trade register number: 41091124) (the "**Foundation**"). ————

SNS REAAL and the Foundation will hereinafter collectively be referred to as the — "**Parties**" and each individually as a "**Party**". ————

The persons appearing, acting in the above capacities, declared the following: ——

1. **RESOLUTION TO ISSUE THE SHARES** ————
   The extra-ordinary general meeting of shareholders of SNS REAAL, held on - the twenty-ninth day of January two thousand and eight (the "**EGM**"), has — resolved to issue, at an aggregate issue price in cash of six hundred million — euros (EUR 600,000,000) (the "**Issue Price**"), to the Foundation six (6) shares B in the capital of SNS REAAL, each share having a nominal value of one — euro and sixty-three eurocents (EUR 1.63), bearing the numbers B1 up to and · including B6 (the "**Foundation Shares**"). ————
   The resolution to issue the Foundation Shares is evidenced by an official report executed before the undersigned civil law notary on the date hereof, of which a true copy will be attached to this deed. ————
2. **EXCLUSION PRE-EMPTION RIGHTS** ————
   The EGM has resolved to exclude the pre-emption rights of shareholders of — SNS REAAL in respect of the issue of the Foundation Shares, as is evidenced by the abovementioned official report. ————
3. **SHARE ISSUE** ————
   SNS REAAL hereby issues the Foundation Shares to the Foundation and the -

Foundation hereby accepts the Foundation Shares.

4. **RELEASE**

1. SNS REAAL has received the Issue Price and has accepted the payment of the Issue Price.
2. SNS REAAL hereby releases the Foundation for the payment of the Issue Price.

5. **CHANGE OF CONTROL**

1. In the event SNS REAAL or its shareholders (other than the Foundation) take(s) a proposal into consideration which would result in a change in the control of SNS REAAL of such a nature that the Foundation has a reasonable interest in the refinancing of the Foundation Shares (including but not limited to a proposal which envisages that any person or legal entity, person or group of persons and/or legal entities acting in concert, other than the Foundation, directly or indirectly, would be able to exercise more votes in the general meeting of shareholders of SNS REAAL than the Foundation) (a "**Change of Control**"), SNS REAAL shall immediately notify the Foundation in writing.
2. Following notification of a proposed Change of Control, SNS REAAL shall as soon as possible submit to the Foundation a proposal for the refinancing, acting in the reasonable interests of the Foundation, through any reasonable means of the Foundation Shares effective ultimately as of the Change of Control for an amount equal to the aggregate amount of the share premium and share premium restoration reserves attached to the Foundation Shares plus the estimated amount of any accrued dividends on a prorated basis, provided, however, that the proposal shall in any event reflect that such refinancing shall be in accordance with applicable laws and with the solvency and other requirements of competent authorities.
3. Subject to applicable law, the Foundation shall not without the prior approval of SNS REAAL publicly disclose any notification of a proposed Change of Control, the proposal for refinancing of the Foundation Shares or any subsequent discussions on such refinancing.

6. **DIVIDEND ENTITLEMENT**

1. For the purpose of this article:
   a. "**Dividend Amount B**" shall be understood to mean the Dividend Amount B (in Dutch: *Dividendbedrag B*), as defined in the articles of association of the Company, with respect to the relevant financial year;
   b. "**Entitlement B**" shall be understood to mean the Entitlement B (in Dutch: *Gerechtigdheid B*), as defined in the articles of association of the Company, with respect to the relevant

financial year;

c. **"Entitlement Ordinary Shares"** shall be understood to mean the sum of the Ordinary Reserved Amount and the Ordinary Dividend Amount;

d. **"Ordinary Dividend Amount"** shall be understood to mean the Ordinary Dividend Amount (in Dutch: *Gewone Dividendbedrag*), as defined in the articles of association of the Company, with respect to the relevant financial year;

e. **"Ordinary Dividend Payout Ratio"** shall be understood to mean the outcome of the quotient of which the numerator is the Ordinary Dividend Amount and the denominator is the Entitlement Ordinary Shares, which outcome shall be rounded down to two (2) decimals;

f. **"Ordinary Reserved Amount"** shall be understood to mean the Ordinary Reserved Amount (in Dutch: *Gewone Reserveringsbedrag*), as defined in the articles of association of the Company, with respect to the relevant financial year;

g. **"Shareholder B"** shall be understood to mean the Foundation or, in the event that the Foundation Shares have been transferred, the holder of the Foundation Shares;

h. **"Surplus Dividend"** shall be understood to mean the Entitlement B multiplied by the Waiver Ratio (as defined hereinafter) multiplied by the profits of SNS REAAL which are available for distribution, as shown in the adopted annual accounts for the relevant financial year, which outcome shall be rounded down to two (2) decimals;

i. **"Unadjusted 2008 Dividend Amount B"** shall be understood to mean the Dividend Amount B with respect to the financial year two thousand and eight which remains after the waiver by the Foundation pursuant to paragraph 2;

j. **"Waiver Ratio"** shall be understood to mean the outcome of forty-five hundredths (0.45) less the Ordinary Dividend Payout Ratio.

2. In the event that the Waiver Ratio in a financial year is higher than nil, the Shareholder B shall waive (*afstand doen van*) its entitlement to the part of the Dividend Amount B for such financial year which is equal to the Surplus Dividend for such financial year and SNS REAAL shall accept such waiver.

To the extent permitted by law, the Shareholder B hereby waives such entitlement in advance (*bij voorbaat*) and SNS REAAL hereby accepts such waiver in advance.

3. In the event that the Waiver Ratio in a financial year is nil or less than

nil, the Shareholder B shall not have any entitlement to the profits of SNS REAAL which are available for distribution, as shown in the adopted annual accounts for the relevant financial year, other than its entitlement which follows from the relevant provisions in the articles of association of SNS REAAL.

4. The Foundation hereby waives a part of its entitlement to the Unadjusted 2008 Dividend Amount B, equal to the outcome of the Unadjusted 2008 Dividend Amount B multiplied by the fraction of which (i) the numerator is the number of days which have elapsed from the first day of January two thousand and eight up to and including the twenty-fourth day of April two thousand and eight and (ii) the denominator is three hundred and sixty-six (366).

5. SNS REAAL and the Shareholder B hereby agree that, to the extent permitted by law, the Shareholder B shall not transfer the Foundation Shares without the prior written consent of SNS REAAL.

6. Without prejudice to the provisions of the previous paragraph, in the event of an envisaged transfer of the Foundation Shares, the Shareholder B shall ensure that the person or entity which will acquire the Foundation Shares shall assume the obligations arising from this article 6 upon the transfer of the Foundation Shares to such person or entity.

7. **REGISTER OF SHAREHOLDERS**

SNS REAAL shall enter the issue of the Foundation Shares in its register of shareholders forthwith after the execution of this deed.

8. **CIVIL LAW NOTARY**

Parties are aware that the undersigned civil law notary works with NautaDutilh N.V., the firm that has advised SNS REAAL in this transaction. With reference to the Code of Conduct (*Verordening beroeps- en gedragsregels*) established by the Royal Notarial Professional Organisation (*Koninklijke Notariële Beroepsorganisatie KNB*), SNS REAAL and the Foundation hereby explicitly consent to (i) the undersigned civil law notary executing this notarial deed and (ii) SNS REAAL being assisted and represented by NautaDutilh N.V. in relation to this deed and any agreements that may be concluded or disputes that may arise in connection herewith.

9. **NO RESCISSION**

The Parties waive their right to rescind (*ontbinden*) this deed and the agreements laid down herein and their right to commence legal proceedings to rescind this deed and the agreements laid down herein on any ground whatsoever.

10. **SEVERABILITY**

If any one or more of the provisions contained in this deed or the application thereof under any circumstance are held to be invalid, illegal or unenforceable in any respect and for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions of this deed will not be impaired in any way, unless the provision(s) held invalid, illegal or unenforceable substantially impair the benefits of the remaining provision(s) of this deed.

11. **CHOICE OF LAW AND JURISDICTION**

This deed shall be governed by and construed in accordance with the laws of the Netherlands. In the event of any dispute in connection with this deed, this dispute shall be submitted to the jurisdiction of the competent court in Amsterdam, which jurisdiction shall be exclusive.

12. **HEADINGS**

The sole purpose of the headings appearing in capital letters in this deed is to increase its readability. None of the Parties is entitled to derive any rights therefrom.

13. **POWER OF ATTORNEY**

The persons appearing have been authorised to act under two (2) powers of attorney in the form of private instruments, which will be attached to this deed.

CONCLUSION

The persons appearing are known to me, civil law notary.

This deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the deed in substance to the persons appearing, they declared that they had taken note of the contents of the deed, were in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the deed was signed by the persons appearing and by me, civil law notary.

Signed: P.J. van Drooge, J.I. Blüm, W.H. Bossenbroek

ISSUED FOR TRUE COPY

Mr. W.H. BOSSENBROEK * NOTARIS TE AMSTERDAM *

KONINKLIJKE NOTARIËLE BEROEPSORGANISATIE

DE BRAUW
BLACKSTONE
WESTBROEK

RECEIVED

2008 MAY 19 A 7:31

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The undersigned:

Remco Bosveld, kandidaat-notaris (candidate civil-law notary), hereinafter referred to as "notaris", acting for Johannes Daniël Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam, who is absent with leave, declares with respect to the articles of association (the "**Articles of Association**") of the limited liability company: **SNS REAAL N.V.**, with its corporate seat in Utrecht, the Netherlands (the "**Company**") as follows:

(i) the Articles of Association correspond with the document in the Dutch language which is attached to this declaration;

(ii) the document in the English language attached to this declaration is an unofficial translation of the Articles of Association; if differences occur in the translation, the Dutch text will govern by law; and

(iii) the Articles of Association were most recently amended by deed (the "**Deed**") executed on 28 April 2008 before R. Bosveld, notaris, acting for J.D.M. Schoonbrood, notaris (civil-law notary) practising in Amsterdam, who is absent with leave; according to the Deed the ministerial declaration of no-objection was granted on 22 April 2008 under number N.V. 319.435.

When issuing the statements included above under (i) and (iii) I, R. Bosveld, notaris, based any observations entirely on the information stated in the extract from the trade register of the registration of the Company and on an official copy of the Deed.

Signed in Amsterdam on 28 April 2008.

Mr J.D.M. SCHOONBROOD NOTARIS TE AMSTERDAM

ARTICLES OF ASSOCIATION
of:
SNS REAAL N.V.
with corporate seat in Utrecht
dated 28 April 2008
(after execution of second deed of amendment)

Name and seat.
Article 1.
1.1. The name of the company is: SNS REAAL N.V. and it has its corporate seat in Utrecht.
1.2. The provisions of sections 2:158 to 2:162 inclusive and 2:164, Civil Code, the large company regime, shall apply to the company.

Objects.
Article 2.
The objects of the company are to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature, and to invest and manage capital. Furthermore, the company may guarantee liabilities of other companies, with which it is connected in a group.

Share capital and shares.
Article 3.
3.1. The authorised share capital of the company amounts to one billion seven hundred one million seven hundred twenty-eight thousand three hundred ninety-two euros and eighty-seven eurocents (EUR 1,701,728,392.87). It is divided into:
a. one billion forty-four million five thousand one hundred forty-three (1,044,005,143) ordinary shares; and
b. six (6) shares B,
of one euro and sixty-three eurocents (EUR 1.63) each.
3.2. Where reference is made to shares in these articles of association, without further specification, this shall be understood to mean both the ordinary shares and the shares B.
Where reference is made to shareholders in these articles of association, without further specification, this shall be understood to mean both the holders of ordinary shares and the holders of shares B.

Issuance of shares.
Article 4.
4.1. Shares shall be issued pursuant to a resolution of the general meeting of shareholders, unless the general meeting of shareholders has appointed the executive board as

competent body. To adopt a resolution to issue shares, the executive board requires the approval of the supervisory board.

An appointment as referred to above, can only be made for a definite period of not more than five years and will not be extended with more than five years every time.

4.2. The general meeting of shareholders shall determine the price and further terms and conditions of the issuance, subject to the other relevant provisions in these articles of association. In the event that the general meeting of shareholders appoints the executive board as the authorised body to decide upon any further share issues, the executive board shall determine the price and the further terms and conditions of the issue, subject to the approval of the supervisory board, in observance of the other relevant provisions in these articles of association.

4.3. For the validity of an issuance resolution or an appointment resolution of the general meeting of shareholders, a prior or simultaneous approval resolution is required from each group of holders of shares of the same class whose rights are impaired by the issuance.

4.4. Within eight days after a resolution of the general meeting of shareholders to issue shares or to appoint the executive board, the company shall file the full text of the resolution with the office of the commercial register of the place, where the company is registered.

4.5. Within eight days after the end of each quarter, the company shall report each issuance of shares during the last quarter at the office of the commercial register, where the company is registered, stating the number and class of the issued shares.

4.6. The provisions of paragraphs 1 up to and including 5 shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such a right was previously acquired.

4.7. Shares shall never be issued for a price below par, subject to the provisions of 2:80 paragraph 2, Civil Code.

4.8. Shares shall be issued in accordance with the provisions set out in section 2:86c Civil Code.

4.9. The company is not authorised to cooperate in the issue of depositary receipts for shares.

4.10. Upon the issuance of an ordinary share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the company without the cooperation of other participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the company to add the ordinary share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the ordinary share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 9, paragraphs 3 and 5, and the Central Institute or the Affiliated Institution respectively, accepts the transfer.

<u>**Payment for shares.**</u>

Article 5.

5.1. Shares shall only be issued against payment in full.

5.2. Payment must be made in cash, unless another manner of contribution has been agreed upon.
A non-cash contribution must be made without delay after subscription of a share. It must be possible to value such a contribution on economic standards. A right to the performance of work or services may not be contributed.

5.3. To the extent that the value of a contribution on a share exceeds the nominal amount of such share, the excess shall be added to the share premium reserve attached to the shares of the relevant class.

Pre-emptive rights.

Article 6.

6.1. Subject to the provisions of paragraph 2 of this article and subject to the provisions of the law, in case of an issuance of shares, each shareholder shall have a pre-emptive right in respect of the shares to be issued in proportion to the aggregate amount of his shares.

6.2. In case of an issuance of shares there shall be no pre-emptive right in respect of shares issued for a non-cash contribution.

6.3. With due observance of the provisions of paragraph 5 of this article and simultaneously with the resolution to issue shares, the general meeting of shareholders, or the executive board, if the executive board is appointed by the general meeting of shareholders as the authorised body, subject to the approval of the supervisory board, shall determine the manner in which and the period within which such pre-emptive rights may be exercised.

6.4. The executive board shall notify all shareholders of an issuance of shares with respect to which pre-emptive rights exist and of the manner in which and the period of time during which such rights may be exercised.

6.5. Pre-emptive rights may be exercised during at least two weeks from the notification to the shareholders.

6.6. Pre-emptive rights may be limited or excluded by resolution of the general meeting of shareholders. The proposal to that effect must explain in writing the reasons for the proposal and the selection of the intended issuance price.

6.7. A resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights, as referred to in the preceding paragraph, shall require a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented at the meeting. Instead of the general meeting of shareholders, the executive board is authorised, subject to the approval of the supervisory board, to adopt a resolution to restrict or exclude the pre-emptive right, if and if so far the executive board has been appointed by the general meeting of shareholders as the authorised body for the period of the appointment. The last sentence of article 4, paragraph 1 applies to this appointment. Within eight days of such resolution the executive board shall deposit a full text of the same at the office of the commercial register.

6.8. This article shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such shares were previously acquired.

Repurchase of own shares. Pledge on own shares.

Article 7.

7.1. The executive board may, but only with the authorisation of the general meeting of shareholders and subject to the provisions of section 2:98d Civil Code, cause the company to acquire fully paid up shares in its own share capital for consideration. However, such acquisition shall only be permitted, if and to the extent that:

a. the company's equity minus the acquisition price is not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law or the articles of association; and

b. the aggregate par value of the shares in its share capital which the company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued share capital.

For the requirement, as referred to in paragraph a, the amount of the company's equity as it appears from the most recently adopted balance sheet shall be determined minus the acquisition price of shares in the company's share capital and any distributions of profits or reserves to other persons which have become due by the company and its subsidiary companies after the balance sheet date. No acquisition pursuant to this paragraph shall be allowed if a period of six months following the end of a financial year has expired without the annual accounts for such year having been adopted.

The general meeting of shareholders must specify in the authorisation, which shall be valid for not more than eighteen months, the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

7.2. The executive board may cause the company to acquire fully paid up shares in its own share capital for consideration without an authorisation of the general meeting as defined in paragraph 1 of this article, to transfer such shares to the employees of the company or a group company under a scheme applicable to such employees, with due observance of the provisions of section 2:98a paragraph 5 in conjunction with paragraph 3 Civil Code. The acquired shares must be officially listed on an exchange.

7.3. The executive board shall subject to approval of supervisory board resolve to dispose of shares acquired by the company in its own share capital.

At such disposal the shareholders shall have a pre-emptive right on the basis of the provisions of article 6, paragraph 1. The provisions of paragraphs 2 up to and including 7 of article 6 shall apply correspondingly.

7.4. If depository receipts for shares in the company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of the preceding paragraphs.

7.5. The company may derive no right to any distribution from shares in its own share capital; nor shall it derive any right to such a distribution from shares for which it holds depositary receipts.

When calculating the allocation of profits the shares, referred to in the preceding sentence, shall not be included, unless a usufruct or a pledge is vested in such shares or in the depositary receipts for such shares for the benefit of a person other than the company.

7.6. In the general meeting of shareholders no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company or a subsidiary company are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or such subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.
Shares which are not entitled to voting rights pursuant to the law or the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.

7.7. The company may accept a pledge of its own shares, or depository receipts thereof, only if:
a. the shares concerned are fully paid up;
b. the general meeting of shareholders has approved the pledge agreement;
c. the possible other statutory requirements are satisfied.

Reduction of share capital.

Article 8.

8.1. The general meeting of shareholders may, with due observance of the provisions of section 2:99 and 2:100 Civil Code, resolve to reduce the issued share capital by cancelling shares or by reducing the par value of shares by an amendment of the articles of association. Such resolution shall specify the shares to which the resolution applies and shall describe how such resolution shall be implemented.

8.2. Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary receipts. Cancellation with repayment can apply to all shares B.

8.3. Any partial repayment on shares shall be pro rata with respect to all shares. The shareholders may, by unanimous consent, deviate from the requirement that a reduction shall be effected pro rata with respect to all shares.

8.4. A resolution for the reduction of share capital requires a prior or simultaneous approval resolution from each group of holders of shares of the same class whose rights are impaired.
The provisions of the first sentence of paragraph 5 shall apply, *mutatis mutandis*, to such an approval resolution.
A resolution for the cancellation of all shares B with repayment requires a prior or simultaneous approval resolution of the meeting of holders of shares B.

8.5. The general meeting of shareholders may only adopt a resolution to reduce the share capital by a majority of at least two-thirds of the votes cast, if less than one half of the issued capital is represented.
The notice of a meeting at which a resolution referred to in this paragraph is to be adopted shall include the purpose of the reduction of the share capital and the manner in which such reduction shall be effectuated; the second, third and fourth paragraph of section 2:123 Civil Code shall apply correspondingly.

Shareholders register.

Article 9.

9.1. The shares shall be in registered form. The ordinary shares shall be consecutively numbered from 1 onwards. The shares B shall be consecutively numbered from B1 onwards.

9.2. No share certificates shall be issued.

9.3. The executive board shall maintain a register in which the names and addresses of all shareholders shall be recorded, stating the amount paid up on each share and the class of the relevant shares.
In addition, the names and addresses of those who have a right of usufruct or a right of pledge with respect to the shares shall be recorded in the register, stating the class, as well as whether or not such persons, with due observance of the provision of paragraph 9 of this article, are entitled to the rights attached to such shares in accordance with paragraphs 2, 3 and 4 of sections 2:88 and 2:89 Civil Code, and, if so, which rights.

9.4. The register shall be kept up to date. Every entry in the register shall be signed by a member of the executive board.

9.5. In the case of ordinary shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the register, together with a statement of the date on which the ordinary shares were added to the Joint Deposit or the Giro Deposit respectively.

9.6. If so requested the executive board shall, without costs, furnish a shareholder, a holder of a right or usufruct or a holder of a right of pledge with an extract from the register regarding their respective rights with respect to a share. If a share is encumbered with a right of usufruct or a right of pledge, the extract shall, with due observance of the provision of paragraph 9 of this article, specify who is entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.7. The executive board shall make the register available at the offices of the company for inspection by the shareholders, as well as by the holders of a right of usufruct and by the holders of a right of pledge who are entitled to the rights referred to in paragraphs 2, 3 and 4 van sections 2:88 and 2:89 Civil Code.

9.8. Each shareholder, and anyone who has a right of usufruct or a right of pledge on the shares, shall furnish his address to the executive board.

9.9. A holder of a right of usufruct without the right to vote and a holder of a right of pledge without the right to vote shall not have the rights conferred by law upon the holders of depositary receipts for shares issued with the cooperation of a company.

9.10. If shares are included in a joint holding, the joint participants can only be represented vis-à-vis the company by a person who has been designated by them in writing for that purpose.

Notice of meetings, notifications and announcements.

Article 10.

10.1. Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if ordinary shares in the share capital of the company are admitted to Euronext Amsterdam of NYSE Euronext - in the Daily Official List of Euronext Amsterdam N.V., with due observance of article 25, paragraphs 3 and 4.

10.2. In deviation of the provisions of paragraph 1, notices to attend meetings, notifications and announcements addressed to holders of shares B can also be given by letters to be sent by or on behalf of the executive board to the addresses of the holders of shares B, as recorded in the register as referred to in article 9, all with due observance of the provisions of article 30 paragraph 3 in conjunction with article 25, paragraphs 3 and 4.

Transfer of shares.

Article 11.

11.1. Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the company itself is a party to the transaction, the written acknowledgement of the transfer by the company; service upon the company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.

11.2. If an ordinary share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in question. In cases where an ordinary share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.

11.3. An Affiliated Institution is empowered to transfer ordinary shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other participants. The Central Institute is, insofar as deduction has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.

11.4. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of an ordinary share can only take place with the permission of the executive board. The executive board may make its permission subject to such conditions as the executive board may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the executive board. The permission shall be deemed to have been granted, should the executive board not have decided on granting permission for the request within six weeks of being requested to do so.

11.5. The transfer of a share B is only possible with the prior approval of the executive board, subject to the prior approval of the supervisory board, and with due observance of the provisions of paragraphs 6 up to and including 12 of this article.

11.6. The approval shall be deemed to have been granted, if the executive board has not taken a decision within two months after such request or if the offerror is not notified, simultaneously with the refusal to give the approval, on one or more prospective purchasers who are prepared to purchase the shares B to which the request for approval relates.

11.7. The transfer of the relevant shares B must be effected within three months after the approval has been granted or is deemed to have been granted.

11.8. If an offeror accepts the prospective purchaser(s) referred to in paragraph 6 of this article and the parties are unable to agree on the price to be paid for the relevant shares B within two months after acceptance, the price shall be determined by one or more independent expert(s) to be appointed by the offeror and the prospective purchaser(s) by mutual agreement.

11.9. If, within three months after the acceptance referred to in the previous paragraph on the appointment of the expert(s) referred to in that paragraph, the most obvious party may petition the president of the district court under whose jurisdiction the company falls to appoint three independent experts.

11.10. The prospective purchaser(s) shall be entitled to withdraw at any time provided he/she/it/they does/do so within fourteen days after he/she/it/they has/have been notified of the price as determined in accordance with paragraph 8 of this article. If, as a result thereof, not all the relevant shares B are purchased:

a. because the prospective purchaser(s) has/have withdrawn; or
b. because the other prospective purchaser(s) has/have not, within six weeks after the notification referred to above, declared their willingness to acquire the shares B which have become available with due observance of the criteria for allocating such shares B laid down by the executive board,

the offeror may freely transfer all the shares B to which the request for approval relates, provided that the transfer is effected within three months after this has been established.

11.11. The offeror shall be entitled to withdraw at any time within one month of being definitively informed of the identity of the prospective purchaser(s) to whom he can sell all shares B to which the request for approval relates and the selling price.

11.12. The Company can only be a prospective purchaser with the consent of the offeror.

11.13. The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a division of any share constituting joint property, the transfer of a share as a consequence of a writ of execution and the creation of limited rights on a share.

11.14. The company can, pursuant to a resolution of the executive board, subject to the approval of the supervisory board, make the deduction of ordinary shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of Euronext Amsterdam N.V. The company can revoke any such resolution by means of a resolution of the executive board, subject to the approval of the supervisory board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V.

Management: composition and decision-making.

Article 12.

12.1. The company shall, under the supervision of a supervisory board, be managed by a executive board, consisting of two or more members, their number to be determined by the supervisory board.

12.2. The supervisory board shall appoint one of the members of the executive board as chairman. The supervisory board may appoint one or more members of the executive board as vice chairman(s) of the executive board.

12.3. With due observance of these articles of association, the executive board adopts rules governing its internal organisation, among others the division of duties among themselves.
The executive board adopts and amends, after prior approval of the supervisory board, rules governing its internal organisation.
The supervisory board has the power to propose an amendment to the rules.

12.4. The executive board shall meet whenever one of its members so desires.
In a tie vote the chairman of the executive board shall have a casting vote, unless only two members of the executive board are in office; in that case the proposal shall have been rejected.

12.5. The approval of the supervisory board shall be required for resolutions of the executive board relating to the following matters:

a. issue, acquisition and disposal of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;

b. application for listing or withdrawal of the official listing of documents as referred to under a;

c. entry into or termination of a continuing cooperation by the company or an independent company with another legal person or partnership or as general partner with full liability in a limited partnership or general partnership, if such cooperation or the termination thereof is of far-reaching significance for the company;

d. acquisition of a participation by it or by a dependent company in the share capital of another company the value of which equals at least the sum of one-quarter of the issued share capital and the reserves of the participating company, as shown in the balance sheet with explanatory notes of the company, as well as any far-reaching increase or reduction of any such participation;

e. investments requiring an amount equal to at least the sum of one-quarter of the issued share capital and the reserves of the company as shown in its balance sheet with explanatory notes;
f. a proposal to amend the articles of association;
g. a proposal to wind up the company;
h. application for involuntary liquidation and for a moratorium of payments;
i. termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;
j. a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;
k. a proposal to reduce the issued share capital.

12.6. Without prejudice to any other applicable provision of these articles of association, the executive board shall furthermore require the approval of the supervisory board and the general meeting of shareholders for resolutions of the executive board regarding a significant change in the identity or nature of the company or the enterprise, including in any event:
a. the transfer of the enterprise or practically the entire enterprise to a third party;
b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ('dochtermaatschappij') with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the company;
c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ('dochtermaatschappij').

12.7. The supervisory board furthermore may adopt resolutions pursuant to which clearly specified resolutions of the executive board require its approval.
The supervisory board informs the executive board of such a resolution without delay. Such resolutions shall be registered in the rules, if any, as referred to in paragraph 3.

12.8. The absence of the approval of the supervisory board respectively the general meeting of shareholders for a resolution referred to in paragraph 5, paragraph 6 or paragraph 7 shall neither effect the representative authority of the executive board nor the members of the executive board.

Management; appointment, suspension and dismissal.

Article 13.

13.1. The supervisory board shall appoint the members of the executive board with due observance of section 2:162 Civil Code.
The supervisory board shall notify the general meeting of shareholders of an intended appointment of a member of the executive board.

13.2. The supervisory board may suspend or dismiss a member of the executive board at any time, provided however that it shall only dismiss a member of the executive board after having heard the general meeting of shareholders concerning the intended dismissal. In the event of suspension of a member of the executive board, the member of the executive board concerned shall be restored to his office, if the supervisory board does not within three months of the resolution to suspend proceed to renew the suspension, or - with observance of the preceding sentence - to dismiss such member. The suspension may be renewed only once and for a period not exceeding three months. A member of the executive board who has been suspended shall be given the opportunity to account for his actions at a meeting of the supervisory board and to be assisted by an adviser.

13.3. In case one or more members of the executive board are prevented from acting or are failing, the remaining members of the executive board or the only remaining member of the executive board shall be temporarily in charge of the entire management. In case all members of the executive board are or the only member of the executive board is prevented from acting or are/is failing, the supervisory board shall temporarily be in charge of the management; in such case the supervisory board shall be authorised to designate one or more temporary managing directors. In the event of failing, as referred to in the preceding sentence, the supervisory board shall as soon as possible take the necessary measures in order to have a definitive arrangement made.

Management: remuneration and indemnification.

Article 14.

14.1. With due observance of the provisions of section 2:135 in conjunction with sections 2:383c up to and including 2:383e Civil Code the policy regarding the remuneration of the members of the executive board will be adopted by the general meeting of shareholders. Simultaneously with the offer to the general meeting of shareholders, the remuneration policy shall be offered in writing to the works council for its information. For the purposes of the previous sentence the provisions of section 2:158, paragraph 11 Civil Code apply *mutatis mutandis* to a subsidiary company as referred to in section 2:24a, paragraphs 1 and 2 Civil Code.

14.2. The remuneration of members of the executive board will, with due observance of the policy as referred to in the preceding paragraph, be determined by the supervisory board.

14.3. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding the arrangements for the remuneration of members of the executive board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the executive board and which criteria apply to an award or a modification. The absence of the approval of the general meeting of shareholders shall not invalidate the representative authority of the supervisory board.

14.4. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the executive board:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;
b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;
c. the costs of appearing in other legal proceedings in which they are involved as current or former members of the executive board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

14.5. There shall be no entitlement to reimbursement as referred to above if and to the extent that:
a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or
b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or
c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

14.6. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.
If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

14.7. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence. The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

14.8. Paragraphs 4 up to and including 7 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

14.9. The company may take out liability insurance for the benefit of the persons concerned.

14.10. The supervisory board may by agreement or otherwise give further implementation to the above with respect to members of the executive board.

Proxies.

Article 15.

The executive board may grant to one or more persons, whether or not employed by the company, the power to represent the company ("*procuratie*") or grant in a different manner the power to represent the company on a continuing basis and grant the title of managing director or such other title as the executive board may determine, as meant above, as well as to other persons, but only if such persons are employed by the company.

Representation.

Article 16.

16.1. The executive board as well as two members of the executive board acting jointly shall have power to represent the company.

16.2. In the event that a member of the executive board, acting in his personal capacity, enters into an agreement with the company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter by a supervisory director to be designated by the supervisory board, unless the general meeting of shareholders designates a person for such purpose; such person may also be the member of the executive board with whom the conflict of interest exists. If a member of the executive board has a conflict of interest with the company other than as referred to in the preceding sentence he and each of the other members of the executive board as well, with due observance of the provisions included in the first paragraph, shall continue to have power to represent the company in that matter.

Supervisory board; supervision on management.

Article 17.

17.1. The supervision of the policies of the executive board and the general course of affairs of the company and the business enterprise which it operates shall be exercised by the supervisory board, consisting of three or more members, their number to be determined by the general meeting of shareholders. If the number of supervisory directors is less than three, then the board shall without delay take measures to complete its number of members; meanwhile the board shall be validly constituted. Only natural persons can be supervisory director.
The supervisory board shall support the executive board with their advice. In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.
The executive board shall provide the supervisory board in time the information it needs to carry out its duties.
At least once per year, the executive board shall inform the supervisory board in writing in respect of the principles of the strategic policy, the general and financial risks and the management and control system of the company.

17.2. The supervisory board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory board members. The supervisory board discusses the profile as well as any change thereof in the general meeting and with the works council.

17.3. The supervisory board shall appoint one of its members as chairman. The supervisory board may appoint one or more of its members as vice-chairman(s) of the supervisory board. The supervisory board may grant the title of "president-commissaris" to its chairman.
The supervisory board shall appoint, whether or not from its midst, a secretary.

17.4. With due observance of these articles of association, the supervisory board may adopt rules regulating its duties or the division thereof among the various supervisory directors.

17.5. The position of a supervisory director may not be held by:

a. persons employed by the company;
b. persons employed by a dependent company;
c. managing directors and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a and b.

17.6. As regards rights, conferred by these articles of association to persons other than shareholders, the provision referred to in section 2:122 Civil Code is made.

Appointment of supervisory directors.

Article 18.

18.1. The supervisory directors shall be appointed by the general meeting of shareholders on the basis of the supervisory board's nomination; in the event referred to in the last sentence of paragraph 6 of this article, the appointment shall be made by the supervisory board.
The supervisory board shall inform the general meeting of shareholders and the works council simultaneously of its nomination. The nomination shall state the grounds on which it is based.

18.2. The general meeting of shareholders and the works council may recommend to the supervisory board persons to be nominated as supervisory directors. The supervisory board shall for that purpose inform them in due time when, for what reason and according to which profile a vacancy is to be filled. If the enhanced right of recommendation referred to in paragraph 4 of this article applies, the supervisory board shall also inform the general meeting of shareholders and the works council thereof.

18.3. Together with a recommendation or nomination for the appointment of a supervisory director the following information shall be given in respect of the candidate: his age, his profession, the amount of the shares in the company's share capital held by him and the positions currently or previously held by him insofar as relevant to the fulfilment of the duties as a supervisory director. Mention shall also be made of the legal entities in which he is currently holding a position as supervisory director; if any of such legal entities belong to the same group, it shall be sufficient to mention that group. The recommendation and nomination for the appointment or re-appointment of a supervisory director shall specify the reasons for that recommendation or nomination. In the case of a re-appointment, the manner in which the candidate has performed his tasks as supervisory director shall be taken into account.

18.4. With regard to one third of the number of supervisory directors, the supervisory board shall place a person recommended by the works council on the nomination, unless the supervisory board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of supervisory director or that the supervisory board will not be suitably composed when the appointment is made as recommended. If the number of supervisory directors cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this enhanced right of recommendation applies.

18.5. If the supervisory board raises an objection against a person recommended by the works council it will inform the works council of that objection and the reasons for it. The supervisory board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the supervisory board determines that no agreement can be reached, a representative of the supervisory board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application my not be filed until four weeks have lapsed since the consultations with the works council commenced. The supervisory board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 4.

18.6. The general meeting of shareholders may reject the nomination with an absolute majority of the votes cast, representing at least one third of the issued capital. If the general meeting of shareholders with an absolute majority of the votes cast rejects the nomination, but this majority does not represent at least one third of the issued capital, a new meeting can be convened in which meeting the nomination can be rejected by an absolute majority of the votes cast.

In such event the supervisory board shall draw up a new nomination. Paragraphs 2, 3, 4 and 5 of this article shall apply. If the general meeting of shareholders does not appoint the person nominated and does not resolve to reject the nomination, the supervisory board shall appoint the person nominated.

18.7. The general meeting of shareholders may delegate its power under paragraph 2 to a committee of shareholders appointed by it, for periods, to be set by it, of no longer than two successive years; in that case the supervisory board shall provide the committee with the information set out in paragraph 2 of this article. The general meeting of shareholders may at any time revoke the delegation.

Supervisory board: vacancies for all supervisory directors.

Article 19.

19.1. If there are no supervisory directors, other than as a consequence of article 21, the general meeting of shareholders shall make the appointment.

19.2. The works council may recommend persons for appointment as supervisory director. The person convening the general meeting of shareholders shall in due time inform the works council that the subject of the appointment of supervisory directors will be considered at the general meeting of shareholders, specifying whether the appointment is taking place in accordance with the works council's right of recommendation pursuant to article 18, paragraph 4.

19.3. Article 18, paragraphs 4, 5 and 7 shall apply *mutatis mutandis*.

Supervisory board: resignation.

Article 20.

20.1. A supervisory director shall resign at the latest at the end of the annual general meeting of shareholders following on the day, situated four years after his last appointment and shall always be eligible for reappointment, provided that the term of office of a supervisory director shall not be longer than three terms of four year, subject to the provision of article 36.

Supervisory directors shall resign according to a rota to be determined by the supervisory board. A change in that rota may not entail that a supervisory director in office shall resign against his will before the period for which he has been appointed has expired.

20.2. A supervisory director, appointed to fulfil an interim vacancy, shall as far as the time of resignation is concerned, take the place of his predecessor, unless provided otherwise upon his appointment.

20.3. Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a supervisory director for dereliction of his duties, for other important reasons or on account of any far-reaching change of circumstances as a result of which the company cannot reasonably be required to maintain him as a supervisory director. The application can be made by the company, represented for this purpose by the supervisory board, and by a designated representative of the general meeting of shareholders or the works council. Article 18, paragraph 7 shall apply *mutatis mutandis*.

20.4. A supervisory director may be suspended by the supervisory board; the suspension shall end by operation of law if the company has failed to apply to the Enterprise Division pursuant to the preceding paragraph within one month after the commencement of the suspension.

Withdrawal of confidence in the supervisory board.

Article 21.

21.1. The general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of votes cast, representing at least one third of the issued share capital.

If less than one third of the issued share capital is represented at the meeting, a new meeting may be convened in which the general meeting of shareholders may withdraw its confidence in the supervisory board by an absolute majority of the votes cast, regardless the portion of the share capital represented at the meeting of shareholders. The resolution to withdraw confidence in the supervisory board shall specify the reasons for the resolution. The resolution may not be passed with regard to supervisory directors appointed by the Enterprise Division in accordance with paragraph 3.

21.2. A resolution as referred to in paragraph 1 shall not be passed until the executive board has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least thirty days before the general meeting of shareholders at which the proposal is to be dealt with. If the works council determines a view on the proposal, the executive board shall inform the supervisory board and the general meeting of that view. The works council may arrange for its view to be explained at the general meeting.

21.3. The resolution referred to in paragraph 1 shall result in the immediate dismissal of the supervisory directors. On passing the resolution, the executive board shall apply without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more supervisory directors on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

21.4. The supervisory board shall use its best efforts to ensure that a new supervisory board is composed within the period set by the Enterprise Division and in accordance with article 18.

Supervisory board: remuneration and indemnification.

Article 22.

22.1. The general meeting of shareholders may grant a remuneration to the supervisory directors or to one or more of them. Their expenses will be reimbursed.

22.2. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former supervisory directors:

a. the costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request with regard to a company of which the company holds directly or indirectly all shares;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the costs of appearing in other legal proceedings in which they are involved as current or former supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

22.3. There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a. it has been established by a Dutch court in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b. the person concerned has failed to notify the company in writing as soon as practicably possible of the circumstances that may result in the costs or financial loss or, as the case may be, of the costs or financial loss; or

c. the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

22.4. Costs and financial loss shall be reimbursed by the company immediately upon receipt of the invoices or any other document evidencing the costs or financial loss of the person concerned.

If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company. The company may request that the person concerned provide security for his repayment obligation.

22.5. The person concerned shall follow the company's instructions relating to the manner of his defence and consult with the company in advance about the manner of his defence.

The person concerned shall not (i) acknowledge any personal liability, (ii) waive any defence or (iii) agree on a settlement, without the company's prior written consent.

22.6. Paragraphs 2 up to and including 5 shall not affect any rights that the person concerned may have pursuant to any agreement with the company.

22.7. The company may take out liability insurance for the benefit of the persons concerned.

22.8. The executive board may by agreement or otherwise give further implementation to the above with respect to supervisory directors.

Supervisory board: meetings and decision-making.

Article 23.

23.1. The supervisory board may decide that one or more of its members shall have access to all premises of the company and shall be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its members shall be authorised to exercise a portion of such powers.

23.2. The supervisory board shall meet whenever one of its members so requests. It shall decide by absolute majority of votes.
In a tie vote, the chairman of the supervisory board shall have a casting vote; if temporarily there are only two supervisory directors in office, then the proposal shall in case of tie vote have been rejected.

23.3. Without prejudice to the provisions of paragraph 4, the supervisory board cannot adopt resolutions if the majority of its members is not present or represented.

23.4. The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telecopier, by telefax or in any (other) current electronic manner and provided that all supervisory directors have expressed themselves in favour of the proposal concerned.
A resolution so adopted shall be recorded in the minute book of the supervisory board kept by the secretary of the supervisory board; the documents evidencing the adoption of such resolutions shall be kept with the minute book.

23.5. The members of the executive board shall attend the meetings of the supervisory board, if the supervisory board deems this necessary, and they shall provide in such meetings all information required by the supervisory board.

23.6. At the expense of the company, the supervisory board may obtain such from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

23.7. If temporarily there is only one supervisory director in office, such supervisory director shall have all rights and obligations granted to and imposed by the law and by these articles of association upon the supervisory board and its chairman.

General meeting of shareholders: general.

Article 24.

24.1. The annual general meeting of shareholders shall be held within six months after the end of the financial year.

24.2. The agenda for this meeting shall in any case include the following items:

a. the consideration of written annual report by the executive board concerning the company's affairs and the management as conducted;

b. the adoption of the annual accounts and - subject to what is provided in article 34 - the allocation of profits;
c. discussion regarding the company's reserves and dividend policy and justification thereof by the executive board;
d. if applicable, the proposal to pay a dividend;
e. the discharge of members of the executive board from liability for their management over the last financial year;
f. the discharge of members of the supervisory board from liability for their supervision of the management over the last financial year;
g. each substantial amendment of the corporate governance structure of the company;

without prejudice to the provisions of section 2:138 Civil Code.
The items referred to above do not have to be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been extended, or if the agenda includes a proposal to extend such period, with due observance of article 31, paragraph 2.
Furthermore, all items which have been included on the agenda with due observance of article 25, paragraphs 5, 6 and 7 shall be discussed at such meeting.

24.3. Extraordinary general meetings of shareholders shall be convened whenever the executive board or the supervisory board considers appropriate.
Moreover, a general meeting of shareholders shall be convened, whenever one or more shareholders, representing at least ten per cent of the issued share capital, so request the executive board and the supervisory board stating the items to be discussed.
If neither any of the members of the executive board nor any of the supervisory directors then convene the meeting so that it is held within four weeks of receipt of the request, each of the applicants shall be authorised to convene the meeting, with due observance of what has been provided to that effect in the law and in these articles of association.

24.4. Within three months after the management has considered it plausible that the shareholders' equity of the company has dropped to an amount equal to or less than one half of the issued share capital, a general meeting of shareholders shall be held to discuss the measures to be taken, if necessary.

General meeting of shareholders; meeting place and convocation.

Article 25.

25.1. General meetings of shareholders shall be held in the municipality where the company has its corporate seat, in Alkmaar, Amsterdam or 's-Hertogenbosch.

25.2. Without prejudice to the provisions of article 24, paragraph 3, shareholders shall be given notice of the general meeting of shareholders by a member of the executive board, or by a supervisory director. Notice shall be given not later than on the fifteenth day prior to the date of the meeting.

25.3. The general meeting of shareholders shall be convened with due observance of the provisions of article 10. The convocation will contain at least the time, the place where the meeting will be held and notifications pursuant to article 27.

25.4. The executive board may decide that a person entitled to attend shareholders' meetings, if this person entitled to attend shareholders meetings agrees thereto, can be convoced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose.
The executive board may decide that, if all persons entitled to attend the shareholders' meetings agree thereto, the notification as referred to in the previous paragraph is replaced by a legible and reproducible message sent by electronic mail to the addresses indicated by them to the company for such purpose.

25.5. Without prejudice to the other provisions of these articles of association, the agenda shall include such items as have been included therein by the executive board, the supervisory board; furthermore the agenda shall include such items as one or more shareholders and others entitled to attend the meetings, representing at least one-hundredth of the issued share capital or representing a value of at least fifty million euro (EUR 50,000,000), have requested the executive board to include in the agenda, at least sixty days before the day of the convocation. The executive board may decide not to place items so requested on the agenda, in the event the executive board is of the opinion that doing so would be detrimental to vital interests of the company. Resolutions on items other than those which have been included in the agenda, shall not be adopted.
The executive board and the supervisory board shall inform the shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be published on the website of the company.

25.6. Written requests as referred to in article 24, paragraph 3 and article 25, paragraph 5 may be submitted electronically. The aforementioned requests shall comply with conditions stipulated by the executive board, which conditions shall be posted on the company's website.

25.7. Without prejudice to the provisions regarding the reduction of share capital and the amendment of the articles of association, the convocation shall either mention the items to be discussed or state that the shareholders and others entitled to attend the meetings can inform themselves on the items to be discussed at the office of the company and that copies thereof are obtainable free of charge at such places as are specified in the convocation.

General meeting of shareholders; course of meeting and keeping of minutes.

Article 26.

26.1. The general meeting of shareholders shall be presided by the chairman of the supervisory board. If the chairman of the supervisory board is absent or in the event that the chairman of the supervisory board is present, but does not wish to preside the meeting, the meeting shall be presided by one of the vice-chairmen of the supervisory board. Which one of the vice-chairmen will preside the meeting, shall be determined by mutual consent of the vice-chairmen of the supervisory board. In the absence of vice-chairmen of the supervisory board, the meeting shall appoint its chairman among the supervisory board. The chairman shall designate the secretary for the respective meeting, hereinafter in this article to be referred to as the 'secretary'.

26.2. A certificate signed by the chairman confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

26.3. Minutes shall be kept of the proceedings at each general meeting of shareholders.

26.4. The minutes of the general meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted and signed by the chairman and the secretary.

26.5. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of paragraphs 3 and 4 are not applicable and co-signing of the chairman is sufficient.

General meeting of shareholders; record date.

Article 27.

27.1. All holders of shares and others entitled to attend meetings are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such a right, to vote.

27.2. The executive board may decide that each person entitled to attend shareholders' meetings may, either in person or by written proxy, by electronic means of communication directly take note of the business transacted at the shareholders' meeting concerned and/or speak at that meeting and/or vote at that meeting. Required thereto is that the person entitled to attend shareholders' meetings can be identified through the electronic means of communication and furthermore that such person can directly take note of the business transacted at the shareholders' meeting concerned and, if applicable, can vote at such meeting.

27.3. The executive board may attach conditions to the use of electronic means of communication, which conditions shall be announced at the convocation of the shareholders' meeting.

27.4. The general meeting of shareholders may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the chairman may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.

27.5. The executive board may determine that paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the executive board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the executive board, hereinafter referred to as: the "register", in as far as (iii) at the request of the applicant, the holder of the register has given notice in writing to the company prior to the general meeting, that the shareholder mentioned in this paragraph has the intention to attend the general meeting of shareholders, regardless who will be shareholder at the time of the general meeting of shareholders. The notice will contain the name and the number of shares the shareholder will represent in the general meeting. The provision above under (iii) about the notice to the company also applies to the proxy holder of a shareholder, who has a written proxy.

27.6. To the extent that the executive board makes use of its right as referred to in the preceding paragraph of this article, the executive board may decide that persons entitled to vote thereat may, within a period prior to the shareholders' meeting to be set by the executive board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the executive board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

27.7. The in paragraph 5 mentioned record date and the date mentioned in that paragraph on which the notice of the intention to attend the general meeting of shareholders has to be given at the latest, can not be determined earlier than on the thirtieth day before the day of the shareholders' meeting. The convocation of the general meeting of shareholders will contain those times, the place of meeting and the proceedings for registration and notification. Furthermore, the convocation of the general meeting of shareholders will contain the manner in which persons entitled to vote or attend the general meeting can exercise their rights.

27.8. In case the executive board does not exercise its right as determined in paragraph 5, it shall be necessary for:

a. each holder of shares that are not part of a Joint Deposit, to notify the company in writing of his intention to do so no later than on the day and furthermore at the place mentioned in the convocation. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting;

b. any person who as a participant within the meaning of the Wge is entitled to a Joint Deposit, to submit, no later than on the day and furthermore at the place mentioned in the convocation, a written declaration from the Affiliated Institution stating that the number of shares mentioned in the declaration form part of a Joint Deposit and that the person mentioned in the declaration is participant for the mentioned number of shares in the Joint Deposit and will remain so till at the end of the general meeting of shareholders.

27.9. The company shall send a card of admission for the meeting to all shareholders who have notified the company of their intention in accordance with the provisions of the preceding paragraph.

27.10. The person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list prior to the general meeting, as far as applicable stating the name (names) of the person(s) he is representing as proxy holder, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.

27.11. In case the executive board exercises its right as determined in paragraph 5, those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 7. The holder of the register will send the proxies together with the notification to the company as described in paragraph 5 sub (iii). The executive board may resolve that the proxies of holders of voting rights will be attached to the attendance list. In case the executive board does not exercise its right as determined in paragraph 5, the written proxies must be deposited ultimately on the day mentioned in the convocation and at the office of the company.

27.12. The provisions of the preceding paragraphs shall apply correspondingly to holders of a right of usufruct or holders of a right of pledge, who have the right to vote.

General meeting of shareholders; votes.

Article 28.

28.1. Each share confers the right to cast one vote at the general meeting of shareholders.

28.2. Blank votes and invalid votes shall be regarded as not having been cast.

28.3. Shareholders may have themselves represented at a meeting by a proxy authorised in writing.

28.4. The members of the executive board and the supervisory directors as such have an advisory vote at the general meetings of shareholders.

28.5. Regarding the admittance of other persons than the persons mentioned in this article, decides the chairman of the meeting.

General meeting of shareholders; decision-making.

Article 29.

29.1. Resolutions shall be adopted by absolute majority of the votes cast, where no greater majority is expressly prescribed by the law or by these articles of association.

29.2. The chairman shall determine the manner of voting, provided, however, that if any person present who is entitled to vote so desires, voting with respect to the appointment or recommendation, suspension and dismissal of persons shall take place by means of sealed, unsigned ballots.

29.3. Should in a vote concerning the appointment or recommendation of persons, no absolute majority be obtained in the first vote, then a new free vote will be held.
If in that case no absolute majority is obtained, there will be a re-vote between the two persons on whom in the second free vote the most of the votes was cast.
If on two or more person an equal number of votes was cast and as a result more than two person qualify for the re-vote, there will be an interim vote between those on whom in the second free vote the largest number of votes was cast and the largest number of votes but one was cast.
If an interim vote or a re-vote, as a result of equality of the number of votes cast, does not result in a decision then no resolution shall be adopted.

29.4. In a tie vote concerning matters, other than the appointment or recommendation of persons, the proposal will have been rejected.

Meetings of holders of shares of a class.

Article 30.

30.1 Meetings of holders of shares of a class shall be held in all cases where a resolution of the meeting of holders of shares of that class is required pursuant these articles of association or by law.

30.2. A meeting of holders of shares of a class can be held simultaneously with a meeting of shares of the other class and/or a(n) (extraordinary) general meeting of shareholders.

30.3. The provisions of article 24 paragraph 3 and articles 25 up to and including 29 shall apply, *mutatis mutandis*, to meetings of holders of shares of a class, on the understanding that meetings of holders of shares B can also be convened by any holder of shares B.

30.4. Where the rules imposed by these articles of association in relation to the convening of meetings of holders of shares B, the drawing up of agendas and the making available of the matters to be discussed have not been complied with, legally valid resolutions may nevertheless be adopted by a unanimous vote of all holders of shares B, provided that all issued shares B are represented.

30.5. Unless a right of usufruct and/or a right of pledge has been vested on any of the shares B, as a result of which the usufructuary or pledgee, respectively, has the rights which are conferred by law on holders of depositary receipts for shares in a company's capital issued with that company's co-operation, resolutions of the meeting of holders of shares B may also be adopted in writing - including by telegram, facsimile or telex transmission, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing - provided that all holders of shares B have voted in favour. Votes may also be cast electronically.

Financial year. Annual accounts.

Article 31.

31.1. The financial year shall be the calendar year.

31.2. Annually within five months after each financial year - subject to an extension of such period not exceeding six months by the general meeting of shareholders on the basis of extraordinary circumstances - the executive board shall prepare annual accounts and shall make these available for inspection by the shareholders at the office of the company. The executive board submits the annual accounts to the works council.
The annual accounts shall be accompanied by the auditor's certificate referred to in article 31, and by the annual report, as well as by the additional information referred to in section 2:392, paragraph 1 Civil Code, to the extent that the provisions of that paragraph apply to the company.
The executive board shall explain, in a separate chapter of the annual report, the principles of the corporate governance structure of the company.
The annual accounts shall be signed by all members of the executive board and by all supervisory directors; in the event the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

31.3. The company shall ensure that the annual accounts as prepared, the annual report and the additional information referred to in paragraph 2 shall be available at the offices of the company as of the date of the notice of the general meeting of shareholders at which they are to be discussed.
The shareholders may inspect the above documents at the offices of the company and obtain a free copy thereof.

31.4. If the general meeting of shareholders has not been able to review the auditor's certificate, then the annual accounts cannot be adopted, unless the additional information, referred to in paragraph 2, mentions a legal ground why such certificate is lacking.

Auditor.

Article 32.

32.1. The general meeting of shareholders shall instruct an auditor or another expert, as referred to in section 2:393, paragraph 1 Civil Code, both hereinafter to be referred to as: auditor, to examine the annual accounts prepared by the executive board in accordance with section 2:393, paragraph 3 Civil Code. The auditor shall report on his examination to the supervisory board and the executive board and shall issue a certificate containing the results thereof.
The general meeting of shareholders may withdraw the instructions given to the auditor at any time.
Otherwise, paragraph 2 of said section 2:393 applies to the granting of the instructions, as referred to above, and to withdrawal of the same.

32.2. The executive board as well as the supervisory board may instruct the auditor referred to in paragraph 1 or any other auditor to carry out assignments at the expense of the company.

Profit reserve, share premium reserves and share premium restoration reserves.

Article 33.

33.1. The company shall keep a separate profit reserve for the ordinary shares. For the shares B no separate profit reserve shall be kept.

33.2. The company shall keep a separate share premium reserve for each class of shares in its capital. Where reference is made in these articles of association to share premium reserves, without further specification, this shall be understood to mean the share premium reserves referred to in the previous sentence.

33.3. The company shall keep a separate share premium restoration reserve for each class of shares in its capital. Where reference is made in these articles of association to share premium restoration reserves, without further specification, this shall be understood to mean the share premium restoration reserves referred to in the previous sentence.

33.4. The general meeting of shareholders can resolve to make a distribution from the profit reserve and/or the share premium reserves and/or the share premium restoration reserves. The provisions of article 34 paragraph 3 shall apply, *mutatis mutandis*, to such distribution.
A resolution to make a distribution from the share premium reserve or from the share premium restoration reserve which are attached to the shares B shall require a prior or simultaneous approval resolution of the meeting of holders of shares B.

33.5. Each shareholder is entitled to distributions from the profit reserve, the share premium reserve and/or the share premium restoration reserve attached to the shares of a class held by it in proportion to the total nominal amount of its shares of the relevant class.

33.6. No reserves shall be attached to the shares B, other than the share premium reserve and share premium restoration reserve which are attached to the shares B.

Profit and loss; general.

Article 34.

34.1. I. Relevant Date.
Where reference is made in this article to the "Relevant Date", this shall be understood to mean:

a. in case of a distribution as referred to in subparagraph b. of paragraph 2, the last day of the financial year to which this distribution relates; or
b. in case of an interim dividend, including an interim distribution from reserves, the day to which the interim statements required pursuant to section 2:105 paragraph 4 Civil Code relate; or
c. in case of application of article 37 paragraph 4, the day of the drawing up of the liquidation accounts and the distribution plan for the company.

II. Entitlement A.
Where reference is made in this article to the "Entitlement A", this shall be understood to mean the outcome of one (1) minus the Entitlement B (as defined below).

III. Entitlement B.
Where reference is made in this article to the "Entitlement B", this shall be understood to mean the outcome of the quotient of which:
a. the numerator the outcome is of nine tenths (0.9) multiplied by the sum of (i) the balances of the share premium reserve and the share premium restoration reserve which are attached to the shares B as at the Relevant Date and (ii) the total nominal amount of the issued shares B as at the Relevant Date; and
b. the denominator the outcome is of the sum of:
(i) the sum of the balances of the share premium reserve and the share premium restoration reserve which are attached to the shares B as at the Relevant Date and the total nominal amount of the issued shares B as at the Relevant Date; and
(ii) the average total value of the issued ordinary shares over the last three (3) months prior to the Relevant Date, calculated on the basis of the final stock exchange price ("*slotkoers*") of these ordinary shares, as determined by Euronext Amsterdam of NYSE Euronext,
which outcome shall be rounded down to three (3) decimals.
In deviation of the previous provisions, the Entitlement B equals nil if there are no shares B in issue.

IV. Ordinary Reserved Amount
Where reference is made in this article to the "Ordinary Reserved Amount", this shall be understood to mean the part, as determined by the executive board, subject to the prior approval of the supervisory board, of the profits available for distribution, as shown in the adopted annual accounts, which profits are decreased by the Dividend Amount B (as defined below)

V. Ordinary Dividend Amount.
Where reference is made in this article to the "Ordinary Dividend Amount", this shall be understood to mean the profits available for distribution, as shown in the adopted annual accounts, decreased by the Dividend Amount B (as defined below) and the Ordinary Reserved Amount.

VI. Dividend Amount B.
Where reference is made in this article to the "Dividend Amount B", this shall be understood to mean the outcome of the Entitlement B multiplied by forty-five

hundredths (0.45) multiplied by the profits available for distribution, as shown in the adopted annual accounts, which outcome shall be rounded down to two (2) decimals.

In deviation of the previous provisions, the Dividend Amount B equals nil if there are no shares B in issue.

34.2. The profits as shown in the adopted annual accounts shall be applied as follows and in the following order:

a. to the extent that (i) losses over any year have been charged against the share premium reserves and the share premium restoration reserves in accordance with the provisions of paragraph 4 (the "Losses") and (ii) an amount equal to the Losses has, afterwards, not completely been added to the share premium restoration reserves in accordance with the provisions of this subparagraph (the "Losses to be Settled"), an amount equal to the Losses to be Settled shall, to the extent possible, be added to the share premium restoration reserves in proportion to the ratio between the Entitlement A and the Entitlement B;

b. to the extent that any profits available for distribution remain after application of subparagraph a.:

(i) an amount equal to the *Ordinary Reserved Amount shall be added to the* profit reserve;

(ii) an amount equal to the Ordinary Dividend Amount shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares; and

(iii) an amount equal to the Dividend Amount B shall be distributed to the holders of shares B in proportion to the total nominal amount of their shares B.

34.3. The company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

34.4. Losses shall be charged as follows and in the following order:

a. to the extent possible, the losses shall be charged against the profit reserve;

b. any remaining losses shall, in proportion to the ratio between the Entitlement A and the Entitlement B, be charged to, respectively:

(i) the share premium reserve attached to the ordinary shares and subsequently, to the extent that the balance of such share premium reserve is insufficient to cover this, to the share premium restoration reserve attached to the ordinary shares."

(ii) the share premium reserve attached to the shares B and subsequently, to the extent that the balance of such share premium reserve is insufficient to cover this, to the share premium restoration reserve attached to the shares B.

34.5. When dividing the amount to be distributed among shareholders, shares held by the company shall not be taken into account.

Profit and loss; distributions.

Article 35.

35.1. Dividends shall be due and payable thirty days after they have been declared, unless the general meeting of shareholders determines another date on the proposal of the executive board.

35.2. Distributions shall be made payable at a place or places to be determined by the executive board. At least one place shall be designated in the Netherlands.

35.3. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the company.

35.4. The general meeting of shareholders or the supervisory board on the proposal of the executive board if the executive board is appointed by the general meeting of shareholders as the authorised body, may resolve that dividends shall be fully or partly paid in the form of shares in the capital of the company.

35.5. If the supervisory board so determines on the proposal of the executive board, an interim dividend will be distributed, including an interim dividend from reserves, but only with due observance of what is provided in section 2:105, paragraph 4 Civil Code.

35.6. Notices relating to distributions, and relating to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be published in at least one national daily newspaper and further in such manner as the executive board may deem desirable.

35.7. A loss may only be applied against reserves maintained pursuant to the law to the extent permitted by the law.

Legal merger, legal demerger, amendment of the articles of association and dissolution.

Article 36.

36.1. A resolution to effect a legal merger, a legal demerger, an amendment to the articles of association or dissolution of the company, requires a two/third majority of the votes cast in a meeting.

36.2. A resolution to effect a legal merger or a legal demerger shall require a prior or simultaneous approval resolution from each group of holders of shares of the same class whose rights are impaired by the legal merger or legal demerger, respectively.

Liquidation.

Article 37.

37.1. If the company is dissolved pursuant to a resolution of the general meeting of shareholders, it shall be liquidated by the executive board under the supervision of the supervisory board, if and to the extent that the general meeting of shareholders shall not appoint one or more other liquidators.

37.2. The supervisory board shall determine the remuneration of the liquidators and - if available - of the persons charged with the supervision of the liquidation.

37.3. The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

37.4. The balance of the assets of the company remaining after all liabilities have been paid shall, to the extent possible, be applied as follows and in the following order:

a. the nominal amounts paid on the shares shall be repaid on the ordinary shares and the shares B, whereby the shareholders are entitled to these repayments on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

b. the balances of the share premium reserve and the share premium restoration reserve attached to the ordinary shares and the balances of the share premium reserve and the share premium restoration reserve attached to the shares B, respectively, shall be distributed on the ordinary shares and the shares B, respectively, whereby the shareholders are entitled to these distributions on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

c. the balance of the profit reserve shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares;

d. any profits which the company has realised since the beginning of the financial year following the financial year over which the last annual accounts of the company have been adopted up to and including the Relevant Date, to the extent such profits have not been applied pursuant to an interim distribution, shall be distributed on the ordinary shares and the shares B in proportion to the ratio between the Entitlement A and the Entitlement B, whereby the shareholders are entitled to these distributions on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

e. any assets of the company remaining after application of subparagraphs a. up to and including d. shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares.

37.5. After the liquidation has ended the books, records and other data carriers of the company shall remain in the custody of the person designated for that purpose by the liquidators during the period set by the law.

Transitional provision reappointment supervisory directors.

Article 38.

Contrary to the provision of article 20, paragraph 1 the supervisory directors who, at the moment of coming into force of the amendment of the articles of association (of the twenty-fourth of March two thousand and four), formed part of the supervisory board, shall as from that date be eligible for reappointment twice for a period of four years.

Version dated
23/24-4-2008
la/lk/msw
C:\NrPortbl\MATTERS\JULIUSE\4120682_1.DOC

UNOFFICIAL TRANSLATION
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF
SNS REAAL N.V.

On the twenty-eighth day of April two thousand and eight appears before me, Remco Bosveld, kandidaat-notaris (candidate civil-law notary), hereinafter referred to as "notaris", acting for Johannes Daniël Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam, who is absent with leave:
Eva Julius, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Amsterdam on the twelfth day of August nineteen hundred and eighty-one.
The person appearing declares that on sixteen April two thousand and eight the general meeting of shareholders of **SNS REAAL N.V.**, a company with limited liability, with corporate seat in Utrecht and address at: 3521 BJ Utrecht, Croeselaan 1, trade register number 16062627, number N.V. 319.435, on a proposal of the executive board subject to approval of the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that she amends the company's articles of association as follows:
I. Article 7, paragraphs 2 up to and including 7 shall read as follows:

7.2. The executive board may cause the company to acquire fully paid up shares in its own share capital for consideration without an authorisation of the general meeting as defined in paragraph 1 of this article, to transfer such shares to the employees of the company or a group company under a scheme applicable to such employees, with due observance of the provisions of section 2:98a paragraph 5 in conjunction with paragraph 3 Civil Code. The acquired shares must be officially listed on an exchange.

7.3. The executive board shall subject to approval of supervisory board resolve to dispose of shares acquired by the company in its own share capital.
At such disposal the shareholders shall have a pre-emptive right on the basis of the provisions of article 6, paragraph 1. The provisions of paragraphs 2 up to and including 7 of article 6 shall apply correspondingly.

7.4. If depository receipts for shares in the company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of the preceding paragraphs.

7.5. The company may derive no right to any distribution from shares in its own share capital; nor shall it derive any right to such a distribution from shares for which it holds depositary receipts.

When calculating the allocation of profits the shares, referred to in the preceding sentence, shall not be included, unless a usufruct or a pledge is vested in such shares or in the depositary receipts for such shares for the benefit of a person other than the company.

7.6. In the general meeting of shareholders no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company or a subsidiary company are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or such subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.
Shares which are not entitled to voting rights pursuant to the law or the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.

7.7. The company may accept a pledge of its own shares, or depository receipts thereof, only if:
  a. the shares concerned are fully paid up;
  b. the general meeting of shareholders has approved the pledge agreement;
  c. the possible other statutory requirements are satisfied.

II. Article 11 paragraph 5 shall read as follows:

11.5. The transfer of a share B is only possible with the prior approval of the executive board, subject to the prior approval of the supervisory board, and with due observance of the provisions of paragraphs 6 up to and including 12 of this article.

III. Article 11 paragraph 8 shall read as follows:

11.8. If an offeror accepts the prospective purchaser(s) referred to in paragraph 6 of this article and the parties are unable to agree on the price to be paid for the relevant shares B within two months after acceptance, the price shall be determined by one or more independent expert(s) to be appointed by the offeror and the prospective purchaser(s) by mutual agreement.

IV. Article 11 paragraph 10 shall read as follows:

11.10. The prospective purchaser(s) shall be entitled to withdraw at any time provided he/she/it/they does/do so within fourteen days after he/she/it/they has/have been notified of the price as determined in accordance with paragraph 8 of this article. If, as a result thereof, not all the relevant shares B are purchased:
  a. because the prospective purchaser(s) has/have withdrawn; or
  b. because the other prospective purchaser(s) has/have not, within six weeks after the notification referred to above, declared their willingness to acquire the shares B which have become available with due observance of the criteria for allocating such shares B laid down by the executive board,

the offeror may freely transfer all the shares B to which the request for approval relates, provided that the transfer is effected within three months after this has been established.

V. Article 26 paragraph 3 shall read as follows:

26.3. Minutes shall be kept of the proceedings at each general meeting of shareholders.

The required ministerial declaration of no-objection was granted on the twenty-second day of April two thousand and eight, number N.V. 319.435.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at ten hours and forty-five minutes.

De ondergetekende:

Mr Marjolein Voster, kandidaat-notaris, als waarnemer van de met verlof afwezige Mr Johannes Daniël Maria Schoonbrood, notaris met plaats van vestiging te Amsterdam, verklaart over de statuten (de "**Statuten**") van de naamloze vennootschap: **SNS REAAL N.V.**, statutair gevestigd te Utrecht (de "**Vennootschap**"), het volgende:

(i) de Statuten luiden overeenkomstig de aan deze verklaring gehechte tekst;

(ii) de Statuten zijn voor het laatst gewijzigd bij akte (de "**Akte**"), verleden voor Mr R. Bosveld, notaris, als waarnemer van de met verlof afwezige Mr J.D.M. Schoonbrood, notaris met plaats van vestiging te Amsterdam, op 28 april 2008; in de Akte wordt vermeld dat de ministeriële verklaring dat van bezwaren niet is gebleken werd afgegeven op 22 april 2008 onder nummer N.V. 319.435.

Ik, Mr M. Voster, waarnemer, heb mij bij het afgeven van de hiervoor onder (i) en (ii) opgenomen verklaringen uitsluitend gebaseerd op de gegevens die zijn vermeld in het uittreksel uit het handelsregister van de inschrijving van de Vennootschap en een afschrift van de Akte.

Getekend te Amsterdam op 5 mei 2008.

Mr J.D.M. SCHOONBROOD NOTARIS TE AMSTERDAM

Unofficial English translation of the deed of amendment of the articles of association of SNS REAAL N.V.

In this translation an attempt has been made to be as literal as possible, without jeopardising the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION SNS REAAL N.V.

On this day, the twenty-eighth day of April two thousand and eight, appeared before me, Wijnand Hendrik Bossenbroek, civil law notary in Amsterdam:
Pieter Jacob van Drooge, employed at my office at 1077 XV Amsterdam, Strawinskylaan 1999, born in Enschede on the thirteenth day of June nineteen hundred and eighty-one.
The person appearing declared that the general meeting of shareholders of **SNS REAAL N.V.**, a limited liability company (*naamloze vennootschap*), having its corporate seat in Utrecht (address: 3521 BJ Utrecht, Croeselaan 1, trade register number: 16062627) (the "**Company**"), has resolved in an extraordinary general meeting of shareholders held on the twenty-ninth day of January two thousand and eight (the "**Resolution**") to partially amend the articles of association of the Company. The Resolution is evidenced by an official report executed before the undersigned civil law notary on the date hereof, of which a true copy will be attached to this deed.
Further to the Resolution, the person appearing, acting in the above capacity, stated that the articles of association of the Company are partially amended as follows:

A. **Article 3 shall read as follows:**

"**Share capital and shares.**

Article 3.

3.1. The authorised share capital of the company amounts to one billion seven hundred one million seven hundred twenty-eight thousand three hundred ninety-two euros and eighty-seven eurocents (EUR 1,701,728,392.87). It is divided into:

a. one billion forty-four million five thousand one hundred forty-three (1,044,005,143) ordinary shares; and

b. six (6) shares B,

of one euro and sixty-three eurocents (EUR 1.63) each.

3.2. Where reference is made to shares in these articles of association, without further specification, this shall be understood to mean both the ordinary shares and the shares B.
Where reference is made to shareholders in these articles of association, without further specification, this shall be understood to

mean both the holders of ordinary shares and the holders of shares B."

B. **Paragraphs 3 and 4 of article 4 shall read as follows:**

"4.3. For the validity of an issuance resolution or an appointment resolution of the general meeting of shareholders, a prior or simultaneous approval resolution is required from each group of holders of shares of the same class whose rights are impaired by the issuance.

4.4. Within eight days after a resolution of the general meeting of shareholders to issue shares or to appoint the executive board, the company shall file the full text of the resolution with the office of the commercial register of the place, where the company is registered."

C. **Paragraphs 5 up to and including 8 of article 4 shall be renumbered to, respectively, paragraphs 7 up to and including 10.**

D. **New paragraphs 5 and 6 shall be added to article 4, which shall read as follows:**

"4.5. Within eight days after the end of each quarter, the company shall report each issuance of shares during the last quarter at the office of the commercial register, where the company is registered, stating the number and class of the issued shares.

4.6. The provisions of paragraphs 1 up to and including 5 shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issuance of shares to a person who exercises a right to subscribe for shares if such a right was previously acquired."

E. **Article 4 paragraph 10 (previously: article 4 paragraph 8) shall read as follows:**

"4.10. Upon the issuance of an ordinary share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the company without the cooperation of other participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the company to add the ordinary share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the ordinary share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 9, paragraphs 3 and 5, and the Central Institute or the Affiliated Institution respectively, accepts the transfer."

F. **A new paragraph 3 shall be added to article 5, which shall read as follows:**

"5.3. To the extent that the value of a contribution on a share exceeds the nominal amount of such share, the excess shall be added to the share premium reserve attached to the shares of the relevant class."

G. Article 8 paragraph 2 shall read as follows:

"8.2. Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary receipts. Cancellation with repayment can apply to all shares B."

H. Article 8 paragraph 4 shall be renumbered to article 8 paragraph 5.

I. A new paragraph 4 shall be added to article 8, which shall read as follows:

"8.4. A resolution for the reduction of share capital requires a prior or simultaneous approval resolution from each group of holders of shares of the same class whose rights are impaired.
The provisions of the first sentence of paragraph 5 shall apply, *mutatis mutandis*, to such an approval resolution.
A resolution for the cancellation of all shares B with repayment requires a prior or simultaneous approval resolution of the meeting of holders of shares B."

J. Article 9 paragraph 1 shall read as follows:

"9.1. The shares shall be in registered form. The ordinary shares shall be consecutively numbered from 1 onwards. The shares B shall be consecutively numbered from B1 onwards."

K. Article 9 paragraph 3 shall read as follows:

"9.3. The executive board shall maintain a register in which the names and addresses of all shareholders shall be recorded, stating the amount paid up on each share and the class of the relevant shares.
In addition, the names and addresses of those who have a right of usufruct or a right of pledge with respect to the shares shall be recorded in the register, stating the class, as well as whether or not such persons, with due observance of the provision of paragraph 9 of this article, are entitled to the rights attached to such shares in accordance with paragraphs 2, 3 and 4 of sections 2:88 and 2:89 Civil Code, and, if so, which rights."

L. Article 9 paragraph 5 shall read as follows:

"9.5. In the case of ordinary shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the register, together with a statement of the date on which the ordinary shares were added to the Joint Deposit or the Giro Deposit respectively."

M. Article 10 shall read as follows:

"**Notice of meetings, notifications and announcements.**

Article 10.

10.1. Notices to attend meetings, notifications and announcements shall be given by an advertisement which shall be placed in at least one nationally daily Dutch newspaper or - if ordinary shares in the share capital of the company are admitted to Euronext Amsterdam of NYSE Euronext - in the Daily Official List of Euronext Amsterdam N.V., with due observance of article 25, paragraphs 3 and 4.

10.2. In deviation of the provisions of paragraph 1, notices to attend meetings, notifications and announcements addressed to holders of shares B can also be given by letters to be sent by or on behalf of the executive board to the addresses of the holders of shares B, as recorded in the register as referred to in article 9, all with due observance of the provisions of article 30 paragraph 3 in conjunction with article 25, paragraphs 3 and 4."

N. Paragraphs 2 up to and including 4 of article 11 shall read as follows:

"11.2. If an ordinary share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in question. In cases where an ordinary share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.

11.3. An Affiliated Institution is empowered to transfer ordinary shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other participants. The Central Institute is, insofar as deduction has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.

11.4. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of an ordinary share can only take place with the permission of the executive board. The executive board may make its permission subject to such conditions as the executive board may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the executive board. The permission shall be deemed to have been granted, should the executive board not have decided on granting permission for the request within six weeks of being requested to do so."

O. Paragraphs 5 and 6 of article 11 shall be renumbered to, respectively, paragraphs 13 and 14 of article 11.

P. New paragraphs 5 up to and including 12 shall be added after article 11 paragraph 4, which shall read as follows:

"11.5. The transfer of a share B is only possible with the prior approval of the executive board, subject to the prior approval of the supervisory board, and with due observance of the provisions of paragraphs 6 up to and including 12.

11.6. The approval shall be deemed to have been granted, if the executive board has not taken a decision within two months after such request or if the offerror is not notified, simultaneously with the refusal to give the approval, on one or more prospective purchasers who are prepared to purchase the shares B to which the request for approval relates.

11.7. The transfer of the relevant shares B must be effected within three months after the approval has been granted or is deemed to have been granted.

11.8. If an offeror accepts the prospective purchaser(s) referred to in paragraph 6 and the parties are unable to agree on the price to be paid for the relevant shares B within two months after acceptance, the price shall be determined by one or more independent expert(s) to be appointed by the offeror and the prospective purchaser(s) by mutual agreement.

11.9. If, within three months after the acceptance referred to in the previous paragraph on the appointment of the expert(s) referred to in that paragraph, the most obvious party may petition the president of the district court under whose jurisdiction the company falls to appoint three independent experts.

11.10. The prospective purchaser(s) shall be entitled to withdraw at any time provided he/she/it/they does/do so within fourteen days after he/she/it/they has/have been notified of the price as determined in accordance with paragraph 8. If, as a result thereof, not all the relevant shares B are purchased:

a. because the prospective purchaser(s) has/have withdrawn; or
b. because the other prospective purchaser(s) has/have not, within six weeks after the notification referred to above, declared their willingness to acquire the shares B which have become available with due observance of the criteria for allocating such shares B laid down by the executive board,

the offeror may freely transfer all the shares B to which the request for approval relates, provided that the transfer is effected within three months after this has been established.

11.11. The offeror shall be entitled to withdraw at any time within one month of being definitively informed of the identity of the prospective purchaser(s) to whom he can sell all shares B to which the request for approval relates and the selling price.

11.12. The Company can only be a prospective purchaser with the consent of the offeror."

S. **Article 11 paragraph 14 (previously: article 11 paragraph 6) shall read as follows:**

"11.14. The company can, pursuant to a resolution of the executive board, subject to the approval of the supervisory board, make the deduction of ordinary shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of Euronext Amsterdam N.V. The company can revoke any such resolution by means of a resolution of the executive board, subject to the approval of the supervisory board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V."

T. **Article 24 paragraph 2 shall read as follows:**

"24.2. The agenda for this meeting shall in any case include the following items:

a. the consideration of written annual report by the executive board concerning the company's affairs and the management as conducted;
b. the adoption of the annual accounts and - subject to what is provided in article 34 - the allocation of profits;
c. discussion regarding the company's reserves and dividend policy and justification thereof by the executive board;
d. if applicable, the proposal to pay a dividend;
e. the discharge of members of the executive board from liability for their management over the last financial year;
f. the discharge of members of the supervisory board from liability for their supervision of the management over the last financial year;
g. each substantial amendment of the corporate governance structure of the company;

without prejudice to the provisions of section 2:138 Civil Code.
The items referred to above do not have to be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been extended, or if the agenda includes a proposal to extend such period, with due observance of article 31, paragraph 2. Furthermore, all items which have been included on the agenda with due observance of article 25, paragraphs 5, 6 and 7 shall be discussed at such meeting."

U. **Article 25 paragraph 3 shall read as follows:**

"25.3. The general meeting of shareholders shall be convened with due observance of the provisions of article 10. The convocation will contain at least the time, the place where the meeting will be held and notifications pursuant to article 27."

V. **Articles 32 up to and including 36 shall be renumbered to, respectively, articles 34 up to and including 38.**

W. **Articles 30 and 31 shall be renumbered to, respectively, articles 31 and 32.**

X. **A new article 30 shall be inserted after article 29, which shall read as follows:**

"**Meetings of holders of shares of a class.**

Article 30.

30.1 Meetings of holders of shares of a class shall be held in all cases where a resolution of the meeting of holders of shares of that class is required pursuant these articles of association or by law.

30.2. A meeting of holders of shares of a class can be held simultaneously with a meeting of shares of the other class and/or a(n) (extraordinary) general meeting of shareholders.

30.3. The provisions of article 24 paragraph 3 and articles 25 up to and including 29 shall apply, *mutatis mutandis*, to meetings of holders of shares of a class, on the understanding that meetings of holders of shares B can also be convened by any holder of shares B.

30.4. Where the rules imposed by these articles of association in relation to the convening of meetings of holders of shares B, the drawing up of agendas and the making available of the matters to be discussed have not been complied with, legally valid resolutions may nevertheless be adopted by a unanimous vote of all holders of shares B, provided that all issued shares B are represented.

30.5. Unless a right of usufruct and/or a right of pledge has been vested on any of the shares B, as a result of which the usufructuary or pledgee, respectively, has the rights which are conferred by law on holders of depositary receipts for shares in a company's capital issued with that company's co-operation, resolutions of the meeting of holders of shares B may also be adopted in writing - including by telegram, facsimile or telex transmission, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing - provided that all holders of shares B have voted in favour. Votes may also be cast electronically."

Y. **A new article 33 shall be inserted after article 32 (previously: article 31), which shall read as follows:**

"**Profit reserve, share premium reserves and share premium restoration reserves.**

Article 33.

33.1. The company shall keep a separate profit reserve for the ordinary shares. For the shares B no separate profit reserve shall be kept.

33.2. The company shall keep a separate share premium reserve for each class of shares in its capital. Where reference is made in these articles of association to share premium reserves, without further specification, this shall be understood to mean the share premium reserves referred to in the previous sentence.

33.3. The company shall keep a separate share premium restoration reserve for each class of shares in its capital. Where reference is made in these articles of association to share premium restoration reserves, without further specification, this shall be understood to mean the share premium restoration reserves referred to in the previous sentence.

33.4. The general meeting of shareholders can resolve to make a distribution from the profit reserve and/or the share premium reserves and/or the share premium restoration reserves. The provisions of article 34 paragraph 3 shall apply, *mutatis mutandis*, to such distribution. A resolution to make a distribution from the share premium reserve or from the share premium restoration reserve which are attached to the shares B shall require a prior or simultaneous approval resolution of the meeting of holders of shares B.

33.5. Each shareholder is entitled to distributions from the profit reserve, the share premium reserve and/or the share premium restoration reserve attached to the shares of a class held by it in proportion to the total nominal amount of its shares of the relevant class.

33.6. No reserves shall be attached to the shares B, other than the share premium reserve and share premium restoration reserve which are attached to the shares B."

Z. Article 34 paragraph 1 (previously: article 32 paragraph 1) shall read as follows:

"34.1. I. Relevant Date.

Where reference is made in this article to the "Relevant Date", this shall be understood to mean:

a. in case of a distribution as referred to in subparagraph b. of paragraph 2, the last day of the financial year to which this distribution relates; or

b. in case of an interim dividend, including an interim distribution from reserves, the day to which the interim statements required pursuant to section 2:105 paragraph 4 Civil Code relate; or

c. in case of application of article 37 paragraph 4, the day of the drawing up of the liquidation accounts and the distribution plan for the company.

II. Entitlement A.

Where reference is made in this article to the "Entitlement A", this shall be understood to mean the outcome of one (1) minus the Entitlement B (as defined below).

III. Entitlement B.

Where reference is made in this article to the "Entitlement B", this shall be understood to mean the outcome of the quotient of which:

a. the numerator the outcome is of nine tenths (0.9) multiplied by the sum of (i) the balances of the share premium reserve and the share premium restoration reserve which are attached to the shares B as at the Relevant Date and (ii) the total nominal amount of the issued shares B as at the Relevant Date; and

b. the denominator the outcome is of the sum of:

(i) the sum of the balances of the share premium reserve and the share premium restoration reserve which are attached to the shares B as at the Relevant Date and the total nominal amount of the issued shares B as at the Relevant Date; and

(ii) the average total value of the issued ordinary shares over the last three (3) months prior to the Relevant Date, calculated on the basis of the final stock exchange price ("slotkoers") of these ordinary shares, as determined by Euronext Amsterdam of NYSE Euronext,

which outcome shall be rounded down to three (3) decimals. In deviation of the previous provisions, the Entitlement B equals nil if there are no shares B in issue.

IV. Ordinary Reserved Amount.

Where reference is made in this article to the "Ordinary Reserved Amount", this shall be understood to mean the part, as determined by the executive board, subject to the prior approval of the supervisory board, of the profits available for distribution, as shown in the adopted annual accounts, which profits are decreased by the Dividend Amount B (as defined below)

V. Ordinary Dividend Amount.

Where reference is made in this article to the "Ordinary Dividend Amount", this shall be understood to mean the profits available for distribution, as shown in the adopted annual accounts, decreased by the Dividend Amount B (as defined below) and the Ordinary Reserved Amount.

VI. Dividend Amount B.

Where reference is made in this article to the "Dividend Amount B", this shall be understood to mean the outcome of the Entitlement B multiplied by forty-five hundredths (0.45) multiplied by the profits available for distribution, as shown in the adopted annual accounts, which outcome shall be rounded down to two (2) decimals.

In deviation of the previous provisions, the Dividend Amount B equals nil if there are no shares B in issue."

AA. Article 34 paragraph 2 (previously: article 32 paragraph 2) shall read as follows:

"34.2. The profits as shown in the adopted annual accounts shall be applied as follows and in the following order:

a. to the extent that (i) losses over any year have been charged against the share premium reserves and the share premium restoration reserves in accordance with the provisions of paragraph 4 (the "Losses") and (ii) an amount equal to the Losses has, afterwards, not completely been added to the share premium restoration reserves in accordance with the provisions of this subparagraph (the "Losses to be Settled"), an amount equal to the Losses to be Settled shall, to the extent possible, be added to the share premium restoration reserves in proportion to the ratio between the Entitlement A and the Entitlement B;

b. to the extent that any profits available for distribution remain after application of subparagraph a.:

(i) an amount equal to the Ordinary Reserved Amount shall be added to the profit reserve;

(ii) an amount equal to the Ordinary Dividend Amount shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares; and

(iii) an amount equal to the Dividend Amount B shall be distributed to the holders of shares B in proportion to the total nominal amount of their shares B."

BB. Article 34 paragraph 4 (previously: article 32 paragraph 4) shall read as follows:

"34.4. Losses shall be charged as follows and in the following order:

a. to the extent possible, the losses shall be charged against the profit reserve;

b. any remaining losses shall, in proportion to the ratio between the Entitlement A and the Entitlement B, be charged to, respectively:

(i) the share premium reserve attached to the ordinary shares and subsequently, to the extent that the balance of such share premium reserve is insufficient to cover this, to the share premium restoration reserve attached to the ordinary shares."

(ii) the share premium reserve attached to the shares B and subsequently, to the extent that the balance of such share premium reserve is insufficient to cover this, to the share premium restoration reserve attached to the shares B."

CC. **Article 36 (previously: article 34) shall read as follows:**

"**Legal merger, legal demerger, amendment of the articles of association and dissolution.**

Article 36.

36.1. A resolution to effect a legal merger, a legal demerger, an amendment to the articles of association or dissolution of the company, requires a two/third majority of the votes cast in a meeting.

36.2. A resolution to effect a legal merger or a legal demerger shall require a prior or simultaneous approval resolution from each group of holders of shares of the same class whose rights are impaired by the legal merger or legal demerger, respectively."

DD. **Article 37 paragraph 4 (previously: article 35 paragraph 4) shall read as follows:**

"37.4. The balance of the assets of the company remaining after all liabilities have been paid shall, to the extent possible, be applied as follows and in the following order:

a. the nominal amounts paid on the shares shall be repaid on the ordinary shares and the shares B, whereby the shareholders are entitled to these repayments on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

b. the balances of the share premium reserve and the share premium restoration reserve attached to the ordinary shares and the balances of the share premium reserve and the share premium restoration reserve attached to the shares B, respectively, shall be distributed on the ordinary shares and the shares B, respectively, whereby the shareholders are entitled to these distributions on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

c. the balance of the profit reserve shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares;

d. any profits which the company has realised since the beginning of the financial year following the financial year over which the last annual accounts of the company have been adopted up to and including the Relevant Date, to the extent such profits have not been applied pursuant to an interim distribution, shall be distributed on the ordinary shares and the shares B in proportion to the ratio between the Entitlement A and the Entitlement B, whereby the shareholders are entitled to these distributions on the shares held by them in proportion to the total nominal amount of their shares of the relevant class;

e. any assets of the company remaining after application of subparagraphs a. up to and including d. shall be distributed to the holders of ordinary shares in proportion to the total nominal amount of their ordinary shares."

FINAL PROVISIONS

Finally, the person appearing, acting in the above capacity, declared:

- that the profit reserve and the share premium reserve which were kept prior to the execution of this deed will be deemed to be the profit reserve and the share premium reserve, respectively, attached to the ordinary shares in the capital of the Company upon the execution of this deed;
- that the balances of the other freely distributable reserves which were kept prior to the execution of this deed shall be added to the profit reserve attached to the ordinary shares in the capital of the Company immediately following the execution of this deed;
- that the aggregate issued share capital of the Company immediately prior to the execution of this deed amounted to four hundred twenty-six million two hundred thousand three hundred fifty-one euros and four eurocents (EUR 426,200,351.04), divided into two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) shares, having a nominal value of one euro and sixty-three eurocents (EUR 1.63) each, numbered 1 up to and including 261,472,608;
- that pursuant to the execution of this deed, the abovementioned two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) shares in the capital of the Company are converted into two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) ordinary shares in the capital of the Company;
- that, consequently, the aggregate issued share capital of the Company immediately following the execution of this deed will amount to four hundred twenty-six million two hundred thousand three hundred fifty-one euros and

four eurocents (EUR 426,200,351.04), divided into two hundred sixty-one million four hundred seventy-two thousand six hundred eight (261,472,608) ordinary shares, having a nominal value of one euro and sixty-three eurocents (EUR 1.63) each, numbered 1 up to and including 261,472,608;

- that he has been authorised by the Resolution to apply for the declaration of no objections as mentioned in section 2:125 subsection 1 Civil Code and, after having obtained such declaration, to have this deed executed;
- that the above declaration has been issued, as appears from a Ministerial declaration of no objections, which will be attached to this deed, issued under number N.V. 319,435, dated the seventeenth day of March two thousand and eight.

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the deed in substance to the person appearing, he declared that he had taken note of the contents of the deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the deed was signed by the person appearing and by me, civil law notary.

(Signed): P.J. van Drooge, W.H. Bossenbroek

ISSUED FOR TRUE COPY
(Signed: W.H. Bossenbroek)

SNS REAAL

Press Release

PERSBERICHT

Resolutions of the general meeting of shareholders of SNS REAAL N.V. 16 April 2008

Utrecht, 16 April 2008

The general meeting of shareholders of SNS REAAL N.V. , 16 April 2008, has adopted the financial statements of SNS REAAL N.V. for the 2007 financial year. For the financial year 2007, a total dividend of € 0.82 per share will be distributed, which is an increase of 15.5% compared to 2006. The final dividend amounts to € 0.46 per share and will be made payable as from 5 May. The members of the Executive Board were released from liability in respect of their management of the company in the 2007 financial year.

Mr Henjo Hielkema and Ms Herna Verhagen were appointed as members of the Supervisory Board, under the condition precedent that the Dutch Central Bank grants its approval for both appointments. Mr Joop Bouma and Jos van Heeswijk have resigned by rotation as Supervisory Board members.

As from today, the Supervisory Board of SNS REAAL N.V. consists of:
Henjo Hielkema (chairman)
Hans van de Kar (vice-chairman)
Bas Kortmann
Robert-Jan van de Kraats
Jaap Lagerweij
Henk Muller
Herna Verhagen

Furthermore, the proposal for the amendment of the Articles of Association in connection with the long-term bonus scheme for the Executive Board members was approved. The part of the motion for the amendment of the Articles of Association in connection with the legislative proposal Capital Protection Implementation Act (a change in the maximum number of shares to be repurchased by the company) and the draft legislative proposal Corporate Governance (a change in the right to place items on the agenda) was not put to the vote.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sectors with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of € 103 billion (year-end 2007), SNS REAAL is one of the largest banking and insurance service providers in the Netherlands. The company has nearly 7000 employees. The head office is located in Utrecht.

Disclaimer

This press release contains factual information and should not be viewed as an opinion or a recommendation regarding the buying or selling of shares or other securities issued by SNS REAAL N.V. This press release does not contain a value judgement on or forecasts with regard to the financial performance of SNS REAAL N.V.

For more information, please contact:

SNS REAAL Group Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 - 291 48 71

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30- 291 42 46

SNS REAAL

Press release

PERSBERICHT

SNS REAAL releases online report on corporate responsibility

The Netherlands, Utrecht, 16 April 2008

SNS REAAL today released a new report via its website entitled, "Focus on responsible growth", setting out the company's progress in its pursuit of 'responsible business'(1). It is the first time that SNS REAAL has made a report available exclusively in digital form. The company does not plan to publish any hard copies. SNS REAAL believes that reducing its use of paper is a step forward in reducing its overall dependence on resources.

The website www.snsreaal.nl/corporateresponsibility also presents reports on a variety of topics including:

Recognition for the sustainable character of SNS REAAL

SNS REAAL was incorporated into the FTSE4Good Index, in 2007. The index includes only those companies whose policies satisfy criteria for responsible business, which uphold high social, ethical and environmental standards and are also active in stimulating other undertakings to devote attention to these concerns. Also in 2007 SNS REAAL was included in the Hannover Börse/Oekom Global Challenges Index.

Integrity as a foundation for doing business

SNS REAAL has strengthened its policy concerning 'integrity' by implementing practical measures regarding its norms for integrity across a range of levels in the organisation. Among the changes introduced, were a new code of conduct for employees as well as training and awareness programmes. During the course of the employee evaluation cycle, increased attention is also being paid to the topic of integrity, particularly as an indicator of professionalism.

Growing attention for responsible investment

SNS Asset Management successfully introduced its SNS Institutional Microfinance Fund. The Fund supports the progress of social development in emerging nations by extending credit to small business and the self-employed. At the close of 2007, the Fund had expanded to reach € 79.5 million with a total level of committed capital amounting to € 160.5 million.

Reinforcing human rights policy

ASN Bank reinforced its human rights policy in its stock selection process. Also the bank introduced a new sustainable savings product in conjunction with the national association of fair trade shops, and Cordaid.(2)

Notes to Editors:
(1) "Focus on responsible growth" is available on the SNS REAAL website at www.snsreaal.nl/corporateresponsibility

(2) The national association of fair trade shops is referred to in the Netherlands as the 'Landelijke vereniging van Wereldwinkels'

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of EUR 103.0 billion (as at the end of 2007), SNS REAAL is one of the leading bancassurance institutions in the Netherlands. The company has approximately 7000 employees. Its head office is located in Utrecht, the Netherlands.

Disclaimer

For more information please contact:

SNS REAAL Corporate Communications:
Danielle Dielissen
Danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 4890

Erna van der Neut
Erna.vanderNeut-terBalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Corporate Responsibility Board SNS REAAL
Harry Hummels
Harry.Hummels@snsreaal.nl
tel: + 3 (0) 16 1098 1289

SNS REAAL

Press release

PERSBERICHT

SNS REAAL responds to departure Marco Keim

The Netherlands, Utrecht, 14 April 2008

The Executive Board of SNS REAAL has taken note of the departure of Marco Keim, CEO of Zwitserleven since 2002. Mister Keim has decided to join the board of Aegon Nederland.
Cor van den Bos, chairman of the Board of Directors of REAAL Verzekeringen and member of the Executive Board of SNS REAAL: 'Marco Keim has informed us of his decision. We worked together closely and fruitfully to prepare the takeover of Zwitserleven. We regret that he is leaving, but respect his decision to move to a larger organisation and pursue his career that way.'

In November 2007 SNS REAAL announced its intention to take over Zwitserleven. The transaction is expected to be completed in a matter of weeks. Announcements with regard to the succession of Marco Keim will follow shortly.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sectors with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL has a long history of commitment to Dutch society.
With a balance sheet total of € 103 billion (year-end 2007), SNS REAAL is one of the largest banking and insurance service providers in the Netherlands. The company has nearly 7000 employees. The head office is located in Utrecht.

Disclaimer

This press release contains factual information and should not be viewed as an opinion or a recommendation regarding the buying or selling of shares or other securities issued by SNS REAAL N.V. This press release does not contain a value judgement on or forecasts with regard to the financial performance of SNS REAAL N.V.

For more information, please contact:
SNS REAAL Corporate Communications
concerncommunicatie@snsreaal.nl
Tel: +31 (0)30 - 291 48 71

SNS REAAL Investor Relations
investorrelations@snsreaal.nl
Tel: +31 (0)30- 291 42 46

ANNUAL INFORMATION UPDATE SNS REAAL N.V.

RECEIVED

2008 MAY 19 A 7:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For the period March 15, 2007 – March 14, 2008

This annual information update is required by and is being made pursuant to Article 10 of Directive 2003/71/EC (the "**Prospectus Directive**") as implemented in the Netherlands in article 5:24 Dutch Financial Supervision Act (*Wet op het financieel toezicht;* the "**Wft**") and not for any other purpose. Neither SNS REAAL N.V. (the "**Company**"), nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this document. The information contained in this document is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Neither this annual information update nor the information referred to herein constitute an offer of any securities addressed to any person and should not be relied on by any person.

Publication date	Description of the nature of the information	Webpage where information can be obtained
14 March 2008	Annual Report 2007 SNS REAAL available on corporate website	www.snsreaal.nl
21 February 2008	SNS REAAL net profit up with 25.3% to record of € 465 million	www.snsreaal.nl
21 February 2008	Nomination Hielkema and Verhagen for appointments as members of the SNS REAAL Supervisory Board	www.snsreaal.nl
21 February 2008	SNS REAAL N.V. – Financial Calendar 2008	www.snsreaal.nl
1 February 2008	SNS REAAL not considering making any bid for NIBC	www.snsreaal.nl
29 January 2008	Motions on agenda SNS REAAL EGM adopted	www.snsreaal.nl
21 January 2008	SNS REAAL to sell Swiss Life Belgium to Delta Lloyd Group	www.snsreaal.nl
11 January 2008	SNS REAAL Extraordinary Meeting of Shareholders on 29 January 2008	www.snsreaal.nl
26 November 2007	Minutes of the General Meeting of Shareholders SNS REAAL	www.snsreaal.nl
20 November 2007	Investor Day at SNS REAAL	www.snsreaal.nl
19 November 2007	SNS REAAL to acquire Zwitserleven Netherlands and Swiss Life Belgium	www.snsreaal.nl
15 November 2007	Trading Update 3rd quarter 2007	www.snsreaal.nl
1 October 2007	SNS Securities closes acquisition of FBS Bankiers	www.snsreaal.nl
11 September 2007	Interim Dividend 2007 SNS REAAL N.V.	www.snsreaal.nl

6 September 2007	SNS REAAL closes acquisition of the Dutch insurance operations AXA	www.snsreaal.nl
30 August 2007	SNS Securities and VVAA reach final agreement on acquisition of FBS Bankiers	www.snsreaal.nl
22 August 2007	Supplement to the € 2,000,000,000 Debt Issuance Programme	www.snsreaal.nl
16 August 2007	SNS REAAL's first-half profits up 26.3 % to € 235 million	www.snsreaal.nl
18 July 2007	SNS REAAL reports successful EUR 350m issue of Hybrid Capital Securities	www.snsreaal.nl
2 July 2007	SNS REAAL closes Regio Bank acquisition	www.snsreaal.nl
27 June 2007	Full exercise of the over-allotment option granted by Stichting Beheer SNS REAAL	www.snsreaal.nl
25 June 2007	Update of the € 2,000,000,000 Debt Issuance Programme	www.snsreaal.nl
22 June 2007	SNS REAAL N.V. Pricing Statement	www.snsreaal.nl
22 June 2007	SNS REAAL offering prices at € 16.50 per share	www.snsreaal.nl
15 June 2007	SNS Securities and VVAA are negotiating acquisition of FBS Bankiers	www.snsreaal.nl
13 June 2007	Offering of € 350 million new shares by SNS REAAL and up to € 250 million existing shares by Stichting Beheer SNS REAAL	www.snsreaal.nl
6 June 2007	SNS Institutional Microfinance Fund collects record breaking amount of € 125 million	www.snsreaal.nl
4 June 2007	Final dividend 2006 SNS REAAL	www.snsreaal.nl
4 June 2007	SNS REAAL to acquire the dutch insurance operations of € 1,750 million	www.snsreaal.nl
14 May 2007	SNS REAAL and ING sign contract of sale for Regio Bank	www.snsreaal.nl
10 May 2007	Resolutions of the General Meeting of Shareholders of SNS REAAL	www.snsreaal.nl
7 May 2007	Trading update 1st quarter 2007	www.snsreaal.nl
25 April 2007	REAAL and Ordina sign outsourcing agreement	www.snsreaal.nl
12 April 2007	SNS REAAL sells minority interest in LSN	www.snsreaal.nl
11 April 2007	Annual general meeting of shareholders of SNS REAAL	www.snsreaal.nl
15 March 2007	SNS REAAL Annual report 2006	www.snsreaal.nl

SUPPLEMENT TO THE PROSPECTUS RELATING TO THE PUBLICATION OF THE 2007 ANNUAL FIGURES OF SNS REAAL N.V.

DATED 4 MARCH 2008

SNS REAAL

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") described in the prospectus dated 25 June 2007, as supplemented (the "**Prospectus**") SNS REAAL N.V. (the "**Issuer**") may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined in the Prospectus), if any. Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution and the specific terms and conditions of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

This supplemental prospectus (the "**Supplemental Prospectus**") is prepared in connection with the publication of the press release including the financial results of SNS REAAL N.V. for 2007 on 21 February 2008 (the "**Press Release**"), as information included in the Press Release with respect to the Issuer set forth on pages 3 up to and including page 12 (the "**Relevant Pages**") may qualify as a significant new factor relating to the information included in the Prospectus set forth on pages 39 up to and including page 53 which is capable of affecting the assessment of any Notes to be issued.

The Relevant Pages of the Press Release have been approved by the AFM or filed with it and shall be deemed to be incorporated in, and to form part of, this Supplemental Prospectus. This Supplemental Prospectus is supplemental to, forms part of and should be read in conjunction with, the Prospectus. Terms defined in this Supplemental Prospectus shall have the same meaning in the Prospectus, unless specified otherwise.

This Supplemental Prospectus has been approved by and filed with the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the "**AFM**"). The Issuer has requested the AFM to provide the competent authority in Luxembourg with a certificate of approval attesting that this Supplemental Prospectus has been drawn up in accordance with the Financial Supervision Act and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM to provide competent authorities in additional Member States within The European Economic Area with a Notification.

The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com and are available for viewing at the specified office of the Agent (69 Route d'Esch, L-2953 Luxembourg, Luxembourg) and the Other Paying Agent (Kemelstede 2, 4817 ST Breda, The Netherlands), at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, this Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge.

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Supplemental Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplemental Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Supplemental Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated herein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of the Prospectus, this Supplemental Prospectus and the relevant Final Terms.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Supplemental Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

The Prospectus is valid for 12 months following its Publication Date and this Supplemental Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Supplemental Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Supplemental Prospectus nor any other information supplied in connection with the Programme should be considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Supplemental Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Supplemental Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in the Prospectus).

The distribution of this Supplemental Prospectus and the Final Terms and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Prospectus or the Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" in the Prospectus.

This Supplemental Prospectus does not constitute an offer or an invitation to subscribe for or purchase the Notes.

This Supplemental Prospectus may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Supplemental Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

SNS REAAL

European Embedded Value Report 2007



European Embedded Value Report 2007

SNS REAAL N.V.
Croeselaan 1
PO Box 8444
3503 RK Utrecht
Netherlands
Telephone +31 30 291 5200
www.snsreaal.com

Corporate Communications
Telephone +31 30 291 4844
concerncommunicatie@snsreaal.nl

Investor Relations
Telephone +31 30 291 4246/7
investorrelations@snsreaal.nl

The latest information for investors can be found at www.investor.snsreaal.nl.

Contents

Introduction

1.1 European Embedded Value Principles

The European Embedded Value ('EEV') Principles were published in May 2004 by the CFO Forum. The principles and the additional guidance on EEV disclosures published in October 2005, provide a framework for calculating and reporting supplementary embedded value information.

SNS REAAL N.V. ('SNS REAAL') recognises the importance of the CFO Forum's framework for embedded value ('EV') reporting and the results of REAAL Verzekeringen N.V. ('REAAL') presented in this report comply with the EEV Principles.

1.2 Acquisition of AXA

In 2007 SNS REAAL purchased the insurance activities of AXA Group in the Netherlands ('AXA'). The acquisition was finalised in September 2007. In 2008 SNS REAAL will also acquire Zwitserleven. The figures shown in this report do not include any of Zwitserleven's business.

The embedded value calculations of the AXA life portfolio and the REAAL life portfolio are based on different methodologies. The main difference between the AXA life portfolio figures and the REAAL life portfolio figures is, that the REAAL calculations are based on real world economic assumptions with a risk discount rate defined using the Weighted Average Cost of Capital approach to incorporate an aggregate allowance to compensate for risk whilst AXA's is market consistent using risk free economic assumptions and discount rates with allowance for the value of options and guarantees in a risk-neutral framework.

Please note that due to this different methodology it isn't possible to combine the REAAL life portfolio figures and AXA life portfolio figures. Also note that the EEV of REAAL implicitly includes the embedded value of AXA, as the book value of AXA on the REAAL balance sheet represents the full value of AXA.

The total embedded value of REAAL is therefore reported as the sum of the total net asset value excluding the goodwill paid on the acquisition of AXA and the value of in-force business ('VIF') of REAAL.

The Net Asset Value ('NAV') of REAAL includes the IFRS book value of AXA. The breakdown of the IFRS book value of AXA is explained in Appendix 3. The actual Market Consistent Embedded Value ('MCEV') of AXA at end 2007 is outlined in Appendix 4.

SNS REAAL intends to harmonise and standardise the 2008 embedded value calculations of REAAL and AXA by moving both to an updated market consistent basis. In the year of adapting the market consistent basis, figures are not fully comparable to the years before.

Independent review

Watson Wyatt Insurance Consulting B.V. ('Watson Wyatt Insurance Consulting') has reviewed the calculation of the embedded value of REAAL as at 31 December 2007, the value of its new business written during 2007 and the movement analysis over 2007.The covered business included all life insurances and associated rider benefits. All material business units, with exception of the AXA life portfolio, were included in the review. The value of the life portfolio of AXA was included at its IFRS book value less an adjustment for goodwill.

Watson Wyatt Insurance Consulting has concluded that the methodology and assumptions used comply with the European Embedded Value Principles and Guidance.

The directors are responsible for the Embedded Value calculations. However, Watson Wyatt Insurance Consulting has performed high-level checks on the results of the calculations and has discovered no material issues. Watson Wyatt Insurance Consulting has not, however, performed detailed checks on the models and processes used.

In arriving at these conclusions, Watson Wyatt Insurance Consulting has relied on the accuracy and completeness of data and information supplied by SNS REAAL and that the directors know of no other information or data which ought to have been made available to Watson Wyatt Insurance Consulting that would materially affect the conclusion set out herein.

The review was conducted on behalf of SNS REAAL and designed solely to meet the requirements of the directors of SNS REAAL. To the fullest extent permitted by law, Watson Wyatt Insurance Consulting does not accept or assume responsibility to anyone other than SNS REAAL for its work or for the conclusions it has formed.

Watson Wyatt Insurance Consulting B.V.
S. Weessies AAG

3.1 Highlights

3.1.1 Definition of embedded value

This part of the report contains the figures and analysis of the embedded value of REAAL.

Embedded value for the life insurance business comprises two components:

- Adjusted net asset value, being the sum of
  - Required capital defined as 150% of the EU minimum solvency requirement reduced with the surplus value as calculated in the liability adequacy test (toereikendheidstoets), plus
  - Free surplus.
- Value of in-force business, being the sum of
  - Present value of future after-tax profits, less
  - Cost of options and guarantees, less
  - Cost of holding required capital.

Together, these two components make up the life insurance EV. The value of AXA has been determined as its IFRS net equity less an allowance for goodwill.The value of holding activities is included within the life insurance EV, as part of the adjusted net asset value. The net asset value of the REAAL's non-life insurance and other activities is then added to this value to determine the total EV of REAAL.

All material blocks of life insurance business are included in the results shown in this report. The following product groupings have been valued:

- Life products and their associated disability rider benefits;
- Deferred and immediate annuity products;
- Pension products.

Future new life business that will be sold after the valuation date is not reflected in the figures shown in this report. No allowance has been made for the potential value added by the renewal of current policies by existing non-life policyholders. The assumptions used in calculating the EV e.g. expenses, have been set assuming a going-concern basis.

Future after-tax profits are estimated using actuarial methods and current best estimates for future operating and economic assumptions. These assumptions are reviewed annually in line with EEV guidance. The distribution of these profits, in terms of both amount and timing, is restricted by accounting rules ('International Financial Reporting Standards – IFRS'). The estimated timing of future after-tax profits allows for these restrictions.

SNS REAAL has chosen to exclude from its results the value of the profits that its investment management company makes on the assets it manages for the life insurance company. This choice has been made because of the commercially sensitive nature of disclosing margins for companies that also manage third-party assets. Asset management charges have therefore been dealt with on an arm's length basis.

The retirement benefit plans for employees of SNS REAAL are defined contribution and these plans are insured with parties outside SNS REAAL. As a result, there are no adjustments to EV required in respect of employee benefit plans. The costs to SNS REAAL of providing these defined contribution plans are however part of the expenses allowed for in the embedded value calculations.

SNS REAAL uses EV as an internal management tool for its life insurance operations. Within REAAL, EV plays an important role in:

- Pricing of new business;
- Analysis of operating performance;
- Product line management;
- Distribution channel management.

3.1.2 Embedded value results

All figures in this document are presented on an after-tax basis unless stated otherwise. The table below provides a high-level overview of the EV results.

Table 1: Total embedded value

In € millions	2007	2006	Change
Life insurance Adjusted Net asset value	1,298.9	1,098.8	200.1
Life insurance Value in force	1,075.7	817.9	257.8
Life insurance EV	**2,374.6**	**1,916.8**	**457.8**
Net asset value of non-life and other activities	339.9	175.4	164.5
Total EV	**2,714.5**	**2,092.2**	**622.3**

The embedded value increased by € 622.3 million during 2007, of which € 364.6 million Adjusted NAV and € 257.8 million VIF. From this increase, € 547.6 million is the consequence of the AXA acquisition. Another driver of the increase is the choice of REAAL to adapt new WFT legislation into the Solvency requirement, which led to € 96.7 million increase in VIF.

The increase from the AXA acquisition can be explained as follows.

Table 2:

In € millions	Adjusted net asset value	Value in Force	Embedded Value
New capital	711.0		711.0
Goodwill	(236.0)		(236.0)
Synergy included in REAAL EEV		72.6	72.6
Total	**475.0**	**72.6**	**547.6**

This means that € 74.7 million (i.e., € 622.3 million less € 547.6 million) of the increase in EV is caused by changes in the value of REAAL in a stand alone basis,which can be analysed as follows.

Table 3:

In € millions	Adjusted net asset value	Value in Force	Embedded Value
Expected return on free equity and unwinding of the VIF	17.5	107.5	125.0
Operational experience (excluding synergy AXA)	1.0	2.4	3.4
Value new business	3.1	8.4	11.5
Economic experience and economic assumptions changes	(229.3)	73.5	(155.8)
Transfer net results	117.9	(117.9)	--
New Wft legislation		96.7	96.7
Other impacts	(20.6)	14.6	(6.0)
Total impact REAAL stand alone	**(110.4)**	**185.1**	**74.7**

1 Headlines analysis of change EV



In € millions
3,050
2,850
2,650
2,450
2,250
2,050
1,850
1,650
1,450
1,250
2,092
711
(236)
73
125
2
12
(156)
98
(6)
2,715
Emedded value 31-12-2006
New capital AXA
Goodwill AXA
Expected synergies due to AXA
Expected return / unwind
Operational experience
Value new business
Economic developments
Wft solvency capital
Other impacts
Emedded value 31-12-2007

For a more detailed analysis please refer to paragraph 3.5.4.

3.1.3 New business results

The value added by new business is decreased in 2007. The value of 2007 and 2006 new life insurance business is summarised in the table below.

Table 4: New business

In € millions	2007	2006	% change
Annualised Premium Equivalent ('APE')	170.2	196.3	(13.3%)
Present Value New Business Premium ('PVNBP')	1,290.7	1,395.8	(7.6%)
Value New Business ('VNB')	11.5	20.2	(44.8%)
Margin as % of PVNBP	0.9%	1.4%	(40.3%)

The Dutch market for life insurance products remained very competitive, as a result, the margins of both regular premiums (for example mortality covers) and individual single premium products (in particular immediate annuities) decreased. In addition, volumes were under pressure as a result of increases in interest rates. As already noted, this led to decreased mortgage refinancing activities and consequently a drop in the volume of Unit Linked products, which are closely related to mortgages. These developments have resulted in a decrease of VNB compared to 2006.

The figures in the table above do not contain the Value New Business of AXA.

3.2 Economic assumptions

Economic assumptions are approved by REAAL's Executive Board and are based on input from the SNS REAAL Asset Liability Committee. The risk-free rates for the first five years of the projections have been derived from the implied 10-year forward rates as at end 2006 and 2007 respectively. After a number of years, risk free rates are assumed to remain constant.

Equity returns are set by reference to the risk free return and assume an equity risk premium of 300 basis points. The property returns assume a premium above risk free rates of 200 basis points. These risk premiums assumed on equity shares and property reflect SNS REAAL's current view of prospective returns on these asset classes.

3.2.1 New money investment assumptions

These include the long term risk-free interest rates, new money credit spreads, equity and property returns. The rates used for the life insurance EV valuation at both year-end 2006 and 2007 are outlined in the tables below. The net credit spread on fixed interest investments allows for defaults that vary by credit rating.

Table 5: New money investment assumptions 2006

	2007	2008	2009	2010	2011	2012+
Risk free fixed interest returns	3.97%	3.99%	4.01%	4.03%	4.05%	4.05%
Net credit spread on fixed interest	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%
Equity returns	6.97%	6.99%	7.01%	7.03%	7.05%	7.05%
Property returns	5.97%	5.99%	6.01%	6.03%	6.05%	6.05%

Table 6: New money investment assumptions 2007

	2008	2009	2010	2011	2012	2013+
Risk free fixed interest returns	4.42%	4.52%	4.63%	4.71%	4.80%	4.89%
Net credit spread on fixed interest	0.42%	0.42%	0.42%	0.42%	0.42%	0.42%
Equity returns	7.42%	7.52%	7.63%	7.71%	7.80%	7.89%
Property returns	6.42%	6.52%	6.63%	6.71%	6.80%	6.89%

Future investments for non-unit linked business have been assumed to be invested in a mix of fixed interest investments and equities and property. In the first year of projection this is the actual mix. After the first year of projection around 83% of the assets (2006: 83%) is assumed to be invested in fixed interest investments and the remainder in a mix of equities and property.

The risk free rates in both years are based on the 10-year forward rates on government bonds inferred from yield curves on 31 december. The average credit rating of the existing fixed interest portfolio is 'AA'. Current market values of fixed interest assets make an implicit allowance for defaults on the existing portfolio. The assumed level of defaults on new money is approximately 10 basis points in both years.

3.2.2 Risk discount rate

The risk discount rate is a combination of a risk free rate (in this case, the ultimate rates shown in the tables above) to reflect the time value of money plus a risk margin to make allowance for the risk that experience in future years differs from that assumed. In particular, a risk margin is added to allow for the risk that projected additional returns on, for example, equities are not achieved.

In determining the discount rate REAAL follows the principle that an appropriate risk margin should be derived using a weighted average cost of capital ('WACC') approach. The WACC is calculated using a risk free interest rate, an equity risk premium, a risk factor (beta) and an allowance for the impact of debt financing (based on the market value of this debt).

Table 7: Derivation of Risk Discount Rate

	2007	2006
Risk free rate	4.89%	4.05%
Equity risk premium	3.00%	3.00%
Risk factor (ß)	1.14	1.18
Weighting debt financing	22%	15%
After-tax cost of debt financing	5.82%	4.02%
Risk discount rate	7.70%	7.00%

The assumed risk factor (beta) i.e. the correlation between REAAL and European stock market returns has been estimated based on a comparison between the MSCI Index and the MSCI Insurance Index.

The WACC computation produced a discount rate at end 2007 of 7.70%, an increase of 70 basis points compared to end 2006. Overall, the risk margin (risk discount rate less ultimate risk free rate) is lower in 2007 than in 2006 (2007: 2.81% and 2006: 2.95%).

No other adjustments for risk are reflected in the discount rate. Differences in risk by product line are reflected through the capital allocation and through deductions for the time value of financial options and guarantees.

3.2.3 Economic scenarios

SNS REAAL has generated a series of economic scenarios for use in determining the cost of options and guarantees. The way in which these scenarios have been derived is described below.

Scenarios for traditional profit-sharing business

Long-term (i.e. 10 year) fixed interest rates are simulated using a normal distribution. Where profit-sharing is based on an external index (e.g., u-yield), the u-yield is approximated as the projected return on 10 year Government bonds minus 20 basis points (2006: 22 basis points). Where management has some discretion over the amount of profit-sharing, the level of profit-sharing is estimated as a moving average of projected returns on fixed interest investments with an average maturity of 10 years.

Scenarios for unit-linked and group segregated account business

These portfolios are backed by a mix of fixed interest and equity investments. Economic scenarios are generated using expected returns on each of these investment categories, the correlation between returns in each of the investment categories and the volatility of return per category. Equity and fixed interest volatilities, and asset correlations are summarised in Appendix 2 of this document.

3.2.4 Taxes

In preparing its end 2006 and 2007 EV life insurance results, REAAL has assumed the nominal tax rates shown in the table below.

Table 8: Nominal tax rates

	2007	2008	2009	2010+
End 2006	25.5%	25.5%	25.5%	25.5%
End 2007		25.5%	25.5%	25.5%

In calculating after-tax earnings allowance has been made for tax-exempt income and expenses. In both 2006 and 2007, the effective rate of tax used in projecting future after-tax profits is 22%.

3.2.5 Required capital

In addition to policyholder reserves, capital is needed to support the life insurance business. This 'required capital' is an allocation of surplus that cannot be distributed until it is no longer needed to support the business in-force. Setting aside capital to protect policyholders comes with a cost, which is reflected in a reduced EV and value of new business.

REAAL has set its required capital level at 150% (2006: 150%) of the EU regulatory minimum requirement. This reflects the level of capital considered by SNS REAAL to be appropriate to manage the business, allowing for REAAL's assessment of the level of market, insurance and operating risk inherent in the underlying portfolio.

According to the new supervisory laws ('Wet op het financieel toezicht', or 'Wft') that came into force on January 1st 2007, the surplus value as calculated in the liability adequacy test (toereikendheidstoets) can be treated as solvency capital, thus reducing the required shareholder's capital and as a result also reducing the cost of capital. There was no such allowance at year-end 2006 as the applicable legislation only came into force at 1 January 2007.The same definition of required capital is used for both existing and new business.

3.3 Operational assumptions

All of REAAL's expenses, including corporate overhead expenses, have been allocated to the various business units within the insurance group. Other than certain non-recurrent expenses, as discussed below, expenses attributable to the life insurance businesses have been allocated to acquisition or to maintenance expenses and are included in the EV projections.

3.3.1 Expenses and expense inflation

As stated in the 2006 EEV disclosure, REAAL drafted a plan to simplify and improve its processes, in order to reduce its external staff significantly, replacing them with internal staff. As a result of the acquisition of the activities of AXA in the Netherlands, once integration of these activities has been realised expense reductions are expected to be higher than envisaged last year. Both the expected synergy savings and associated integration expenses have been taken into account in determining 2007 EEV figures. In 2008, expected integration expenses are projected to exceed the expected synergy savings. In the years 2009-2013, significant synergy savings are expected.

For the EEV calculations, SNS REAAL feels it is appropriate to take into account 70% of the expected synergy on non-acquisition expenses for the life business. This results in the synergy percentages as outlined below.

Table 9: Efficiency gains (2006) / synergy (2007)

	2007	2008	2009	2010	2011	2012	2013
End 2006	1.75%	1.75%	1.75%	0.00%	0.00%	0.00%	0.00%
End 2007		(0.14%)	8.01%	6.25%	5.27%	1.57%	0.22%

Table 10: Increase in renewal expenses

	2007	2008	2009	2010	2011	2012	2013+
End 2006	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%
End 2007		2.25%	2.25%	2.25%	2.25%	2.25%	2.25%

The expenses used to determine unit costs exclude the costs associated with one-off projects, mainly new regulatory and legislative projects performed in 2007. As a result, € 8.4 million of expenses (before tax) were excluded (2006: € 7.8 million).

3.3.2 Mortality, disability and lapses

The assumptions used in the EV calculations for 2006 and 2007 are based on a review of actual operating experience in 2006 and 2007 by REAAL's Insurance Risk Management function.

Mortality assumptions have been updated to reflect improvements in life expectancy for the population in general, and to reflect a more detailed analysis of recent historical mortality experience for the various products sold by REAAL. Lapse assumptions have also been updated to reflect changes in recent historical experience.

The business, through the SNS REAAL Asset Liability Committee, has provided a sign-off that their assumptions represent their best estimates for 2006 and 2007.

3.4 Capital

The EV is based on local reporting requirements and allows for required capital defined as being 150% of the EU minimum solvency requirement for 2007 less the surplus value calculated in the Wft liability adequacy test.

3.4.1 Adjusted net asset value

The table below illustrates the derivation of the adjusted net asset value figures for life insurance business and non-life insurance activities that are part of the total EV.

Table 11: Adjusted net asset value

In € millions	2007	2006
Total reported shareholders' equity - REAAL	1,913.4	1,306.5
Less minority interests	(4.1)	(2.8)
Adjusted net asset value*	1,909.3	1,303.7
Adjusted net asset value		
Life insurance activities	1,547.2	1,123.9
Restricted capital (beklemd vermogen)	(12.3)	(25.0)
Goodwill	(236.0)	--
Sub-total Life insurance	1,298.9	1,098.8
Non-life insurance	362.2	179.9
Other activities	(22.3)	(4.5)
Total adjusted net asset value	**1,638.7**	**1,274.2**

*) The adjusted net asset value can be split into Life (2007: € 1,547.2 million; 2006: € 1,123.9 million) and Non-Life (2007: € 362.2 million; 2006: € 179.9 million).

The amount shown in the table above as 'Restricted Capital' (beklemd vermogen) results from the adoption of IFRS and relates to individual profit-sharing business where part of the revaluation of the underlying assets is to be distributed to policyholders in the future in the form of profit-sharing and as such is restricted capital. The amount deducted from the net asset value in this respect, has been added to the value of in-force business i.e., this adjustment represents a reallocation of value between the adjusted net asset value and the value of in-force business.

The goodwill shown in the table above arises as a result of the acquisition of AXA. As shown above, goodwill has been excluded for EEV purposes.

The € 1,638.7 million adjusted net asset value includes the value for AXA.

3.4.2 DAC and VOBA

In calculating the new business and value of in-force figures shown in this report, allowance has been made for the deferral and amortisation of deferred acquisition costs ('DAC') and of value of business acquired ('VOBA'). As stated before, AXA is included in REAAL's EV figures at it's IFRS book value (less an adjustment for goodwill). Therefore the VOBA figures detailed below exclude the VOBA and other intangibles arising as a result of the acquisition of AXA.

At the end of 2007, DAC totalled € 559 million (2006: € 538 million) and VOBA € 104 million (2006: € 112 million)
The amortisation of DAC and VOBA has been allowed for in projecting future after-tax distributable profits.
The value of in-force business includes the net present value of these profits. Therefore, reducing the EV by either the amount of DAC and/or VOBA outstanding at end 2007 would introduce double counting.

The results of the IFRS Liability Adequacy Test performed at end 2007 show that both the DAC and VOBA are recoverable from future profits. The Liability Adequacy Test also shows that the amount deferred in respect of 2007 new business was recoverable from future margins.

3.5 Results

3.5.1 Embedded value

The table below provides details of the EV at year-end 2006 and year-end 2007. Non-life insurance and other activities are included on the basis of their net asset value.

Table 12: Embedded Value

In € millions	2007	2006
Free surplus (life)	850.3	325.0
Required capital (life)	448.6	773.8
Total adjusted net asset value (life)	**1,298.9**	**1,098.8**
Present value of future profits	1,207.1	1,050.2
Cost of options and guarantees	(20.1)	(37.3)
Cost of capital	(111.3)	(194.9)
Value of in-force business	**1,075.7**	**817.9**
Life insurance EV	**2,374.6**	**1,916.8**
Net asset value of non-life and other activities	339.9	175.4
Total EV	**2,714.5**	**2,092.2**

All material blocks of life insurance business are included in the reported EV results. 95% of the in-force business (and 100% of the new business) is included in REAAL's projection models.

The required capital presented for 2007 is the required capital reduced by the surplus value in the mathematical reserves net of taxes (€ 371.7 million).

3.5.2 Options and guarantees

In addition to the margin above the risk free rate contained in the risk discount rate and the cost of holding required capital, risk is also allowed for under EEV through an explicit reduction in the EV for the (time) value of options and guarantees.

Options and guarantees result from a minimum guarantee within a specified profit sharing formula. Minimum guarantees are either 3% or 4% depending on the issue date of the policy, with more recent issues having lower rates of guarantee. For traditional business, around 40% of the technical provisions relate to business with some form of profit-sharing (discretionary or otherwise).

Around 10% of Individual unit-linked business, measured as a percentage of technical provisions, has some form of minimum maturity guarantee. Group segregated account business provides the holder with the right to leave paid-up benefits with REAAL irrespective of whether the underlying assets are sufficient to meet the contract's liabilities.

The change in the cost of financial options and guarantees (from € 37.3 million at year-end 2006, to € 20.1 million at year-end 2007) is the result of the higher expected risk free return at the end of 2007.

Further detail on the types of options and guarantees embedded in insurance products and their valuation is provided in Appendices 1 and 2 of this report.

3.5.3 Value of new business

An important element in the change in EV from one year to the next is the value added by new business. The value added by new business is the present value of after-tax distributable profits associated with sales during the reporting period. The value is determined using the average of economic assumptions over each quarter during the year, and year-end operational assumptions. The cost of capital associated with the new business is included in the new business value.

New business sales are expressed on the basis of the following:

- Annual premium equivalent ('APE'), equal to regular premium plus one tenth of single premium and
- The present value of future new business premiums ('PVNBP') which equals the single premiums received in the year plus the present value of regular premiums projected to be received over the term of the new contracts, allowing for expected levels of lapse and mortality.

New business volumes include premiums arising from the sales of new individual and group contracts. Renewals of existing group contracts are included in new business volumes. Projected contractual increases in premiums (either salary related or due to new members on existing group contracts) are reflected in the in-force value and deviations from these projections are treated as variations in experience rather than new sales. For individual policies, non-contractual increases to the benefits under these contracts are in principle included in new business.

The table below provides for an overview of the value created by the new business sold in 2007.

Table 13: Value added by new business

In € millions	2007	2006
Value of new business before tax and cost of capital	30.0	49.3
Tax	(6.5)	(10.8)
Cost of capital	(12.0)	(18.4)
Value of new business after tax and cost of capital	**11.5**	**20.2**
APE	170.2	196.3
Margin as % of APE	6.6%	10.3%
PVNBP	1,290.7	1,395.8
Margin as % of PVNBP	0.9%	1.4%

For 2007 the value of new business ('VNB') of REAAL (excluding AXA) amounted to € 11.5 million (2006: € 20.2 million). Similar to the VIF, the impact on value of 70% of expected synergy savings and integration costs has been allowed for in determining VNB. The Dutch market for life insurance products remains very competitive. As a result, the margins on both regular premiums (e.g. term insurance) and individual single premiums (especially immediate annuities) decreased in 2007.

The internal rate of return ('IRR') is the discount rate at which the present value of distributable earnings projected to be earned by new business is equal to the total capital invested to write the business. New business generally requires capital to be invested to meet acquisition costs, set up statutory reserves in excess of premiums received and to meet required capital levels in excess of statutory reserves. This investment is recouped over the remaining lifetime of the policies. The IRR of REAAL's 2007 New Business is 8.9% (IRR 2006: 9.1%).

3.5.4 Analysis of the change in embedded value

The EV increased during 2007 by € 622.3 million (2006: € 431.5 million).

The change in EV in 2007 is explained by the movement analysis shown in the table below. The analysis is shown separately for adjusted net asset value and the value of in-force business, and includes amounts transferred between these two categories.

Table 14: Movement analysis

In € millions	Adjusted net asset value	Value of in-force business	2007 Total	2006 Total
EV from prior period	**1,274.2**	**817.9**	**2,092.2**	**1,660.7**
Adjustments to EV from prior period	0.0	11.6	11.6	(15.8)
Revised starting EV	**1,274.2**	**829.5**	**2,103.7**	**1,644.9**
Value New Business	3.1	8.4	11.5	20.2
Expected return / unwinding	17.5	107.5	125.0	92.8
Transfer net result	117.9	(117.9)	0.0	0.0
Operational experience	1.0	74.4	75.4	142.8
Operating return	**139.5**	**72.4**	**211.9**	**255.7**
Economic experience variances	(229.3)	(13.6)	(242.9)	76.4
Economic assumption changes	--	87.1	87.1	140.2
New capital life business less dividend paid	431.6	--	431.6	(54.0)
New WFT legislation cost of capital	--	96.7	96.7	--
Goodwill related to acquisition of AXA's life activities	(156.3)	--	(156.3)	--
Miscellaneous impacts	14.4	3.6	18.0	33.4
Change in value of non life and other activities	244.2	--	244.2	(4.5)
Goodwill related to acquisition of AXA's non-life activities	(79.7)	--	(79.7)	--
Closing EV	**1,638.7**	**1,075.7**	**2,714.5**	**2,092.2**

Adjustments to EV from prior period

The adjustments to EV from prior period represent the impact on EV of refinements to financial projection models (€11.6 million).

Value New Business

Due to the deferral of acquisition costs, the new business strain of REAAL is very limited.

Expected return / unwind

This consists of:

- The unwinding of the discount rate on the value of in-force business at the beginning of the year and of new business written during the year;
- The expected return on free equity.

Transfer net result

The expected profits included in the present value of future profits that flow from the in-force business to the net asset value are recorded under this heading.

Operational experience variances

This represents:

- The 2007 difference between actual and modelled experience (increase VIF €23.5 million).
- The impact of new operational assumptions. These assumptions have been adjusted as a result of new studies concerning expenses, mortality and lapses. These adjustments result in a decrease of the value in force of €(29.1) million.
- The impact of inclusion of 70% of expected cost synergy: €72.6 million less the impact of the efficiency gains in 2006 EEV (€17.0).
- Other impacts (increase VIF €24.4 million).

Economic experience variances

Economic experience variances primarily consist of the reduction in the market value of bonds and the fall in value of equities.

Economic assumption changes

Reflects the change in risk discount rate from 2006 to 2007 (including changes made to the weighting of debt financing and after-tax cost of debt financing in determining the risk discount rate), and the increase in bond yields over 2007. These changes have increased VIF by € 101.0 million.

The change of the expense inflation results in a decrease in VIF of € 13.9 million.

New capital

As part of the financing of the purchase of AXA, REAAL increased its available equity by € 711 million. After the deduction of dividend paid to the group of € 26 million, shareholder equity increases by € 685 million. Of this amount, € 431.6 million is accounted for in the Movement Analysis on the line "New capital life business less dividend paid". The other € 253.4 million is part of the change in the value of non-life and other activities.

Goodwill

The goodwill presented is the goodwill shown in the IFRS balance sheet. This goodwill result from the acquisition of AXA (total € 236 million, split € 156.3 million for Life and € 79.7 million for Non-Life).

Impact new legislation ('Wft') on cost of capital

REAAL's required capital is defined as 150% of the EU-minimum requirement, or € 820.3 million at end 2007.
The Wft liability adequacy test shows that of this capital, € 476.5 million is covered by surplus in reserves (after tax € 371.1 million). As from 2007, in the calculation of the cost of capital for REAAL the required capital is reduced by this surplus, thus reducing the cost of capital.
This new method of calculation has reduced the cost of capital by € 100.7 million, of which € 4.0 million is accounted for in the VNB.

3.6 Sensitivity analysis

EV calculations rely upon several best estimate assumptions with respect to future investment income, mortality rate, lapse rates, etc. Sensitivity testing of the life insurance EV and new business outcomes for alternative assumptions is provided in the tables below.

The sensitivities that have been performed are as follows:

- 100 basis point lower discount rate;
- 100 basis point higher discount rate;
- 100 basis point reduction in interest rates, including subsequent changes to assumed investment returns for all asset classes, market value of fixed interest assets and risk discount rates;
- 100 basis point increase in interest rates, including subsequent changes to assumed investment returns for all asset classes, market value of fixed interest assets and risk discount rates;
- 10% lower lapses: lapse assumptions are multiplied by 0.90;
- 5% lower mortality and disability: mortality and disability assumptions are multiplied by 0.95. The result for the insurances with longevity risk is shown separately;
- 10% lower maintenance expenses;
- 10% instant downward change in value of equity;
- Required capital equal to 100% of EU minimum solvency requirement rather than 150%;
- Value excluding the expected synergy.

3.6.1 Life insurance embedded value sensitivities

The table below summarises the results of the sensitivity analysis of the life insurance embedded value at 31 December 2007

Table 15: Life insurance embedded value sensitivities

In € millions	Adjusted net asset value	Value of in-force business	2007 Total
As reported	**1,638.7**	**1,075.7**	**2,714.5**
Impact of sensitivity on reported value:			
100 basis point reduction in the risk discount rate		148.5	148.5
100 basis point increase in the risk discount rate		(127.0)	(127.0)
100 basis point reduction in asset return and discount rate simultaneously	136.1	(152.2)	(16.2)
100 basis point increase in asset return and discount rate simultaneously	(113.5)	71.2	(42.4)
10% decrease in lapse rates		23.3	23.3
5% lower mortality and disability rates for insurance contracts with short term mortality risk		21.8	21.8
5% lower mortality and disability rates for insurance contracts with longevity risk		(16.0)	(16.0)
10% decrease in maintenance expenses		45.2	45.2
No synergy		(72.6)	(72.6)
Instant 10% downward change on value of equity	(129.3)	(0.5)	(129.8)
Required capital 100% of EU minimum		73.0	73.0

Please note that these sensitivities represent only the sensitivity of the REAAL in-force portfolio. Sensitivities for the AXA in-force portfolio are presented in Appendix 4.

Changes in fixed interest returns generally coincide with changes in returns on other investment types and changes in risk discount rates. For this reason, we believe it is more appropriate to consider the changes in value resulting from simultaneous changes in fixed interest returns, equity and property yields and discount rates, than to consider these items independently.

1% lower interest rates have a larger impact on the value of in-force business than the 1% increase because in the down scenario the investment returns are at, or below, the interest guarantees. The gain on the mirror sensitivity test, 1% higher interest rates, is not as significant for profit-sharing business as part (or all) of these gains are passed to policyholders in the form of profit-sharing. For unit-linked and non profit-sharing business, the main impact of a change in interest rates stems from the change in risk discount rate that accompanies a move in the underlying risk free rate.

The in-force portfolio is relatively insensitive to changes in mortality and disability experience given the mix of business in force i.e. offsetting positions in short term and long term mortality risk.

3.6.2 New Business sensitivities

The table provides a summary of the impact of the previous described sensitivities on the value added by 2007 new business.

Table 16: New business sensitivities

In € millions	2007 Total
As reported – value of new business	**11.5**
Impact of sensitivity on reported value	
100 basis point reduction in the risk discount rate	7.2
100 basis point increase in the risk discount rate	(6.0)
100 basis point reduction in interest rates*	(20.6)
100 basis point increase in interest rates*	14.6
10% decrease in lapse rates	2.6
5% lower mortality and disability rates (short term)	1.6
5% lower mortality and disability rates (longevity)	(0.9)
10% decrease in maintenance expenses	45.2
No synergy	(6.2)
Required capital 100% of EU minimum	4.8

*) 100 basis point change in interest rates, including subsequent changes to assumed investment returns for all asset classes and risk discount rates.

Please note that these sensitivities represent only the sensitivity of the REAAL new business portfolio.

The sensitivity to changes in interest rates is based around the premise that whilst capital markets would have moved as a result of the fall or rise in interest rates, premiums received from policyholders and benefits and guarantees provided to policyholders would not. The sensitivity also assumes that new-money rates are applied to 2007 cash flows available for investment. This is the reason that the sensitivity to a 1% fall in interest rates shows such a large change relative to the reported value.

Appendix

APPENDIX 1 – *Types of options and guarantees*

Financial options and guarantees may result from a minimum guarantee within a specified profit sharing formula, they may result from management discretion, or maturity guarantees may have been provided at outset of the policy. Generally, minimum guarantee rates are either 3% or 4%, depending on the issue date of the policy, with more recent issues having lower guaranteed rates.

A brief description of the options and guarantees in the life insurance products sold by REAAL is provided below.

1 Traditional profit-sharing business

Traditional profit-sharing business with minimum interest guarantees typically have a time value related to these guarantees. There are two prevailing profit-sharing forms:

- The credited rate is determined by a formula based on an external index (u-yield).
- The credited rate is based on the performance of REAAL's fixed income portfolio with some management discretion as to the precise amounts paid; only on Individual business.

2 Unit-linked business

Part of the unit-linked portfolio contains maturity guarantees. Minimum guarantees vary from 0% to 5.5% depending on the issue date of the policy, with lower returns applying to more recent issues. Funds have to be invested for a minimum number of years, usually ten, before any guarantee applies. The guarantee normally only applies at maturity but for Pensions' policies any maturity guarantee also applies when funds are transferred to another provider (to the amount transferred).

3 Group, segregated account business

Certain group, segregated account contracts provide the holder (i.e. an employer) with the right to leave paid-up benefits with REAAL irrespective of whether the underlying assets are sufficient to meet the contract's liabilities.

APPENDIX 2 – *Valuation of options and guarantees*

1 Traditional profit-sharing business

The cost of financial options and guarantees was determined by comparing the average benefit payments over a range of stochastically generated economic scenarios to the benefit payments under a single deterministic economic scenario. Using this approach, the costs associated with a range of developments are estimated and reflected.

The projected benefits under each of the stochastic scenarios are discounted using a risk discount rate that varies by economic scenario, maintaining a risk margin consistent with the deterministic scenario throughout each of the scenarios.

2 Unit-linked business

For this type of business, the total value (i.e. time value plus intrinsic value) was determined by projecting the average of benefit payments over a range of stochastically generated economic scenarios.

The projected benefits under each of the stochastic scenarios are discounted using a risk discount rate that varies by economic scenario, maintaining a risk margin consistent with the deterministic scenario throughout each of the scenarios.

The total cost of financial options and guarantees was then deducted from the deterministic EV to arrive at the results shown in this report.

3 Group, segregated account business

For segregated accounts, the total cost (i.e. time value plus intrinsic value) was determined by projecting the average of benefit payments over a range of stochastically generated economic scenarios.

The projected benefits under each of the stochastic scenarios are discounted using a risk discount rate that varies by economic scenario, maintaining a risk margin consistent with the deterministic scenario throughout each of the scenarios.

The total cost of this guarantee was then deducted from the deterministic EV to arrive at the results shown in this report.

4 Volatility and Correlation

In determining the cost of options, the following volatility and correlation parameters were used. These are based on a mix of implied and historical levels.

Table 17: Volatility 2006 and 2007

	Fixed interest	Equities
2006	0.68%	16.0%
2007	0.68%	16.0%

Table 18: [14] Correlation matrix 2006

	Fixed interest	Equities	Property
Fixed interest	100%	0%	0%
Equities	0%	100%	57%
Property	0%	57%	100%

Table 19: Correlation matrix 2007

	Fixed interest	Equities	Property
Fixed interest	100%	0%	0%
Equities	0%	100%	65%
Property	0%	65%	100%

APPENDIX 3 – IFRS Book value of AXA

The total embedded value of REAAL is reported as the sum of the value of in-force business of REAAL and the total net asset value reduced by the goodwill paid on the purchase of AXA. The Net Asset Value ('NAV') of REAAL includes therefore the IFRS book value of AXA less goodwill.

1 Acquisition of AXA

On 5 September2007, SNS REAAL acquired AXA. The total price paid, including expenses, can be broken down into the following parts.

Table 20:

In € millions	
Purchase Price as at January 1st, 2007	1,750
Interest up to September 5, 2007	47
Prurchase Price paid	1,797
Acquisition expenses	14
Total	**1,811**

Immediately after the acquisition, the acquisition was consolidated in the balance sheet of REAAL in the following manner:

Table 21:

In € millions	
Net Asset Value excluding intangible assets & goodwill	949
Intangible Assets	627
Goodwill	236
Total	**1,811**

At the end of 2007 the value in the balance sheet is € 1,802 million.

2 Ratio purchase price and Embedded Value

One of the relevant Key Performance Indicator's ('KPIs') in the acquisition of AXA was the ratio Purchase Price / Embedded value. The acquisition was based on the 1-1-2007 ratio, which was 1.13 (1,750 / 1,548).

At closing date the ratio was still at the same level: 1.12 (1,797 / 1,608). This indicates that the value of the AXA portfolio remained stable during the phase until the closing date.

APPENDIX 4 – *Stand alone value of AXA*

In this section, the stand alone embedded value of AXA is outlined. Please note, that because AXA's figures have been calculated on a market consistent basis, it isn't possible to combine the REAAL and AXA figures. Also note that the EEV of REAAL implicitly includes the embedded value of AXA, as the book value of AXA on the REAAL balance sheet represents the full value of AXA.

SNS REAAL intends to harmonise and standardise the 2008 embedded value calculations of REAAL and AXA by moving both to an updated market consistent basis.

1 Stand alone value of AXA

Consistent with prior years, AXA has determined its embedded value using market consistent, methodology. The outcome is as follows.

Table 22: Total embedded value

In € millions	2007	2006	change
Adjusted Net asset value	685.1	718.5	(33.4)
Value in force	654.5	637.0	17.5
Life insurance EV	1,339.6	1,355.5	(15.9)
Net asset value of non-life and other activities	271.0	192.5	78.5
Total EV	**1,610.6**	**1,548.0**	**62.6**

2 Independent review

Tillinghast, the insurance consulting business of Towers Perrin, has reviewed the methodology and assumptions used to calculate of the embedded value as at 31 December 2007, the value of new business written during 2007, the analysis of movement in embedded value over 2007, and the sensitivities shown for the former AXA companies in this report.

Tillinghast has concluded that the methodology and assumptions used comply with the EEV Principles. In particular:

- The methodology makes allowance for the aggregate risks in the covered business through AXA's market consistent methodology, which includes a stochastic allowance for the cost of financial options and guarantees;
- The operating assumptions have been set with appropriate regard to past, current and expected future experience;
- The economic assumptions used are internally consistent and consistent with observable market data; and
- For participating business, the assumed bonus rates, and the allocation of profit between policyholders and shareholders, are consistent with the projection assumptions, established company practice and local market practice.

The methodology and assumptions used also comply with the EEV Guidance, noting the disclosed exception concerning the treatment of affiliated investment management companies.

Tillinghast has also performed limited high-level checks on the results of the calculations and has confirmed that any issues discovered do not have a material impact on the disclosed embedded values, new business values, analysis of movement, and sensitivities. Tillinghast has not, however, performed detailed checks on the models and processes involved.

In arriving at these conclusions, Tillinghast has relied on data and information provided by SNS REAAL. This opinion is made solely to SNS REAAL in accordance with the terms of Tillinghast's engagement letter. To the fullest extent permitted by applicable law, Tillinghast does not accept or assume any responsibility, duty of care or liability to anyone other than SNS REAAL for or in connection with its review work, the opinions it has formed, or for any statement set forth in this opinion.

3 Analysis of change

Table 23: Movement analysis 2007

In € millions	Adjusted net asset value	Value of in-force business	Total MCEV
EV from prior period	**910.8**	**637.9**	**1,548.6**
Adjustments to EV from prior period	41.9	(16.3)	25.7
Revised starting EV	**952.7**	**621.6**	**1,574.3**
New business contribution	(5.3)	7.4	2.0
Expected return / unwind	20.5	52.8	73.3
Transfer net result	84.6	(84.6)	--
Operational experience	(4.1)	(32.8)	(36.9)
Operating return	**89.8**	**(51.3)**	**38.5**
Economic experience variances	(99.8)	87.4	(12.4)
New capital life business and other activities less dividend paid	15.0		15.0
Miscellaneous impacts	(0.8)	(3.2)	(4.0)
Change in value of non life	(0.8)		(0.8)
Closing EV	**956.1**	**654.5**	**1,610.6**

4 AXA new business value

The VNB of AXA for the full year 2007 amounted € 2.0 million (2006: € 10.2 million). The Dutch market for life insurance products remains very competitive. As a result, the margins on both regular premiums (e.g. term insurance) and individual single premiums (especially immediate annuities) decreased.

5 Sensitivities of the AXA portfolio and new business value

Table 24: Life insurance embedded value sensitivities

In € millions	Adjusted net asset value	Value of in-force business	Total MCEV
As reported	**956.4**	**654.4**	**1,610.6**
Impact of sensitivity on reported value:			
100 basis point reduction in the risk discount rate		86.4	86.4
100 basis point increase in the risk discount rate		(74.9)	(74.9)
100 basis point simultaneous reduction in asset return and discount rate		(72.9)	(72.9)
100 basis point simultaneous increase in asset return and discount rate		30.3	30.3
10% decrease in lapse rates		18.5	18.5
5% lower mortality and disability rates		8.1	8.1
10% decrease in maintenance expenses		40.0	40.0
No synergy		(27.4)	(27.4)
Instant 10% downward change on value of equity		(10.7)	(10.7)
Required capital 100% of EU minimum		18.6	18.6

APPENDIX 5 – *Disclaimer*

Cautionary note regarding forward looking statements

This document contains forward-looking statements, including statements about SNS REAAL's beliefs, expectations, and targets. These statements, including, without limitation, SNS REAAL's financial targets are based on SNS REAAL's current plans, estimates and projections, as well as SNS REAAL's expectations of external conditions and events. In particular the words 'expect', 'anticipate', 'estimate', 'may', 'should', 'believe', 'intend', 'plan', 'aim', 'could', 'will', 'potential', and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. SNS REAAL undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by applicable law. SNS REAAL's cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

Colophon

Concept en design
VBAT, Amsterdam

Typesetting
Melis Graphic Services bv, Helmond

Publication
SNS REAAL
Croeselaan 1
P.O. Box 8444
3503 RK Utrecht
The Netherlands

Registered at the Trade Register of the Chamber of Commerce in Utrecht under no. 16062338

Press releases 2008

Annual Report 2007 SNS REAAL available on corporate website

The 2007 Annual Report of SNS REAAL NV will be available on the corporate website: www.snsreaal.com from Friday, March 14 . Printed versions of the annual report are expected to be available from April 4, 2008.

END